82- SUBMISSIONS FACING S

02042040

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tractebel Energia, S.A.

*CURRENT ADDRESS Rua Antônio Dib Mussi
366 - Centro
CEP 88015-110 Florianópolis
Santa Catarina Brazil

**FORMER NAME Centrais Gerodoras do Sul do Brasil (GERASUL)

**NEW ADDRESS

FILE NO. 82- 4760 FISCAL YEAR 12/31/00

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: Amy O'Brien
DATE : 6/18/02







RELATÓRIO ANUAL 2000

2000 ANNUAL REPORT

GERASUL

Hoje, mais do que nunca, tudo depende de energia. O ser humano obteve, ao longo das últimas décadas, avanços notáveis nas mais diversas áreas, sendo um dos mais significativos a capacidade de gerar energia. Ao desviar cursos de rios e construir hidrelétricas, ao dominar a geração de calor e construir termelétricas, conseguiu-se a proeza de transformar recursos naturais em energia elétrica. Porém, a grande façanha - e também o grande desafio - está em transformar esta energia em meios que valorizem de forma plena nosso maior patrimônio: a vida.

A Gerasul, através da geração de energia, contribui para isso. É gratificante saber que, com a sua energia, as crianças estão crescendo em um novo mundo. Um mundo onde a informática e a internet oferecem possibilidades ilimitadas de desenvolvimento.

Esta mesma energia se faz presente no lazer e no trabalho, aspectos fundamentais que dão sentido à existência humana, fornecendo a força necessária para as criações artísticas e para a produção de bens. Também é com energia que a Gerasul se dedica às ações sociais e à preservação ambiental e cultural nas regiões onde atua, porque só a solidariedade e o desenvolvimento sustentável são capazes de nortear o crescimento.

Assim, com base nesta filosofia, a Gerasul segue oferecendo mais e mais energia. Energia para crescer, criar, produzir, amparar e preservar. Mas, principalmente, energia para a vida. Uma vida melhor para a atual e futuras gerações.

Energia para a

ENERGY FOR LIFE

Today, more than ever, everything is energy. Mankind saw notable advances over the last decades but none as significante as the generation of electricity.

Diverting watercourses and building hydroelectric power plants we managed the extraordinary feat of transforming natural resources into electrical energy. The real challenge though, lies in transforming this energy into means to improve the quality of our greatest asset: life.

It is gratifying to know that the energy we produce is used to build a new world for our children, a world where computers and the Internet offer unlimited possibilities for development. Our daily energy, present in leisure and work, the power to create art and wealth alike.

The word energy could also be used to describe Gerasul's commitment to the environmental and social preservation of the communities with whom it interacts.

We believe that only solidarity and sustainable development can lead to a better world, and it is based on these two fundamental principles that we work towards increasing the energy required to grow, raise, produce, support and preserve. Energy for life, a better life for present and future generations.

GERASUL

CENTRAIS GERADORAS DO SUL DO BRASIL S.A.

RELATÓRIO ANUAL 2000

2000 ANNUAL REPORT

Conselho de Administração
BOARD OF DIRECTORS

Titulares / Titleholders

Maurício Stolle Bähr
Presidente / Chairman

Christian Biebuyck

Victor-Frank de Paula Rosa Paranhos

Eric De Muynck

Dirk Beeuwsaert

Manoel Arlindo Zaroni Torres

Luiz Antônio Barbosa

Suplentes / Substitutes

Rodolpho de Oliveira Franco Protásio

Keith Lee Pronske

Gil de Methódio Maranhão Neto

Florent Gheeraert

Andre Van Den Bogaert

Eduardo Migliora Zobaran

Aldo Guido Votto

Diretoria Executiva
MANAGEMENT BOARD

Manoel Arlindo Zaroni Torres
Diretor Presidente
President

Luciano Flávio Andriani
Diretor Administrativo
Administrative Director

José Carlos Cauduro Minuzzo
Diretor de Produção de Energia
Energy Production Director

Roberto Dorval Quadros
Diretor de Implantação de Projetos
Project Implantation Director

Gil de Methódio Maranhão Neto
Diretor de Desenvolvimento de Negócios
Business Development Director

Marc Verstraete
Diretor Financeiro e de Relações com Investidores
Financial and Investor Relations Director

Laércio Dias
Diretor de Controle e Análise de Riscos
Control and Risk Analysis Director





Senhores Acionistas

A Administração da Centrais Geradoras do Sul do Brasil - Gerasul tem a satisfação de apresentar o Relatório Anual da Administração e as Demonstrações Financeiras relativas ao exercício do ano 2000, acompanhadas do parecer dos Auditores Independentes.
Toda a documentação relativa às contas ora apresentadas está à disposição dos senhores acionistas, aos quais a Diretoria Executiva sentir-se-á honrada em prestar os esclarecimentos adicionais necessários.

Apresentação


SUL

Para a Gerasul, o ano 2000 foi repleto de realizações: representou sua retomada de crescimento, levando-a a uma posição de destaque no setor elétrico brasileiro, tanto por seu parque gerador, responsável por 6,9% da capacidade instalada no País, como pelo volume de investimentos na aquisição e implantação de novas unidades geradoras.
A aquisição de 48,75% do capital social da Itasa, empresa constituída com o objetivo de finalizar os investimentos na Usina Hidrelétrica Itá, aumentou sua participação no projeto de 39,50% para 68,99%.
A inauguração da Usina Hidrelétrica Itá, com capacidade instalada de 1.450MW, marcou o início de um novo tempo para o setor elétrico brasileiro. O empreendimento foi considerado, durante sua construção, a maior obra civil em execução na América do Sul, e a disponibilização de sua energia foi muito importante para o atendimento da demanda de eletricidade no País.
A estrutura inovadora de financiamento, idealizada em parceria com o Banco Nacional de Desenvolvimento Econômico e Social - BNDES e utilizando-se do mercado de capitais local, abriu novas possibilidades para financiamento de projetos de infra-estrutura que necessitem recursos de longo prazo.
A construção da Usina Hidrelétrica Cana Brava, situada no Estado de Goiás e com capacidade de geração de 450MW, cuja concessão é detida pela Companhia Energética Meridional - CEM, controlada pela Gerasul, vem mantendo um ritmo acelerado e, no mês de outubro de 2000, foi efetuado o desvio do Rio Tocantins, marco de grande importância, antecipado em seis meses. Inovou-se também na estruturação do "project finance" de Cana Brava, com a participação do BNDES e do Banco Interamericano de Desenvolvimento - BID, que teve neste projeto seu primeiro financiamento desta natureza ao setor elétrico brasileiro.
Também a construção da Usina Hidrelétrica Machadinho, localizada no Rio Pelotas, na qual a Gerasul possui participação de 16,94%, vem mantendo um ritmo de obras que pode resultar na antecipação de geração de energia em vários meses, em relação ao cronograma do empreendimento.
Com esses investimentos, a Companhia tem aumentado a oferta da energia elétrica necessária para o novo ciclo de crescimento que está ocorrendo no País, situando-a entre as empresas que mais aplicam recursos no setor, desde a sua privatização, em setembro de 1998. Isto é motivo de orgulho para a Gerasul e muito importante para os brasileiros, que podem contar com a Empresa para ajudar a impulsionar o desenvolvimento do País num momento em que o crescimento do consumo de energia elétrica na Região Sul, no último ano, foi de 5,80%, e em termos nacionais, de 4,58%.
No exercício do ano 2000, a Companhia deu o primeiro passo rumo ao mercado livre de energia elétrica, assinando seu primeiro contrato de venda com um consumidor final.
Este fato tem um significado especial, pois simboliza sua entrada no novo mercado, no qual, através de parceria, pode-se criar excelentes oportunidades para todos os envolvidos, resultando, ao final, em mais eficiência na cadeia produtiva. É também um forte sinal de que o novo modelo institucional do setor de energia elétrica será capaz de sustentar o ciclo de desenvolvimento que toda a sociedade está empenhada em construir, desde que criadas as condições indispensáveis de competitividade entre as empresas, através do processo de privatização e desverticalização estabelecido pelo Governo Federal.
A Companhia encerra o exercício com uma capacidade instalada de 4.599MW, ou seja, 23,66% de crescimento em relação ao final do ano anterior. Para o futuro, pretende ampliar a capacidade da Usina Hidrelétrica Salto Santiago, no Estado do Paraná, e da Termelétrica William Arjona, em Mato Grosso do Sul, além de iniciar novos investimentos dentre vários projetos em fase de análise de viabilidade.
Os resultados no exercício demonstram uma clara vocação para o crescimento, indispensável para seu objetivo de manter-se como uma das maiores geradoras de energia elétrica no País. Para isso conta com os melhores parceiros do mercado, com a competência de seus executivos e com o empenho e a dedicação de seu corpo funcional, que muito tem contribuído para o sucesso dentro de uma atuação de grande responsabilidade social e em plena sintonia com o desenvolvimento sustentável.

Maurício Stolle Bähr
Presidente do Conselho de Administração

To our Shareholders

Centrais Geradoras do Sul do Brasil - Gerasul, through its Board of Directors, has the pleasure to bring you the Annual Management Report and the Financial Statements for the year 2000 as well as the Independent Auditors' considerations. All documents concerning the accounts in this report are available to the shareholders, to who the Board of Directors will gladly submit any additional information required.

Foreword

2000 was for Gerasul a year filled with achievements. The Company resumed its growth process earning a high ranking position in the Brazilian electricity sector, as much for its generating park, responsible for 6.9% of the country's total installed capacity, as for the volume of investment acquiring and building new generating units.
The acquisition of 48.75% of Itasa's shares, a company set up for the conclusion of investment in Itá Hydro Power Plant, increased its participation in the project from 39.50% to 68.99%.
The inauguration of Itá Hydro Power Plant, with an installed capacity of 1,450MW, was a milestone for the Brazilian electricity sector, its construction was considered the largest civil works undertaking in South America. The project's innovative financing structure, elaborated in collaboration with the National Bank for Socio Economic Development - BNDES and using the local capital market, opened new possibilities for financing infrastructure projects requiring long term resources.
In the State of Goiás, the construction of Cana Brava Hydro Power Plant, with capacity to generate 450MW, continues at an accelerated pace and in October 2000, six months ahead of schedule, the river Tocantins was diverted. Companhia Energética Meridional - CEM, controlled by Gerasul, has the concession for this Power Plant. The project finance also included innovations with the participation of BNDES and IDB - Inter-American Development Bank, this being the first time IDB finances a project of this nature for the Brazilian electricity sector.
The construction of Machadinho Hydro Power Plant, in the river Pelotas, where Gerasul participates with 16.94%, is also developing at a fast rate and the Plant is likely to start its power generation several months ahead of schedule.
With these investments the Company has increased the energy available, essential for the new growth cycle the Country is experiencing presently. Since its privatization in September 1998, Gerasul has been among the sector's greatest investors, a fact that beyond making us proud is very important to the Brazilian people who rely on the Company to help fuel the development of the Country, at a time when, last year, the electricity consumption in the South region increased 5.80% and in Brazil as a whole 4.58%.
In 2000, the Company took its first step towards the electric energy free market, signing its first sale contract with a final consumer. This contract has a special meaning, marking the company's entrance in a new market in which, through partnership, excellent opportunities can be created to all involved, ultimately resulting in more efficiency in the productive chain. It is also a strong indicator that the electricity sector's new institutional model will be able to sustain the development cycle that the whole society is committed to build, providing that the conditions indispensable for competitiveness among companies are created, through the processes of privatization and de-verticalization established by the Federal Government.
The company closes the fiscal year with 4,599MW of installed capacity, a growth of 23.66% in relation to the previous year. Futurely Gerasul intends to increase the capacity of Salto Santiago Hydro Power Plant, in the State of Paraná, and William Arjona Thermoelectric Power Plant, in the of State Mato Grosso do Sul, besides starting new investments from among several projects presently under viability studies.
The results in the recent fiscal year demonstrate a clear vocation for growth, indispensable for the objective of remaining one of the Country's leading electric energy generating companies. To accomplish its objective Gerasul counts on the best partners in the market, the competence of its executives and the commitment of all its collaborators, who have contributed for its success, working with great social responsibility and in perfect tune with the principles of sustainable development.

Mauricio Stolle Bähr
Chairman of the Board of Directors




Energia
para crescer.
ENERGY TO GROW

Mercado de Energia

O mercado brasileiro de energia elétrica movimenta cerca de 305.000GWh, algo equivalente a US$ 10 bilhões por ano, e possui uma expectativa de crescimento de 5,0% anuais, o que impõe um grande desafio na busca de alternativas de suprimento. Maior produtora privada de energia elétrica do Brasil, com 4.599MW de capacidade instalada e foco de atuação nas regiões de maior potencial de consumo, o Sul e o Sudeste do País, a Gerasul tem contribuído intensamente para prover a demanda por energia elétrica do mercado brasileiro, demonstrando sua confiança na desregulamentação do setor.

O esforço empreendido no ano 2000 para antecipar o início da operação das unidades geradoras da Usina Hidrelétrica Itá, num momento em que as condições de suprimento encontravam-se extremamente comprometidas pelos baixos níveis dos reservatórios, demonstra o comprometimento da Gerasul e de sua controladora - a Tractebel - com o desenvolvimento do País, através de uma parceria duradoura com a sociedade brasileira.



A ação institucional

A parceria profícua entre empresa e sociedade e a viabilidade de novos investimentos dependem de um ambiente institucional consolidado, acompanhado por regras estáveis e transparentes de mercado. Para contribuir na consecução desses objetivos e na implantação de um livre mercado de energia elétrica, a Companhia tem participado ativamente nas diversas instituições que definem a trajetória do setor elétrico nacional, como o Mercado Atacadista de Energia Elétrica (MAE), o Operador Nacional do Sistema Elétrico (ONS) e a Agência Nacional de Energia Elétrica (ANEEL).

O desafio da mudança

Atualmente, o mercado brasileiro de energia elétrica é regido pelos Contratos Iniciais, base do modelo de transição que começou com o processo de privatização das grandes geradoras. Estes contratos serão reduzidos gradativamente a partir de 2003, à razão de 25,0% ao ano, até sua completa extinção em janeiro de 2006. Com isso, consolidar-se-á um mercado atacadista, no qual a energia elétrica poderá ser livremente contratada em montantes e preços pactuados. No mercado varejista, existe a possibilidade de que a partir de 2003 todos os consumidores em tensão primária (13,8kV ou mais) terão a oportunidade de escolher livremente os seus fornecedores e, a partir de 2005, todos poderão se tornar consumidores livres.

As relações comerciais no âmbito do Mercado Atacadista de Energia Elétrica (MAE) contemplam dois tipos básicos de transações: os contratos bilaterais e o mercado spot. A liquidação dos contratos bilaterais é realizada diretamente entre as partes, considerando preços e condições acordados. Para cada agente, as diferenças entre a energia contratada e a efetivamente consumida ou alocada são liquidadas no mercado spot ao preço MAE. Para que essas transações aconteçam, é necessário um conjunto de regras e um sofisticado sistema de controle, gerenciado pela Administradora de Serviços do MAE (ASMAE), no qual se faz a contabilização do mercado a partir do registro de contratos, produção e consumo, para a posterior liquidação.



Energy Market

The Brazilian electricity market moves some 305,000MWh, representing around US$ 10 billion annually, expected to have a growth of the order of 5.0% a year, it imposes a great challenge on the search for generation alternatives. The greatest private power producer in Brazil, with an installed capacity of 4,599MW and its activities focused in the regions with the greatest consumption potential, the South and Southeast of the Country, Gerasul has contributed intensely to meet the demand of the Brazilian electricity market, demonstrating its confidence in the deregulation of the sector.

The effort to anticipate the operation of the generating units in Itá Hydroelectric Power Plant in 2000, at a time when the supply conditions were jeopardized by the low water levels in the reservoirs, illustrates the commitment of Gerasul, and its controller Tractebel, to the development of the Country through a lasting relationship with the Brazilian society.

Institutional actions

The proficuous partnership between company and society and the viability of new investments depend on a consolidated institutional environment, with stable and transparent market rules. Contributing to the achievement of these objectives and the implantation of a free electricity market, the Company has actively participated in the various institutions that define the trajectory of the national electricity market, such as MAE - Electrical Energy Wholesale Market, ONS - National Electricity System Operator and ANEEL - Electric Energy National Agency.

The challenge of change

Presently the Brazilian electric energy market is ruled by the initial contracts, which are the basis for the transition model started with the large generators' privatization process. These contracts will be gradually reduced as from 2003, at an annual rate of 25.0%, until they're complete extinction as from January 2006. Thus consolidating a wholesale market where electrical energy will be freely traded in negotiable amounts and prices. As from 2003 there is a possibility that in the retail market all primary voltage (13.8kV or over) consumers may choose their suppliers freely and, as from 2005, all will be able to become free consumers.

The trade relations within the scope of MAE - Electrical Energy Wholesale Market, contemplate two basic types of transactions: the bilateral contracts and the "spot" market. The liquidation of the bilateral contracts is carried out directly between the parts, considering agreed prices and conditions.

For each agent the differences between the contracted energy and the actually consumed or allocated are liquidated in the "spot" market at MAE prices. In order for those transactions to take place it is necessary a set of rules and a sophisticated control system, managed by MAE's Services Administrator - ASMAE, in which the market accountancy is made based on the contracts, production and consumption records, for posterior liquidation.



Mercado de Energia



A reestruturação interna

A abertura do mercado requer conhecimento aprofundado dos meios de produção, transporte e distribuição de energia elétrica, bem como de administração de riscos, desenvolvimento de novos produtos, identificação de oportunidades de negócios e gerenciamento de contratos. A Companhia tem progredido, através do desenvolvimento de seu corpo funcional e da busca de profissionais no mercado, na criação de um time capaz de atuar de forma ágil e integrada em cada uma destas áreas.

A busca de uma melhor estrutura interna para os novos desafios resultou numa adequação da estrutura da Diretoria Executiva e na criação de duas novas diretorias, uma de Controle e Análise de Riscos e outra de Comercialização e Negócios.

A atuação no mercado

A Companhia vem empreendendo ações para ampliar sua base de clientes. Isso não é tarefa fácil, particularmente no caso brasileiro, cujo sistema gerador é predominantemente de origem hidráulica e por isso requer um modelo de gestão dos recursos distinto dos padrões internacionais.

Destaca-se a atuação mais incisiva na comercialização, o que passa por uma integração maior entre as áreas de produção, comercialização e desenvolvimento de novos negócios.

Essa integração permite obter ganhos de produtividade pela alocação eficiente das manutenções e redução das paradas por indisponibilidades forçadas das unidades geradoras. Também os novos projetos de geração e comercialização são avaliados criteriosamente para minimizar riscos, atingir custos aceitáveis e tornar competitivos os produtos da Companhia.

Integrada à comercialização de energia está a área de vendas, com a função de identificar potenciais clientes e suas necessidades. A Companhia deixou de oferecer apenas contratos de energia e potência associada e passou a trabalhar dentro de um conceito de soluções energéticas, oferecendo contratos "sob medida", que atendam às características de carga e consumo de cada cliente.

A partir do mercado potencial, composto por distribuidoras e consumidores livres, a Companhia avalia a implantação de novos projetos, de modo a ampliar a sua participação no mercado e contribuir para o desenvolvimento sustentado da economia.

Internal restructuring

The opening of the market requires a deep knowledge of the electrical energy production, transmission and distribution means, as well as risk administration, new products development, identification of business opportunities and contracts management. Through the development of its collaborators and the search for professionals in the market, the Company has developed a team able to perform in an agile and integrated manner in each of these areas.

The search for an improved internal structure to meet the new challenges resulted in the adequation of the Management Board and the creation of two new directorates: Risk Analysis and Business and Trade.

Performance in the market

The Company has undertaken action to expand its portfolio of clients. This is no easy task, especially in Brazil, where the generation is predominantely hydraulic and therefore requiring a management model different from the international standards. Commercialization has to be more incisive demanding greater integration between the production, and trade and new businesses development areas. This interaction enables productivity gains, through the efficient allocation of maintenance tasks and the reduction of the generating units' stoppages due to forced unavailability. New projects for generation and trade are also evaluated carefully in order to minimize risks, reach acceptable costs and make the Company products competitive.

The sales area, integrated to the commercialization of energy, has the mission of identifying potential customers and their respective needs.

The Company is no longer offering only energy and associated capacity contracts; nowadays it works within a concept of energy solutions, offering tailored contracts, according to each customer's load and consumption requirements. Based on the potential market composed by distributors and free consumers, Gerasul evaluates the implantation of new projects, so as to increase its market share and contribute to the sustainable development of the economy.






Ener
para criar.
ENERGY TO CREATE

Desempenho Operacional

No exercício do ano 2000, a Companhia expandiu sua produção de energia elétrica e alcançou um alto nível de desempenho operacional. Seus contratos foram integralmente cumpridos e a Companhia garantiu qualidade, confiabilidade e eficiência ao mercado.

O ambiente econômico

Depois de toda a instabilidade de 1999, a economia brasileira pôde finalmente retomar a trajetória de crescimento no ano 2000. A taxa de crescimento anual do Produto Interno Bruto (PIB) voltou a superar a marca dos 4%, ao passo que as taxas de inflação ficaram contidas dentro das metas estabelecidas pelas autoridades monetárias. Após meses seguidos de elevação, a taxa de desemprego registrada no final do ano ficou próxima dos 6%, o que não acontecia há três anos.

A aceleração da economia foi puxada por uma política monetária mais suave, que não ignorou, entretanto, os revezes da Argentina e os reflexos da economia norte-americana. As taxas de câmbio e a balança comercial foram as principais variáveis afetadas pela conjuntura externa. O País voltou a apresentar déficit na balança comercial, em grande parte provocado pela forte elevação dos preços do barril de petróleo no mercado internacional. Sem outra razão para sustentá-las, as taxas de câmbio se depreciaram novamente, eliminando a valorização apresentada no primeiro trimestre do ano.



O resultado do exercício

O desempenho econômico, analisado a partir da demonstração do resultado do exercício, mostra uma performance significativamente positiva em relação ao resultado obtido no exercício de 1999. Dois fatores principais contribuíram para a formação do lucro líquido, de R$ 162.801 mil, apurado neste exercício:

- o incremento nas vendas de energia própria, que decorreu principalmente da implementação da Usina Termelétrica William Arjona no início do ano, e da entrada em operação da Usina Hidrelétrica Itá, no segundo semestre;
- a flutuação cambial média em níveis bastante inferiores à verificada no exercício de 1999, fazendo com que as despesas financeiras líquidas tivessem uma redução significativa.

Os principais indicadores (R$ mil)

Indicadores	2000	1999	%
Receitas operacionais líquidas	1.057.317	725.940	45,6
Ebitda	529.623	350.905	50,8
Resultado do serviço	386.248	220.527	75,1
Despesas financeiras líquidas	183.104	331.806	(44,8)
Lucro líquido (2000) / prejuízo (1999)	162.801	(72.585)	-
Ativos totais	4.560.259	4.073.026	11,9
Dívidas em moedas estrangeiras	776.059	660.478	17,5
Dívidas em moeda nacional	608.783	629.760	(3,3)
Patrimônio líquido	2.432.379	2.213.650	9,9

Operacional Performance

In 2000 Gerasul managed to increase its electrical energy production while reaching high operational performance levels. The complete and timely fulfillment of contractual commitments confirmed the Company's reliability and efficiency to the market.

The economic environment

After all the instability lived in 1999, Brazilian economy finally got back on its growth track in 2000. The GDP growth rate once again surpassed the 4% mark, while the inflation rates were contained within the established by the monetary authorities. After several consecutive months of increase, the unemployment rate by the end of the year fell to 6%, for the first time in three years.

The acceleration in the economy was driven by a softer monetary policy, which didn't, however, ignore the set backs in Argentina or the North American economy reflexes. The exchange rates and the trade balance were the main variables affected by the external factors. The heavy increase of oil prices in the international market was the most significant factor determining the return to trade balance deficit. The exchange rates once again fell, eliminating the gains in the first quarter.

The fiscal year's result

The economic performance, analyzed from the fiscal year result's statement, reveals a significant improvement in relation to 1999. The R$ 162.801 thousand net profit in this fiscal year had two main contributing factors:

- the increase in own energy sales, due to the upgrade of William Arjona in the beginning of the year and the start of Itá Hydro Power Plant operation in the second semester;
- the average exchange rate variation levels well below those in 1999, resulting in a significant reduction in the net financial expenses.

Main indicators (R$ thousand)

Indicators	2000	1999	%
Net operational revenues	1,057,317	725,940	45.6
Ebitda	529,623	350,905	50.8
Service result	386,248	220,527	75.1
Net financial expenses	183,104	331,806	(44.8)
Net profit (2000) / loss (1999)	162,801	(72,585)	-
Total assets	4,560,259	4,073,026	11.9
Debt in foreign currency	776,059	660,478	17.5
Debt in local currency	608,783	629,760	(3.3)
Net worth	2,432,379	2,213,650	9.9



EBITDA

O EBITDA, índice que representa o lucro anterior ao resultado financeiro, aos impostos, à depreciação e amortização, atingiu R$ 529.263 mil, ou seja, um crescimento de 50,8% em relação ao ano anterior (R$ 350.905 mil).
O valor obtido neste exercício representa 50,1% das receitas operacionais líquidas, contra 48,3% obtidos no exercício anterior.

A distribuição de dividendos

A administração da Companhia submeterá à Assembléia Geral Ordinária a proposta de distribuição de dividendos no valor de R$ 136.799 mil, que corresponde a 88,4% do lucro líquido, ajustado nos termos da Lei das Sociedades por Ações.
No ano anterior, a Administração, primando pela boa técnica contábil, reconheceu integralmente, no resultado do exercício, os efeitos da desvalorização do real. Este fato fez com que a Companhia apresentasse prejuízo econômico, impedindo a distribuição de dividendos.

O valor adicionado e sua distribuição

O valor adicionado bruto, gerado no exercício do ano 2000, foi de R$ 664.721 mil, representando um crescimento de 35,0% em relação a 1999, cujo valor foi de R$ 492.279 mil. O resumo apresentado a seguir pode ser visto em detalhes no Anexo I das Demonstrações Financeiras:



	2000 (R$ mil)	%	1999 (R$ mil)	%
Valor adicionado líquido gerado	520.591		359.280	
Valor recebido em transferência	27.030		15.453	
total	**547.621**	**100,00**	**374.733**	**100,00**
Distribuição do valor				
Remuneração:				
Do trabalho	57.145	10,44	68.694	18,33
Do capital de terceiros	198.365	36,22	333.072	88,88
Do governo	129.310	23,61	45.552	12,16
Do capital próprio	162.801	29,73	(72.585)	(19,37)
total	**547.621**	**100,00**	**374.733**	**100,00**

EBITDA

The EBITDA, *profit before the financial result, taxes, depreciation and amortization*, reached R$ 529,263 thousand equivalent to a 50.8% growth in relation to the previous year (R$ 350,905 thousand). The value obtained in this fiscal year is equivalent to 50.1% of the net operational revenues, against 48.3% in the previous fiscal year.

The allocation of dividends

The Company will submit to the Shareholders General Meeting the proposal for the allocation of R$ 136.799 thousand in dividends, corresponding to 88.4% of the net profit adjusted according to the Joint Stock Companies Law.
In 1999, the administration, bent on good accountancy techniques, recognized integrally the effect the currency devaluation had in its fiscal year results. Consequently the Company's financial statements presented economic loss, thus preventing the allocation of dividends.

Value added and its allocation

The gross value added generated in 2000 was R$ *664,721 thousand*, representing growth of 35.0% in relation to 1999, when added value was R$ 492,279 thousand. The table below is a summary of Annex I in the Financial Statements.

	2000 (R$)	%	1999 (R$)	%
Net added value generated	520,591		359,280	
Value received in transfer	27,030		15,453	
total	**547,621**	**100.00**	**374,733**	**100.00**
Value allocation				
Remuneration:				
For work	57,145	10.44	68,694	18.33
Third parties capital	198,365	36.22	333,072	88.88
Government	129,310	23.61	45,552	12.16
Own capital	162,801	29.73	(72,585)	(19.37)
total	**547,621**	**100.00**	**374,733**	**100.00**



Desempenho Operacional



As participações societárias permanentes

A Companhia integralizou o montante de R$ 69,5 milhões no capital social da sua controlada, a Companhia Energética Meridional - CEM, cujos recursos destinam-se à construção da Usina Hidrelétrica Cana Brava, no município de Minaçu, Estado de Goiás. A participação da Gerasul no capital social da CEM é de 99,99 %.

Neste exercício, a Gerasul adquiriu 104.288.067 ações ordinárias da Itá Energética S.A. - ITASA, de propriedade da Odebrecht Química S.A., com valor equivalente a R$ 128,9 milhões. Através da sua subsidiária Alpha Participações Ltda., a Companhia adquiriu 97.500.000 ações preferenciais da ITASA, no valor de R$ 151,03 milhões, pertencentes à Eletrobrás. Com isso, a Gerasul passou a deter 48,75% do capital social da ITASA.

A Empresa no mercado de capitais

Os papéis da Gerasul tiveram, no exercício de 2000, um excelente desempenho na Bolsa de Valores de São Paulo (Bovespa). As ações do tipo ON valorizaram-se 60,65%, enquanto as do tipo PNB subiram 44,67%.

O consumo de energia no Brasil

O mercado de energia elétrica no País apresentou um crescimento de 4,58% em relação a 1999, comportamento abaixo do previsto para o ano.

Nas regiões Sul, Sudeste e Centro-Oeste a evolução foi de 4,41%, levemente abaixo da média brasileira.

Na Região Sul, vista isoladamente, verificou-se um crescimento de 5,80% no ano, percentual maior que o do crescimento apresentado pelo Produto Interno Bruto (PIB), que foi de 4,2%. É o maior crescimento verificado no consumo de energia elétrica nesta região desde 1996.

A tabela a seguir, apresenta a trajetória de crescimento anual do consumo de energia elétrica e do PIB nos últimos anos:

Evolução do consumo de Energia Elétrica e do PIB - Brasil


7,0
6,0
5,0
4,0
3,0
2,0
1,0
0
-1,0
Percentual
Ano
1992
1993
1994
1995
1996
1997
1998
1999
2000
PIB
Consumo

Fonte: Eletrobrás (SIESE) e Gazeta Mercantil



Investment in permanent societies

The company invested R$ 69.5 million in the Share capital of its controlled company CEM - Companhia Energética Meridional, for the construction of Cana Brava Hydro Power Plant, in the municipality of Minaçu, Goiás State. Gerasul owns 99.99% of CEM's Share capital.
In this fiscal year, Gerasul acquired 104,288,067 equities of ITASA - Itá Energética S.A., owned by Odebrecht Química S.A., worth R$ 128.9 million. Through its subsidiary Alpha Participações Ltda., the Company acquired 97,500,000 senior shares of ITASA, worth R$ 151.03 million from Eletrobrás. So now Gerasul owns 48.75% of ITASA's share capital.

The Company in the stock market

In 2000 Gerasul's papers had an excellent performance in the São Paulo Stock Exchange (BOVESPA). ON type shares saw their value increased by 60.65% while the PNB type went up by 44.67%.

Energy consumption in Brazil

The Country's electrical energy market grew 4.58% in relation to 1999, behaviour below what was expected for the year. In the South, Southeast and Center-West regions the evolution was 4.41% slightly below the Brazilian average.
In the South region, alone, there was a growth of 5.80% in the year, a percentage higher than the Gross Domestic Product - GDP which was 4.2%, the highest in the region since 1996.
The table below shows the annual evolution of the electricity consumption and the GDP in the last eight years:

Evolution of the electricity consumption and the GDP in Brazil


7,0
6,0
5,0
4,0
3,0
2,0
1,0
0
-1,0
Percentage
Year
1992
1993
1994
1995
1996
1997
1998
1999
2000
GDO
Consumption

Source: Eletrobrás (SIESE) and Gazeta Mercantil



Desempenho Operacional

O parque gerador

A capacidade instalada da Companhia em 31/12/2000 era de 4.599MW, distribuídos em usinas hidrelétricas e termelétricas, conforme demonstrado a seguir:

Unidade de Produção	Tipo	Localização	Capacidade Nominal (MW)
Salto Santiago	Hidrelétrica	Rio Iguaçu (PR)	1.420
Itá (parte da Gerasul)	Hidrelétrica	Rio Uruguai (SC e RS)	800[1]
Salto Osório	Hidrelétrica	Rio Iguaçu (PR)	1.078
Passo Fundo	Hidrelétrica	Rio Passo Fundo (RS)	226
Total de Hidrelétricas			**3.524**
Complexo Jorge Lacerda	Termelétrica	Capivari de Baixo (SC)	857
William Arjona	Termelétrica	Campo Grande (MS)	80
Charqueadas	Termelétrica	Charqueadas (RS)	72
Alegrete	Termelétrica	Alegrete (RS)	66
Total de Termelétricas			**1.075**

(1) A capacidade instalada total da usina em dezembro/2000 é de 1.160MW.

Adicionalmente, a Gerasul conta com 300MW oriundos da interconexão com a Argentina, atingindo a capacidade de 4.899MW.



Os clientes da Gerasul

Os principais clientes da Companhia são as empresas distribuidoras de energia elétrica situadas no Sistema Elétrico Sul, que é composto pelos estados de Mato Grosso do Sul, do Paraná, de Santa Catarina e do Rio Grande do Sul, além de atender à Região Sudeste, através da venda de energia elétrica à Furnas Centrais Elétricas S.A. Nesse ano, a Companhia iniciou o atendimento a consumidores livres, com a assinatura de seu primeiro contrato. A Gerasul produziu no ano aproximadamente 5,80% de toda a energia requerida pelo sistema elétrico interligado do País.

A geração no ano 2000

A produção total de energia elétrica da Gerasul no ano 2000 se manteve em um nível próximo ao obtido em 1999. As usinas hidrelétricas apresentaram uma pequena redução na produção total de energia no ano, causada pela estiagem prolongada até o final da primeira quinzena de setembro, resultando em geração levemente abaixo dos valores assegurados.
Como a demanda de energia no sistema elétrico permaneceu alta no decorrer do ano, as usinas termelétricas foram despachadas com fatores de capacidade elevados até o final da primeira quinzena de setembro, quando ocorreu a recuperação dos reservatórios. Nesse ano as usinas térmicas alcançaram o recorde histórico de geração, com 5.716,75GWh.
No ano 2000, o fator de disponibilidade do conjunto das usinas da Companhia foi de 90,67%. As hidrelétricas tiveram uma disponibilidade de 91,44%, enquanto que nas termelétricas este fator chegou a 87,53%.

The generating park

The Company's installed capacity on December 31st 2000 was 4,599MW, in hydroelectric and thermoelectric power plants as shown below:

Power Plant	Type	Location	Rated Capacity (MW)
Salto Santiago	Hydroelectric	Iguaçu river (PR)	1,420
Itá (Gerasul's part)	Hydroelectric	Uruguai river (SC and RS)	800[1]
Salto Osório	Hydroelectric	Iguaçu river (PR)	1,078
Passo Fundo	Hydroelectric	Passo Fundo river (RS)	226
Total hydroelectrical			**3,524**
Jorge Lacerda Complex	Thermoelectric	Capivari de Baixo (SC)	857
William Arjona	Thermoelectric	Campo Grande (MS)	80
Charqueadas	Thermoelectric	Charqueadas (RS)	72
Alegrete	Thermoelectric	Alegrete (RS)	66
Total Thermoelectric			**1,075**

(1) Total installed capacity in Dec. 2000 is 1,160MW.

Additionally Gerasul counts on 300MW from the interconnection with Argentina, reaching a total of 4,899MW installed capacity.

Gerasul Customers

Gerasul main customers are electricity distributor companies located within the South electrical system, comprising the States of Mato Grosso do Sul, Paraná, Santa Catarina and Rio Grande do Sul, as well as the Southeast Region through the sale of electricity to Furnas Centrais Elétricas S.A.
This year the Company began to trade with free consumers signing its first contract of this type. In the course of the year Gerasul produced approximately 5.80% of all energy required by the Country's interconnected electricity system.

Generation in 2000

Total electricity generated by Gerasul in 2000 was approximately the same as in 1999. Hydroelectric power plants had a slight output reduction due to a drought period that lasted until the first half of September.
As the electricity demand remained high throughout the year, thermoelectric power plants worked with high load factors until the end of the first half of September, when reservoirs returned to acceptable levels.
In 2000 thermoelectric power plants established new generation records at 5,716,75GWh.
Together, Gerasul's power plants totaled an availability factor of 90.67% last year. Hydroelectric power plants reached 91,44% availability while the thermoelectric 87.53%.






Energia
para amparar
ENERGY TO SUPPORT



Além de contribuir para o desenvolvimento do País através da geração de energia elétrica, a Gerasul reconhece a magnitude de sua responsabilidade social. Por isso, desenvolve ações que beneficiam não apenas seus colaboradores diretos, mas também os seus dependentes e a comunidade na qual a Companhia se insere.

Os recursos humanos

Valorização e reconhecimento são palavras-chaves da política de pessoal da Companhia. De seus 830 colaboradores, altamente qualificados, 33% têm formação universitária, muitos dos quais com cursos de pós-graduação. Considerando os colaboradores e seus dependentes, a comunidade Gerasul somava, ao final do ano 2000, 2.438 pessoas.

O provimento de pessoal é pautado pelos critérios de competitividade, igualdade de oportunidades, qualificação e adequação dos candidatos ao perfil funcional e à cultura da Gerasul. Ao longo do ano 2000, foram admitidos 57 colaboradores, entre os quais 15 *trainees*, dentro de um programa chamado "Talentos para o Futuro".

A remuneração dos profissionais está ajustada aos valores praticados pelo mercado e é complementada com bonificações correspondentes ao desempenho efetivo em relação às metas previamente negociadas, através do programa de participação nos lucros e resultados.

Cada colaborador teve em média 77 horas de treinamento durante o exercício.

A preocupação com a segurança está presente em todos os processos da Empresa. Em conseqüência, houve uma sensível redução dos índices de freqüência e de gravidade dos acidentes: de 5,27 e 221, respectivamente, em 1999, para 1,95 e 19 no ano 2000.

O Programa Gerasul de Qualidade de Vida (Geravida), lançado no exercício, atua como agente catalisador de um processo de mudança comportamental. Ele inclui, entre outras atividades, a melhoria da comunicação interna, o lazer e a integração social, as atividades físicas e campanhas de saúde.

No ano 2000, a Empresa investiu cerca de R$ 13,27 mil em cada colaborador através de auxílio à recuperação da saúde, seguro de vida em grupo, alimentação e fundação de previdência privada. Os benefícios concedidos pela Empresa representam, em média, 39% do salário nominal dos empregados.

Para difundir entre todos os colaboradores os valores éticos da Companhia, foi divulgado internamente o Código de Ética do Grupo Tractebel.

Ele expressa os valores cultivados pelo Grupo, e, por seu intermédio, Empresa e colaboradores assumem o compromisso de execução fiel dos contratos e de obediência à lei, seja perante acionistas, clientes e fornecedores, seja diante da comunidade, do meio ambiente e de si mesmos.

Besides its role in the economic development of the Country, producing electricity, Gerasul is aware of the magnitude of its social responsibilities. For this reason the Company develops initiatives benefiting not only its direct collaborators but also their dependents and the community to which it belongs.

Human resources

Valorization and recognition are key words in the Company's personnel policy. Among its highly qualified 830 collaborators 33% are university graduates, many post-graduate. Considering collaborators and their dependents, at the end of 2000, Gerasul community totalled 2,438 people.
Personnel are selected using the criteria of competitiveness, equal opportunity, qualifications and candidates suitability to Gerasul's profile and corporate culture. In the course of last year 57 collaborators became part of the team, 15 of them through the trainee program denominated "Talents for the Future".
Remuneration is established according to market values and complemented with bonuses for previously negotiated goals, through the profit and results participation program.
Each collaborator had on average 77 hours of training in the term of 2000.
Safety being a constant concern in all Company activities, there was a significant drop in the frequency and seriousness of accidents among personnel: from 5.27 and 221, respectively, in 1999, to 1.95 and 19 in 2000.
Gerasul's Quality of Life Program - Geravida, launched last term, works as a catalyzing agent in a process of behavioral change. It includes, among other activities, improvement of internal communication, leisure and social integration, physical activities and health campaigns.
In 2000, the Company invested an average R$ 13.27 thousand in each collaborator through health recovery help, group life insurance, meals and a private welfare foundation. The benefits offered by Gerasul are equivalent, on average, to 39% of the employees' gross salary.
The Tractebel Group Ethics Code was relayed internally so as to foment the Company's ethic values among all collaborators. The code expresses the values cultivated by the Group, and through it, Company and collaborators commit to scrupulous contract compliance and law abidance, be it in relation to the shareholders, customers and suppliers, the community, the environment or themselves.





As ações para a comunidade

O processo de integração com a comunidade faz parte da filosofia da Gerasul, e além de gerar mais de 760 empregos através de empresas de serviços contratadas em sua área de atuação, mantém programas de patrocínios e doações para entidades das comunidades onde está inserida, com destaque para:

- apoio à manutenção do Projeto Cidade da Criança em Florianópolis - SC. Cerca de 3 mil menores carentes participam do projeto. No exercício foram doados R$ 120 mil, cuja aplicação contou com a participação da Empresa na gestão da entidade;
- doação de uma incubadora e outros equipamentos para compor o Banco de Leite do Hospital Nossa Senhora da Conceição, situado em Tubarão - SC. Com isso, a Empresa ajudou a instituição a conquistar o título de "Hospital Amigo da Criança" junto ao Fundo das Nações Unidas para a Infância (UNICEF);
- doação de 35 microcomputadores e mobiliário a escolas e creches carentes;
- realização de estudos, em conjunto com os municípios, sobre o aproveitamento turístico do uso dos reservatórios das usinas hidrelétricas;
- doação de dois automóveis utilitários e de uma lancha para a Polícia Ambiental de Santa Catarina;
- convênios com entidades de ensino em sua área de atuação, como o firmado com a Escola Municipal de Salto Osório, que oferece ensino pré-escolar e de 1ª a 4ª série para aproximadamente 200 crianças, através do repasse de recursos e do uso de instalações da Empresa;
- programa de visitas a suas usinas, atendendo principalmente alunos do 1º e 2º graus. No ano 2000, foram registradas 35 mil visitas ao mirante da Usina Hidrelétrica Itá e 5 mil ao Complexo Termelétrico Jorge Lacerda;
- iniciação profissional de jovens através de um programa de assistência e formação profissional de adolescentes carentes das comunidades de Capivari de Baixo e de Florianópolis. No exercício, foram atendidos 35 menores.



Community initiatives

The integration with the community is part of Gerasul's philosophy. Besides generating over 760 jobs through third party companies, the Company maintains sponsorship programs and donations to organizations in the communities where it develops its activities as for example:

- support to the upkeep of the project "Cidade da Criança" in Florianópolis - Santa Catarina State. Some 3 thousand underprivileged children are benefited by the project. R$ 120 thousand were donated last year, the application of which had the participation of Gerasul;
- donation of an incubator and other equipment to set up the Milk Bank in Nossa Senhora da Conceição Hospital located in the city of Tubarão - Santa Catarina State. This helped the Hospital to be awarded the title "Hospital Friend of the Children" by UNICEF the United Nations Children's Fund;
- donation of 35 computers and furniture to needy schools and nurseries;
- joint studies with the municipal authorities for the touristic usage of the hydroelectric power plants' reservoirs;
- donation of two utility vehicles and a motor boat to the environmental police of Santa Catarina;
- covenants with education organizations such as the one signed with Salto Osório Municipal School, offering pre school and primary school to approximately 200 children, through the repass of resources and the use of the Company's facilities;
- program of visits to power plants, especially for 1st and 2nd grade students. There were 35 thousand visits to the vista point at Itá and 5 thousand to the Jorge Lacerda Thermoelectrical Complex in 2000;
- professional upstart for youngsters through a program of assistance and professional qualification for underprivileged adolescents in the communities of Capivari de Baixo and Florianópolis. Thirty-five minors were assisted last year.





O Balanço Social

Bases de cálculo (em R$ mil)	Exercício de 2000	Exercício de 1999
Faturamento bruto	1.097.441	752.389
Resultado do Serviço	386.248	220.527
Folha de Pagamento Bruta	45.193	48.106

Nota: No exercício de 1999, a folha de pagamento inclui um programa de desligamento incentivado.

Indicadores laboriais	Valor R$ mil	% sobre folha de pagamento	% sobre o resultado do serviço	Valor R$ mil	% sobre folha de pagamento	% sobre o resultado do serviço
Alimentação	2.473	5,47	0,64	2.316	4,81	1,05
Encargos Sociais Compulsórios	14.367	31,79	3,72	13.703	28,49	6,22
Previdência Privada	6.627	14,66	1,71	6.159	12,80	2,79
Previdência Privada - Conversão Aposentadoria Especial em Aposentadoria por Tempo de Serviço	24.431	54,06	6,33	22.254	46,26	10,10
Saúde	2.344	5,19	0,61	3.273	6,80	1,48
Educação	1.096	2,43	0,28	835	1,74	0,38
Participação nos Lucros ou Resultados	4.114	9,10	1,06	2.300	4,78	1,04
Outros Benefícios	1.305	2,89	0,34	999	2,08	0,45
Total	**56.757**	**125,59**	**14,69**	**51.839**	**107,76**	**23,51**

Indicadores sociais	Valor R$ mil	% sobre folha de pagamento	% sobre o resultado do serviço	Valor R$ mil	% sobre folha de pagamento	% sobre o resultado do serviço
Impostos (excluídos encargos sociais)	41.588	92,02	10,77	28.181	58,58	12,78
Contribuição p/a Sociedade / Investimentos na Cidadania	483	1,07	0,12	321	0,67	0,14
Investimentos em Meio Ambiente	8.876	19,64	2,30	8.822	18,34	4,00
Total	**50.947**	**112,73**	**13,19**	**37.324**	**77,59**	**16,92**

Indicadores do corpo funcional	Quantidade	Quantidade
Nº de empregados no final do exercício	830	828
Nº de admissões durante o exercício	57	9
Nº de estagiários durante o exercício	59	42

Social Balance

Databades (R$ thousand)	Fiscal Year 2000	Exercício de 1999
Gross Revenue	1,097,441	752,389
Service Result	386,248	220,527
Gross Payroll	45,193	48,106

Note: in 1999 the payment roll included the expenses for a retirement incentive program.

Labor indicators	R$ thousand	% of payroll	% of service result	R$ thousand	% of payroll	% of service result
Meals	2,473	5.47	0.64	2,316	4.81	1.05
Compulsory Social Charges	14,367	31.79	3.72	13,703	28.49	6.22
Private Pension Plan	6,627	14.66	1.71	6,159	12.80	2.79
Private Pension Plan - Conversion of Special Retirement into Retirement for time of Service	24,431	54.06	6.33	22,254	46.26	10.10
Health	2,344	5.19	0.61	3,273	6.80	1.48
Education	1,096	2.43	0.28	835	1.74	0.38
Participation in Profits or Results	4,114	9.10	1.06	2,300	4.78	1.04
Other benefits	1,305	2.89	0.34	999	2.08	0.45
Total	**56,757**	**125.59**	**14.69**	**51,839**	**107.76**	**23.51**

Social indicators	R$ thousand	% of payroll	% of service result	R$ thousand	% of payroll	% of service result
Taxes (excluding social charges)	41,588	92.02	10.77	28,181	58.58	12.78
Contribution to society / Investment in Citizenship	483	1.07	0.12	321	0.67	0.14
Investment in Environmental Preservation	8,876	19.64	2.30	8,822	18.34	4.00
Total	**50,947**	**112.73**	**13.19**	**37,324**	**77.59**	**16.92**

Workforce indicators	Quantities	Quantities
No. of employees at the end of the year	830	828
No. of admissions during the year	57	9
No. of trainees during the year	59	42




Energia
para preserva
ENERGY TO PRESERVE



Todas as atividades de construção de usinas e de geração de energia elétrica da Gerasul estão devidamente regularizadas junto aos órgãos licenciadores ambientais. Entretanto, a preocupação da Companhia com o meio ambiente vai além do cumprimento das obrigações legais, fazendo da preservação dos recursos naturais, do respeito e da valorização do ser humano componentes centrais de sua filosofia empresarial de desenvolvimento sustentável.
Para difundir entre todos os colaboradores o empenho com a preservação e a gestão ambiental, a Companhia lançou uma Carta do Meio Ambiente, que expressa e mantém presentes estes princípios entre todos os que trabalham com a Empresa. Também é desenvolvido um trabalho junto à comunidade, principalmente entre alunos de 1º e 2º graus, através de folders e cartilhas distribuídas em parceria com secretarias municipais de educação, incentivando o cuidado com o meio ambiente.



A gestão nas termelétricas

A Companhia desenvolve um programa de monitoramento sistemático das emissões atmosféricas e líquidas, assim como o impacto dessas emissões na qualidade do ar e dos cursos d'água na área de influência das usinas termelétricas de Jorge Lacerda (SC), Charqueadas (RS), William Arjona (MS) e Alegrete (RS). Os relatórios são enviados periodicamente aos órgãos ambientais e às prefeituras locais. Destacam-se, no exercício, as seguintes ações:

- efetuado convênio com a Universidade do Sul de Santa Catarina (Unisul), de Tubarão, para monitoramento de metais pesados em todos os efluentes líquidos do Complexo Jorge Lacerda e a identificação do percentual de contribuição das usinas na concentração de poeira no ar. Foi iniciado ainda um trabalho de avaliação da qualidade do ar através de bioindicadores, como a presença de liquens nas árvores, na área do Complexo Jorge Lacerda;
- efetuado convênio com a Fundação de Ciência e Tecnologia (CIENTEC) para desenvolver um processo de dessulfurização de gases, através da injeção de calcário nas caldeiras da Usina Termelétrica Charqueadas (RS). Trata-se de um trabalho pioneiro no Brasil, com tecnologia sendo aplicada fora dos laboratórios, em escala industrial, e que poderá reduzir a emissão de gases de enxofre;
- utilização das cinzas pesadas, provenientes da queima do carvão, na recuperação de áreas em Capivari de Baixo (SC) e Charqueadas (RS), totalizando 2,4km^2 no ano 2000. Já as cinzas leves, produzidas no parque termelétrico da Empresa, são 100% destinadas à indústria de cimentos;
- manutenção de convênios com instituições de pesquisa, relativos ao uso das cinzas. Na Universidade Federal de Santa Catarina (UFSC), pesquisa-se a utilização das cinzas úmidas na indústria da construção civil, substituindo o cimento na fabricação de tijolos e argamassas. Na Universidade Federal do Rio Grande do Sul (UFRGS), estuda-se a viabilidade de utilizar as cinzas úmidas na fabricação de revestimentos cerâmicos;

All activities for the construction of power plants and the generation of electrical energy are duly certified by the environmental licensing agencies. However, the Company's concern with the protection of the environment goes beyond the fulfillment of legal obligations, making the preservation of natural resources, the respect and valorization of the human being, the essence of its corporate philosophy of sustainable development.
In order to incentive the commitment to environmental preservation and management the Company published the Environmental Letter, which expresses and maintains alive these principles among all who work with Gerasul. There is also an ongoing community campaign, using leaflets and manuals, in partnership with local education authorities, encouraging especially 1st and 2nd grade students to practice environmental care.

Management at the thermoelectric power plants

The Company develops a program for the systematic monitoring of liquid effluents and air emissions, as well as their impact in the quality of the air and in watercourses in the areas of influence of Jorge Lacerda (SC), Charqueadas (RS), William Arjona (MS) and Alegrete (RS). The reports are sent periodically to environmental agencies and local authorities.
The following initiatives are noteworthy:

- agreement with Unisul, Universidade do Sul de Santa Catarina, in the city of Tubarão, for the monitoring of heavy metals in all liquid effluents from Jorge Lacerda Complex and the percentages of dust in the air for which the power plants are responsible. It was also started a process of air quality evaluation using bio-indicators, such as lichens on trees, in the region of Jorge Lacerda Complex;
- agreement with CIENTEC - Science and Technology Foundation to develop a process to desulfurize gases, by injecting calcareous material into the furnaces at Charqueadas Thermoelectric Power Plant (RS). Its a pioneering initiative in Brazil, with technology being applied outside the lab in an industrial scale, and which could reduce the sulphur gas emissions;
- use of heavy ashes, from coal burning, in the recovery of areas in Capivari de Baixo (SC) and Charqueadas (RS), totaling 2.4 sq. km in 2000. The light ashes from the Company's thermoelectric park are 100% destined to cement industries;
- maintenance of agreements with research institutions regarding the use of ashes. The use of wet ashes instead of cement in the manufacture of bricks and mortar is researched At UFSC, Santa Catarina Federal University. At UFRGS, Rio Grande do Sul Federal University, the possible application of wet ashes in the manufacture of ceramic tiles, is also being researched;





- operação do novo sistema de transporte de cinzas na usina de Charqueadas (RS), no mês de abril. Uma modificação no transporte hidráulico resultou na redução em dez vezes do volume de água utilizado: o uso e a emissão de 550m³/h de água reduziram-se a 55m³/h. O sistema opera em circuito fechado, evitando o lançamento de rejeitos na natureza;
- em convênio com a Universidade Federal de Santa Maria (UFSM), deu-se início à avaliação do impacto sobre a flora e a fauna aquática da região em relação ao barramento do Rio Ibirapuitã, construído na década de 60 junto à Usina Termelétrica Alegrete (RS). O projeto prevê o plantio de 1,6 mil mudas nativas.

A gestão nas hidrelétricas

A Gerasul mantém convênios com instituições de pesquisa e assistência técnica para a execução do monitoramento ambiental dos lagos das usinas hidrelétricas em atividade e suas áreas adjacentes. Destacam-se, no exercício, as seguintes ações:

- pesquisas realizadas no lago da Usina Hidrelétrica Passo Fundo (RS) revelaram a existência de uma espécie de peixe, o *Hemiancistrus chlorostictum*, um tipo de cascudo até então desconhecido pela ciência. Outras 45 espécies habitam o lago. O trabalho integra o Projeto Ictio, do Laboratório de Ictiologia do Museu de Ciências e Tecnologia da Pontifícia Universidade Católica do Rio Grande do Sul (PUC-RS), que em convênio com a Gerasul faz pesquisas no reservatório, com ênfase na qualidade da água e fauna local;
- em convênio com a Empresa de Assistência Técnica e Extensão Rural do Rio Grande do Sul - EMATER-RS, foram desenvolvidas atividades de conservação dos recursos naturais nas áreas próximas ao reservatório da Usina Hidrelétrica Passo Fundo. A ênfase recaiu nas atividades de fomento agropecuário, conservação do solo, saneamento rural e monitoramento dos recursos hídricos da usina;
- renovados os convênios com o Instituto Ambiental do Paraná (IAP) e a Polícia Ambiental do Paraná, para acompanhamento e avaliação da qualidade da água, da fauna aquática e policiamento ambiental nas Usinas Hidrelétricas Salto Osório e Salto Santiago (PR);
- produção de mais de 500 mil mudas ao ano para a vegetação das margens dos rios e o enriquecimento das faixas ciliares dos reservatórios.

A gestão de obras

As usinas que estão em obras possuem Projeto Básico Ambiental (PBA) específico, que atende à preservação, ao respeito e à qualidade de todos os recursos, naturais e humanos.

- operation of a new system for the transport of ashes at Charqueadas Power Plant (RS) in the month of April. A modification in the hydraulic transport system enabled a tenfold reduction in the volume of water utilized: the use and emission of $550m^3/h$ of water dropped to $55m^3/h$. The system operates in closed circuit, preventing the emission of waste into nature;
- in a covenant with UFSM, Santa Maria Federal University, it was started the evaluation of the impact that the dam, built in the sixties in River Ibirapuitã, close to Alegrete Thermoelectrical Power Plant (RS), had on the region's aquatic fauna and flora. 1.6 thousand native species seedlings are to be planted.

Environmental management at the hydroelectric power plants

Gerasul maintains covenants with research and technical support institutions to carry out the environmental monitoring of the lakes at the power plants. Here are some examples of last year's initiatives:

- researches carried out at Passo Fundo Hydroelectric Power Plant (RS) uncovered a species of fish, the "Hemiancistrus chlorostictum", till then unknown to science. A further 45 species inhabit the plant's lake. The work is part of Project "Ictio", by the Science and Technology Museum Ichthyology Laboratory of PUC (RS) - Rio Grande do Sul Catholic University, which, in a covenant with Gerasul researches the reservoir, with special emphasis on the quality of the water and fauna;
- natural resources preservation initiatives in a covenant with EMATER - RS, Rio Grande do Sul Rural Extension and Technical Support Company, in the areas close to Passo Fundo Hydro Power Plant. The focus was on farming and cattle raising activities, soil preservation, rural sanitation and monitoring of the Power Plant's hydro resources;
- renewal of covenants with IAP, Paraná Environmental Institute, and Paraná State Environmental Police, for the follow-up and evaluation of the water quality, aquatic fauna and the environmental policing at Salto Osório and Salto Santiago (PR) Hydro Power Plants;
- production of over 500 thousand seedlings a year, for the reposition of vegetation on the riverbanks and for the enrichment of reservoirs margins.

Environmental management at the sites

The power plants under construction all have a specific PBA, Basic Environmental Project, insuring the respect and quality preservation of all resources, natural and human.





As ações em Itá

O Projeto Básico Ambiental (PBA) da Usina Hidrelétrica Itá envolveu 35 projetos socioambiental na área de influência do reservatório. No final do ano 2000, o avanço destes projetos atingiu o percentual de 96%. Destacam-se as seguintes ações:

- a operação de resgate da fauna, feita durante o enchimento do reservatório de 14,1 mil hectares de área, alcançou 5,6 mil animais;
- o monitoramento da ictiofauna garantiu a preservação dos peixes à jusante da barragem. Para tanto, mantiveram-se vazões superiores às mínimas exigidas nas leis ambientais vigentes;
- o salvamento da flora permitiu, durante a fase de desmatamento, a coleta de mudas e sementes de árvores nativas que estão sendo plantadas na faixa de vegetação ciliar e para a recomposição das áreas da obra;
- a qualidade da água foi monitorada, tanto no que diz respeito ao reservatório como às águas subterrâneas, garantindo as características anteriores ao enchimento do lago;
- o reassentamento da população rural atingida, abrangendo 869 famílias, foi concluído no ano 2000, com atendimento de todos os processos previstos e assistência técnica aos reassentados.

Os programas em Cana Brava

O Projeto Básico Ambiental (PBA) da Usina Hidrelétrica Cana Brava (GO), vinculado à concessão outorgada a Companhia Energética Meridional - CEM, compõe-se de 20 programas de cunho socioambiental. Entre as principais ações do ano 2000, figuram:

- o desvio do Rio Tocantins e o resgate da ictiofauna;
- o início da vegetação das áreas degradadas por jazidas de extração de argila, usando sementes de espécies vegetais nativas previamente coletadas;
- o monitoramento da fauna silvestre, da ictiofauna e da qualidade da água, para recenseamento de espécies, além da importação dos equipamentos para monitoramento hidrológico e sismológico.

Os avanços em Machadinho

Os projetos socioambientais alcançaram um progresso físico médio de 75%. A recuperação físico-ambiental da área atingida e o programa de preservação do patrimônio histórico, cultural, paisagístico e arqueológico estão, respectivamente, 76% e 74% concluídos. Destacam-se as seguintes ações:

- mais da metade dos trabalhos de limpeza da área do futuro reservatório foi realizada, com acompanhamento de técnicos em conservação da flora e fauna;
- 1,5 milhão de sementes de espécies nativas foram coletadas e iniciou-se a operação de salvamento de animais silvestres, relocando-os nas áreas florestais acima da cota de inundação.



The initiatives at Itá

The PBA, Basic Environmental Project, for Itá Hydro Power Plant involved 35 socio-environmental projects for the area affected by the reservoir. By the end of 2000, these projects had already reached 96% of their successful conclusion. The following initiatives are noteworthy:

- the fauna rescue operation carried out during the impounding of the 14.1 thousand hectare reservoir, involving 5.6 thousand animals;
- monitoring of Ichthyo-fauna insured the preservation of fish downstream from the dam. For this effect, flows above the minimum required by current environmental legislation were maintained;
- native vegetation seedlings and seeds collected during the deforestation phase enabled the recuperation of the reservoir's banks and other regions affected by the works;
- water quality was monitored, not only in the lake but also underground, insuring the preservation of its properties and features as they were before the reservoir was filled;
- the resettlement of the affected rural population, involving 869 families, was concluded in 2000, with the completion of all activities programmed and technical support to the resettled.

The programs in Cana Brava

The Basic Environmental Project (PBA) for Cana Brava Hydro Power Plant, in the State of Goiania, as part of the concession granted to Companhia Energética Meridional - CEM, is composed by 20 socio-environmentally based programs. Among the main initiatives that took place in 2000 are:

- diversion of the River Tocantins and rescue of the Ichthyo-fauna;
- start of the re-vegetation process in the areas damaged by clay extraction activities, using seeds of previously collected native species;
- monitoring of wildlife, Ichthyo-fauna and water quality, for listing purposes, and the importation of hydrological and seismological equipment.

Progress in Machadinho

The socio-environmental projects reached an average 75% of their total. The physical-environmental recuperation of the area affected and the cultural, architectonic, and archaeological heritage preservation program are respectively, 76% and 74% concluded. The following tasks are noteworthy:

- more than half of the reservoir area was cleaned up, monitored by fauna and flora preservation technicians;
- 1.5 million seeds of native species were collected and the wildlife rescue operation was started, relocating them to forestal areas above the future lake margins.






para

Investimentos

A expansão dos negócios da Gerasul na área de geração de energia elétrica avançou com peculiar firmeza ao longo do ano 2000. Ela se faz mensurável no volume de investimentos realizados, na antecipação dos cronogramas de motorização das usinas em implantação, na presença em novos leilões de concessão oferecidos pela ANEEL e na participação em processos de vendas de ativos.

Os empreendimentos em construção

A construção de unidades geradoras, incluindo Cana Brava, consumiu inversões da ordem de R$ 309 milhões ao longo do ano, com um considerável crescimento em relação aos volumes investidos em 1999 e 1998, quando os desembolsos, em valores contábeis, somaram R$ 173,9 milhões e R$ 43,8 milhões, respectivamente.



- **UHE Itá** - Foi consolidada no ano 2000 a motorização da usina, que possui capacidade instalada de 1.450MW, está localizada no Rio Uruguai e envolve investimentos totais da ordem de US$ 1,2 bilhão.
  A primeira das cinco máquinas entrou em operação na data programada, em 1º/07/2000, permitindo à Companhia honrar os compromissos dos Contratos Iniciais. A partir de então, houve sucessivas antecipações no cronograma de motorização: a operação comercial da segunda máquina foi antecipada em 30 dias, a da terceira, em 90 dias, e a da quarta, em 160 dias. A quinta e última máquina tem previsão de acionamento para fevereiro de 2001. Em termos gerais, Itá fechou o ano com 99,6% das obras civis e da montagem eletromecânica realizados. A agilização no cronograma possibilitou à Empresa o aumento da receita, explorando variadas oportunidades de venda.
- **UHE Machadinho** - Com potência total instalada de 1.140MW e um investimento da ordem de R$ 798 milhões, a preços de setembro de 1998. O início da operação comercial de Machadinho está previsto para abril de 2002. Situada no Rio Pelotas, sua construção é feita em consórcio, com 16,94% de participação da Gerasul.
  Em dezembro, foram relocadas as últimas famílias e liberadas as propriedades remanescentes para o enchimento do reservatório desta usina, que está previsto para setembro de 2001. Ao final do ano 2000, o empreendimento apresentou um avanço de 75%, com o cumprimento de 75% dos projetos ambientais, 82,8% das obras civis e 34% da montagem eletromecânica. Também em dezembro, foi emitida a Licença Ambiental Prévia para implantação da linha de transmissão.
- **UTE William Arjona** - Foi efetuada a seleção do terceiro turbogerador de 40MW para esta usina, situada em Campo Grande (MS). O equipamento tem sua operação prevista para abril de 2001, elevando a potência instalada total para 120MW. Em novembro, foi assinado com a MSGás o contrato para fornecimento de gás natural em substituição ao uso do diesel nas unidades geradoras a partir de abril de 2001. A expansão desta usina, cujo processo de compra foi concluído em fevereiro de 2000, atende ao compromisso de garantia de abastecimento energético de Mato Grosso do Sul, conforme previsto no Edital de Privatização da Companhia.



Investments

The expansion of Gerasul's businesses in the power generation field progressed with singular firmness throughout 2000. This is particularly apparent when considering the volume of investment carried out, anticipation of the schedules for the motorization of the power plants under implantation, the participation in ANEEL new concessions tender processes, and in asset sale processes.

Projects under construction

The construction of generating units, including Cana Brava, consumed resources of the order of R$ 309 million in the course of the year, representing a considerable increase in relation to investment volumes in 1999 and 1998, when disbursements, in accountable values, totalled R$ 173.9 and R$ 43.8 million respectively.

- **Itá HPP** - the plant's motorization, with an installed capacity of 1,450MW and set on the River Uruguai, was consolidated in 2000. Total investment of the order of US$ 1.2 billion.
  The first of its five turbines entered operation on schedule, on September 1st 2000, enabling the Company to fulfill its initial contracts. From then on, there were successive anticipations in the motorization schedule: commercial operation of the second machine was anticipated in 30 days, the third in 90 days and the fourth in 160 days. The operation of the fifth and last machine is scheduled for February 2001. Generally speaking, Itá closed the year with 99.6% of civil works and electromechanical assembly completed. The optimization of the schedule increased the Company's revenue, through various sale opportunities .
- **Machadinho HPP** - With an installed capacity of 1,140MW and an investment of the order of R$ 798 million, at September 1998 prices. The beginning of Machadinho's commercial operation is scheduled for April 2002. Set on the River Pelotas, its construction is the responsibility of a consortium in which Gerasul has 16.94% interest.
  In December the last families were relocated and the remaining properties liberated for the impounding of the reservoir, scheduled for September 2001. By the end of 2000 the undertaking was 75% concluded, considering 75% of the environmental projects, 82% of civil works and 34% of electromechanical assembly. Also in December, a Pre Environmental License for the implantation of the transmission line was issued.
- **William Arjona TPP** - This power plant located in Campo Grande (MS) had its third 40MW turbo-generator selected. The equipment has its operation scheduled for April 2001, raising the total installed capacity to 120MW. In November a contract was signed with MSGás for the supply of natural gas to replace the use of diesel in the generating units as from April 2001. The upgrade of this power plant complies with the commitment to guarantee the energy supply to the State of Mato Grosso do Sul, in conformity with the Company's Privatization edict.



Investimentos

- **UTE Jacuí** - A central termelétrica a carvão de Jacuí, com potência instalada de 350MW e localizada em Charqueadas (RS), foi paralisada em 1991 com aproximadamente 40% da obra física realizada e 100% dos equipamentos importados armazenados no local, além de 60% dos equipamentos de origem nacional.
  No ano 2000, desenvolveram-se ações para subsidiar a Companhia nas decisões relativas à conclusão do empreendimento. Aperfeiçoou-se o projeto, definiram-se as características do contrato de empreitada global de conclusão da obra, deu-se continuidade ao licenciamento ambiental com a elaboração do EIA-RIMA e a realização de audiência pública, e foi equacionado o suprimento de combustível. Em outubro, a ANEEL deu indicações sobre o Valor Normativo (referência para a tarifa a ser praticada pelas concessionárias distribuidoras) para os primeiros anos de operação da central, permitindo o início das negociações dos contratos da venda de energia.
- **UHE Cana Brava** - Usina em construção no médio Tocantins, no Estado de Goiás, através da Companhia Energética Meridional - CEM, controlada pela Gerasul. Possui 450MW de capacidade instalada e teve investimento total de R$ 530 milhões, a preços de abril de 1998, dos quais 70% foram financiados pelo Banco Interamericano de Desenvolvimento - BID e pelo BNDES.
  As obras seguiram em ritmo acelerado, com 50% das obras civis executadas e 33% do fornecimento e da montagem eletromecânica de equipamentos concluídos. Destacam-se como principais eventos ocorridos: o desvio do rio, realizado em outubro; a conclusão da escavação do leito do rio e a descida do pré-distribuidor da unidade I no poço, ocorridos em dezembro. As datas em que estes eventos ocorreram representam uma antecipação de seis meses em relação ao previsto no cronograma original das obras e a redução dos riscos hidrológico e geológico, respectivamente, sobre o empreendimento. Foi apresentada, pelo Consórcio Cana Brava, proposta para antecipação da geração comercial em dois meses, passando o início da operação da unidade I de outubro para agosto de 2002, com perspectiva de antecipação de faturamento da ordem de R$ 25 mil.
  A integração da usina à malha de transmissão será feita na subestação de Serra da Mesa, através de uma linha de 58km, cuja licença ambiental de instalação foi concedida em dezembro de 2000. Ao final do ano, já haviam sido adquiridas 20% das propriedades a ser atingidas pelo reservatório.



Agradecimentos

Registramos nossos agradecimentos aos clientes, acionistas, fornecedores e financiadores pelo apoio e pela confiança depositados, e em especial aos nossos colaboradores, por sua dedicação e seu empenho que muito contribuíram para os resultados da Companhia.

Florianópolis (SC), 15 de março de 2001.
A Administração

Investments

- **Jacuí TPP** - The construction of this 350MW coal thermoelectric central in Charqueadas (RS), was suspended in 1991 with approximately 40% of the works concluded and 100% of all imported equipment stored at the site, besides 60% of Brazilian made equipment.
  In 2000 it was sought to subsidize the Company in decisions concerning the conclusion of the undertaking. The project was refined, the features of the contract for the conclusion of the plant were defined, it was given continuity to the environmental licensing procedures with the elaboration of EIA-RIMA, a public audience took place and the fuel supply was equated. In October ANEEL defined indicators (references for the tariffs of the distributors) for the Central's first years of operation, enabling the beginning of negotiation for energy sale contracts.
- **Cana Brava HPP** - power plant presently under construction, in mid Tocantins, in the State of Goiás, through CEM - Companhia Energética Meridional, controlled by Gerasul. With an installed capacity of 450MW it represents a total investment of the order of R$ 530 million, at April 1998 prices, of which 70% financed by IDB - Inter American Development Bank and by BNDES.
  The works developed at an accelerated pace, with 50% of the civil work concluded and 33% of electromechanical supply and assembly completed. The following events are noteworthy: diversion of the river, in October; conclusion of the riverbed excavation and descent of unit 1 pre-distributor into the well, in December. These events took place six months earlier than originally scheduled for the works and their hydrological and geological risk reduction, respectively. Cana Brava proposed to anticipate generation by two months rescheduling it from October 1st to August 2002, enabling the possibility to add R$ 25,000 to revenues.
  The integration of the power plant to the transmission network will be made at Serra da Mesa substation, through a 58km power line, for which environmental license was issued in December 2000. By the end of the year 20% of all properties to be affected by the reservoir had already been acquired.

Acknowledgements

We thank our clients, shareholders, suppliers and investors for their support and cofidence, and in special, our collaborators for their dedication and commitment, so very important in attaining the Company's results.

Florianópolis (SC), March 15th 2001.
The management board






para sonhar.
ENERGY TO DREAM

Balanços Patrimoniais em 31 de dezembro

(em milhares de reais)

ATIVO

	Controladora		Consolidado	
	2000	**1999**	**2000**	**1999**
CIRCULANTE				
Numerário disponível	15.416	790	16.969	811
Consumidores e concessionárias	143.288	64.960	157.673	64.960
Títulos e valores mobiliários	27.309	12.263	41.821	35.821
Créditos da conta consumo de combustível - CCC	22.221	20.872	22.221	20.872
Alienações, serviços em curso e dispêndios a reembolsar	9.519	8.155	8.592	8.155
Tributos e contribuições sociais a recuperar	4.411	4.189	6.033	4.392
Almoxarifado	5.285	4.767	5.285	4.767
Despesas antecipadas	9.575	1.269	10.595	1.269
Créditos fiscais diferidos	2.922	-	3.831	-
Outros	13.389	4.428	11.492	4.444
	253.335	121.693	284.512	145.491
REALIZÁVEL EM LONGO PRAZO				
Concessões licitadas	-	18.086	-	18.086
Concessões a licitar	-	2.648	-	2.648
Depósitos vinculados a litígios	19.294	12.067	19.294	12.067
Títulos e valores mobiliários	7.911	-	7.911	-
Créditos fiscais diferidos	230.129	244.316	230.129	244.316
Tributos e contribuições sociais a recuperar	5.107	9.830	5.107	9.830
Outros	3.231	2.788	3.293	2.788
	265.672	289.735	265.734	289.735
PERMANENTE				
Investimentos	455.646	75.341	118.932	16.975
Imobilizado	3.583.121	3.583.166	4.482.338	3.757.675
Diferido	2.485	3.091	28.357	5.545
	4.041.252	3.661.598	4.629.627	3.780.195
TOTAL DO ATIVO	4.560.259	4.073.026	5.179.873	4.215.421

As notas explicativas são parte integrante das demonstrações financeiras.

Balance Sheets at December 31, 2000 and 1999

(in thousands of reais)

ASSETS

	Holding Company		Consolidated	
	2000	**1999**	**2000**	**1999**
CURRENT ASSETS				
Cash	15,416	790	16,969	811
Accounts receivable - Distributors	143,288	64,960	157,673	64,960
Marketable securities	27,309	12,263	41,821	35,821
Fuel consumption credits - CCC	22,221	20,872	22,221	20,872
Disposals, services in progress and reimbursable amounts	9,519	8,155	8,592	8,155
Recoverable taxes and social contributions	4,411	4,189	6,033	4,392
Inventories	5,285	4,767	5,285	4,767
Prepaid expenses	9,575	1,269	10,595	1,269
Deferred income tax	2,922	-	3,831	-
Others	13,389	4,428	11,492	4,444
	253,335	**121,693**	**284,512**	**145,491**
LONG-TERM ASSETS				
Concessions privatized - Receivables	-	18,086	-	18,086
Concessions in process of being privatized - Receivables	-	2,648	-	2,648
Judicial deposits	19,294	12,067	19,294	12,067
Marketable securities	7,911	-	7,911	-
Deferred income tax	230,129	244,316	230,129	244,316
Recoverable taxes and social contribution	5,107	9,830	5,107	9,830
Others	3,231	2,788	3,293	2,788
	265,672	**289.735**	**265,734**	**289,735**
PERMANENT ASSETS				
Investments	455,646	75,341	118,932	16,975
Property, plant and equipment	3,583,121	3,583,166	4,482,338	3,757,675
Deferred	2,485	3,091	28,357	5,545
	4,041,252	**3,661,598**	**4,629,627**	**3,780,195**
TOTAL OF ASSETS	**4,560,259**	**4,073,026**	**5,179,873**	**4,215,421**

See notes to the financial statements.

Balanços Patrimoniais em 31 de dezembro

(em milhares de reais)

PASSIVO

	Controladora		Consolidado	
	2000	1999	2000	1999
CIRCULANTE				
Fornecedores	81.684	33.065	105.509	36.724
Dividendos propostos	136.799	-	136.799	-
Particip. de empregados nos lucros ou resultados	4.114	2.300	4.114	2.300
Encargos de debêntures	-	-	2.186	2.114
Empréstimos e financiamentos	223.879	116.493	568.668	116.493
Encargos de empréstimos e financiamentos	16.797	10.542	23.045	10.542
Tributos e contribuições sociais correntes	7.015	13.001	9.836	13.024
Tributos e contribuições sociais parcelados	20.713	18.694	20.713	18.694
Reserva global de reversão	1.527	7.224	1.527	7.224
Concessionárias de energia elétrica	7.274	1.045	7.274	1.045
Obrigações estimadas	65.266	57.271	65.383	57.271
Controladas e controladora	42.923	16.230	42.923	16.230
Outros	8.148	18.475	8.148	18.475
	616.139	**294.340**	**996.125**	**300.136**
EXIGÍVEL EM LONGO PRAZO				
Empréstimos e financiamentos	1.143.888	1.145.656	1.230.100	1.145.656
Encargos de empréstimos e financiamentos	278	17.547	278	17.547
Concessões a pagar	-	-	62.784	49.917
Debêntures	-	-	90.632	86.682
Tributos e contribuições sociais parcelados	62.794	75.701	62.794	75.701
Obrigações estimadas	70.140	81.779	70.140	81.779
Provisões para contingências	174.036	187.846	174.036	187.846
Outros	4.094	-	4.094	-
	1.455.230	**1.508.529**	**1.694.858**	**1.645.128**
Obrigações Especiais	56.511	56.507	56.511	56.507
	1.511.741	**1.565.036**	**1.751.369**	**1.701.635**
PATRIMÔNIO LÍQUIDO				
Capital realizado	2.278.704	2.085.977	2.278.704	2.085.977
Reservas de capital	91.695	91.695	91.695	91.695
Reservas de lucros	61.980	5.818	61.980	5.818
Lucros acumulados	-	30.160	-	30.160
	2.432.379	**2.213.650**	**2.432.379**	**2.213.650**
TOTAL DO PASSIVO	**4.560.259**	**4.073.026**	**5.179.873**	**4.215.421**

As notas explicativas são parte integrante das demonstrações financeiras.

Balance Sheets at December 31, 2000 and 1999

(in thousands of reais)

LIABILITIES

	Holding Company		Consolidated	
	2000	1999	2000	1999
CURRENT LIABILITIES				
Suppliers	81,684	33,065	105,509	36,724
Dividends payable	136,799	-	136,799	-
Employees' participation	4,114	2,300	4,114	2,300
Financial charges	16,797	10,542	23,045	10,542
Loans and financing	223,879	116,493	568,668	116,493
Debentures charges	-	-	2,186	2,114
Taxes and social contributions	27,728	31,695	30,549	31,718
Global reversal reserve	1,527	7,224	1,527	7,224
Electric energy concessionaires	7,274	1,045	7,274	1,045
Accrued liabilities	65,266	57,271	65,383	57,271
Associated and affiliated company or holding company	42,923	16,230	42,923	16,230
Others	8,148	18,475	8,148	18,475
	616,139	**294,340**	**996,125**	**300,136**
LONG-TERM LIABILITIES				
Loans and financing	1,143,888	1,145,656	1,230,100	1,145,656
Financial charges	278	17,547	278	17,547
Concessions payable	-	-	62,784	49,917
Debentures	-	-	90,632	86,682
Taxes and social contributions	62,794	75,701	62,794	75,701
Accrued liabilities	70,140	81,779	70,140	81,779
Provision for contingencies	174,036	187,846	174,036	187,846
Others	4,094	-	4,094	-
	1,455,230	**1,508,529**	**1,694,858**	**1,645,128**
Special Obligations	56,511	56,507	56,511	56,507
	1,511,741	**1,565,036**	**1,751,369**	**1,701,635**
SHAREHOLDERS' EQUITY				
Capital	2,278,704	2,085,977	2,278,704	2,085,977
Capital reserves	91,695	91,695	91,695	91,695
Income reserves	61,980	5,818	61,980	5,818
Retained earnings	-	30,160	-	30,160
	2,432,379	**2,213,650**	**2,432,379**	**2,213,650**
TOTAL OF LIABILITIES	**4,560,259**	**4,073,026**	**5,179,873**	**4,215,421**

See notes to the financial statements.

Demonstrações dos Resultados dos Exercícios Findos em 31 de dezembro

(em milhares de reais)

	Controladora		Consolidado	
	2000	1999	2000	1999
RECEITAS OPERACIONAIS BRUTAS				
Fornecimento de energia elétrica	1.401	-	1.973	-
Suprimento de energia elétrica	824.692	531.828	850.408	531.828
Subvenção combustível - CCC	264.626	217.898	264.626	217.898
Outras receitas	6.722	2.663	6.722	2.663
	1.097.441	752.389	1.123.729	752.389
DEDUÇÕES À RECEITA OPERACIONAL				
Impostos e contribuições sobre a receita	(40.124)	(26.449)	(41.084)	(26.449)
RECEITAS OPERACIONAIS LÍQUIDAS	1.057.317	725.940	1.082.645	725.940
DESPESAS OPERACIONAIS				
Pessoal	(65.815)	(81.461)	(66.021)	(81.461)
Participação de empregados nos resultados	-	(2.300)	-	(2.300)
Material	(10.526)	(8.867)	(10.526)	(8.867)
Serviço de terceiro	(25.407)	(22.262)	(26.091)	(22.262)
Combustível para produção de energia elétrica - CCC	(264.626)	(217.898)	(264.626)	(217.898)
Combustível para produção de energia elétrica - sem subvenção	(5.007)	-	(5.007)	-
Energia elétrica comprada para revenda	(121.307)	-	(121.307)	-
Compensação financeira pela utilização de recursos hídricos	(14.292)	(16.739)	(15.010)	(16.739)
Depreciação e amortização	(143.540)	(130.378)	(146.416)	(130.378)
Reversão e constituição de provisões operacionais, líquidas	41.641	23.105	41.641	23.105
Outras despesas	(62.190)	(48.613)	(67.310)	(48.613)
	(671.069)	(505.413)	(680.673)	(505.413)
RESULTADO DO SERVIÇO	386.248	220.527	401.972	220.527
RESULTADO DE EQUIVALÊNCIA PATRIMONIAL	3.589	-	-	-
RECEITAS (DESPESAS) FINANCEIRAS				
Renda de aplicações financeiras	5.735	11.134	5.916	11.134
Encargos de dívidas	(109.565)	(104.239)	(116.626)	(104.239)
Encargos sobre tributos e contribuições sociais	(8.993)	(11.753)	(8.993)	(11.753)
Variações monetárias líquidas	(61.672)	(216.806)	(65.161)	(216.806)
Outras	(8.609)	(10.142)	(8.562)	(10.142)
	(183.104)	(331.806)	(193.426)	(331.806)
LUCRO (PREJUÍZO) OPERACIONAL	206.733	(111.279)	208.546	(111.279)
RECEITA NÃO OPERACIONAL	169	378	212	378
DESPESA NÃO OPERACIONAL	(589)	(2.621)	(589)	(2.621)
LUCRO (PREJUÍZO) ANTES DOS TRIBUTOS	206.313	(113.522)	208.169	(113.522)
Contribuição social	(10.888)	12.379	(11.379)	12.379
Imposto de renda	(28.510)	28.558	(29.875)	28.558
LUCRO (PREJUÍZO) APÓS OS TRIBUTOS	166.915	(72.585)	166.915	(72.585)
Participação de empregados	(4.114)	-	(4.114)	-
LUCRO LÍQUIDO (PREJUÍZO) DO EXERCÍCIO	162.801	(72.585)	162.801	(72.585)
LUCRO LÍQUIDO (PREJUÍZO) POR LOTE DE MIL AÇÕES - R$	**0,2694**	**(0,1346)**	**0,2694**	**(0,1346)**

As notas explicativas são parte integrante das demonstrações financeiras.

Statements of Operations
for the Years Ended December 31, 2000 and 1999

(in thousands of reais)

	Holding Company		Consolidated	
	2000	1999	2000	1999
OPERATING REVENUE				
Revenue from energy supplied to final consumers	1,401	-	1,973	-
Electric energy supplied	824,692	531,828	850,408	531,828
Fuel subsidy - CCC	264,626	217,898	264,626	217,898
Other income	6,722	2,663	6,722	2,663
	1,097,441	**752,389**	**1,123,729**	**752,389**
DEDUCTIONS FROM OPERATING REVENUE				
Taxes and contributions on revenue	**(40,124)**	**(26,449)**	**(41,084)**	**(26,449)**
NET OPERATING REVENUE	**1,057,317**	**725,940**	**1,082,645**	**725,940**
OPERATING EXPENSES				
Personnel	(65,815)	(81,461)	(66,021)	(81,461)
Employees' participation in results	-	(2,300)	-	(2,300)
Material	(10,526)	(8,867)	(10,526)	(8,867)
Third-party services	(25,407)	(22,262)	(26,091)	(22,262)
Fuel for electric energy production - CCC	(264,626)	(217,898)	(264,626)	(217,898)
Fuel for electric energy production without subsidy	(5,007)	-	(5,007)	-
Electric energy purchased for resale	(121,307)	-	(121,307)	-
Payment for the use of hydric resources	(14,292)	(16,739)	(15,010)	(16,739)
Depreciation and amortization	(143,540)	(130,378)	(146,416)	(130,378)
Reversal of (and provision for) contingencies, net	41,641	23,105	41,641	23,105
Other expenses	(62,190)	(48,613)	(67,310)	(48,613)
	(671,069)	**(505,413)**	**(680,673)**	**(505,413)**
INCOME FROM SERVICES	**386,248**	**220,527**	**401,972**	**220,527**
EQUITY RESULT	3,589	-	-	-
NET FINANCIAL INCOME				
Financial income	5,735	11,134	5,916	11,134
Financial expenses	(109,565)	(104,239)	(116,626)	(104,239)
Financial charges on taxes and social contributions	(8,993)	(11,753)	(8,993)	(11,753)
Net monetary variations	(61,672)	(216,806)	(65,161)	(216,806)
Others	(8,609)	(10,142)	(8,562)	(10,142)
	(183,104)	**(331,806)**	**(193,426)**	**(331,806)**
OPERATING INCOME (LOSS)	**206,733**	**(111,279)**	**208,546**	**(111,279)**
NON-OPERATING INCOME	169	378	212	378
NON-OPERATING EXPENSES	(589)	(2,621)	(589)	(2,621)
INCOME (LOSS) BEFORE TAXES	**206,313**	**(113,522)**	**208,169**	**(113,522)**
Social contribution	(10,888)	12,379	(11,379)	12,379
Income tax	(28,510)	28,558	(29,875)	28,558
INCOME (LOSS) AFTER TAXES	**166,915**	**(72,585)**	**166,915**	**(72,585)**
Employees' participation	(4,114)	-	(4,114)	-
INCOME (LOSS) FOR THE YEAR	**162,801**	**(72,585)**	**162,801**	**(72,585)**
INCOME (LOSS) PER THOUSAND SHARES - R$	**0.2694**	**(0.1346)**	**0.2694**	**(0.1346)**

See notes to the financial statements.

Demonstração das Mutações do Patrimônio Líquido dos Exercícios Findos em 31 de dezembro

(em milhares de reais)

	CAPITAL SOCIAL REALIZADO	RESERVAS DE CAPITAL	RESERVAS DE LUCROS	LUCROS ACUMULADOS	TOTAL
SALDOS EM 31/12/1998	2.085.977	91.695	5.818	102.745	2.286.235
Prejuízo do exercício	-	-	-	(72.585)	(72.585)
SALDOS EM 31/12/1999	2.085.977	91.695	5.818	30.160	2.213.650
Aumento de capital em espécie	192.727	-	-	-	192.727
Lucro líquido do exercício	-	-	-	162.801	162.801
Destinação do lucro proposta à A.G.O.:					
- reserva legal	-	-	8.140	(8.140)	-
- dividendos propostos PNA - R$ 0,3018521038, PNB - R$ 0,2263890900 e ON - R$ 0,2263890900 todas por lote de mil ações.	-	-	-	(136.799)	(136.799)
- reserva de retenção de lucros	-	-	48.022	(48.022)	-
SALDOS EM 31/12/2000	2.278.704	91.695	61.980	-	2.432.379

As notas explicativas são parte integrante das demonstrações financeiras.

Statement of changes in shareholders' Equity for the years ended december 31, 2000 and 1999

(in thousands of reais)

	CAPITAL	CAPITAL RESERVES	INCOME RESERVES	RETAINED EARNINGS	TOTAL
BALANCES AT DECEMBER 31, 1998	**2,085,977**	**91,695**	**5,818**	**102,745**	**2,286,235**
Loss for the year	-	-	-	(72,585)	(72,585)
BALANCES AT DECEMBER 31, 1999	**2,085,977**	**91,695**	**5,818**	**30,160**	**2,213,650**
Capital increase	192,727	-	-	-	192,727
Net income for the year	-	-	-	162,801	162,801
Destination of net income:					
- Legal reserve	-	-	8,140	(8,140)	-
- Proposed dividends (preference A - R$ 0,3018521038; preference B - R$ 0,2263890900 and common - R$ 0,2263890900), all amounts per 1000 shares)	-	-	-	(136,799)	(136,799)
- Transfer to reserve	-	-	48,022	(48,022)	-
BALANCES AT DECEMBER 31, 2000	**2,278,704**	**91,695**	**61,980**	**-**	**2,432,379**

See notes to the financial statements.

Demonstrações das Origens e Aplicações de Recursos dos Exercícios Findos em 31 de dezembro

(em milhares de reais)

	Controladora		Consolidado	
	2000	1999	2000	1999
ORIGENS				
Das operações				
Lucro líquido (prejuízo) do período	162.801	(72.585)	162.801	(72.585)
(Receitas) despesas que não afetam o capital circulante líquido:				
Depreciação e amortização	143.540	130.378	146.416	130.378
Juros de longo prazo	12.687	5.490	12.687	5.490
Variação monetária de longo prazo	38.839	174.419	38.839	174.419
Resultado de equivalência patrimonial	(3.589)	-	-	-
Amortização de ágio	1.144	-	1.144	-
(Reversão) provisão de longo prazo, líquida	(3.687)	37.854	(3.687)	37.854
Ativos e passivos fiscais diferidos	13.265	(40.937)	13.265	(40.937)
Baixas do ativo permanente	421	2.243	421	2.243
	365.421	236.862	371.886	236.862
Dos acionistas				
Integralização de capital	192.727	-	192.727	-
	192.727	-	192.727	-
De terceiros				
Ingressos de novos financiamentos de longo prazo	153.430	153.778	243.593	153.778
Debêntures	-	-	-	49.854
Realizáveis em longo prazo, transferidos para o circulante	33.053	559	35.518	559
Outras	165	266	165	266
	186.648	154.603	279.276	204.457
TOTAL DAS ORIGENS	744.796	391.465	843.889	441.319
APLICAÇÕES				
No realizável em longo prazo	21.076	5.518	21.076	5.518
Em investimentos	377.860	73.736	309.438	39.380
Na aquisição de imobilizado e aplicação no diferido	124.539	96.742	303.622	165.468
Em encargos e efeitos inflacionários de curto prazo apropriados no imobilizado	16.351	22.171	38.590	25.371
Em dividendos propostos	136.799	-	136.799	-
Em exigíveis em longo prazo transferidos para o circulante	258.328	189.494	258.328	190.338
Redução de capital circulante líquido oriundo de novos investimentos em participações societárias	-	-	333.004	-
TOTAL DAS APLICAÇÕES	934.953	387.661	1.400.857	426.075
(REDUÇÃO) AUMENTO DO CAPITAL CIRCULANTE LÍQUIDO	(190.157)	3.804	(556.968)	15.244
VARIAÇÃO DO CAPITAL CIRCULANTE LÍQUIDO				
Ativo Circulante				
No fim do período	253.335	121.693	284.512	145.491
No início do período	121.693	145.763	145.491	152.384
	131.642	(24.070)	139.021	(6.893)
Passivo Circulante				
No fim do período	616.139	294.340	996.125	300.136
No início do período	294.340	322.214	300.136	322.273
	321.799	(27.874)	695.989	(22.137)
	(190.157)	3.804	(556.968)	15.244

As notas explicativas são parte integrante das demonstrações financeiras.

Statements of Sources and Applications of Funds for the Years Ended December 31, 2000 and 1999

(in thousands of reais)

	Holding Company		Consolidated	
	2000	1999	2000	1999
SOURCES OF FUNDS				
From operations				
Net income (loss) for the year	162,801	(72,585)	162,801	(72,585)
Expenses (income) that do not affect net working capital:				
Depreciation and amortization	143,540	130,378	146,416	130,378
Long-term interest	12,687	5,490	12,687	5,490
Long-term monetary variation	38,839	174,419	38,839	174,419
Equity result	(3,589)	-	-	-
Goodwill amortization	1,144	-	1,144	-
Increase (reversal) of long-term provisions - net	(3,687)	37,854	(3,687)	37,854
Deferred tax assets and liabilities	13,265	(40,937)	13,265	(40,937)
Book value of permanent assets sold	421	2,243	421	2,243
	365,421	**236,862**	**371,886**	**236,862**
From shareholders				
Capital increase	192,727	-	192,727	-
	192,727	**-**	**192,727**	**-**
From third-parties				
Financing obtained	153,430	153,778	243,593	153,778
Debentures	-	-	-	49,854
Long-term assets transferred to current assets	33,053	559	35,518	559
Others	165	266	165	266
	186,648	**154,603**	**279,276**	**204,457**
TOTAL SOURCES	**744,796**	**391,465**	**843,889**	**441,319**
APPLICATIONS OF FUNDS				
In long-term assets	21,076	5,518	21,076	5,518
In investments	377,860	73,736	309,438	39,380
In the acquisition of property, plant and equipment	124,539	96,742	303,622	165,468
In financial charges and short-term inflationary effects accounted for in property, plant and equipment	16,351	22,171	38,590	25,371
Proposed dividends	136,799	-	136,799	-
In long-term liabilities transferred to current liabilities	258,328	189,494	258,328	190,338
Reduction of net working capital resulting from new investments	-	-	333,004	-
TOTAL APPLICATIONS	**934,953**	**387,661**	**1,400,857**	**426,075**
INCREASE (DECREASE) IN NET WORKING CAPITAL	**(190,157)**	**3,804**	**(556,968)**	**15,244**
CHANGES IN NET WORKING CAPITAL				
Current assets				
End of year	253,335	121,693	284,512	145,491
Beginning of year	121,693	145,763	145,491	152,384
	131,642	**(24,070)**	**139,021**	**(6,893)**
Current liabilities				
End of year	616,139	294,340	996,125	300,136
Beginning of year	294,340	322,214	300,136	322,273
	321,799	**(27,874)**	**695,989**	**(22,137)**
	(190,157)	**3,804**	**(556,968)**	**15,244**

See notes to the financial statements.

Anexo I - Demonstrações do Valor Adicionado dos Exercícios Findos em 31 de dezembro

(em milhares de reais)

	Controladora				Consolidado	
	2000		1999		2000	
	R$ mil	%	R$ mil	%	R$ mil	%
1. GERAÇÃO DO VALOR ADICIONADO						
Receitas de vendas, serviços e outras	832.815		534.491		859.103	
Subvenção de combustível - CCC	264.626		217.898		264.626	
Receitas não operacionais	169		378		212	
(-) Insumos						
Materiais	(10.526)		(8.867)		(10.526)	
Serviços de terceiros	(25.407)		(22.262)		(26.091)	
Combustível p/produção de energia - CCC	(264.626)		(217.898)		(264.626)	
Combustível p/produção sem subvenção	(5.007)		-		(5.007)	
Energia elétrica comprada para revenda	(121.307)		-		(121.307)	
Seguros	(2.626)		(2.176)		(3.364)	
Outros	(3.390)		(9.285)		(7.598)	
	(432.889)		(260.488)		(438.519)	
2. VALOR ADICIONADO BRUTO	**664.721**		**492.279**		**685.422**	
Depreciação, amortização e baixas	(144.130)		(132.999)		(147.005)	
3. VALOR ADICIONADO LÍQUIDO GERADO	520.591		359.280		538.417	
4. VALOR ADICIONADO RECEBIDO EM TRANSFERÊNCIA						
Receitas financeiras	23.441		15.453		23.678	
Resultado de equivalência patrimonial	3.589		-		-	
5. VALOR ADICIONADO A DISTRIBUIR	547.621	100,00	374.733	100,00	562.095	100,00
6. DISTRIBUIÇÃO DO VALOR ADICIONADO						
Remuneração:						
Do trabalho						
Remuneração e encargos trabalhistas	41.223	7,53	53.942	14,40	41.395	7,37
Benefícios	11.808	2,16	12.452	3,32	11.808	2,10
Participação	4.114	0,75	2.300	0,61	4.114	0,73
	57.145	10,44	68.694	18,33	57.317	10,20
Do capital de terceiros						
Encargos e variações monetárias	172.441	31,48	319.107	85,15	183.034	32,57
Outras despesas financeiras	24.251	4,43	12.273	3,28	24.251	4,31
Aluguéis	1.673	0,31	1.692	0,45	1.699	0,30
	198.365	36,22	333.072	88,88	208.984	37,18
Do governo						
Impostos, taxas e contribuições	63.365	11,57	58.895	15,72	64.415	11,46
Encargos setoriais	26.547	4,85	27.594	7,36	27.324	4,86
Imposto de renda e contribuição social	39.398	7,19	(40.937)	(10,92)	41.254	7,34
	129.310	23,61	45.552	12,16	132.993	23,66
Do capital próprio						
Reserva legal	8.140	1,49	-	-	8.140	1,45
Dividendos	136.799	24,98	-	-	136.799	24,33
Lucro retido	17.862	3,26	-	-	17.862	3,18
Prejuízo do exercício	-	-	(72.585)	(19,37)	-	-
	162.801	**29,73**	**(72.585)**	**(19,37)**	**162.801**	**28,96**
TOTAL	547.621	100,00	374.733	100,00	562.095	100,00

As notas explicativas são parte integrante das demonstrações financeiras.

Annex I - Statements of Value Added Value for Years Ended December 31, 2000 and 1999

(in thousands of reais)

	Holding Company				Consolidated	
	2000		1999		2000	
	R$ thousands	%	R$ thousands	%	R$ thousands	%
1. GENERATION OF VALUE ADDED						
Sales, services and other income	832,815		534,491		859,103	
Fuel subsidy - CCC	264,626		217,898		264,626	
Non-operating income	169		378		212	
(-) Input						
Materials	(10,526)		(8,867)		(10,526)	
Third party services	(25,407)		(22,262)		(26,091)	
Fuel for energy production - CCC	(264,626)		(217,898)		(264,626)	
Fuel for production without subsidy	(5,007)		-		(5,007)	
Electric energy purchased for resale	(121,307)		-		(121,307)	
Insurance	(2,626)		(2,176)		(3,364)	
Other	(3,390)		(9,285)		(7,598)	
	(432,889)		**(260,488)**		**(438,519)**	
2. GROSS VALUE ADDED	**664,721**		**492,279**		**685,422**	
Depreciation, amortization and write-offs	(144,130)		(132,999)		(147,005)	
3. NET GENERATED VALUE ADDED	**520,591**		**359,280**		**538,417**	
4. ALUE ADDED TRANSFERRED TO						
Financial income	23,441		15,453		23,678	
Equity result	3,589		-		-	
5. VALUE ADDED TO BE DISTRIBUTED	**547,621**	**100.00**	**374,733**	**100.00**	**562,095**	**100.00**
6. VALUE DISTRIBUTION						
Remuneration:						
Labor						
Wages and labor charges	41,223	7.53	53,942	14.40	41,395	7.37
Benefits	11,808	2.16	12,452	3.32	11,808	2.10
Profit sharing	4,114	0.75	2,300	0.61	4,114	0.73
	57,145	**10.44**	**68,694**	**18.33**	**57,317**	**10.20**
Third party capital						
Charges and monetary variations	172,441	31.48	319,107	85.15	183,034	32.57
Other financial expenses	24,251	4.43	12,273	3.28	24,251	4.31
Rentals	1,673	0.31	1,692	0.45	1,699	0.30
	198,365	**36.22**	**333,072**	**88.88**	**208,984**	**37.18**
Government						
Taxes, fees and contributions	63,365	11.57	58,895	15.72	64,415	11.46
Sector charges	26,547	4.85	27,594	7.36	27,324	4.86
Income tax and social contribution	39,398	7.19	(40,937)	(10.92)	41,254	7.34
	129,310	**23.61**	**45,552**	**12.16**	**132,993**	**23.66**
Shareholders' equity						
Legal reserve	8,140	1.49	-	-	8,140	1.45
Dividends	136,799	24.98	-	-	136,799	24.33
Retained earnings	17,862	3.26	-	-	17,862	3.18
Loss for the year	-	-	(72,585)	(19.37)	-	-
	162,801	**29.73**	**(72,585)**	**(19.37)**	**162,801**	**28.96**
TOTAL	**547,621**	**100.00**	**374,733**	**100.00**	**562,095**	**100.00**

See notes to the financial statements.

(em milhares de reais)

NOTA 1 - CONTEXTO OPERACIONAL

A Centrais Geradoras do Sul do Brasil S.A. - GERASUL, concessionária de uso de bem público, na condição de produtora independente, com sede em Florianópolis - SC, tem como atividade a geração e comercialização de energia elétrica.

Sua capacidade instalada é de 4.599MW, dos quais 76,63% em usinas hidrelétricas e 23,37% em termelétricas, compostos pelo seguinte parque gerador em operação: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UHE Itá (RS/SC), UTE Charqueadas (RS), UTE Alegrete (RS), UTE William Arjona (MS) e Complexo Termelétrico Jorge Lacerda (SC).

O controle acionário da Companhia pertence à Tractebel Sul Ltda., empresa constituída no Brasil sob o controle da Tractebel Sociètè Anonyme, com sede em Bruxelas, na Bélgica.

A Companhia detém, desde maio de 1999, o controle acionário da Companhia Energética Meridional - CEM, correspondente a 99,99% das ações representativas do capital social. A CEM é detentora de concessão para construir e operar a Usina Hidrelétrica Cana Brava, localizada no Rio Tocantins, Estado de Goiás, cujas características estão descritas na Nota 8-b.

Em junho de 2000 a Companhia adquiriu 48,75% do capital votante da empresa Itá Energética S.A. - ITASA, uma Special Purpose Company - SPC, constituída para construir e explorar, em parceria, através de consórcio, a Usina Hidrelétrica Itá, localizada no Rio Uruguai, na divisa dos estados de Santa Catarina e do Rio Grande do Sul. As principais características da ITASA e do empreendimento estão descritas na Nota 8-b.

Participa, ainda, com 99,99% do capital social da empresa Alpha Participações Ltda., constituída em 16 de outubro de 2000, cujas operações estão descritas na Nota 8-b.

NOTA 2 - APRESENTAÇÃO DAS DEMONSTRAÇÕES FINANCEIRAS

Todos os valores apresentados (textos e tabelas) nas Demonstrações Financeiras e nas Notas Explicativas, exceto as informações de dividendos por ação, estão expressos em reais/mil.

A Companhia está apresentando, no Anexo I às Notas Explicativas, a demonstração do valor adicionado.

Demonstrações financeiras da Controladora

As demonstrações financeiras foram elaboradas de acordo com a legislação societária brasileira, com as normas da Agência Nacional de Energia Elétrica - ANEEL e com os atos normativos da Comissão de Valores Mobiliários - CVM.

Demonstrações financeiras consolidadas

As demonstrações financeiras consolidadas foram elaboradas de acordo com os princípios e as práticas de consolidação previstos na legislação societária brasileira e na Instrução nº 247/96, com as alterações introduzidas pela Instrução nº 285/98, da Comissão de Valores Mobiliários - CVM, abrangendo o balanço patrimonial, a demonstração do resultado do exercício e a demonstração das origens e aplicações de recursos da controladora e de suas controladas, Companhia Energética Meridional - CEM, Itá Energética S.A. - ITASA e Alpha Participações Ltda.

Detalhamento em Notas Explicativas

Para propiciar maior clareza na apresentação dos detalhamentos de saldos patrimoniais em Notas Explicativas, as contas ativas e passivas não existentes nas controladas estão sendo apresentadas exclusivamente sob o título "Controladora", cujos valores são idênticos aos saldos consolidados.

NOTA 3 - SUMÁRIO DAS PRINCIPAIS PRÁTICAS CONTÁBEIS

Reconhecimento dos efeitos inflacionários

Estão refletidos somente os efeitos das variações monetárias sobre ativos e passivos indexados em função de disposições legais e contratuais. Em conformidade com as disposições da Lei nº 9.249, de 26/12/1995, a partir de janeiro de 1996 foi extinta a sistemática de correção monetária. Desta forma, os valores correspondentes ao ativo permanente, patrimônio líquido e às obrigações especiais estão corrigidos somente até 31/12/1995.

Critérios gerais de avaliação

a) Resultados do período

As receitas e despesas estão registradas em observância ao regime de competência dos exercícios.

b) Ativos circulante e realizável em longo prazo

Os materiais em estoque no almoxarifado estão registrados ao custo médio ponderado, que não excede o valor de mercado;

(in thousands of reais)

NOTE 1 - OPERATIONAL CONTEXT

The Centrais Geradoras do Sul do Brasil S.A. - GERASUL, an independent power producer with headquarters in Florianópolis - SC, has as its principal activity the generation and sale of electric energy.

Its installed capacity is 4,599MW, of which 76.63% is from hydroelectric plants and 23.37% from thermoelectric plants. It is composed of the following generating plants, in operation: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UHE Itá (RS/SC), UTE Charqueadas (RS), UTE Alegrete (RS), UTE William Arjona (MS) and the Jorge Lacerda Thermoelectric Complex (SC).

Tractebel Sul S.A., a Brazilian company, is controlled by Tractebel Société Anonyme, with headquarters in Brussels, Belgium.

In May 1999, the Company acquired the share control of Companhia Energética Meridional - CEM, equivalent to 99.99% of the shares composing the share capital. CEM owns the concession to operate the Cana Brava Power Plant, located on Rio Tocantins, state of Goiás, whose characteristics are described in Note 8.b.

In June 2000, the Company acquired 48.75% of the voting capital of Itá Energética S.A - ITASA, a SPC - Special Purpose Company, formed for the joint construction and operation, by a joint venture, of the hydroelectric power plant, located on the Uruguay River, on the border between the States of Santa Catarina and Rio Grande do Sul. The main characteristics of ITASA and also of the undertaking are described in Note 8-b.

The Company also has a 99.99% participation in the voting capital of Alpha Participações Ltda., a company formed on October 16, 2000, whose operations are described in Note 8-b.

NOTE 2 - PRESENTATION OF THE FINANCIAL STATEMENTS

All values (texts and tables) presented in the financial statements and in the notes to the financial statements are expressed in thousands of reais. US dollar amounts in note 22 are in thousands.

The Value Added Statement is presented in Annex I .

Parent Company financial statements

The financial statements have been prepared in accordance with the accounting practices established by the Brazilian Corporate Law, in accordance with the Electric Energy National Agency - ANEEL regulations and in conformity with the standards issued by the Brazilian Securities Commission (CVM).

Consolidated Financial Statements

The consolidated financial statements, including those of the parent company and its subsidiaries, Companhia Energética Meridional - CEM, Itá Energética S.A. - ITASA and ALPHA Participações Ltda's. balance sheet, statement of income, and the statement of sources and applications of funds, were prepared in accordance with consolidation principles and practices set forth by the Brazilian Corporate Law and by Instruction No. 247/86, including amendments introduced by Instruction No. 285/88, of the Brazilian Securities Commission (CVM)

Presentation of the Notes to the Financial Statements

For the purpose of presenting a clear understanding of the components of the balance sheet in the Notes to the financial statements, in the cases where certain assets and liabilities accounts do not exist in the subsidiary, the notes are solely being presented under the heading "Holding company", the values for which are identical to those of the consolidated balances.

NOTE 3 - SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES

Recognition of inflationary effects

Only the effects of monetary variations on assets and liabilities indexed as a function of legal and contractual arrangements are reflected in the Company's financial statements. In compliance with the provisions of Law n° 9,249 of December 26, 1995, starting in January 1996, the monetary correction system was abolished. As a result, the amounts pertaining to the permanent assets, shareholders' equity and special obligations have not been adjusted since that date.

General valuation criteria

a) Income and expenses for the period

Income and expenses are recorded by using the accrual method of accounting.

b) Current and long-term assets

Inventories are recorded at average actual cost or market value, whichever is lower.

(em milhares de reais)

os títulos e valores mobiliários estão registrados ao custo acrescido dos rendimentos auferidos até a data do balanço, cujos valores contábeis não excedem os preços médios de mercado;

os ativos indexados estão atualizados até a data do balanço.

c) Permanente

Os investimentos em participações societárias são avaliados pelo método da equivalência patrimonial e os demais investimentos estão ao custo de aquisição, que não excede o valor de mercado.

O imobilizado está registrado ao custo de aquisição ou construção. A depreciação está calculada pelo método linear, com base nas taxas médias anuais mencionadas na Nota 9-a, calculadas com base nas Unidades de Cadastro - UC que compõem os empreendimentos, em consonância com a Resolução nº 002, de 24/12/1997, alterada pela Resolução nº 044, de 17/03/1999, da Agência Nacional de Energia Elétrica - ANEEL.

Em função do disposto nas Intruções Gerais nº 35 e 36 do Plano de Contas do Serviço Público de Energia Elétrica, os juros e demais encargos financeiros e efeitos inflacionários decorrentes dos financiamentos obtidos de terceiros, efetivamente aplicados nas imobilizações em curso, estão computados como custo do respectivo imobilizado.

d) Passivos circulante e exigível em longo prazo

Os empréstimos e financiamentos e os encargos decorrentes, apropriados até a data do balanço, estão atualizados pelas taxas de câmbio ou pelos índices contratuais (ver Nota 10) e as demais obrigações estão registradas pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos.

Demonstrações financeiras consolidadas

Foram eliminados os investimentos da investidora no capital das investidas e os saldos ativos e passivos decorrentes de operações entre as companhias consolidadas.

Os componentes do ativo e passivo e as receitas e despesas da ITASA estão consolidados na proporção da participação da Companhia em seu capital social, por se tratar de controle compartilhado (ver Nota 8-b).

Em face da alta proporção de participação da controladora nas controladas CEM e Alpha (ver Nota 8-b), não houve efeito da participação dos acionistas não controladores a ser demonstrado no patrimônio líquido consolidado.

Na consolidação da demonstração das origens e aplicações de recursos, foram consideradas as transações da ITASA somente nos períodos em que ocorreram os investimentos pela Companhia.

NOTA 4 - CONSUMIDORES E CONCESSIONÁRIAS

	Controladora				
	2000				1999
		Vencidos			
	Vincendos	até 90 dias	mais de 90 dias	Total	Total
Consumidores livres	1.401	-	-	1.401	-
Concessionárias	114.722	8.887	18.278	141.887	64.960
	116.123	8.887	18.278	143.288	64.960

	Consolidado				
	2000				1999
		Vencidos			
	Vincendos	até 90 dias	mais de 90 dias	Total	Total
Consumidores livres	1.462	-	-	1.462	-
Concessionárias	124.261	13.499	18.451	156.211	64.960
	125.723	13.499	18.451	157.673	64.960

A Companhia assinou contrato para fornecimento de energia na categoria de "consumidores livres", com vigência até fevereiro de 2001, e está ultimando as negociações de novo contrato, com vigência até o ano 2004. As correspondentes faturas têm seus vencimentos no dia 15 do mês subseqüente ao do fornecimento.

As faturas de suprimento a concessionárias são desdobradas em três parcelas iguais, com vencimento nos dias 15 e 25 do mês seguinte ao do suprimento e no dia 5 do segundo mês subseqüente.

(in thousands of reais)

Bonds and securities are recorded at cost, increased by income received up to the balance sheet date and refer to short-term investments, whose accounting values do not exceed the average market prices.

Indexed assets are updated to the date of the balance sheet.

c) Permanent assets

Investments in the subsidiary are valued by using the equity method and the other investments are recorded at acquisition cost, which does not exceed the market value.

Fixed assets are recorded at acquisition or construction cost. Depreciation is calculated by using the straight-line method, based on the annual rates mentioned in Note 9-a, calculated based on the Registered Units - UC which compose the asset, in accordance with Resolution no. 002, of 24/12/1997, altered by Resolution no. 044, of 17/03/1999, of the National Energy Agency - ANEEL.

The financial charges and inflationary effects of loans and financing linked to construction in progress are added to the cost of the respective development.

d) Current and long-term liabilities

Loans and financing and the resulting charges, accrued to the date of the balance sheet, are updated by the contractual indices (see Note 10). The other obligations of the Company are recorded at known or calculable values and increased, when applicable, by the corresponding charges and monetary variations incurred.

Consolidated financial statements

Investments made by the investor in the invested company capital and the assets and liabilities balances deriving from operations among consolidated companies were eliminated upon consolidation.

ITASA assets and liabilities components and also income and expenses are proportionately consolidated based on the participation of the Company in its share capital, since the Company's investment refers to shared control (Refer to Note 8-b).

In view of the high percentage of interest of the holding company in the affiliated companies CEM and Alpha (Refer to Note 8-b), the non-controlling shareholders' participation does not have any effect (disclosure of minority participation amounts) that should be stated in the consolidated shareholders' equity.

In the consolidated statement of source and application of funds ITASA transactions were only considered for the periods in which the Company had an investment.

NOTE 4 - DISTRIBUTORS

	Holding Company				
	2000				1999
		Overdue			
	Due	Up to 90 days	More than 90 days	Total	Total
Energy supplied to final consumers	1,401	-	-	1,401	-
Concessionaires	114,722	8,887	18,278	141,887	64,960
	116,123	**8,887**	**18,278**	**143,288**	**64,960**

	Consolidated				
	2000				1999
		Overdue			
	Due	Up to 90 days	More than 90 days	Total	Total
Energy supplied to final consumers	1,462	-	-	1,462	-
Concessionaires	124,261	13,499	18,451	156,211	64,960
	125,723	**13,499**	**18,451**	**157,673**	**64,960**

The Company signed a contract for the supply of energy in the category "Energy supplied to final consumers", to be effective to February 2001 and is finalizing negotiations for a new contract to be effective to 2004. The corresponding invoices will fall due on the 15th of the month subsequent to the supply.

Invoices regarding supply to concessionaires are divided into three equal installments, falling due on the 15th and 25th of the month subsequent to the supply and on the 5th of the subsequent second month.

(em milhares de reais)

Nos valores vencidos há mais de 90 dias, está contemplado o faturamento de curto prazo no valor de R$ 17.334, devido por Furnas Centrais Elétricas S.A. Tal valor é decorrente do suprimento pela GERASUL àquela empresa, em virtude do atraso da entrada em operação da Usina Termonuclear Angra II, cuja energia encontra-se inserida em seus Contratos Iniciais. O equacionamento desta pendência está sendo negociado no âmbito do Mercado Atacadista de Energia Elétrica.

As transações de curto prazo, realizadas pelo Mercado Atacadista de Energia Elétrica - MAE no período de setembro a dezembro de 2000, ainda não foram disponibilizadas pela Administradora de Serviços do MAE em razão do impasse surgido em torno da responsabilidade pelo pagamento dos suprimentos realizados para cobrir o atraso na operação da Usina Nuclear Angra II. Por isto, a área de comercialização da Companhia estimou, com base em informações internas, que o saldo líquido dessas transações será ligeiramente favorável à GERASUL, razão pela qual a Administração, conservadoramente, decidiu por não registrá-lo. Posteriormente, a ANEEL encaminhou à Companhia os valores estimados para o resultado dessas transações, ressalvando seu caráter preliminar e que os mesmos não têm finalidade de liquidação, servindo apenas para fins de provisionamento. Em virtude da discrepância entre esses valores e a opinião da área técnica da Companhia, a Administração decidiu não adotá-los por entender que os mesmos não refletiam o justo valor das transações efetuadas, e que seu reconhecimento contábil iria tornar inadequada a situação patrimonial e financeira retratada em suas demonstrações financeiras.

As informações de fornecimento e suprimento de energia elétrica, registradas no resultado, estão demonstradas a seguir:

	Controladora							
	Nº de Clientes		MWh		MWh/h (médios demanda)		R$ mil	
	2000	1999	2000	1999	2000	1999	2000	1999
Consumidores Livres	1	-	21.894	-	-	-	1.401	-
Concessionárias	51	44	22.156.800	19.459.890	3.263	2.991	824.692	531.828
	52	44	22.178.694	19.459.890	3.263	2.991	826.093	531.828

	Consolidado							
	Nº de Clientes		MWh		MWh/h (médios demanda)		R$ mil	
	2000	1999	2000	1999	2000	1999	2000	1999
Consumidores Livres	3	-	70.898	-	-	-	1.973	
Concessionárias	53	44	23.581.268	19.459.890	3.263	2.991	850.408	531.828
	56	44	23.652.166	19.459.890	3.263	2.991	852.381	531.828

NOTA 5 - TÍTULOS E VALORES MOBILIÁRIOS

	Controladora		Consolidado	
	2000	1999	2000	1999
Circulante				
Certificado de Depósito Bancário - CDB	3.808	3.025	10.975	12.528
Letras Financeiras do Tesouro - LFT	22.628	8.483	24.397	12.897
Letras do Tesouro Nacional - LTN	804	-	804	9.641
Notas do Tesouro Nacional - NTN	-	755	-	755
Conta Programada	68	-	68	-
Certificado de Depósito da Previdência	1	-	1	-
BB Swap Corporate	-	-	5.576	-
	27.309	12.263	41.821	35.821
Longo Prazo				
Letras Financeiras do Tesouro - LFT	6.056	-	6.056	-
Letras do Tesouro Nacional - LTN	1.855	-	1.855	-
	7.911	-	7.911	-
	35.220	12.263	49.732	35.821

Na controladora, os títulos e valores mobiliários existentes em 31/12/2000 têm seus vencimentos previstos para o período de janeiro de 2001 a junho de 2003, sendo remunerados em 101% da taxa CDI, em média.

Do montante dos R$ 7.911, relativos aos títulos públicos classificados no ativo realizável em longo prazo, está caucionado o valor de R$ 7.606 para garantia de processos judiciais.

No saldo consolidado, os CDBs estão sendo remunerados em 101% da taxa CDI, o BB Swap Corporate em 99,9% do CDI, e as demais aplicações 100,5%, em média, do CDI.

(in thousands of reais)

Amounts overdue for more than 90 days include the short-term billing, in the amount of R$ 17,334, owed by Furnas Centrais Elétricas S.A. Such value results from the supply by GERASUL to that company, in view of the delay in the commencement of operations by Usina Termonuclear Angra II, whose energy is included in the Initial Contracts. The settlement of this outstanding is being negotiated in the Electric Energy Wholesale Market.

Short-term transactions within the Electric Energy Wholesale Market - MAE, effected during the period from September to December 2000, have not yet been valued by the Services Administrating Company - MAE, in view of the dispute involving the payment of supplies made to cover the delay in Angra II commencing operations. The Company's commercial department has, based on this fact and on internal information, estimated that the value of these transactions to be marginally favorable to GERASUL, the reason for which Management, conservatively, decided to not record it. Subsequently, ANEEL forwarded the estimated amounts regarding the result of these transactions to the Company, pointing out that such estimates were preliminary and that they were not intended for settlement, but solely for the recording of a provision. Considering the difference between such amounts and the opinion expressed by the technical area, Management decided not to adopt such estimates from MAE since it was their understanding that such amounts do not reflect the fair amount of the transactions. Had the amounts been accounted for, Management considers that the Company's assets and financial situation would not be adequately represented in the financial statements.

Information on electric energy supply recorded as income are stated as follows:

	Holding Company							
	No. of Clients		MWh		MWh/h (average demand)		R$ 000	
	2000	1999	2000	1999	2000	1999	2000	1999
Freelance consumers	1	-	21,894	-	-	-	1,401	-
Concessionaires	51	44	22,156,800	19,459,890	3,263	2,991	824,692	531,828
	52	**44**	**22,178,694**	**19,459,890**	**3,263**	**2,991**	**826,093**	**531,828**

	Consolidated							
	No. of Clients		MWh		MWh/h (average demand)		R$ 000	
	2000	1999	2000	1999	2000	1999	2000	1999
Freelance consumers	3	-	70,898	-	-	-	1,973	
Concessionaires	53	44	23,581,268	19,459,890	3,263	2,991	850,408	531,828
	56	**44**	**23,652,166**	**19,459,890**	**3,263**	**2,991**	**852,381**	**531,828**

NOTE 5 - MARKETABLE SECURITIES

	Holding Company		Consolidated	
	2000	1999	2000	1999
Short-term				
Certificate of deposit - CDB	3,808	3,025	10,975	12,528
Financial Treasury Bill - LFT	22,628	8,483	24,397	12,897
National Treasury Bill - LTN	804	-	804	9,641
National Treasury Notes - NTN	-	755	-	755
Scheduled account	68	-	68	-
Social security certificate of deposit	1	-	1	-
BB Corporate Swap	-	-	5,576	-
	27,309	**12,263**	**41,821**	**35,821**
Long-term				
Financial Treasury Bill - LFT	6,056	-	6,056	-
National Treasury Bill - LTN	1,855	-	1,855	-
	7,911	**-**	**7,911**	**-**
	35,220	**12,263**	**49,732**	**35,821**

Marketable and securities owned by the Holding Company as of December 31, 2000 have their maturity forecast for the period from January 2001 to June 2003, being remunerated at 101% of the CDI average rate.

From the amount of R$ 7,911, in respect of government securities classified as long-term assets, R$ 7,606 are pledged as guarantee for judicial claims.

In the consolidated position, CDB, remunerated at 101% of the CDI rate, the BB Corporate Swap at 99.9% of the CDI rate and others at an average of 100.5% of the CDI rate.

(em milhares de reais)

NOTA 6 - CRÉDITOS FISCAIS DIFERIDOS

	Controladora					
	2000			1999		
Natureza dos créditos	Base de cálculo	Imposto de renda	Contribuição social	Base de cálculo	Imposto de renda	Contribuição social
Tributos - Art. 7º, Lei nº 8.541/92	6.033	1.508	-	7.798	1.950	-
Provisão para fundo de pensão	97.950	24.488	8.686	102.668	25.667	9.111
Provisão para contingências	146.938	36.735	12.311	76.605	19.151	6.699
Provisão para perdas - Jacuí	977.853	-	78.228	977.853	-	78.228
Provisão para perdas em concessões a licitar	2.713	678	244	40.275	10.069	3.625
Provisão para grandes manutenções	16.977	4.244	1.484	17.637	4.409	1.543
Provisão programa de reestruturação	1.242	311	112	4.875	1.219	439
Provisão para deságio na alienação de créditos fiscais	1.258	314	113	-	-	-
Participação de empregados nos lucros	4.114	1.028	370	2.300	575	207
Outras provisões indedutíveis	1.766	442	159	-	-	-
Prejuízo fiscal	118.274	29.568	-	176.621	44.155	-
Base negativa de contribuição social	379.703	-	32.028	437.950	-	37.269
	1.754.821	99.316	133.735	1.844.582	107.195	137.121
Classificação dos créditos fiscais diferidos:						
Circulante	8.593	2.148	773	-	-	-
Realizável em longo prazo	1.746.228	97.168	132.962	1.844.582	107.195	137.121
	1.754.821	99.316	133.735	1.844.582	107.195	137.121

O balanço patrimonial consolidado inclui créditos fiscais diferidos da ITASA, classificados no ativo circulante, relativos à variação cambial utilizada pelo regime de caixa para fins fiscais, cuja base de cálculo é de R$ 2.675, o imposto de renda, de R$ 668 e a contribuição social, de R$ 241. Estes créditos serão realizados em 2001 pelo pagamento da dívida.

Nos termos da legislação fiscal, a realização dos créditos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela realização das perdas provisionadas. No que se refere aos créditos fiscais diferidos, decorrentes de prejuízos fiscais e base negativa da contribuição social, a realização dar-se-á pela compensação de suas bases, limitada a 30% dos lucros tributáveis nos exercícios subseqüentes.

O quadro abaixo, elaborado com base em estudos internos, indica o horizonte de realização desses ativos e a sua recuperação através de geração de lucros tributáveis:

Controladora		
Natureza dos créditos	**Forma de realização**	**Prazo final**
Tributos - Art.7º, Lei nº 8.541/92	Pagamento de parcelamento de tributos gerados na vigência da Lei nº 8.541/92	2004
Provisão para fundo de pensão	Pagamento à Fundação de benefícios vinculados a empregados e ex-empregados	2005
Provisão para contingências	Trânsito em julgado das ações judiciais	Indefinido
Provisão para perdas - Jacuí	Na proporção da depreciação da usina, a partir de sua entrada em operação	Término da vida útil econômica
Provisão para perdas em concessões a licitar	Crédito ou recebimento do valor dos dispêndios com o projeto	2001
Provisão para grandes manutenções	Realização dos gastos previstos em plano executivo	2007
Provisão para o programa de reestruturação	Pagamento de contribuições à Fundação em decorrência de ex-empregados que aderiram ao PDI	2004
Provisão para deságio na alienação de créditos fiscais	Na transferência de créditos fiscais a terceiros	Vinculado às negociações
Participação de empregados nos lucros	Aprovação em AGO	2001
Outras provisões indedutíveis	Efetivo pagamento	2001
Prejuízo fiscal	Compensação com lucro tributável	2003
Base negativa da contribuição social	Compensação com lucro tributável	2005

(in thousands of reais)

NOTE 6 - DEFERRED INCOME TAX

	Holding Company					
	2000			1999		
Credit Nature	**Calculation basis**	**Income tax**	**Social contribution**	**Calculation basis**	**Income tax**	**Social contribution**
Depreciation and write-off - Law no. 8,200/91						
Taxes art 7th, Law no. 8,541/92	6,033	1,508	-	7,798	1,950	-
Provision for pension fund	97,950	24,488	8,686	102,668	25,667	9,111
Provision for contingencies	146,938	36,735	12,311	76,605	19,151	6,699
Provision for losses on Jacuí	977,853	-	78,228	977,853	-	78,228
Provision for losses on concession in process	2,713	678	244	40,275	10,069	3,625
Provision for large maintenance services	16,977	4,244	1,484	17,637	4,409	1,543
Provision for the restructuring program	1,242	311	112	4,875	1,219	439
Provision for discount on sale of tax credits	1,258	314	113	-	-	-
Employees' profit-sharing	4,114	1,028	370	2,300	575	207
Other non-deductible provisions	1,766	442	159	-	-	-
Tax losses	118,274	29,568	-	176,621	44,155	-
Social contribution tax - negative basis	379,703	-	32,028	437,950	-	37,269
	1,754,821	**99,316**	**133,735**	**1,844,582**	**107,195**	**137,121**
Classification of deferred tax credits:						
Current	8,593	2,148	773	-	-	-
Long-term	1,746,228	97,168	132,962	1,844,582	107,195	137,121
	1,754,821	**99,316**	**133,735**	**1,844,582**	**107,195**	**137,121**

The consolidated balance sheet includes ITASA deferred tax credits, classified as current assets, in respect of exchange variation, treated as deductible on a cash basis for tax purposes, whose tax calculation basis is R$ 2,675, being R$668 income tax and R$ 241 social contribution. Such credits will be realized in 2001 against payment of the debt.

In compliance with the tax legislation, realization of deferred tax credits, deriving from temporary differences, will occur through the payment of provisions or, whenever the case, by the realization of the provided for losses. As regards deferred tax credits, resulting from tax losses and negative social contribution tax basis, realization will occur through the offsetting of their bases, limited to 30% of the subsequent years taxable income.

The table below, based on internal analysis, indicates the term for the realization of such assets and for their recovery through the generation of taxable income.

	Holding Company	
Credit nature	**Type of realization**	**Timeframe**
Taxes - art. 7, Law No. ° 8,541/92	Payment of installments related to taxes generated under Law No. 8,541/92	2004
Provision for pension fund	Payment to the Foundation of benefits related to employees and ex-employees	2005
Provision for contingencies	Court decision of judicial claims	Indefinite
Provision for Jacuí losses	Proportion to the power plant depreciation from the commencement of operations	End of useful and economic life
Provision for losses on concessions to bid	Credit or receipt of the amounts spent on the project	2001
Provision for large maintenance services	Realization of expenditure forecast in an executive plan	2007
Provision for the restructuring program	Payment of contributions to the Foundation as a result of claims filed by employees joining the early retirement plan	2004
Provision for discount on the sale of tax credits	On the transfer of tax credits to third parties	Related to negotiations
Employees profit sharing	Approval by the General Shareholders Meeting	2001
Other non-deductible provisions	Actual payment	2001
Tax loss	Offsetting against taxable income	2003
Social contribution negative basis	Offsetting against taxable income	2005

(em milhares de reais)

NOTA 7 - CONCILIAÇÃO DOS TRIBUTOS - NO RESULTADO

	Controladora			
	2000		1999	
	Contribuição social	Imposto de renda	Contribuição social	Imposto de renda
Resultado antes dos tributos	206.313	206.313	(113.522)	(113.522)
Participação de empregados	(4.114)	(4.114)	-	-
	202.199	202.199	(113.522)	(113.522)
Contribuição Social - 9% (2000) e 8% (1999)	(18.198)	-	9.082	-
Imposto de Renda - 25%	-	(50.550)	-	28.380
Contribuição social e imposto de renda sobre:				
Diferenças permanentes				
Gratificação e 13º salário dos dirigentes	-	(235)	-	(24)
Encargos sobre contingências tributárias indedutíveis	(525)	(1.457)	(970)	(3.030)
Amortização de ágio	-	(286)	-	-
Equivalência patrimonial	323	897	-	-
Reversão de contingências tributárias indedutíveis	8.330	23.139	-	-
Outras despesas indedutíveis	(100)	(281)	(41)	(127)
Despesa de remuneração das imobilizações em curso - DRIC excluída na apuração do Lucro Real de 1998, ajustada no resultado de 1999	-	-	-	3.359
Utilização de incentivo fiscal - Programa de Alimentação do Trabalhador - PAT	-	239	-	-
Adicional de 10% do IRPJ sobre lucro até R$ 20.000,00 mensais	-	24	-	-
Ajuste de alíquota da CSLL diferida	(718)	-	4.308	-
	(10.888)	(28.510)	12.379	28.558
Composição dos tributos no resultado:				
Corrente	(7.502)	(20.631)	-	-
Diferido	(3.386)	(7.879)	12.379	28.558
	(10.888)	(28.510)	12.379	28.558

	Consolidado			
	2000		1999	
	Contribuição social	Imposto de renda	Contribuição social	Imposto de renda
Resultado antes dos tributos	208.169	208.169	(113.522)	(113.522)
Participação de empregados	(4.114)	(4.114)	-	-
	204.055	204.055	(113.522)	(113.522)
Contribuição Social - 9% (2000) e 8% (1999)	(18.365)	-	9.082	-
Imposto de Renda - 25%	-	(51.014)	-	28.380
Contribuição social e imposto de renda sobre:				
Diferenças permanentes				
Gratificação e 13º salário dos dirigentes	-	(243)	-	(24)
Encargos sobre contingências tributárias indedutíveis	(525)	(1.457)	(970)	(3.030)
Amortização de ágio	-	(286)	-	-
Reversão de contingências tributárias indedutíveis	8.330	23.139	-	-
Outras despesas indedutíveis	(101)	(283)	(41)	(127)
Despesa de remuneração das imobilizações em curso - DRIC excluída na apuração do Lucro Real de 1998, ajustada no resultado de 1999	-	-	-	3.359
Utilização de incentivo fiscal - Programa de Alimentação do Trabalhador - PAT	-	239	-	-
Adicional de 10% do IRPJ sobre lucro até R$ 20.000,00 mensais	-	30	-	-
Ajuste de alíquota da CSLL diferida	(718)	-	4.308	-
	(11.379)	(29.875)	12.379	28.558
Composição dos tributos no resultado:				
Corrente	(7.752)	(21.328)	-	-
Diferido	(3.627)	(8.547)	12.379	28.558
	(11.379)	(29.875)	12.379	28.558

(in thousands of reais)

NOTE 7 - TAX RECONCILIATION - INCOME

	Holding Company			
	2000		1999	
	Social contribution	Income tax	Social contribution	Income tax
Income before tax	206,313	206,313	(113,522)	(113,522)
Employees' participation	(4,114)	(4,114)	-	-
	202,199	**202,199**	**(113,522)**	**(113,522)**
Social contribution - 9% (2000) and 8% (1999)	(18,198)	-	9,082	-
Income tax - 25%	-	(50,550)	-	28,380
Social contribution and income tax on:				
Permanent differences				
Management team 13th salary	-	(235)	-	(24)
Charges on non-deductible tax contingencies	(525)	(1,457)	(970)	(3,030)
Goodwill amortization	-	(286)	-	-
Equity result	323	897	-	-
Reversal of non-deductible tax contingencies	8,330	23,139	-	-
Other non-deductible expenses	(100)	(281)	(41)	(127)
Expenses of interest on construction-in-progress excluded in 1998 and adjusted in 1999	-	-	-	3,359
Use of tax incentive - Workers' Meal Program-PAT	-	239	-	-
Additional corporate income tax on monthly income in excess of R$ 20,000	-	24	-	-
Adjustment of CSLL deferred rate	(718)	-	4,308	-
	(10,888)	**(28,510)**	**12,379**	**28,558**
Break down of taxes in the result				
Current	(7,502)	(20,631)	-	-
Deferred	(3,386)	(7,879)	12,379	28,558
	(10,888)	**(28,510)**	**12,379**	**28,558**

	Consolidated			
	2000		1999	
	Social contribution	Income tax	Social contribution	Income tax
Income before tax	208,169	208,169	(113,522)	(113,522)
Employees profit sharing	(4,114)	(4,114)	-	-
	204,055	**204,055**	**(113,522)**	**(113,522)**
Social Contribution - 9% (2000) and 8% (1999)	(18,365)	-	9,082	-
Income tax - 25%	-	(51,014)	-	28,380
Social contribution and income tax on:				
Permanent differences				
Top management bonus and 13th salary	-	(243)	-	(24)
Charges on non-deductible tax contingencies	(525)	(1,457)	(970)	(3,030)
Goodwill amortization	-	(286)	-	-
Reversal of non-deductible tax contingencies	8,330	23,139	-	-
Other non-deductible expenses	(101)	(283)	(41)	(127)
Expenses of interest on construction-in-progress excluded in 1998 and adjusted in 1999	-	-	-	3,359
Use of tax incentive - Workers' Meal Program - PAT	-	239	-	-
Additional 10% IRPJ on monthly income in excess of R$ 20,000	-	30	-	-
Adjustment of the deferred CSLL rate	(718)	-	4,308	-
	(11,379)	**(29,875)**	**12,379**	**28,558**
Break down of taxes in results				
Currrent	(7,752)	(21,328)	-	-
Deferred	(3,627)	(8,547)	12,379	28,558
	(11,379)	**(29,875)**	**12,379**	**28,558**

(em milhares de reais)

NOTA 8 - INVESTIMENTOS

a) Composição

	Controlada		Consolidado	
	2000	1999	2000	1999
Participações societárias permanentes avaliadas pela equivalência patrimonial				
Companhia Energética Meridional - CEM				
Equivalência patrimonial	127.923	58.366	-	-
Ágio	24.205	3.213	24.205	3.213
	152.128	**61.579**	**24.205**	**3.213**
Itá Energética S.A. - ITASA				
Equivalência patrimonial	107.907	-	-	-
Ágio	21.741	-	21.741	-
	129.648	**-**	**21.741**	**-**
Alpha Participações Ltda.				
Equivalência patrimonial	151.602	-	-	-
Ágio	-	-	50.718	-
	151.602	**-**	**50.718**	**-**
	433.378	61.579	96.664	3.213
Participações societárias permanentes avaliadas pelo custo de aquisição				
Administradora do Mercado Atacadista de Energia Elétrica - ASMAE				
Quota de participação	**3**	**-**	**3**	**-**
	433.381	61.579	96.667	3.213
Bens e direitos de uso futuro e destinados à alienação	**1.818**	**1.612**	**1.818**	**1.612**
Outros investimentos				
Bônus de Subscrição em ações da Companhia Energética Meridional - CEM	20.373	12.075	20.373	12.075
Outros	74	75	74	75
	20.447	**12.150**	**20.447**	**12.150**
	455.646	75.341	118.932	16.975

b) Participações societárias permanentes

Companhia Energética Meridional - CEM (Controlada)

A CEM está construindo a Usina Hidrelétrica Cana Brava, localizada no Rio Tocantins, norte do Estado de Goiás, com capacidade instalada de 450MW e 273,4MW médios de energia assegurada. As obras tiveram início em 31 de maio de 1999, com início de operação previsto para o segundo semestre de 2002.

A energia a ser produzida em Cana Brava não está vinculada aos Contratos Iniciais e será, portanto, livremente comercializada.

O custo total estimado da usina é de R$ 530.000, a preços de abril de 1998, dos quais 70% estão sendo financiados pelo Banco Nacional de Desenvolvimento Econômico e Social - BNDES e pelo Banco Interamericano de Desenvolvimento - BID e 30% com capital próprio, através de aportes da controladora.

A Companhia é interveniente no contrato com o BNDES, tendo assumido como principais obrigações em relação ao contrato:

- garantir o pagamento antecipado nas seguintes hipóteses exclusivas: a) de extinção da concessão por motivo imputável à CEM, aos intervenientes ou suas controladas, coligadas ou controladoras; e b) celebração de acordo com o Poder Concedente pela CEM, pelos intervenientes ou por qualquer uma de suas controladas, coligadas ou controladoras, visando à extinção da concessão;
- ceder ao BNDES quaisquer valores resultantes de indenização recebida em função da extinção da concessão da UHE Cana Brava pelo Poder Concedente.

(in thousands of reais)

NOTE 8 - INVESTMENTS

a) Composition

	Holding Company		Consolidated	
	2000	1999	2000	1999
Permanent corporate participation valued on an equity basis				
Companhia Energética Meridional - CEM				
Equity basis	127,923	58,366	-	-
Goodwill	24,205	3,213	24,205	3,213
	152,128	**61,579**	**24,205**	**3,213**
Itá Energética S.A. - ITASA				
Equity basis	107,907	-	-	-
Goodwill	21,741	-	21,741	-
	129,648	**-**	**21,741**	**-**
Alpha Participações Ltda.				
Equity basis	151,602	-	-	-
Goodwill	-	-	50,718	-
	151,602	**-**	**50,718**	**-**
	433,378	**61,579**	**96,664**	**3,213**
Permanent corporate participation valued at acquisition cost				
Administradora do Mercado Atacadista de Energia Elétrica - ASMAE				
Participation quota	**3**	**-**	**3**	**-**
	433,381	**61,579**	**96,667**	**3,213**
Goods and rights for future use and destined for sale	**1,818**	**1,612**	**1,818**	**1,612**
Other investments				
Subscription bonus on				
Companhia Energética Meridional - CEM shares	20,373	12,075	20,373	12,075
Other	74	75	74	75
	20,447	**12,150**	**20,447**	**12,150**
	455,646	**75,341**	**118,932**	**16,975**

b) Permanent Corporate Participation

Companhia Energética Meridional - CEM (Controlada)

CEM is building the Cana Brava Hydroelectric Power Plant, located on Rio Tocantins, north of the state of Goiás, with an assured installed capacity of 450MW and 273.4MW average of energy. The work started on May 31, 1999 and the plant is expected to start operations in the second semester of 2002.

The energy to be produced by Cana Brava is not related to the initial sale contracts and, therefore, can be freely traded.

The estimated power plant cost is R$ 530,000, of which 35% is being financed by the BNDES with non-convertible debentures, 35% with financing by the Interamerican Development Bank - BID and 30% with shareholders' equity.

The Company is party to the contract with the BNDES, having assumed the following main obligations in respect of the contract:

- Guarantee of the immediate payment of the loan in the following circumstances: a) the cancellation of the concession due to default by CEM or by a related party and; b) the agreement with the granting authority and CEM or its related companies that the concession should be cancelled.

- Assign to BNDES any values received, resulting from compensation received for the termination of the UHE Cana Brava concession.

(em milhares de reais)

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	2000			1999
	Ações			
	Ordinárias	Preferenciais	Total	Total
Quantidade de ações do capital social	46.676.668	81.333.332	128.010.000	59.010.000
Quantidade de ações de propriedade da GERASUL	46.676.664	81.333.332	128.009.996	59.009.996
Participação %	99,99	100,00	99,99	99,99
Capital social subscrito	46.677	81.333	128.010	59.010
Capital social integralizado	-	-	127.923	58.366
Patrimônio líquido	-	-	127.923	58.366
Investimento:				
Equivalência patrimonial	-	-	127.923	58.366
Ágio	-	-	24.205	3.213

O ágio na aquisição do controle acionário tem fundamento econômico na expectativa de resultado futuro e será amortizado em prazo não superior a 10 anos, a partir da entrada em operação da usina.

A determinação do ágio teve por base fluxo de caixa calculado por instituição financeira especializada, com premissas indicadas ao contexto da investida, projetado para 35 anos, prazo de concessão da usina, ajustado a valor presente com taxa de desconto de 14% a.a.

A avaliação levou em consideração a relação debt/equity de 70/30 para a construção da usina. Parte do ágio está associada aos bônus de subscrição adquiridos na transação e que serão utilizados para aporte de capital durante a fase pré-operacional da investida.

Itá Energética S.A. - ITASA (Controlada em conjunto)

A ITASA não possui controlador específico, sendo seu capital votante pertencente à GERASUL, Companhia Siderúrgica Nacional - CSN e Companhia de Cimento Itambé, as quais detêm 48,75%, 48,75% e 2,50%, respectivamente, das ações ordinárias.

A ITASA tem como objetivo implementar o projeto de construção e exploração da Usina Hidrelétrica Itá em parceria, através de consórcio, mediante concessão outorgada pela União Federal por intermédio da Agência Nacional de Energia Elétrica - ANEEL. O empreendimento está situado no Rio Uruguai, na divisa dos estados de Santa Catarina e do Rio Grande do Sul, entre os municípios de Itá (SC) e Aratiba (RS), e terá capacidade instalada de 1.450MW, proveniente de 5 grupos geradores de 290MW.

De acordo com o contrato de consórcio, a ITASA tem direito a 60,5% de 668MW médios, que correspondem à Energia Assegurada da UHE Itá, nos termos do Contrato de Consórcio.

A Companhia e os demais acionistas detentores das ações ordinárias da ITASA são, na qualidade de interveniente e fiadores da investida perante o BNDES, solidariamente responsáveis pelo cumprimento das obrigações decorrentes da dívida vinculada à construção da UHE Itá em caso de inadimplemento ou de insuficiência da indenização do seguro contratado para este fim. As intervenientes deram em caução as ações ordinárias de emissão da ITASA, como garantia dessas obrigações. A dívida, em 31/12/2000, totalizava R$ 716.940.

As informações, pertinentes à participação na coligada, estão demonstradas a seguir:

	Ações		
	Ordinárias	Preferenciais	Total
Quantidade de ações do capital social	213.924.253	200.000.000	413.924.253
Quantidade de ações de propriedade da GERASUL	104.288.067	-	104.288.067
Participação %	48,75	-	25,19
Capital social	-	-	413.924
Patrimônio líquido	-	-	428.289
Resultado do período de 1º/07 a 31/12/2000	-	-	9.801
Investimento:			
Equivalência patrimonial	-	-	107.907
Ágio	-	-	21.741
Resultado de equivalência patrimonial	-	-	1.883

O ágio na aquisição do investimento tem fundamento econômico na expectativa de resultados futuros, e está sendo amortizado pelo prazo de 10 anos.

A determinação do ágio teve por base fluxo de caixa calculado por instituição financeira especializada, com as premissas indicadas ao contexto da investida, projetado para o período de concessão, admitindo-se uma renovação da concessão ao seu término, conforme faculta o respectivo Contrato de Concessão.

(in thousands of reais)

Below is the information regarding participation in the subsidiary:

	2000			1999
	Shares			
	Common	Preferred	Total	Total
Number of capital shares	46,676,668	81,333,332	128,010,000	59,010,000
Number of shares owned	46,676,664	81,333,332	128,009,996	59,009,996
Participation	99.99	100.00	99.99	99.99
Subscribed share capital	46,677	81,333	128,010	59,010
Paid in share capital	-	-	127,923	58,366
Shareholders' equity - R$	-	-	127,923	58,366
Investment - R$:				
Equity result	-	-	127,923	58,366
Goodwill	-	-	24,205	3,213

The goodwill arising from the share capital acquisition is economically based on future income and will be amortized within a term of no more than 10 years, as from the date the power plant starts operating.

The calculation of the goodwill was based on cash-flow projections calculated by a specialized financial institution, with adequate assumptions relevant to the investment, projected for 35 years, which is the power plant concession term, adjusted to reflect present value using a 14% discount rate.

The valuation took into consideration the relationship between debt/equity of 70/30 for the construction of the power plant. Part of the goodwill is associated with the subscription bonus acquired in the transaction and will be used for capital contribution during the pre-operating phase of the investment.

Itá Energética S.A. - ITASA (joint control)

ITASA does not have a specific holding company, and its voting capital is owned by GERASUL, Companhia Siderúrgica Nacional-CSN, and Companhia de Cimento Itambé, who hold 48.75%, 48.75% and 2.50% respectively of the common shares.

ITASA has as its objective the joint implementation of the Itá hydroelectric power plant construction and operation through a joint venture, by means of a concession granted by the federal government through the National Electric Energy Agency - ANEEL. The undertaking is located on the Uruguay river, on the border between the Santa Catarina and Rio Grande do Sul states, between the municipalities of Itá (SC) and Aratiba (RS) and will have an installed capacity of 1,450MW, derived from 5 generators of 290MW.

Pursuant to the joint venture contract, ITASA will be entitled to 60.5% of 668MW (average), equivalent to the Itá UHE assured energy, under the terms of the joint venture contract

The Company and other shareholders holding ITASA common shares are, in the quality of trustees and guarantors of the invested company, jointly liable to BNDES for the compliance with the obligations resulting from the debt related to the construction of the Itá UHE, in case of default or insufficiency of the compensation of the insurance contracted for this purpose. The trustees pledged the common shares issued by ITASA as guarantee for these obligations. At December 31, 2000, the debt totaled R$ 716,940.

We present below information in respect of the participation in the related company:

	Shares		
	Common	Preferred	Total
Number of capital shares	213,924,253	200,000,000	413,924,253
Number of shares owned by GERASUL	104,288,067	-	104,288,067
Participation %	48.75	-	25.19
Subscribed share capital	-	-	413,924
Shareholders' equity	-	-	428,289
Income for the period from July 1 to Dec.31,2000	-	-	9,801
Investment:			
Equity result	-	-	107,907
Goodwill	-	-	21,741
Income on an equity basis	-	-	1,883

The goodwill arising from the share capital acquisition is economically based on future income and will be amortized within a term of no more than 10 years, as from the date the power plant starts operating.

The calculation of the goodwill was based on the cash-flow projections calculated by a specialized financial institution, with adequate assumptions relevant to the investment projected for the period of the concession, allowing for one renewal of the concession at the end of its term in accordance with the respective Concession Contract.

(em milhares de reais)

A avaliação considerou a relação de debt/equity de 50/50 para a implementação do Projeto Itá, utilizando-se taxas de desconto de 11,0% para capital de terceiros e de 11,5% para capital próprio.

O ágio amortizado no exercício foi de R$ 1.144.

Os principais gupos do ativo, passivo e o resultado da controlada em 31/12/2000 estão demonstrados a seguir, os quais foram consolidados na proporção dos investimentos diretos e indiretos da Companhia no capital social da controlada:

ATIVO	
Circulante	58.110
Realizável em longo prazo	128
Permanente	1.125.959
	1.184.197
PASSIVO	
Circulante	755.908
Patrimônio líquido	428.289
	1.184.197
RESULTADO	
Receitas operacionais brutas	82.846
Deduções	(3.024)
Receitas operacionais líquidas	**79.822**
Despesas operacionais	(31.094)
Resultado do serviço	**48.728**
Despesas financeiras líquidas de receitas	(34.022)
Lucro operacional	**14.706**
Resultado não operacional	172
Lucro antes dos tributos	**14.878**
Imposto de renda e contribuição social	(5.077)
Lucro líquido do exercício	9.801

Alpha Participações Ltda. (Controlada)

A controlada foi constituída em 16/10/2000. Seu capital social, em 31 de dezembro de 2000, era de R$ 151.031, representado por 151.030.853 quotas, das quais a Companhia possui 151.030.852. Em 1º de dezembro de 2000, a Alpha adquiriu 48.750.000 ações preferenciais classe A e 48.750.000 ações preferenciais classe B de emissão da Itá Energética S.A. - ITASA, de propriedade da ELETROBRÁS, pelo preço de R$ 151.031.

A operação foi realizada em conjunto pela Alpha, Cener S.A. e Itambé Participações S.A., estas últimas controladas pela CSN e Companhia de Cimento Itambé, respectivamente, tendo sido adquirida a totalidade das ações preferenciais que a ELETROBRÁS possuía na ITASA, na proporção das ações ordinárias detidas pelas controladoras das adquirentes.

As informações do investimento da Alpha na ITASA estão demonstradas a seguir:

	Ações		
	Ordinárias	**Preferenciais**	**Total**
Quantidade de ações do capital social	213.924.253	200.000.000	413.924.253
Quantidade de ações de propriedade da Alpha	-	97.500.000	97.500.000
Participação %	-	48,75	23,56
Capital social	-	-	413.924
Patrimônio líquido	-	-	428.289
Resultado do período de 1º a 31/12/2000	-	-	4.753
Investimento:			
Equivalência patrimonial	-	-	100.884
Ágio	-	-	50.718
Resultado de equivalência patrimonial	-	-	571

O ágio na aquisição do investimento tem fundamento econômico na expectativa de resultados futuros, e será amortizado em prazo não superior a 10 anos. A determinação do ágio teve por base fluxo de caixa calculado por instituição financeira especializada, com as premissas indicadas ao contexto da investida, projetado para o período de concessão, admitindo-se uma renovação da concessão ao seu término, conforme faculta o respectivo Contrato de Concessão.

(in thousands of reais)

The valuation considered the debt/equity relationship of 50/50 for the implementation of the Itá project, using the discount rates of 11.0% for third party capital and 11.5% for shareholders' equity.

The amortized goodwill for the year was R$ 1,144.

The main affiliated company assets, liabilities and results classifications as of December 31, 2000 are stated below and consolidation was proportional to the direct and indirect investments made by the Company in the affiliate share capital:

ASSETS	
Current	58,110
Long-term	128
Permanent	1,125,959
	1,184,197
LIABILITIES	
Current	755,908
Shareholders' equity	428,289
	1,184,197
INCOME	
Gross operating income	82,846
Deductions	(3,024)
Net operating income	**79,822**
Operating expenses	(31,094)
Service result	**48,728**
Net income financial expenses	(34,022)
Operating revenue	**14,706**
Non operating results	172
Income before tax	**14,878**
Income tax and social contribution	(5,077)
Net income for the year	**9,801**

Alpha Participações Ltda. (Controlled)

Alpha Participações Ltda. was formed on October 16, 2000. Its share capital as at December 31, 2000 was R$ 151,031, represented by 151,030,853 quotas, of which the Company holds 151,030,852 quotas. As at December 31, 2000, Alpha acquired 48,750,000 preferred shares class A and 48,750,000 preferred shares class B issued by Itá Energética S.A. - ITASA, owned by ELETROBRÁS, at a total price of R$ 151,031.

The operation was jointly performed by Alpha, Cener S.A. and Companhia de Cimento Itambé, respectively, and the totality of preferred shares owned by ELETROBRÁS were acquired by ITASA, proportionally to the number of common shares held by the purchasers' holding companies.

Information on the investment made by Alpha and ITASA is as follows::

	Shares		
	Common	Preferred	Total
Number of corporate capital shares	213,924,253	200,000,000	413,924,253
Number of shares owned by Alpha	-	97,500,000	97,500,000
Participation %	-	48.75	23.56
Share capital	-	-	413,924
Shareholders' equity	-	-	428,289
Result for the period from Dec. 1 to 31, 2000	-	-	4,753
Investment:			
Equity basis	-	-	100,884
Goodwill	-	-	50,718
Result on an equity basis	-	-	571

The goodwill arising from the share capital acquisition is economically based on future income and will be amortized within a term of no more than 10 years. The calculation of the goodwill was based on the cash-flow projections calculated by a specialized financial institution, with adequate assumptions relevant to the investment projected for the period of the concession, allowing for one renewal of the concession at the end of its term, in accordance with the respective Concession Contract.

(em milhares de reais)

A avaliação considerou a relação de debt/equity de 50/50 para a implementação do Projeto Itá, utilizando-se taxas de desconto de 11,0% para capital de terceiros e de 11,5% para capital próprio.

O resultado positivo da equivalência patrimonial em 31/12/2000, registrado pela Alpha, foi integralmente reconhecido no resultado da Companhia através de sua equivalência patrimonial.

c) Outros investimentos

A Companhia possui 92 bônus de subscrição em ações da CEM, no valor de R$ 20.373. Este valor, que corresponde a ágio na aquisição destes bônus, com fundamento econômico na expectativa de resultado futuro, será transferido para "investimentos em sociedade controlada", na proporção das integralizações de capital com a sua utilização.

NOTA 9 - ATIVO IMOBILIZADO

a) Composição

	Controladora				Consolidado	
	2000		1999		2000	1999
	Taxas médias de depreciação	Custo corrigido	Taxas médias de depreciação	Custo corrigido	Custo corrigido	Custo corrigido
Imobilização em Serviço						
Geração Hidráulica						
UHE Salto Santiago	2,5	640.982	2,4	640.851	640.982	640.851
UHE Salto Osório	2,6	287.321	2,5	287.177	287.321	287.177
UHE Passo Fundo	2,5	114.690	2,4	114.679	114.690	114.679
UHE Itá	2,2	1.184.074	-	-	1.653.037	-
		2.227.067		**1.042.707**	**2.696.030**	**1.042.707**
(-) Depreciação Acumulada		(682.315)		(646.919)	(686.159)	(646.919)
		1.544.752		395.788	2.009.871	395.788
Geração Térmica						
Complexo Jorge Lacerda	4,6	2.426.906	4,3	2.423.652	2.426.906	2.423.652
UTE Charqueadas	4,8	52.368	5,2	51.564	52.368	51.564
UTE Alegrete	4,8	7.490	4,4	7.315	7.490	7.315
UTE William Arjona	3,6	53.075	-	-	53.075	-
		2.539.839		**2.482.531**	**2.539.839**	**2.482.531**
(-) Depreciação Acumulada		(786.043)		(681.316)	(786.043)	(681.316)
		1.753.796		1.801.215	1.753.796	1.801.215
Sistema de Comunicação	6,1	1.624	6,1	1.624	1.624	1.624
(-) Depreciação Acumulada		(601)		(458)	(601)	(458)
		1.023		1.166	1.023	1.166
Equipamentos Gerais e Outros	10,0	17.558	10.0	15.824	17.624	15.890
(-) Depreciação Acumulada		(7.891)		(6.073)	(7.907)	(6.082)
		9.667		9.751	9.717	9.808
		3.309.238		2.207.920	3.774.407	2.207.977
Imobilizações em Curso						
Geração Hidráulica						
UHE Itá		41.983		1.151.399	103.905	1.151.399
UHE Machadinho		146.818		139.322	146.818	139.322
UHE Cana Brava		-		-	372.126	174.452
Outros		5.286		1.381	5.286	1.381
		194.087		1.292.102	628.135	1.466.554
Geração Térmica						
UTE Jacuí		71.127		69.497	71.127	69.497
UTE William Arjona		-		7.878	-	7.878
Outros		6.674		3.410	6.674	3.410
		77.801		80.785	77.801	80.785
Outros		1.995		2.359	1.995	2.359
		273.883		1.375.246	707.931	1.549.698
		3.583.121		3.583.166	4.482.338	3.757.675

(in thousands of reais)

The valuation considered the debt/equity relationship of 50/50 for the implementation of the Itá project, using the discount rates of 11.0% for third party capital and 11.5% for shareholders' equity.

The positive result on an equity basis as at December 31, 2000 recorded by Alpha, was fully recognized in the Company's income through its equity accounting.

c) Other investments

The Company has 92 subscription bonus bonds in CEM shares, in the amount of R$ 20,373. This value, which corresponds to the goodwill paid on the acquisition of these bonus bonds, with the economic basis of future income, will be transferred to "investments in subsidiary" as and when it is used to subscribe to capital.

NOTE 9 - PROPERTY, PLANT AND EQUIPMENT

a) Composition

	Holding company				Consolidated	
	2000		1999		2000	1999
	Average depreciation rates	Inflation adjusted cost	Average depreciation rates	Inflation adjusted cost	Inflation adjusted cost	Inflation adjusted cost
Assets in use						
Hydraulic Generation						
UHE Salto Santiago	2.5	640,982	2.4	640,851	640,982	640,851
UHE Salto Osório	2.6	287,321	2.5	287,177	287,321	287,177
UHE Passo Fundo	2.5	114,690	2.4	114,679	114,690	114,679
UHE Itá	2.2	1,184,074	-	-	1,653,037	-
		2,227,067		**1,042,707**	**2,696,030**	**1,042,707**
(-) Accumulated depreciation		(682,315)		(646,919)	(686,159)	(646,919)
		1,544,752		**395,788**	**2,009,871**	**395,788**
Thermal Generation						
Complexo Jorge Lacerda	4.6	2,426,906	4.3	2,423,652	2,426,906	2,423,652
UTE Charqueadas	4.8	52,368	5.2	51,564	52,368	51,564
UTE Alegrete	4.8	7,490	4.4	7,315	7,490	7,315
UTE William Arjona	3.6	53,075	-	-	53,075	-
		2,539,839		**2,482,531**	**2,539,839**	**2,482,531**
(-) Accumulated depreciation		(786,043)		(681,316)	(786,043)	(681,316)
		1,753,796		**1,801,215**	**1,753,796**	**1,801,215**
Communication Systems	6.1	1,624	6.1	1,624	1,624	1,624
(-) Accumulated depreciation		(601)		(458)	(601)	(458)
		1,023		**1,166**	**1,023**	**1,166**
Equipment and Others	10.0	17,558	10.0	15,824	17,624	15,890
(-) Accumulated depreciation		(7,891)		(6,073)	(7,907)	(6,082)
		9,667		**9,751**	**9,717**	**9,808**
		3,309,238		**2,207,920**	**3,774,407**	**2,207,977**
Construction in Progress						
Hydraulic Generation						
UHE Itá		41,983		1,151,399	103,905	1,151,399
UHE Machadinho		146,818		139,322	146,818	139,322
UHE Cana Brava		-		-	372,126	174,452
Other		5,286		1,381	5,286	1,381
		194,087		**1,292,102**	**628,135**	**1,466,554**
Thermal Generation						
UTE Jacuí		71,127		69,497	71,127	69,497
UTE William Arjona		-		7,878	-	7,878
Other		6,674		3,410	6,674	3,410
		77,801		**80,785**	**77,801**	**80,785**
Other		**1,995**		**2,359**	**1,995**	**2,359**
		273,883		**1,375,246**	**707,931**	**1,549,698**
		3,583,121		**3,583,166**	**4,482,338**	**3,757,675**

(em milhares de reais)

Os custos da UHE Cana Brava contemplam o valor de R$ 62.784 (R$ 49.917 em 1999), referente à concessão para exploração do potencial de energia hidráulica, outorgada pela União à Companhia Energética Meridional - CEM. O valor devido pela CEM será pago à União por intermédio da Agência Nacional de Energia Elétrica - ANEEL, e está ajustado a valor presente pela taxa de desconto de 10% a.a., prevista no Edital de Concorrência nº 04/97-DNAEE (ver Nota 11).

b) Taxas de depreciação

Em cumprimento ao que determinou a Agência Nacional de Energia Elétrica - ANEEL, através de sua Resolução nº 002, de 24/12/1997, alterada pela Resolução nº 044, de 17/03/1999, a partir de 1º de janeiro de 1999 a Companhia vem procedendo ao cálculo e à contabilização das quotas de depreciação, tomando por base as taxas definidas e os saldos contábeis registrados nas respectivas Unidades de Cadastro - UC, cuja taxa média de cada usina está informada no item "a" desta nota.

c) Concessões e autorizações do Órgão Regulador

A Companhia possui as seguintes concessões e autorizações para exploração de energia elétrica:

	Capacidade instalada MW	Data do ato	Vencimento
I - Concessões			
UHE Salto Santiago	1.420	28/09/1998	28/09/2028
UHE Salto Osório	1.078	28/09/1998	28/09/2028
UHE Passo Fundo	226	28/09/1998	28/09/2028
UHE Itá	1.450	28/12/1995	16/10/2030
UHE Machadinho	1.140	15/07/1997	15/07/2032
II - Autorizações			
Complexo Jorge Lacerda	857	25/09/1998	28/09/2028
UTE Charqueadas	72	25/09/1998	28/09/2028
UTE Alegrete	66	25/09/1998	28/09/2028
UTE William Arjona	80	02/06/2000	28/04/2029

A concessão pertinente à UHE Itá está compartilhada com a empresa Itá Energética S.A. - ITASA (ver Nota 8-b).

A concessão da UHE Cana Brava, outorgada à Companhia Energética Meridional - CEM, tem vigência de 35 anos, a partir de 27/08/1998.

d) Usina Termelétrica Jacuí

Em 12/03/1999 a Companhia, cumprindo exigências do Edital de Privatização, comunicou à ANEEL a sua intenção de concluir a obra da UTE Jacuí, tendo recebido em resposta formal a informação de que aquela Agência julgou adequado o cumprimento pela Companhia das disposições no referido Edital. A Agência Nacional de Energia Elétrica - ANEEL, órgão regulador do sistema elétrico brasileiro, definiu os aspectos de comercialização da energia a ser gerada pela UTE Jacuí. Também o órgão de controle ambiental do Estado do Rio Grande do Sul, com a análise dos estudos complementares do EIA RIMA (Estudos de Impactos Ambientais - Relatório de Impactos Ambientais) do projeto, liberou a realização de audiência pública que antecede a emissão da licença de instalação. Em 19 de dezembro de 2000, no município de Charqueadas, foi realizada a audiência pública do processo. Outra audiência pública extraordinária foi solicitada pelo mesmo órgão de controle ambiental na cidade de Porto Alegre, marcada para 05 de março 2001. Representam essas posições importantes marcos do projeto, que, paralelamente às definições que se encontram em curso, tais como as negociações com os antigos fornecedores relativos aos contratos originais, negociações finais de contratação de Engineering Procurement and Construction (EPC), suprimento de combustíveis e montagem de estruturas de financiamento, mostram o empenho da Companhia na viabilização do empreendimento.

e) Capacidade de recuperação através de operações futuras

A Companhia, com base nas projeções internamente elaboradas de fluxo futuro de caixa, descontado a valor presente, avaliou que alguns ativos integrantes de seu parque gerador não serão recuperados pelas suas operações futuras, se considerados isoladamente. No entanto, a Administração da Companhia entende que esses ativos, no conjunto, produzirão fluxo de caixa positivo.

f) Apropriação dos encargos financeiros e efeitos inflacionários

Os encargos financeiros e efeitos inflacionários, vinculados a empréstimos e financiamentos, foram reconhecidos da seguinte forma, em consonância com a Instrução Geral nº 36 do Plano de Contas do Serviço Público de Energia Elétrica e a Instrução CVM nº 193, de 11/07/1996:

(in thousands of reais)

UHE Cana Brava costs include the amount of R$ 62,784 (R$ 49,917 in 1999) regarding the cost of the concession to operate the hydraulic energy potential, granted by the Federal Government to Companhia Energética Meridional - CEM. The value owed by CEM will be paid to the Federal Government, through the Electric Energy national Agency - ANEEL and is adjusted to present value using a 10% a.a. discount rate, as determined by the Bidding Notice No. 04/97-DMAEE (See Note 11)

b) Depreciation rates

In compliance with the determination by the Electric Energy National Agency - ANEEL, through its Resolution No. 002, of December 24, 1997, amended by Resolution No. 044, of March 17, 1999, as from January 1, 1999, the Company calculated and recorded depreciation based on the new authorized rates; the average rate for each power plant is shown in item "a" of this note.

The change of depreciation rates resulted, in 1999, in the reduction of R$ 22,000 in depreciation expenses, in comparison to that expensed in 1998.

c) Concessions and authorizations granted by the regulating authorities

	Installed capacity - MW	Date of the concession	Maturity
I - Concessions			
UHE Salto Santiago	1,420	28/09/1998	28/09.2028
UHE Salto Osório	1,078	28/09/1998	28/09.2028
UHE Passo Fundo	226	28/09/1998	28/09.2028
UHE Itá	1,450	28/12/1995	16/10.2030
UHE Machadinho	1,140	15/07/1997	15/07.2032
II - Authorizations			
Complexo Jorge Lacerda	857	25/09/1998	28/09/2028
UTE Charqueadas	72	25/09/1998	28/09/2028
UTE Alegrete	66	25/09/1998	28/09/2028
UTE William Arjona	80	02/06/2000	28/04/2029

The concession granted in respect of UHE Itá is divided with Itá Energia S.A. - ITASA. (See Note 8-b)

The UHE Cana Brava concession granted to Companhia Energética Meridional - CEM, is valid for 35 years, as from August 27,1998.

d) Jacuí Thermo-electric Power Plant

In compliance with the Privatization Regulations, on March 12, 1999, the Company communicated to ANEEL its intention to complete the Jacuí Thermo-Electric Plant, having received as a formal reply, the information that ANEEL considered such communication as adequate compliance by the Company of the requirements included in the privatization regulations.

The National Electric Energy Agency - ANEEL, regulating agency for the Brazilian electric sector , defined the aspects for the trading of energy to be generated by the UTE Jacuí. Also the environmental control agency of the Rio Grande do Sul State, after analyzing supplementary studies made by EIA RIMA (Analysis of Environmental Impact - Report on Impact on Environment) on the project, allowed the public session that precedes the authorization for the issue of an installation license. The public session took place on December 19, 2000, in the municipality of Charqueadas. Another extraordinary public session was requested by the Porto Alegre environmental control agency, and was set to be held on March 5, 2001. This represents an important step for the project which, together with the definitions in progress, such as negotiations with the old suppliers related to the original contracts, final negotiation for the contracting of Engineering Procurement and Construction - EPC, fuel supply and modeling of the financial structure, shows the efforts of the Company to make the undertaking feasible

e) Capacity to recover depreciation through future operations

Based on internal future cash flow projections, the Company estimated that the depreciation of certain assets will not be recovered with future operations. The Company has not accrued for the loss on such assets because it expects that, when considering all of the Company's assets, the depreciation will be covered by cash flows.

f) Appropriation of financial charges and inflationary effects

The financial charges and inflationary effects arising from loans and financing, were recognized as follows, in accordance with General Instruction No. 36 of the Electric Energy Public Sector Chart of Accounts and Instruction CVM No. 193, of July 11, 1996:

(em milhares de reais)

	Controladora		Consolidado	
	2000	1999	2000	1999
Encargos Financeiros				
Apropriados no resultado	125.769	125.361	136.515	125.361
Transferidos para as imobilizações em curso	(16.204)	(21.122)	(19.889)	(21.122)
	109.565	104.239	116.626	104.239
Efeitos inflacionários				
Apropriados no resultado	51.759	209.493	56.642	209.493
Transferidos para as imobilizações em curso	(147)	(1.049)	(1.612)	(1.049)
	51.612	208.444	55.030	208.444

g) Indisponibilidade dos bens

De acordo com os artigos 63 e 64 do Decreto nº 41.019, de 26 de fevereiro de 1957, os bens e as instalações utilizados na produção, transmissão, distribuição, inclusive comercialização de energia elétrica são vinculados a esses serviços, não podendo ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Órgão Regulador.

h) Bens da União utilizados pela Companhia

A Companhia exerce a posse e opera a Usina Termelétrica Alegrete, composta de duas unidades geradoras com capacidade total de 66MW e uma vila residencial com 15 casas, localizada no município de Alegrete - RS, de titularidade da União e cedida em regime especial de utilização.

NOTA 10 - EMPRÉSTIMOS E FINANCIAMENTOS

As principais informações a respeito dos empréstimos e financiamentos em moeda estrangeira e nacional são as seguintes:

a) Composição:

	Controladora					
	2000			1999		
	Circulante		Longo prazo	Circulante		Longo prazo
	Encargos	Principal	Principal e encargos	Encargos	Principal	Principal e encargos
Moeda Estrangeira						
Secretaria do Tesouro Nacional	5.763	29.488	500.160	4.497	33.303	498.956
Instituições financeiras	2.121	36.923	388	303	33.780	17.363
Outros	1.650	95.843	103.723	-	-	72.276
	9.534	162.254	604.271	4.800	67.083	588.595
Moeda Nacional						
ELETROBRÁS	-	40.319	471.323	-	29.719	490.921
Fornecedores	7.263	14.376	1.456	5.742	13.600	16.746
Fundação ELOS	-	6.930	67.116	-	6.091	66.941
	7.263	61.625	539.895	5.742	49.410	574.608
	16.797	223.879	1.144.166	10.542	116.493	1.163.203

	Consolidado					
	2000			1999		
	Circulante		Longo prazo	Circulante		Longo prazo
	Encargos	Principal	Principal e encargos	Encargos	Principal	Principal e encargos
Moeda Estrangeira						
Secretaria do Tesouro Nacional	5.763	29.488	500.160	4.497	33.303	498.956
Instituições financeiras	2.121	36.923	388	303	33.780	17.363
Outros	1.650	95.843	103.723	-	-	72.276
	9.534	162.254	604.271	4.800	67.083	588.595
Moeda Nacional						
ELETROBRÁS	-	40.319	471.323	-	29.719	490.921
Instituições financeiras	6.248	344.789	86.212	-	-	-
Fornecedores	7.263	14.376	1.456	5.742	13.600	16.746
Fundação ELOS	-	6.930	67.116	-	6.091	66.941
	13.511	406.414	626.107	5.742	49.410	574.608
	23.045	568.668	1.230.378	10.542	116.493	1.163.203

(in thousands of reais)

	Holding company		Consolidated	
	2000	1999	2000	1999
Financial charges				
Included in the results of operations	125,769	125,361	136,515	125,361
Transferred to construction-in-progress	(16,204)	(21,122)	(19,889)	(21,122)
	109,565	**104,239**	**116,626**	**104,239**
Inflationary effects				
Included in the results of operations	51,759	209,493	56,642	209,493
Transferred to construction-in-progress	(147)	(1,049)	(1,612)	(1,049)
	51,612	**208,444**	**55,030**	**208,444**

g) Utilization of assets

In accordance with articles 63 and 64 of Decrees Nos. 41,019/57, the assets and installations utilized in the production, transmission and distribution of electric energy, are linked to these services, and cannot be removed, sold, ceded or given in guarantee of a loan without the previous written authorization of ANEEL.

h) Federal Government Assets being used by the Company

The Company owns and operates the Alegrete Thermo-electric power plant, composed of two generating units with a 66MW total capacity, and a residential villa with 15 houses, located in the Municipality of Alegrete - RS, which are the Federal Government's property assigned on a special usage regime.

NOTE 10 - LOAN AND FINANCING

The principal details regarding loans and financing in both foreign and local currency are:

a) Composition:

	Holding company					
	2000			1999		
	Current		Longo-term	Current		Longo-term
	Interest	Principal	Principal and interest	Interest	Principal	Principal and interest
Foreign currency						
National Treasury	5,763	29,488	500,160	4,497	33,303	498,956
Financial institutions	2,121	36,923	388	303	33,780	17,363
Others	1,650	95,843	103,723	-	-	72,276
	9,534	**162,254**	**604,271**	**4,800**	**67,083**	**588,595**
Local currency						
ELETROBRÁS	-	40,319	471,323	-	29,719	490,921
Suppliers	7,263	14,376	1,456	5,742	13,600	16,746
Elos Foundation	-	6,930	67,116	-	6,091	66,941
	7,263	**61,625**	**539,895**	**5,742**	**49,410**	**574,608**
	16,797	**223,879**	**1,144,166**	**10,542**	**116,493**	**1,163,203**

	Consolidated					
	2000			1999		
	Current		Longo-term	Current		Longo-term
	Interest	Principal	Principal and interest	Interest	Principal	Principal and interest
Foreign currency						
National Treasury	5,763	29,488	500,160	4,497	33,303	498,956
Financial institutions	2,121	36,923	388	303	33,780	17,363
Others	1,650	95,843	103,723	-	-	72,276
	9,534	**162,254**	**604,271**	**4,800**	**67,083**	**588,595**
Local currency						
ELETROBRÁS	-	40,319	471,323	-	29,719	490,921
Financial institutions	6,248	344,789	86,212	-	-	-
Suppliers	7,263	14,376	1,456	5,742	13,600	16,746
Elos Foundation	-	6,930	67,116	-	6,091	66,941
	13,511	**406,414**	**626,107**	**5,742**	**49,410**	**574,608**
	23,045	**568,668**	**1,230,378**	**10,542**	**116,493**	**1,163,203**

(em milhares de reais)

b) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:

	Controladora					
	2000			1999		
Moeda	**$**	**R$ mil**	**%**	**$**	**R$ mil**	**%**
Dólar Americano - US$	226.371	442.647	57,04	227.024	406.146	61,49
Marco Alemão - DM	90.652	85.364	11,00	100.226	92.594	14,02
Libra Esterlina - L	27.741	81.132	10,45	30.671	88.749	13,44
Euro - EUR	90.630	166.916	21,51	40.395	72.989	11,05
		776.059	100,00		660.478	100,00

Variação das moedas estrangeiras:

	%	
Moeda	**2000**	**1999**
Dólar Americano - US$	9,30	48,01
Marco Alemão - DM	1,93	26,74
Libra Esterlina - L	1,07	44,26
Euro - EUR	1,93	25,84

c) Os empréstimos, financiamentos e encargos em longo prazo têm seus vencimentos assim programados:

	Controladora		Consolidado	
	2000	**1999**	**2000**	**1999**
2001	-	103.416	-	103.416
2002	89.948	83.187	89.948	83.187
2003	99.707	92.479	103.391	92.479
2004	126.617	116.740	135.459	116.740
2005	136.444	126.332	145.286	126.332
2006	144.130	133.444	152.972	133.444
Após 2006 até 2024	547.320	507.605	603.322	507.605
	1.144.166	1.163.203	1.230.378	1.163.203

d) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Na controladora

Mercado interno

Taxas fixas de 6,00% a 12,00% a.a. (1999 - de 6,00% a 12,00% a.a.)

Taxas flutuantes: não aplicável

Mercado externo

Taxas fixas de 3,00% a 12,50% a.a. (1999 - de 3,00% a 12,50% a.a.)

Taxas flutuantes de 5,08% a 11,81% a.a. (1999 - de 3,12% a 10,78% a.a.)

No consolidado

Mercado interno

Taxas fixas de 6,00% a 12,00% a.a.

Taxas flutuantes: 13,75% a.a.

NOTA 11 - CONCESSÕES A PAGAR

A controlada Companhia Energética Meridional - CEM pagará à União pela outorga da concessão para exploração do potencial de energia hidráulica do aproveitamento hidrelétrico Cana Brava os valores abaixo indicados, em parcelas mensais equivalentes a 1/12 (um doze avos) dos respectivos valores de pagamento anual, com atualização baseada na variação anual do Índice Geral de Preços - Mercado - IGP-M:

Ano	Início de pagamento	Valor anual	Valor total
1º	-	1	1
2º ao 6º	-	-	-
7º ao 25º	30/08/2004	680	12.920
26º ao 35º	30/08/2023	61.280	612.800
			625.721

Demonstrações Financeiras

(in thousands of reais)

b) The total amount owed in the respective foreign currencies, including financial charges, is as follows:

	Holding company					
	2000			1999		
Currency	**$**	**R$ 000**	**%**	**$**	**R$ 000**	**%**
US$	226,371	442,647	57.04	227,024	406,146	61.49
DM	90,652	85,364	11.00	100,226	92,594	14.02
£	27,741	81,132	10.45	30,671	88,749	13.44
EUR	90,630	166,916	21.51	40,395	72,989	11.05
		776,059	**100.00**		**660,478**	**100.00**

Variation of foreign currencies:

	%	
Currency	**2000**	**1999**
US$	9.30	48.01
DM	1.93	26.74
£	1.07	44.26
EUR	1.93	25.84

c) The long-term loans and financing and financial charges mature as follows:

	Holding company		Consolidated	
	2000	**1999**	**2000**	**1999**
2001	-	103,416	-	103,416
2002	89,948	83,187	89,948	83,187
2003	99,707	92,479	103,391	92,479
2004	126,617	116,740	135,459	116,740
2005	136,444	126,332	145,286	126,332
2006	144,130	133,444	152,972	133,444
After 2006 until 2024	547,320	507,605	603,322	507,605
	1,144,166	**1,163,203**	**1,230,378**	**1,163,203**

d) The loans and financing are subject to charges at both fixed and fluctuating rates, as follows:

Holding company

Internal Market

Fixed rates from 6.00% to 12.00% a.a. (1999 from 6.00% to 12.00% p.a.)

Floating rates: not applicable

External Market

Fixed rates from 3.00% to 12.50% p.a. (1999, from 3.00% to 12.50% p a.)

Floating rates from 5.08% to 11.81% p a. (1999, from 3.12% to 10.78% p.a.)

Consolidated

Internal Market

Fixed rates from 6.00% to 12.00% a.a.

Floating rates: 13.75% a.a.

NOTE 11 - CONCESSIONS PAYABLE

Companhia Energética Meridional-CEM will pay to the Federal Government, for granting the Concession to operate hydraulic energy potential of the Cana Brava Hydroelectric project, the below listed values, in monthly installments equivalent to 1/12 th of the respective annual payment values, being the restatement of such amounts being based on the General Market Price Index Variation-IGPM:

Year	Beginning of installment	Yearly	Total
1º	-	1	1
2º to 6º	-	-	-
7º to 25º	30/08/2004	680	12,920
26º to 35º	30/08/2023	61,280	612,800
			625,721

(em milhares de reais)

O fluxo de pagamento demonstrado anteriormente está previsto na Cláusula Sexta do Contrato de Concessão. Buscando refletir adequadamente, no patrimônio, a outorga onerosa da concessão e a respectiva obrigação perante à União, a CEM registrou o seu valor no ativo intangível e no passivo exigível em longo prazo, que corresponde a R$ 62.784 em 31/12/2000 (R$ 49.917 em 1999).

Considerando que os valores contratuais estão a preços futuros, a CEM procedeu ao seu ajuste a valor presente com base na taxa de desconto de 10% a.a., prevista no Edital de Concorrência nº 04/97 para a licitação da referida concessão.

NOTA 12 - DEBÊNTURES

Em 19 de maio de 1999, a controlada, Companhia Energética Meridional - CEM, assinou com o Banco Nacional de Desenvolvimento Econômico e Social - BNDES o Contrato de Subscrição e Integralização de Debêntures nº 98.2.654.3.1, tendo sido subscritas e integralizadas em 1999 o montante de 7.773 debêntures.

As debêntures são remuneradas com base na TJLP mais 4% a.a., com pagamento dos juros semestralmente, no período de 1º/10/1999 até 1º/04/2013.

O montante correspondente à parcela da TJLP que exceder a 6% a.a. será capitalizado, incorporando-se ao valor nominal das debêntures.

A amortização do valor nominal das debêntures terá início em 1º/10/2003 com vencimento final em 1º/04/2013, e ocorrerá semestralmente, com base em programação de amortização crescente, que variará de 3,0625%, na primeira amortização, a 7,5737% na última parcela, com vencimento em 1º/04/2013.

NOTA 13 - TRIBUTOS E CONTRIBUIÇÕES SOCIAIS PARCELADOS

Composição do saldo atual:

	Controladora					
	2000			1999		
	Parcelas vincendas	Circulante	Longo prazo	Parcelas vincendas	Circulante	Longo prazo
Imposto de Renda						
Pessoa Jurídica						
Parcelamento em 120 meses	41	**1.037**	**2.507**	53	**968**	**3.307**
COFINS						
Parcelamento em 120 meses	41	6.111	14.770	53	5.702	19.481
Parcelamento em 72 meses	46	12.093	34.263	58	10.627	40.736
		18.204	**49.033**		**16.329**	**60.217**
PASEP						
Parcelamento em 72 meses	46	**310**	**877**	58	**272**	**1.043**
INSS						
Parcelamento em 240 meses	146	853	9.528	158	822	9.999
Parcelamento em 96 meses	45	309	849	57	303	1.135
		1.162	**10.377**		**1.125**	**11.134**
		20.713	**62.794**		**18.694**	**75.701**

NOTA 14 - OBRIGAÇÕES ESTIMADAS

	Controladora			
	2000		1999	
	Circulante	Longo prazo	Circulante	Longo prazo
Provisão Fundação ELOS				
Despesas administrativas	19.520	-	15.362	-
Complementação aposentadoria - SB 40	26.474	59.702	22.989	72.795
Contribuição suplementar	1.780	-	1.048	-
	47.774	**59.702**	**39.399**	**72.795**
Provisões trabalhistas	7.215	-	4.196	-
Programa de reestruturação	1.242	-	4.874	-
Provisão para grandes manutenções	6.538	10.438	8.653	8.984
Outras	2.497	-	149	-
	65.266	**70.140**	**57.271**	**81.779**

(in thousands of reais)

The above payment flow is stipulated in Clause 6 of the Concession Contract. In an attempt to better reflect the granted concession and the obligation towards the Federal Government in assets and liabilities, the Company recorded this value in property, plant and equipment and also in long-term liabilities, at amounts of R$ 62,784 in 31/12/00 (R$ 49,917 in 1999).

Considering that the contractual payable values are not subject to interest, CEM adjusted them to current value based on the 10% p.a. discount rate, stipulated in the Bidding Notice No. 04/97, of the aforementioned concession.

NOTE 12 - DEBENTURES

On May 19, 1999, CEM signed with the National Economic and Social Development Bank-BNDES the Contract No. 98.2.654.3.1 for the Subscription and Payment of Debentures, being 7,773 debentures.

Debentures remuneration is based on TJLP plus 4% p.a., with half-yearly interest payment, as from October 1, 1999 through April 1, 2013.

The amount equivalent to the TJLP portion exceeding 6% p.a. will be capitalized, being added to the debentures nominal value.

The amortization of the debentures nominal value will start on October 1, 2003 with maturity on April 1, 2013, and will be half-yearly, based on an increasing amortization payment, which varies from 3.0625% on the first amortization to 7.5737% on the last installment, with maturity on April 1, 2013.

NOTE 13 - TAX AND SOCIAL CONTRIBUTION

Composition of current balance:

	Holding company					
	2000			1999		
	Installments falling due	**Current**	**Long-term**	**Installments falling due**	**Current**	**Long-term**
Corporate income tax						
120 months installments	41	**1,037**	**2,507**	53	**968**	**3,307**
COFINS						
120 months installments	41	6,111	14,770	53	5,702	19,481
72 months installments	46	12,093	34,263	58	10,627	40,736
		18,204	**49,033**		**16,329**	**60,217**
PASEP						
72 months installments	46	**310**	**877**	58	**272**	**1,043**
INSS						
240 months installments	146	853	9,528	158	822	9,999
96 months installments	45	309	849	57	303	1,135
		1,162	**10,377**		**1,125**	**11,134**
		20,713	**62,794**		**18,694**	**75,701**

NOTE 14 - ACCRUED LIABILITIES

	Holding company			
	2000		1999	
	Current	**Long-term**	**Current**	**Long-term**
ELOS Foundation provision				
Administrative expenses	19,520	-	15,362	-
Retirement supplement - SB 40	26,474	59,702	22,989	72,795
Supplementary contribution	1,780	-	1,048	-
	47,774	**59,702**	**39,399**	**72,795**
Labor provisions	7,215	-	4,196	-
Restructuring program	1,242	-	4,874	-
Provision for significant maintenance	6,538	10,438	8,653	8,984
Other	2,497	-	149	-
	65,266	**70,140**	**57,271**	**81,779**

(em milhares de reais)

O balanço patrimonial consolidado inclui R$ 117 da ITASA, relativos a provisões trabalhistas.

A rubrica "Complementação aposentadoria - SB 40" refere-se à conversão de aposentadorias especiais em aposentadorias por tempo de serviço.

Buscando mensurar adequadamente os resultados dos exercícios sociais futuros, a Companhia adota o registro de provisões para grandes manutenções do parque gerador, com base em plano executivo para preservação das condições de operação das usinas.

NOTA 15 - PROVISÕES PARA CONTINGÊNCIAS

	Controladora			
	2000		1999	
	Valor da provisão	Depósitos judiciais	Valor da provisão	Depósitos judiciais
Trabalhistas				
Reintegração	14.685	7.800	15.000	2.346
Vínculo empregatício	12.654	4.357	14.000	2.357
Periculosidade	5.381	3.367	7.000	3.295
Jornada de advogado	3.631	23	3.500	40
Horas *in itinere*	2.615	217	3.000	102
Outros	6.488	3.530	8.925	3.927
	45.454	19.294	51.425	12.067
Cíveis				
Fornecedores	24.848	-	22.743	-
Atingidos pela UHE Itá	3.860	-	1.279	-
Danos emergentes e lucros cessantes	2.457	-	1.223	-
Outras	2.368	-	1.235	-
	33.533	-	26.480	-
Fiscais				
Imposto de Renda Pessoa Jurídica	264	-	88.758	-
Contribuição Social	16.726	-	494	-
PIS e COFINS	57.370	-	-	-
Outros	20.689	-	20.689	-
	95.049	-	109.941	-
	174.036	19.294	187.846	12.067

NOTA 16 - OBRIGAÇÕES ESPECIAIS

Em virtude de sua natureza, estas contas não representam obrigações financeiras efetivas e, desta forma, não devem ser incluídas como exigibilidades para fins de determinação de indicadores econômico-financeiros.

	Controladora	
	2000	1999
Doações e subvenções destinadas a investimentos	47.884	47.880
Reversão e amortização	2.230	2.230
Participação da União	3.758	3.758
Outras	2.639	2.639
	56.511	56.507

(in thousands of reais)

There is an amount of R$ 117, in the consolidated financial statement, related to ITASA labor provisions.

Retirement supplement - SB 40 refers to the conversion of special retirements into normal retirements.

In an attempt to better measure the results of future fiscal years, the Company began to accrue for significant maintenance programs of the generation plants, in accordance with the executive plan for the maintenance of the operating units.

NOTE 15 - PROVISIONS FOR CONTINGENCIES

	Holding company			
	2000		1999	
	Provision	Judicial deposits	Provision	Judicial deposits
Labor				
Rehiring	14,685	7,800	15,000	2,346
Labor bond	12,654	4,357	14,000	2,357
Hazardous risk	5,381	3,367	7,000	3,295
Lawyers' working hours	3,631	23	3,500	40
Travelling hours	2,615	217	3,000	102
Other	6,488	3,530	8,925	3,927
	45,454	**19,294**	**51,425**	**12,067**
Civil				
Suppliers	24,848	-	22,743	-
Affected by UHE Itá	3,860	-	1,279	-
Incidental damages and loss of profits	2,457	-	1,223	-
Other	2,368	-	1,235	-
	33,533	**-**	**26,480**	**-**
Fax				
Corporate Income tax	264	-	88,758	-
Social Contribution	16,726	-	494	-
PIS and COFINS	57,370	-	-	-
Other	20,689	-	20,689	-
	95,049	**-**	**109,941**	**-**
	174,036	**19,294**	**187,846**	**12,067**

NOTE 16 - SPECIAL OBLIGATIONS

These accounts do not represent effective financial obligations and, consequently, should not be considered as liabilities for the purpose of calculating financial ratios.

	Holding company	
	2000	1999
Donations and subsidies for investments	47,884	47,880
Reversion and amortization	2,230	2,230
Participation of the federal government	3,758	3,758
Other	2,639	2,639
	56,511	**56,507**

(em milhares de reais)

NOTA 17 - TRANSAÇÕES COM PARTES RELACIONADAS

As transações com partes relacionadas, abaixo demonstradas, foram praticadas a valores, prazos e encargos usuais de mercado.

	Controladora							
	2000							1999
	Tractebel Sul Ltda.	Tractebel Power	Tractebel N.V.	Cocetrel	Cia. Energética Meridional	Itá Energética S.A.	Total	Total
Ativo								
Contas e receber	-	-	-	-	204	3.575	3.779	-
Passivo								
Fornecedores	-	565	-	-	-	9.292	9.857	-
Empr. e financ.	-	-	92.452	74.463	-	-	166.915	72.990
Controladora	42.923	-	-	-	-	-	42.923	16.230
Resultado								
Receitas serviços administração	-	-	-	-	316	-	316	210
Operação e manutenção	-	-	-	-	-	3.743	3.743	-
Despesas								
Compra energia	-	-	-	-	-	21.015	21.015	-
Financeiras	14.979	-	10.332	8.664	-	-	33.975	1.649

NOTA 18 - PATRIMÔNIO LÍQUIDO

a) Capital social autorizado

A Companhia está autorizada a aumentar o seu capital social até o limite de R$ 4.500.000, independentemente de reforma estatutária.

b) Capital social subscrito e integralizado

O capital social da Companhia, em 31 de dezembro de 2000, é de R$ 2.279.884, sendo R$ 2.278.704 integralizado e R$ 1.180 a integralizar, e está representado por 604.238.739.251 ações, sendo 464.052.075.236 ações ordinárias, 75.069.876 ações preferenciais da classe A e 140.111.594.139 ações preferenciais da classe B, todas sem valor nominal. O valor patrimonial da ação por lote de mil, em 31 de dezembro de 2000, é de R$ 4,03 (R$ 4,11 em 31/12/1999).

As ações preferenciais não garantem direito a voto e não são conversíveis em ações ordinárias, entretanto, gozam de prioridade no reembolso do capital e na distribuição de dividendos a taxas anuais de 8,00%, no caso de ações de classe A, e de 6,00% para as de classe B, calculadas sobre o capital social das respectivas classes de ações.

O quadro societário da Companhia, em 31/12/2000, está assim constituído:

	% do Capital			
Acionistas	ON	PNA	PNB	Total
Tractebel Sul Ltda.	77,51	29,50	54,91	72,27
União	5,46	-	3,48	4,99
Fundo Nacional de Desestatização - FND	0,51	-	-	0,39
Banco Nac. de Desenv. Econ. e Social - BNDESPAR	1,04	-	7,77	2,60
Outros	15,48	70,50	33,84	19,75
	100,00	100,00	100,00	100,00

	Controladora	
	2000	1999
c) Composição das reservas		
Reserva de Capital		
Remuneração de bens e direitos constituídos com capital próprio	91.695	91.695
Reservas de Lucros		
Reserva legal	8.521	381
Reserva de retenção de lucros	53.459	5.437
	61.980	5.818
d) Lucros Acumulados	-	30.160

A Administração da Companhia, com base em orçamento de capital a ser submetido à Assembléia Geral Ordinária, constituiu reserva de retenção de lucros no valor de R$ 48.022, sem prejuízo à distribuição de dividendos.

(in thousands of reais)

NOTE 17 - TRANSACTIONS WITH RELATED PARTIES

The transactions with related parties presented below were practiced at fair market usual values, terms and charges.

	Holding company							
	2000							1999
	Tractebel Sul Ltda.	Tractebel Power	Tractebel N.V.	Cocetrel	Cia. Energética Meridional	Itá Energética S.A.	Total	Total
Assets								
Accounts receivable	-	-	-	-	204	3,575	3,779	-
Liabilities								
Suppliers	-	565	-	-	-	9,292	9,857	-
Loans & funding.	-	-	92,452	74,463	-	-	166,915	72,990
Holding Company	42,923	-	-	-	-	-	42,923	16,230
Result								
Services Income Administration	-	-	-	-	316	-	316	210
Operation and Maintenance	-	-	-	-	-	3,743	3,743	-
Expenses								
Energy purchase	-	-	-	-	-	21,015	21,015	-
Financial	14,979	-	10,332	8,664	-	-	33,975	1,649

NOTE 18 - SHAREHOLDERS' EQUITY

a) Authorized share capital

The Company is authorized, without further statutory modifications, to increase its share capital to the limit of R$ 4,500,000.

b) Share Capital

The share capital on December 31, 2000 amounted to R$ 2,279,884, being R$ 2,278,704 fully paid in and R$ 1,180 to be paid and comprises 604,238,739,251 shares divided between 464,052,075,236 common shares, 75,069,876 class A preference shares and 140,111,594,139 class B preference shares, all of them with no par value. The shareholders' equity per one thousand shares on December 31, 2000 amounted to R$ 4,03 (R$ 4,11 in 1999).

The preference shares do not have voting rights and are not convertible into common shares; however, they have priority in respect of refunds and distribution of dividends, at rates of 8,00% in the case of class "A" and of 6,00% for the class "B", calculated on each type of capital.

The Company's shareholders at December 31, 2000 are as follows:

	Shareholding - %			
Shareholders	Common shares	Preference Class "A"	Preference Class "B"	Total
Tractebel	77.51	29.50	54.91	72.27
Federal Government	5.46	-	3.48	4.99
FND	0.51	-	-	0.39
BNDESPAR	1.04	-	7.77	2.60
Other	15.48	70.50	33.84	19.75
	100.00	**100.00**	**100.00**	**100.00**

	Holding company	
	2000	1999
c) Composition of reserves		
Capital reserve		
Remuneration of investments in construction work in progress	**91,695**	**91,695**
Revenue reserves		
Legal reserve	8,521	381
Income reserves	53,459	5,437
	61,980	**5,818**
d) Retained earnings	-	**30,160**

Based on the capital budget to be submitted to the General Shareholders Meeting, Management recorded a reserve for the retention of profits in the amount of R$ 48,022, without being detrimental to the distribution of dividends.

(em milhares de reais)

NOTA 19 - DIVIDENDOS PROPOSTOS

A Administração da Companhia está propondo, para este exercício, a distribuição de dividendo sobre o lucro líquido, ajustado nos termos da Lei das Sociedades por Ações e em consonância com § 1º do Artigo 37 de seu Estatuto Social, conforme demonstrado a seguir:

Lucro líquido do exercício	162.801
Reserva legal	(8.140)
Lucro líquido ajustado	**154.661**
Dividendos propostos	**136.799**

Dividendos propostos por lote de 1.000 ações:
- Preferenciais classe A - R$ 0,3018521038
- Preferenciais classe B - R$ 0,2263890900
- Ordinárias - R$ 0,2263890900

NOTA 20 - ENTIDADE FECHADA DE PREVIDÊNCIA PRIVADA

A Companhia é patrocinadora da Fundação Eletrosul de Previdência e Assistência Social - ELOS, entidade sem fins lucrativos que tem como objetivo básico a complementação de aposentadoria dos seus empregados. A Fundação adota o plano do tipo benefício definido, com regime financeiro de capitalização.

A contribuição da Companhia corresponde a duas vezes a contribuição de seus empregados. Contribui, ainda, com 1,2% sobre a folha de salários, com o objetivo de amortizar as reservas da Fundação, em consonância com o plano de custeio e cálculos atuariais. A contribuição relativa ao exercício do ano 2000 foi de R$ 4.570 (R$ 4.667 em 1999).

As despesas administrativas da Fundação estão contempladas no capítulo de custeio do seu regulamento do Plano de Benefícios e são de responsabilidade das patrocinadoras, não podendo exceder a 15% do total das receitas previdenciais.

Conforme prevê o Regulamento do Plano de Benefícios da Fundação, a Companhia é responsável pelo ônus decorrente da conversão de aposentadorias especiais em aposentadorias por tempo de serviço, concernentes aos seus empregados e àqueles que se encontravam em benefício na data da cisão da ELETROSUL. O montante desse compromisso encontra-se provisionado sob o título de "complementação de aposentadoria - SB 40" (ver Nota 14).

As reservas técnicas referentes aos participantes de responsabilidade da Companhia estão demonstradas a seguir:

	Controladora	
	2000	1999
Reservas técnicas	**546.271**	**503.995**
Reservas matemáticas		
Benefícios concedidos	451.328	397.818
Benefícios a conceder	78.310	71.452
Reservas a amortizar	(15.349)	(14.147)
	514.289	**455.123**
Superávit técnico	**31.982**	**48.872**

NOTA 21 - INSTRUMENTOS FINANCEIROS

a) Gestão de risco

A utilização de instrumentos financeiros, pela Companhia e por suas controladas, tem como objetivo proteger seus ativos e passivos, minimizando a exposição a riscos de mercado, principalmente no que diz respeito às oscilações de taxas de juros, índices de preços e moedas. Estes riscos são monitorados pelo Comitê de Gestão Financeira, que periodicamente avalia a exposição da Companhia e propõe estratégias operacionais, sistema de controle, limites de posição e limites de crédito com os demais parceiros do mercado.

Não há operações no mercado de derivativos nos registros da Companhia e de suas controladas em 31/12/2000, apesar de durante o exercício do ano 2000 a Companhia ter utilizado este mecanismo para proteger parte de seu passivo.

(in thousands of reais)

NOTE 19 - PROPOSED DIVIDENDS

The Company Management in proposing, for this year, the distribution of dividends on the net income adjusted in accordance with the Brazilian Corporate Law and according to § 1 of article 37 of its articles of its corporate by-laws, as shown below:

Net income for the year	*162,801*
Legal reserve	(8,140)
Adjusted net income	**154,661**
Proposed dividends	**136,799**

Dividends proposed per thousand shares:
Preferred class A - R$ 0,3018521038
Preferred class B - R$ 0,2263890900
Common - R$ 0,2263890900

NOTE 20 - PENSION PLAN

The Company sponsors the Eletrosul Pension and Social Assistance Foundation - ELOS, a non-profit entity with the basic objective of supplementing the retirement pay of its employees. The Foundation has adopted the defined benefit plan, with a financial capitalization basis.

The contribution of the Company corresponds to twice the contribution of its employees. It also contributes 1.2% of the payroll, with the objective of amortizing the reserves of the Foundation, in accordance with the costing plan and actuarial calculations. The contribution relating to fiscal year 2000 amounted to R$ 4,570 (R$ 4,667 in 1999).

The payment of the administrative expenses of the Foundation are, in accordance with Benefit Plan Regulations, the responsibility of the sponsors and cannot exceed 15% of the total contributions received.

The Company is responsible for the expenses arising from the conversion of special retirements to regular retirements, in respect of employees entitled to these benefits and to those who had the benefit at the time of the split-off of ELETROSUL. The total amount of this commitment is accrued under the heading "Retirement Supplement - SB 40". (See Note 14).

Technical reserves for which the Company is responsible, in respect of participants, are as follows:

	Holding company	
	2000	1999
Technical reserves	**546,271**	**503,995**
Mathematical reserves		
Benefits vested	451,328	397,818
Benefits not yet vested	78,310	71,452
Reserves to amortize	(15,349)	(14,147)
	514,289	**455,123**
Technical surplus	**31,982**	**48,872**

NOTE 21 - FINANCIAL INSTRUMENTS

a) Risk Management

The use of financial instruments by the Company, has as an objective the protection of its assets and liabilities, thereby minimizing its exposure to market risks, especially in respect of variation of interest rates, price indices and currencies.

These risks are followed-up by the Finance Management Committee which, periodically appraises the Company exposure and proposes operating strategies, control systems, position limits and credit limits with the other market partners.

Neither the Company nor its affiliates have any market operations with derivatives as at December 31, 2000, although this mechanism was used by the Company to protect its liabilities during the year.

(em milhares de reais)

b) Valor de mercado

As operações envolvendo instrumentos financeiros nas controladas não apresentam diferenças relevantes entre os valores de mercado e os valores apresentados nas demonstrações financeiras consolidadas com as da controladora.

Na controladora, foram identificadas diferenças significativas entre os valores de mercado e os valores contábeis somente nos empréstimos e financiamentos, em virtude destes instrumentos financeiros possuírem prazos de liquidação bastante alongados e custos significativamente baixos em relação às taxas praticadas atualmente para contratos similares. Na determinação dos valores de mercado, a administração da Companhia utilizou fluxos de caixa futuros, descontados a taxas julgadas adequadas para operações semelhantes.

	Controladora			
	2000		1999	
	Contábil	Mercado	Contábil	Mercado
Empréstimos e encargos em moeda estrangeira	776.059	698.402	660.478	602.969
Empréstimos e encargos em moeda nacional	608.783	583.955	629.760	598.785
	1.384.842	1.282.357	1.290.238	1.201.754

NOTA 22 - SEGUROS

A Companhia possui apólice de seguros que abrange riscos operacionais, com valor declarado de US$ 3.341.050, equivalente a R$ 6.533.089 em 31/12/2000, e de lucro cessante com valor declarado de US$ 237.000, equivalente a R$ 463.430 em 31/12/2000. Além dessa cobertura, a Companhia possui apólices de responsabilidade civil com cobertura de US$ 10.000, equivalentes a R$ 19.554 em 31/12/2000.

A controlada CEM detém seguro para cobertura de todos os riscos envolvidos no Projeto Cana Brava. As importâncias seguradas dos principais itens, com vigência de 31/05/1999 a 15/01/2003, para os riscos de engenharia e de perda de resultado antecipado são de R$ 477.231 e R$ 278.982, respectivamente. Referido seguro garante, ainda, a cobertura pelo período de dois anos após a entrada em operação da terceira unidade da usina, prevista para 15/01/2003, para os riscos de operação e para os riscos de interrupção de negócio nos valores de R$ 477.231 e de R$ 278.982, respectivamente.

A ITASA possui apólice de riscos de engenharia com cobertura de até US$ 449.000, equivalentes a R$ 877.975 em 31/12/2000, e de perda de resultado antecipado no valor de US$ 135.000, equivalente a R$ 263.979 em 31/12/2000. A apólice contempla, também, cobertura para a fase pré-operacional, para os riscos operacionais e para os riscos de interrupção de negócio com valores de, respectivamente, US$ 300.000, equivalentes a R$ 586.620 em 31/12/2000, e US$ 135.000, equivalentes a R$ 263.979 em 31/12/2000.

NOTA 23 - EVENTOS SUBSEQÜENTES

O Conselho de Administração da Companhia, em reunião que se realizará em 15/03/2001, irá deliberar proposta a ser submetida à Assembléia Geral Ordinária, de pagamento de juros sobre o capital próprio, nos termos do Artigo 9º da Lei nº 9.249/95, no valor de R$ 30.990, correspondente a R$ 0,0683816235 por lote de mil ações preferenciais classe A, R$ 0,0512861674 por lote de mil ações preferenciais classe B e R$ 0,0512861674 por lote de mil ações ordinárias.

Os juros sobre o capital próprio, líquidos do imposto de renda retido na fonte nos termos da legislação em vigor, serão imputados aos dividendos obrigatórios do exercício do ano 2000.

As demais informações a respeito dessa deliberação constarão do Aviso aos Acionistas, a ser publicado em 16 de março de 2001.

(in thousands of reais)

b) Market value

Operations involving financial instruments by the affiliated companies do not present any material differences between market values and the values presented by the holding company in its consolidated financial statements.

Material differences were identified in the Holding Company, between market values and accounting values only for loans and financing, because these financial instruments have long settlement terms and low costs when compared to the rates currently practiced for similar contracts.

	Holding company			
	2000		1999	
	Accounting	Market	Accounting	Market
Foreign currency denominated loans	776,059	698,402	660,478	602,969
Local currency loans	608,783	583,955	629,760	598,785
	1,384,842	**1,282,357**	**1,290,238**	**1,201,754**

NOTE 22 - INSURANCE

The Company has an insurance policy to cover operational risks with a declared value of US$ 3,341,050, equivalent to R$ 6,533,089 as at December 31, 2000, and to cover the loss of profits with a declared value of US$ 237,000, equivalent to R$ 463,430 as at December 31, 2000. In addition to this coverage, the Company has policies for civil liability to cover up to US$ 10,000, equivalent to R$ 19,554 as at December 31, 2000.

The affiliated company CEM has an insurance coverage for all risks involved in the Cana Brava project. The amounts insured for the main items, effective as from Mary 31, 1999 to January 15, 2003, for engineering risks and early loss of income are R$ 477,231 and R$ 278,982, respectively. The said insurance also assures coverage for a two year period after the 3rd unit of the power plant starts operating, which is scheduled for January 15, 2003, for operation risks and for business interruption risks in the amounts of R$ 477,231 and R$ 278,982, respectively.

ITASA has a policy to cover engineering risks up to US$ 449,000, equivalent to R$ 877,975 as at December 31, 2000, and for early loss of income, in the amount of US$ 135,000, equivalent to R$ 263,979 as at December 31, 2000. The policy also covers operational risks in the pre-operating stage and business interruption risks in the amounts of US$ 300,000, equivalent to R$ 586,620 as at December 31, 2000 and US$ 135,000, equivalent to R$ 263,979 as at December 31, 2000, respectively.

NOTE 23 - SUBSEQUENT EVENTS

The Company's Administrative Council, will discuss in a meeting to be held on March 15, 2001, the proposal to be submitted to the General Shareholders Meeting, for the payment of interest on shareholders' equity, in compliance with article 9 of Law No. 9,249/95, in the amount R$ 30,990, equivalent to R$ 0.0683816235 per thousand preferred class A shares, R$0.0512861674 per thousand preferred class B shares and R$ 0.0512861674 per thousand common shares.

Interest on shareholders' equity, net of withholding tax under the terms of the prevailing tax legislation, will be treated as part of the compulsory dividends in fiscal year 2000.

Any further information on this decision will be included in the Notice to the Shareholders to be published on March 16, 2001.

CONSELHO DE ADMINISTRAÇÃO

Maurício Stolle Bähr - Presidente

Dirk Beeuwsaert

Christian Biebuyck

Victor-Frank de Paula Rosa Paranhos

Eric De Muynck

Manoel Arlindo Zaroni Torres

Luiz Antônio Barbosa

DIRETORIA EXECUTIVA

Manoel Arlindo Zaroni Torres - Diretor Presidente

Laércio Dias - Diretor de Controle e Análise de Riscos

Gil de Methódio Maranhão Neto - Diretor de Desenvolvimento de Negócios

Roberto Dorval Quadros - Diretor de Implantação de Projetos

Marc Jacques Zelie M. G. Verstraete - Diretor Financeiro e de Relações com Investidores

José Carlos Cauduro Minuzzo - Diretor de Produção de Energia

Luciano Flávio Andriani - Diretor Administrativo

DEPARTAMENTO DE CONTABILIDADE

Waltamir Barreiros - Contador - CRC SC 008283/O-8

BOARD OF DIRECTORS

Maurício Stolle Bähr - President

Dirk Beeuwsaert

Christian Biebuyck

Victor-Frank de Paula Rosa Paranhos

Eric De Muynck

Manoel Arlindo Zaroni Torres

Luiz Antônio Barbosa

MANAGEMENT BOARD

Manoel Arlindo Zaroni Torres - President

Laércio Dias - Control and Risk Analysis Director

Gil de Methódio Maranhão Neto - Business Development Director

Roberto Dorval Quadros - Project Implantation Director

Marc Jacques Zelie M. G. Verstraete - Financial and Investor Relations Director

José Carlos Cauduro Minuzzo - Energy Production Director

Luciano Flávio Andriani - Administrative Director

ACCOUNTING DEPARTMENT

Waltamir Barreiros - Accountant - CRC SC 008283/O-8

PARECER DOS AUDITORES INDEPENDENTES

Ao Conselho de Administração e aos Acionistas da
Centrais Geradoras do Sul do Brasil S.A. - GERASUL
Florianópolis - SC

1. Examinamos os balanços patrimoniais da Centrais Geradoras do Sul do Brasil S.A. - GERASUL, controladora e consolidado, levantados em 31 de dezembro de 2000 e 1999, e as respectivas demonstrações do resultado, das mutações do patrimônio líquido e das origens e aplicações de recursos para os exercícios findos naquelas datas, elaborados sob a responsabilidade de sua administração. Nossa responsabilidade é a de expressar uma opinião sobre essas demonstrações financeiras. As demonstrações financeiras da controlada, em conjunto Itá Energética S.A. - ITASA, consolidada na proporção da participação em seu capital social, foram examinadas por outros auditores independentes, que emitiram parecer sem ressalvas.
2. Nossos exames foram conduzidos de acordo com as normas brasileiras de auditoria e compreenderam: (a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume de transações e o sistema contábil e de controles internos da Companhia e de suas controladas; (b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e as informações contábeis divulgados; e (c) a avaliação das práticas e das estimativas contábeis mais representativas adotadas pela administração da Companhia e de suas controladas, bem como da apresentação das demonstrações financeiras tomadas em conjunto.
3. Em nossa opinião, as demonstrações financeiras referidas no parágrafo 1 representam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira da Centrais Geradoras do Sul do Brasil S.A. - GERASUL, controladora e consolidado em 31 de dezembro de 2000 e 1999, e os resultados de suas operações, as mutações de seu patrimônio líquido e as origens e aplicações de seus recursos correspondentes aos exercícios findos naquelas datas, de acordo com as práticas de contabilidade emanadas da legislação societária brasileira.
4. Conforme descrito na nota explicativa no 9-d, a Companhia possui construções em andamento, referentes ao Projeto Jacuí. A Companhia, cumprindo exigências do edital de privatização da GERASUL, oficializou junto à Agência Nacional de Energia Elétrica - ANEEL a sua decisão de permanência no empreendimento. Entretanto, a administração da Companhia ainda está em processo de negociação dos contratos originais com os antigos fornecedores do projeto; portanto, não há como garantir que os valores provisionados sejam suficientes para cobrir eventuais perdas quanto aos passivos contingentes com fornecedores e outros envolvidos no projeto.
5. Conforme descrito na nota explicativa no 9-e, a Companhia, baseada nas projeções internamente elaboradas de fluxo futuro de caixa, descontado a valor presente, avaliou que alguns ativos integrantes de seu parque gerador não serão recuperados pelas suas operações futuras, se considerados isoladamente. A administração da Companhia entende que estes ativos, no conjunto, produzirão fluxo de caixa futuro positivo.
6. Conforme descrito na nota explicativa 4, as transações de curto prazo, realizadas no âmbito do Mercado Atacadista de Energia Elétrica - MAE, no período de setembro a dezembro de 2000, não foram disponibilizadas pela Administradora de Serviços do MAE em razão do impasse surgido em torno da responsabilidade pelo pagamento dos suprimentos realizados para cobrir o atraso na operação da Usina Nuclear Angra II. Por isto, a área de comercialização da Companhia estimou, com base em informações internas, que o saldo líquido dessas transações seria ligeiramente favorável à GERASUL, razão pela qual a Administração, conservadoramente, decidiu por não registrá-lo. Posteriormente, a ANEEL encaminhou à Companhia os valores estimados para o resultado dessas transações, no montante de aproximadamente R$ 60 milhões, desfavorável à GERASUL, ressalvando seu caráter preliminar e que os mesmos não têm finalidade de liquidação, servindo apenas para fins de provisionamento. Em virtude da discrepância entre esses valores e a opinião da área técnica da Companhia, a Administração decidiu não provisioná-los por entender que os mesmos não refletem o justo valor das transações efetuadas.

Rio de Janeiro, 14 de março de 2001.

DELOITTE TOUCHE TOHMATSU	**MARCELO C. ALMEIDA**
Auditores Independentes	Contador
CRC-SP 11.609 S/RJ	CRC/RJ 36.206-3 S/SC

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Centrais Geradoras do Sul do Brasil - GERASUL
Rio de Janeiro - RJ

1. We have examined the balance sheets, holding company and consolidated, of Centrais Geradoras do Sul do Brasil - GERASUL as of December 31, 2000 and 1999, and the related statements of operations, changes in shareholders' equity and sources and applications of funds for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the jointly-controlled company Ita Energética S.A. - ITASA, proportionally consolidated based on the participation in the capital, were examined by other independent auditors, which issued an unqualified opinion.
2. We conducted our audits in accordance with auditing standards generally accepted in Brazil. Those standards require that we (a) plan our audits based on the materiality of the amounts presented, the number of transactions and the Company's systems of accounting and internal accounting; (b) assess the adequacy, based on tests, of documentation and accounting records supporting the amounts and information disclosed; and (c) evaluate the accounting principles used and significant estimates made by management, as well as the presentation of the financial statements taken as a whole.
3. In our opinion, such financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of Centrais Geradoras do Sul do Brasil - GERASUL as of December 31, 2000 and 1999 (holding company and consolidated), and the results of its operations, changes in its shareholders' equity and sources and applications of its funds for the years then ended, in conformity with accounting principles promulgated by Brazilian Corporate Law.
4. As described in the explanatory note No. 9 d, the Company has construction-work-in-progress regarding the Jacuí project. The Company, in *compliance with the requirements set forth by GERASUL privatization bidding notice, formally registered with the Electric Energy National Agency -* ANEEL its decision to remain in the enterprise. However, the Company's management is still in the process of negotiating the original contracts with the former project suppliers; therefore, there is no way of assuring that the recorded provisions are sufficient to cover eventual losses in respect of contingent liabilities to suppliers and other parties involved in the project.
5. As described in the explanatory note No. 9 e, based on internal future cash-flow projections, the Company estimated that some assets will not be recovered with future operations. The Company has not accrued for the loss on such assets, since, on an overall basis, it expects to have a positive future cash-flow.
6. As described in Note 4, short-term transactions within the Electric Energy Wholesale Market - MAE, effected during the period from September to December 2000, have not yet been released by the Services Administrating Company - MAE, in view of the dispute involving the payment of supplies made to cover the delay in Angra II commencing operations. The Company's commercial department has, based on this fact and on internal information, estimated that the value of these transactions to be marginally favorable to GERASUL, the reason for which Management, conservatively, decided to not record it. Subsequently, ANEEL forwarded the estimated amounts regarding the result of these transactions to the Company, pointing out that such estimates, approximately R$ 60 million due by Gerasul, were preliminary and that they were not intended for settlement, but solely for the recording of a provision. Considering the difference between such amounts and the opinion expressed by the technical area, Management decided not to adopt such estimates from MAE since it was their understanding that such amounts do not reflect the fair amount of the transactions..
7. The accompanying financial statements have been translated into English for the convenience of readers outside of Brazil.

March 14, 2001.

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC-SP 11.609 S/RJ

MARCELO C. ALMEIDA
Accountant
CRC/RJ 36.206-3 S/SC

Criação e Produção / Creation and Production
Propague Serviços de Comunicação

GERASUL Tractebel

Rua Antônio Dib Mussi, 366 - Centro
CEP 88015-110 - Florianópolis - Santa Catarina
Fone (48) 221-7000 / 221-7076 - Fax (48) 221-7002
http://www.gerasul.com.br

GERASUL

Relatório Anual da Administração 1999

1999 ANNUAL MANAGEMENT REPORT

Índice










Respeitar o meio ambiente e o ser humano.
É assim que geramos energia.
NG THE ENVIRONMENT AND MAN.
OW WE GENERATE POSITIVE ENERGY.

GERASUL

RELATÓRIO ANUAL DA ADMINISTRAÇÃO 1999

1999 ANNUAL MANAGEMENT REPORT

Conselho de Administração
BOARD OF DIRECTORS

Titulares / Titleholders

Maurício Stolle Bähr
Presidente / *Chairman*

Wim Heyselberghs

Christian Biebuyck

Victor-Frank de Paula Rosa Paranhos

Eric DeMuynck

Manoel Arlindo Zaroni Torres

Luiz Antônio Barbosa

Suplentes / Substitutes

Rodolpho de Oliveira Franco Protasio

Keith Lee Pronske

Gil de Methódio Maranhão Neto

Florent Gheeraert

Andre van den Bogaert

Eduardo Migliora Zobaran

Aldo Guido Votto

Diretoria Executiva
MANAGEMENT BOARD

Manoel Arlindo Zaroni Torres
Diretor Presidente
President

Laércio Dias
Diretor Administrativo e Financeiro e
de Relações com Investidores
Financial, Administrative and
Investidor Relations Director

José Carlos Cauduro Minuzzo
Diretor de Produção de Energia
Energy Production Director

Gil de Methódio Maranhão Neto
Diretor de Desenvolvimento de Negócios
Business Development Director

Roberto Dorval Quadros
Diretor de Implantação de Projetos
Project Implantation Director


GERASUL

Senhores ACIONISTAS

Temos a satisfação de apresentar o Relatório Anual da Administração e as Demonstrações Financeiras relativas ao exercício de 1999, acompanhadas do parecer dos Auditores Independentes. Toda a documentação relativa às contas ora apresentadas está à disposição dos senhores acionistas, aos quais a Diretoria Executiva sentir-se-á honrada em prestar os esclarecimentos adicionais necessários.

To our SHAREHOLDERS

We are pleased to present the Annual Management Report and the Financial Statements for the year 1999, along with the opinion of the independent auditors. All documentation related to the accounts presented here is available to the shareholders, to whom we will provide any additional information which may be required.

APRESENTAÇÃO

O ano de 1999 foi especialmente importante para a Gerasul pela consolidação do processo de reestruturação da Companhia, iniciado no final de 1998, e que teve como objetivo básico a implantação de uma nova estrutura de trabalho, refletindo a filosofia de gestão do novo Controlador, e garantindo uma base operacional adequada para o novo ambiente competitivo do setor elétrico brasileiro, que atualmente encontra-se em fase de implantação.

Foi igualmente importante por representar o primeiro exercício completo sob controle privado, permitindo a retomada de investimentos da Companhia, tão necessários para sua consolidação como empresa líder no setor de geração de energia elétrica.

Dentre as ações, podemos destacar a implantação de uma nova estrutura organizacional baseada nos princípios da descentralização de atividades, redução de níveis hierárquicos e concessão de maior autonomia e aumento de responsabilidades às áreas, que culminaram no dimensionamento de um novo quadro de pessoal, adequado aos objetivos empresariais, cujo resultado é uma Gerasul moderna, ágil e capacitada para enfrentar a nova realidade do setor elétrico brasileiro.

Em complementação a esse processo e com o objetivo de buscar a excelência empresarial, foram ampliados os níveis de participação e de comprometimento do corpo funcional e gerencial da Companhia. Nesse sentido uma nova política de recursos humanos está sendo implementada, assegurando que os nossos colaboradores se desenvolvam profissionalmente e que sejam recompensados através do grau de contribuição para os resultados operacionais da Companhia.

Dentro de um cenário de contínuo crescimento da demanda e pouca oferta adicional de energia elétrica que marcou o exercício findo, a Gerasul exerceu um papel estratégico importante no suprimento de energia em nível nacional, uma vez que, devido aos baixos níveis dos reservatórios causados por estiagem prolongada, as usinas térmicas operaram com plena capacidade, atendendo com eficiência e confiabilidade aos requisitos do sistema elétrico.

Em termos econômicos, o Resultado do Serviço em 1999 foi substancialmente maior que no exercício anterior, porém, com resultado final negativo, decorrente do ambiente econômico marcado principalmente pela desvalorização cambial, que elevou a dívida em moeda estrangeira, cuja variação cambial foi registrada integralmente no resultado do exercício.

Dentre os objetivos empresariais mais importantes da Companhia está o desenvolvimento sustentável, que justifica apresentarmos as ações sociais e ambientais desenvolvidas, baseadas no compromisso de gerar energia com qualidade e confiabilidade, respeitando o ser humano e o meio ambiente.

A Administração mostra-se confiante com os novos horizontes que se vislumbram para o Brasil e com o papel que a Gerasul desempenhará para a economia crescente do País. Continuaremos trabalhando com determinação na preparação da Companhia para atuar em ambiente competitivo, promovendo o crescimento dos colaboradores, contribuindo nos diversos fóruns do setor e desenvolvendo novos clientes e oportunidades de negócio.

Por tudo isso, temos a certeza que juntos, Administração e corpo funcional, conseguiremos alcançar com sucesso a missão da Companhia.

Ao finalizar, e em nome da Administração da Companhia, gostaria de agradecer aos colaboradores, que tiveram papel importante no alcance dos resultados e que, no decorrer do exercício, a cada desafio enfrentado demonstraram dedicação e competência, e às autoridades Federais, Estaduais e Municipais, às comunidades da área de atuação da Companhia, aos clientes, fornecedores e às demais empresas pela confiança depositada na equipe da Gerasul.

Maurício Stolle Bähr
Presidente do Conselho de Administração

FOREWORD

The year 1999 was especially important for Gerasul due to the completion of the restructuring process of the Company initiated at the end of 1998, which had as its basic objective the implementation of a new work structure. This reflects the management philosophy of the new parent company and insures an adequate operational basis for the new competitive environment of the Brazilian electric energy sector, which currently is being implemented.

It was equally important because it represents the first complete year under private control, allowing the restarting of investments by the Company, which are necessary for its consolidation as a leader in the energy sector.

Among the actions taken, we can highlight the implementation of a new organizational structure based on the principles of decentralization of activities, the reduction in the number of hierarchical levels and the granting of greater autonomy and responsibility to the various areas. This resulted in a new personnel structure adequate for the objectives of the business and has led to a modern Gerasul, agile and capable of facing the new reality of the Brazilian electric energy sector.

Additionally, seeking business excellence, the level of participation and commitment of the employees and management of the Company was increased. In this regard, a new human resources policy is being implemented, insuring that our co-workers develop professionally and are rewarded according to their contribution to the Company operational results.

Within the scenario of continued growth in demand and little additional supply of electric energy that marked the past year, Gerasul played an important strategic role in the supply of energy at national level. Due to the low reservoir levels caused by an extended dry spell, our thermoelectric plants operated at full capacity, meeting the electric energy system demands with efficiency and reliability.

In economic terms, 1999 was substantially better than the previous year, although the final results were negative, resulting from an economic environment marked principally by the currency devaluation. This increased the foreign currency debt when expressed as local currency, and this exchange variation was fully recorded in the results of the period.

Among the most important business objectives of the Company is sustainable development, which justifies the social and environmental actions developed, based on the commitment to generate energy with quality and reliability, respecting man and the environment.

The management feels confident in the new horizons appearing for Brazil and in the part that Gerasul will play in the economic growth of the Country. We will continue working with determination in the preparation of the Company to act in a competitive environment, promoting the development of our co-workers, contributing to the various forums of the sector and creating new customers and business opportunities.

Through all this, we are sure that management and employees, together, will successfully accomplish the mission of the Company.

Finally, in the name of the management of the Company, I would like to thank our co-workers, who played an important role in reaching the final results and who, in the course of the year, to each challenge faced, demonstrated dedication and competence. I would also like to thank the federal, state, and municipal authorities, the communities in which the Company operates, our customers, suppliers and all collaborating companies for the confidence placed in the Gerasul team.

Maurício Stolle Bähr
Chairman of the Board of Directors



A Nova Gerasul

A Nova GERASUL e o novo ambiente competitivo

Em 1999 consolidou-se o processo de reestruturação administrativa da Gerasul, iniciado no exercício anterior com a implantação de uma filosofia de gestão alinhada com a sua condição de empresa privada e com os princípios de administração do novo Controlador. Todo o conjunto de ações teve como objetivo principal preparar a Companhia para ser competitiva e enfrentar a concorrência que se desenha no setor de energia no Brasil, base do novo modelo do setor.

Ambiente competitivo

A reestruturação do setor elétrico brasileiro tem como objetivo proporcionar a expansão dos segmentos de geração, transmissão e distribuição, e incentivar a operação e manutenção a baixo custo. Com a entrada do capital privado no setor elétrico e a introdução da concorrência entre as empresas, foram criados novos agentes e foi redefinido o papel de outros já existentes. Destacam-se a criação da Agência Nacional de Energia Elétrica – ANEEL, órgão independente e com autonomia de gestão nas funções de regulamentação, fiscalização e autorização; a implantação do Operador Nacional do Sistema – ONS, com a função de realizar a operação interligada das instalações elétricas do Sistema Interligado brasileiro e despachar as usinas integradas buscando a otimização energética deste sistema; e a instituição do Mercado Atacadista de Energia - MAE, que tem objetivo de criar um mercado de curto prazo para a compra e venda de energia não contratada bilateralmente, ou das diferenças entre as gerações efetivas e os valores contratados. A Gerasul, em sintonia com estas mudanças, estruturou uma área de comercialização de energia que, em coordenação com outras unidades da Companhia, tem participado ativamente na discussão e no estabelecimento das novas regras que deverão definir as transações de compra e venda de energia no âmbito do mercado livre.

Novo sistema de gestão

Ser mais ágil, dinâmica e competitiva. Estes foram os principais elementos motivadores para a profunda reforma no processo de gestão da Gerasul. O modelo, que tem como origem a filosofia administrativa do grupo Tractebel, controlador da Empresa, foi consolidado no ano passado. Os processos de trabalho foram redesenhados com descentralização de atividades, diminuição dos níveis hierárquicos e terceirização de serviços. Uma nova estrutura normativa foi implantada, desburocratizando o processo administrativo com o estabelecimento de seis normas comparadas às 52 até então existentes.

Nova Diretoria e Comitê Estratégico

A nova Diretoria foi eleita com a valorização dos *profissionais da casa*, seguindo a filosofia do grupo Tractebel. Na nova composição, foram promovidos três

UTE ALEGRETE


GERASUL

New GERASUL and the new competitive environment

In 1999, the process of the administrative restructuring of Gerasul was completed, a process which had its start in the previous year with the implementation of a management philosophy in line with its status as a private company and with the management principles of the new parent company. All these initiatives had as their main goal the preparation of the Company to be competitive and able to face the competition taking shape in the energy sector in Brazil.

Competitive environment

The restructuring of the Brazilian electric energy sector has as its objective the expansion of the generation, transmission and distribution segments and to promote low-cost operation and maintenance. With the entrance of private capital in the electric energy sector and the introduction of competition among companies, new agents were created and the role of existing ones was redefined. Noteworthy are the creation of the National Electric Energy Agency - ANEEL, an independent agency with autonomy in the management of regulation, inspection and authorization functions; the implementation of the National System Operator - ONS, with the function of carrying out the interconnected operation of the Brazilian Interconnected System installations and to regulate the use of the integrated plants, seeking to optimize the energy from this system; and the creation of the Wholesale Energy Market - MAE, which has as its objective the creation of a short-term market for the purchase and sale of energy not contracted bilaterally or for the differences between the actual generation and the amounts contracted. Gerasul, in tune with these changes, structured an energy sales area which, in coordination with other units of the Company, has participated actively in the discussion and establishment of the new rules that will define the transactions for the purchase and sale of energy in the free market environment.

New management system

To be more agile, dynamic and competitive. These are the main driving factors to the profound changes in the management processes of Gerasul. The model, based on the administrative philosophy of the Tractebel group, the controlling shareholder of the Company, was consolidated in the past year. The work processes were redesigned, with the decentralization of activities, reduction in the hierarchical levels and the sub-contracting of services. New administrative policies were implemented to reduce the bureaucracy, with the establishment of six policies, as opposed to the 52 used in the past.

New Management Board and Strategic Committee

The new Management Board was selected from in-house professionals, following the philosophy of the Tractebel group. In the new composition, three employees of

CHARQUEADAS







empregados da Companhia. A criação do Comitê Estratégico teve como objetivo principal a formação de um grupo para assessorar a Diretoria Executiva e o Conselho de Administração na análise e implementação de estudos e projetos que fossem estratégicos para a Companhia, face às rápidas mudanças em curso no setor elétrico brasileiro que demandam uma visão de longo prazo.

Bug e novo Sistema de Informação Gerencial

O Projeto Ano 2000 mobilizou mais de 200 profissionais de plantão durante a passagem de ano. Nenhum problema foi constatado nas usinas e nos sistemas computacionais da Companhia. Os preparativos para enfrentar o *bug* foram feitos paralelamente à implantação do software de gestão empresarial e informação gerencial. A execução do projeto, considerado modelo pela Oracle, exigiu a aquisição de uma nova infra-estrutura de informática e a capacitação do pessoal na nova tecnologia. O projeto foi executado num prazo recorde de 11 meses e consumiu 1.847 homens/dia na área de consultoria. Este projeto, que atendeu às funções de Contabilidade Geral, Contas a Pagar e Receber, Controle de Estoque, Recebimento Integrado, Compras, Orçamento, Gestão Patrimonial, Recursos Humanos, Manutenção de Equipamentos e Controle de Projetos, está dentro do propósito da Companhia de modernizar seu sistema de informações como suporte básico à tomada de decisão e de apoio ao seu processo operacional.

Nova sede

Em dezembro a Gerasul instalou-se em sua nova sede administrativa, localizada no centro de Florianópolis. A mudança teve como objetivo consolidar a identidade da Companhia, que desde seu desmembramento continuava a operar na sua antiga sede, juntamente com a Eletrosul. Trabalham nas novas instalações 210 funcionários.

Adequação do quadro de pessoal

Em dezembro de 1998 o quadro de empregados da Gerasul era composto por 1.228 pessoas. Ao final de 1999, contava com 828 colaboradores. O novo quadro foi consolidado com a adoção do Plano de Demissão Incentivada – PDI, implantado no mês de março, e que alcançou ao final de dezembro 381 desligamentos ao custo de R$ 19,4 milhões, incluindo encargos sociais. A grande maioria dos empregados que aderiu ao PDI continua prestando serviços à Companhia, através de empresas terceirizadas, algumas das quais criadas com a supervisão da própria Gerasul. Outros desligamentos ocorreram com colaboradores que contavam com tempo de serviço que já permitia o requerimento de aposentadoria. O conjunto de benefícios concedidos resultou no sucesso do Plano, que transcorreu naturalmente, sem afetar o ambiente de trabalho nem acarretar prejuízos à qualidade ou à produtividade da Companhia.

UHE MACHADINHO





the Company were promoted. The Strategic Committee was created essentially to advise management and the Board of Directors in the analysis and implementation of studies and projects strategic for the Company that require a long-term view, in face of the rapid changes in the Brazilian electric energy sector.

The "Y2K Bug" and the new Management Information System

The Year 2000 Project mobilized more than 200 professionals, who were on call over the new year period. No problems were encountered in the plants or the computer systems of the Company. The preparations to face the bug were made in parallel with the installation of new software for business management and information systems. The execution of the project, jointly implemented with Oracle, required the acquisition of new computer hardware and the training of personnel in the new technology. The project was executed in a record time of 11 months and consumed 1,847 man/days in the consulting area. This project, which covered the functions of General Accounting, Accounts Payable and Receivable, Inventory Control, Integrated Receiving, Purchasing, Budgeting, Asset Management, Human Resources, Equipment Maintenance and Project Control, is within the objectives of the Company to modernize its information system to support decision-making and operational processes.

New headquarters

In December, Gerasul moved to its new administrative headquarters, located in the center of Florianópolis. The objective of the move was to consolidate the identity of the Company which, since its split, continued to operate in its old headquarters with Eletrosul. Two hundred and ten employees work in the new headquarters.

Restructuring of the work force

In December of 1998, Gerasul workforce was composed of 1,228 employees, and at the end of 1999, it had 828 employees. The new workforce was consolidated through the adoption of a Resignation Incentive Plan - PDI, implemented in the month of March, which resulted in 381 resignations by the end of December, at a cost of R$19.4 million. The great majority of the employees that accepted the PDI continue rendering services to the Company through third party contracts.
Other resignations involved employees who had sufficient years of service to fulfill retirement requirements. The combination of benefits conceded resulted in the success of the plan, which was developed smoothly , without affecting the work atmosphere, the quality of the services, or the productivity of the Company.

JORGE LACERDA





Desempenho Operacional
OPERATIONAL PERFORMANCE





Desempenho OPERACIONAL

A Gerasul está inserida em uma região estratégica que abriga 64% da população e gera 81% da riqueza do Brasil. O vigor dessa economia, que absorve toda a energia gerada pelas suas usinas, impõe um desafio no nível do desempenho operacional apresentado pela Gerasul. A Companhia se sente satisfeita por garantir o fornecimento de um insumo tão importante aos lares de milhões de brasileiros com níveis de qualidade e confiabilidade comparáveis às empresas líderes de desempenho no setor.

Ambiente Econômico

O ano de 1999 foi marcado pela instabilidade da economia brasileira. Logo no início de janeiro, o Governo brasileiro alterou o sistema cambial até então vigente. O novo sistema culminou na livre flutuação da moeda e o que se seguiu foram semanas de muita apreensão no mercado financeiro, com uma desvalorização expressiva do Real. Em função disso, foi necessário, mais uma vez, elevar os juros básicos da economia e a carga tributária de pessoas físicas e jurídicas. Estas medidas de cunho recessivo permitiram uma contenção das pressões inflacionárias, e produziram, ao longo do ano, uma melhoria das expectativas dos agentes econômicos internos e externos. Desta forma, a desvalorização do Real pôde ser contida, transformando-se num processo mais brando de flutuação cambial. No segundo semestre as expectativas melhoraram, com a constatação de que o câmbio e os índices de preços ao consumidor mantiveram-se dentro de limites razoáveis e que a desaceleração econômica acabou sendo menor do que a esperada. Apesar disso, passou-se um ano em que não foi possível reverter o saldo da balança comercial, alguns setores econômicos apresentaram queda de atividade, as reformas fundamentais da economia, em especial as reformas ligadas à área fiscal, foram adiadas, os juros foram mantidos em patamares elevados e a dívida pública atingiu níveis recordes.

Resultado do exercício

Para a Gerasul, que iniciou o ano com uma dívida em moedas estrangeiras de R$ 461.991 mil, representando 40% de sua dívida inicial total, o resultado de 1999 foi afetado negativamente, mesmo verificando-se uma flutuação cambial mais branda na segunda metade do ano. O prejuízo do exercício, no valor de R$ 72.585 mil, considera R$ 196.581 mil de variação cambial, que a Administração registrou integralmente no resultado do exercício. A elevação da dívida em moedas estrangeiras, em decorrência da desvalorização do Real, contribuiu também para uma maior incidência de juros no resultado. Além dos efeitos cambiais, os demais encargos da dívida exerceram forte pressão sobre o resultado do serviço. Em conseqüência, o resultado do serviço, no valor de R$ 220.527 mil, que apresentou crescimento de 31,6% em relação ao exercício anterior (R$ 167.519 mil), transformou-se em um prejuízo operacional de R$ 111.279 mil em virtude do resultado financeiro apurado.



Operacional PERFORMANCE

Gerasul is located in a strategic region that contains 64% of the population and generates 81% of the wealth of Brazil. The vitality of this economy, which absorbs all the energy generated by its power plants, represents a challenge to Gerasul's performance level. The Company is honored to supply such an important commodity to the homes of millions of Brazilians with levels of quality and reliability comparable to those of the leading companies in the sector.

Economic environment

The year 1999 was marked by instability in the Brazilian economy. In early January, the Brazilian government altered the system of currency exchange, in force since 1994. The new system culminated in the free floating of the currency and what followed were weeks of great apprehension in the financial markets, with a significant devaluation of the Real. As a result of this, it was necessary, once again, to raise the basic interest rates of the economy and the tax rate for both individuals and companies. These actions of a recessive nature enabled a containment of inflationary pressures and produced, through the year, an improvement in the expectations of internal and external economic agents. This way, the devaluation of the Real could be brought under reasonable control, becoming a process with milder exchange fluctuations. In the second semester, the expectations improved, with the realization that the exchange rate and the consumer price index were being maintained within reasonable limits and the economic slowdown was less than expected. In spite of this, it was a year in which it was not possible to revert the results of the trade balance, some economic sectors presented a decrease in activity, fundamental economic reforms, especially reforms connected to the fiscal area, were postponed, interest rates were maintained at high levels and the public debt reached record levels.

Results of the year

For Gerasul, which started the year with a foreign currency debt of R$ 461,991 thousand, representing 40% of its total initial debt, the 1999 results were negatively affected, even with a milder exchange rate fluctuation in the second half of the year. The loss for the year, amounting to R$ 72,585 thousand, includes R$ 196,581 thousand in exchange variation, which the management recorded in its entirety in the results of the year. The increase in the foreign currency debt, resulting from the devaluation of the Real, also contributed to a greater incidence of interest in the results. Besides the exchange effects, other debt service charges exerted strong pressure on the service result. As a consequence, the service result, in the amount of R$ 220,527 thousand, which represented a growth of 31.6% in relation to the previous year (R$ 167,519 thousand), became a loss before taxes of R$ 111,279 thousand, in the final financial results.

E SALTO SANTIAGO







Principais indicadores

Indicadores	**1999**	**1998**	**%**
Receitas operacionais brutas	752.389	631.633	19,1
Receitas operacionais líquidas	725.940	606.776	19,6
EBITDA	350.905	319.745	9,7
Resultado do serviço	220.527	167.519	31,6
Despesas financeiras líquidas	331.806	181.093	83,2
Prejuízo (1999) / lucro líquido (1998)	72.585	1.714	-
Ativos totais	4.073.026	3.999.914	1,8
Dívida em moedas estrangeiras	660.478	461.991	43,0
Dívida em moeda nacional	629.760	679.418	-7,3
Patrimônio líquido	2.213.650	2.286.235	-3,2

Reajuste dos preços – contratos iniciais

A Agência Nacional de Energia Elétrica – ANEEL homologou reajuste dos preços de 12,78%, com vigência a partir de 06/09/99.

EBITDA

O EBITDA, representado pelo lucro anterior ao resultado financeiro, dos impostos, da depreciação, e da amortização, atingiu R$ 350.905 mil, significando um crescimento de 9,7% em relação ao ano anterior (R$ 319.745 mil). Esta cifra representa 48,3% das receitas operacionais líquidas contra 52,7% verificados em 1998. A redução da margem em relação ao ano passado é atribuída ao alto volume de produção termelétrica em 1999, porquanto a sistemática contábil adotada no setor elétrico consiste em registrar o consumo dos combustíveis fósseis como subvenção, refletindo na receita líquida mas sem efeitos no EBITDA, já que, simultaneamente, o mesmo valor é registrado como despesa operacional.

Captação de recursos

Em virtude da retomada de investimentos no transcorrer do exercício, a Companhia captou, em 29/11/99, EUR 40 milhões através da emissão de *Floating Rate Notes*, com prazo de oito anos.



Operacional PERFORMANCE

Principal indicators

Indicators	1999	1998	%
Gross operating revenue	752,389	631,633	19.1
Net operating revenue	725,940	606,776	19.6
EBITDA	350,905	319,745	9.7
Service result	220,527	167,519	31.6
Net financial expenses	331,806	181,093	83.2
Net loss (1999) / profit (1998)	72,585	1,714	-
Total assets	4,073,026	3,999,914	1.8
Debt in foreign currency	660,478	461,991	43.0
Debt in local currency	629,760	679,418	-7.3
Net worth	2,213,650	2,286,235	-3.2

Price adjustment - initial contracts

The National Electric Energy Agency - ANEEL ratified a price adjustment of 12.78%, effective as from 9/6/99.

EBITDA

The EBITDA, represented by the profit prior to the financial result, taxes, depreciation and amortization, reached R$ 350,905 thousand, representing a 9.7% increase in relation to the previous year (R$ 319,745 thousand). This number represents 48.3% of the net operating revenue against 52.7% obtained in 1998. The reduction of the margin in relation to the previous year is attributed to the high volume of thermoelectric production in 1999, whereas the accounting system adopted by the electric energy sector consists of recording the consumption of fossil fuel as a subsidy, reflected in the net revenue but without effect on the EBITDA, since, simultaneously, the same value is recorded as an operational expense.

Capital increase

Due to the increased investments in the course of the year, the Company raised, on 11/29/99, 40 million EUR through the emission of Floating Rate Notes, with a term of eight years.

JORGE LACERDA A







Mercado de Capitais

O comportamento das ações da Companhia em 1999 foi afetado pela desvalorização do Real em janeiro. As ações do tipo ON tiveram valorização de 15,82%, ao passo que as PNB´s subiram 35,86%, valor inferior ao comportamento do mercado. Enquanto o mercado refletia o clima de otimismo que ganhou força com a mudança do regime cambial e com a perspectiva de lucros dos setores beneficiados pela desvalorização, as ações da Gerasul eram penalizadas pela importância do valor da sua dívida em moedas estrangeiras. No mês de novembro, quando já era nítida a tendência de fortalecimento do Real, os papéis da Companhia superaram o desempenho do mercado. Muitos analistas confirmaram recomendações de compra, sustentados nas perspectivas de crescimento da Companhia.

Participação dos colaboradores nos resultados

Apesar do resultado econômico apresentado, a Companhia decidiu provisionar o valor de R$ 2.300 mil, que será submetido à Assembléia Geral nos termos das disposições estatutárias, em reconhecimento ao empenho de seus colaboradores que souberam adaptar-se com profissionalismo e dedicação ao novo ambiente em que se insere a Gerasul privatizada, contribuindo para que a Administração atingisse seus objetivos empresariais.

Consumo de energia no Brasil

O mercado de energia elétrica no País apresentou um crescimento de 2% em relação a 1998, comportamento abaixo do previsto. Salienta-se que a previsão para o crescimento do consumo de energia elétrica em 1999, realizado em período anterior à desvalorização cambial, era de 4,7%. Nas regiões Sul/Sudeste/Centro-Oeste a evolução foi de 1,9%, abaixo da média brasileira. Na região Sul, vista isoladamente, verificou-se expansão bastante superior, com crescimento de 5,5% no ano. Vale salientar que o crescimento verificado no consumo de energia elétrica ocorreu a despeito do pequeno crescimento apresentado do produto interno bruto (0,8%). Na tabela a seguir pode ser visualizada a trajetória de crescimento anual do consumo de energia elétrica e do produto interno bruto.



Capital Markets

The performance of the Company shares in 1999 was affected by the devaluation of the Real in January. The type ON shares had an increase in value of 15.82%, while the PNB's increased 35.86%, an amount less than the performance of the market. While the market reflected an optimistic climate that gained strength with the change in the exchange regime and with the prospects of profits in the sectors benefited by the devaluation, the shares of Gerasul were penalized due to the importance of their debt in foreign currency. In the month of November, when the tendency of the Real to strengthen was clear, the papers of the Company surpassed the performance of the market. Many analysts confirmed purchase recommendations, supported by the growth prospects of the Company.

Participation of the co-workers in the results

In spite of the economic results presented, the Company decided to allocate R$ 2,300 thousand, which will be submitted to the General Shareholders' Meeting, as per statutory requirements. This is in recognition of the efforts of its co-workers, who adapted themselves with professionalism and dedication to the new environment in which the privatized Gerasul was placed, contributing to the achievement of management objectives.

Consumption of energy in Brazil

The electric energy market in the Country presented a growth of 2% in relation to 1998, a behavior lower than expected. It should be emphasized that the estimate for the growth in the consumption of electric energy in 1999, made in the period prior to the currency devaluation, was 4.7%. In the south, southeast and west central regions, the evolution was 1.9%, below the Brazilian average. In the south region, seen in isolation, the expansion was significantly better, with a growth of 5.5% in the year. It is worth emphasizing that the growth verified in the consumption of electric energy occurred despite the small growth in the gross internal product (0.8%). The trajectory of the annual growth in the consumption of electric energy and the gross internal product can be seen in the table below.

LTO OSÓRIO





Evolução do Consumo de Energia Elétrica e do Produto Interno Bruto - Brasil


8,0
6,0
4,0
2,0
-
(2,0)
(4,0)
(6,0)
Percentual
90
91
92
93
94
95
96
97
98
99
Produto Interno Bruto
Consumo de Energia

Parque gerador

A capacidade instalada da Companhia em 31/12/99 era de 3.719MW, distribuídos em usinas hidrelétricas e termelétricas, conforme demonstrado a seguir

Unidade de Produção	Tipo	Localização	Capacidade Nominal (MW)
Salto Santiago	Hidrelétrica	Rio Iguaçu (PR)	1.420
Salto Osório	Hidrelétrica	Rio Iguaçu (PR)	1.078
Passo Fundo	Hidrelétrica	Rio Passo Fundo (RS)	226
Total de Hidrelétricas			**2.724**
Complexo Jorge Lacerda	Termelétrica	Capivari de Baixo (SC)	857
Charqueadas	Termelétrica	Charqueadas (RS)	72
Alegrete	Termelétrica	Alegrete (RS)	66
Total de Termelétricas			**995**

Em dezembro de 1999 a Gerasul assinou contrato com a Empresa Energética de Mato Grosso do Sul S.A. – Enersul para a aquisição da UTE William Arjona, localizada em Campo Grande – MS. A propriedade da usina, que agrega mais 80 MW ao parque gerador, foi transferida para a Gerasul em 07.02.2000 e atende ao compromisso de suprimento aquela região previsto no Edital de Privatização da Companhia.





Evolution of the Consumption of Electric Energy and of the Gross Internal Product - Brazil


%
6,0
4,0
2,0
-
(2,0)
(4,0)
(6,0)
Percentage
90
91
92
93
94
95
96
97
98
99
Gross Internal Product
Consumption of Energy

Generating park

The installed capacity of the Company at 12/31/99 was 3,719 MW, distributed among hydroelectric and thermoelectric plants, as shown below:

Production unit	Type	Location	Nominal Capacity (MW)
Salto Santiago	Hydroelectric	Rio Iguaçu (PR)	1,420
Salto Osório	Hydroelectric	Rio Iguaçu (PR)	1,078
Passo Fundo	Hydroelectric	Rio Passo Fundo (RS)	226
Total Hydroelectric			**2,724**
Jorge Lacerda Complex	Thermoelectric	Capivari de Baixo (SC)	857
Charqueadas	Thermoelectric	Charqueadas (RS)	72
Alegrete	Thermoelectric	Alegrete (RS)	66
Total Thermoelectric			**995**

In December of 1999, Gerasul signed a contract with Energética de Mato Grosso do Sul S.A. - Enersul for the acquisition of the William Arjona Thermoelectric Plant, located in Campo Grande - MS. The ownership of the plant, representing an additional 80 MW to the generating park, was transferred to Gerasul on February 7, 2000 and fulfills a commitment undertaken by the Company during the privatization process to increase capacity in that region.

SALTO OSÓRIO



Clientes da Gerasul

Os principais clientes da Gerasul são as empresas distribuidoras de energia elétrica situadas no sistema elétrico sul, composto pelos estados do Mato Grosso do Sul, do Paraná, de Santa Catarina e do Rio Grande do Sul, além de atender à região Sudeste, através de Furnas. Alguns estados, como Santa Catarina e Mato Grosso do Sul, têm na Gerasul o seu mais importante supridor de energia elétrica. A Gerasul produziu em 1999 5,8% de toda a energia requerida pelo sistema elétrico interligado do País.

Geração em 1999

A produção total de energia da Gerasul no ano de 1999 se manteve nos mesmos patamares dos anos de 1997 e 1998. As usinas hidrelétricas apresentaram uma pequena redução na produção total de energia no ano, basicamente devido aos baixos níveis dos reservatórios em alguns meses do ano, causados pela estiagem prolongada. Apesar das condições pluviométricas desfavoráveis, as usinas hidrelétricas mantiveram a sua geração acima dos valores assegurados. Como a demanda de energia no sistema elétrico se manteve alta no decorrer do ano, as usinas termelétricas despacharam com fatores de capacidade elevados. A média de 1999 foi de 61%, contra 40% do ano anterior. Conseqüentemente, a geração bruta total das usinas termelétricas no ano passado foi cerca de 50% superior à do ano anterior. Estes fatos não alteraram a receita já garantida pelos Contratos Iniciais.

Disponibilidade de energia

A Companhia mantém sua preocupação permanente com o atendimento ao mercado com maior qualidade, confiabilidade e eficiência. Em 1999 foi atingido um fator de disponibilidade de 92,00%, acima da média dos últimos 10 anos, que foi de 90,80%. As hidrelétricas tiveram uma disponibilidade de 94,45%. Nas termelétricas o fator chegou a 85,40%, com destaque para as usinas de Jorge Lacerda B e C que apresentaram um recorde histórico.



UHE PASSO FUNDO



Customers of Gerasul

The principal customers of Gerasul are the electric energy distribution companies of the southern states of Mato Grosso do Sul, Paraná, Santa Catarina and Rio Grande do Sul, in addition to serving the southeast region through Furnas. Some states, like Santa Catarina and Mato Grosso do Sul, have in Gerasul their most important supplier of electric energy. In 1999, Gerasul produced 5.8% of all the energy required by the interconnected electric energy system of the Country.

Generation in 1999

The total production of electric energy by Gerasul in 1999 remained within the same levels as 1997 and 1998. The hydroelectric plants presented a small reduction in the total electric energy production of the year, basically due to the low levels of the reservoirs in some months of the year, caused by the prolonged drought. In spite of the unfavorable rainfall conditions, the hydroelectric plants maintained their generation above the guaranteed amounts. Since the demand for electric energy in the system remained high during the course of the year, the thermoelectric plants operated with high capacity factors. The average in 1999 was 61%, compared to 40% in the previous year. Consequently, the total gross generation of the thermoelectric plants in the past year was close to 50% more than in the previous year. These facts did not alter the energy amounts already guaranteed by the Initial Contracts.

Availability of energy

The Company remains permanently concerned with serving the market with the highest quality, reliability, and efficiency. In 1999, an availability factor of 92.00% was attained, well above the average of the last 10 years, which was 90.80%. The hydroelectric plants had an availability factor of 94.45%, the thermoelectric plants reached 85.40%. Jorge Lacerda B and C set historical records for availability.

LLIAM ARJONA











Balanço Social
SOCIAL BALANCE

Investir no ser humano é o desafio permanente da Companhia. Internamente, foram intensificadas ações que visaram elevar o nível de desenvolvimento pessoal e profissional dos colaboradores, bem como melhorar o ambiente de trabalho e a qualidade de vida. No âmbito externo, buscou-se uma maior integração e o envolvimento comunitário, apoiando uma série de iniciativas e projetos sociais que visam desenvolver e melhorar a qualidade de vida da região.

Bem-estar no trabalho e em casa

A Companhia, sempre preocupada com o bem-estar de seus colaboradores, está fazendo um amplo levantamento sobre as condições de trabalho em todas as suas áreas, com o objetivo de reduzir o número de acidentes, as doenças ocupacionais e os afastamentos por motivo de saúde. Para tanto, mantém um plano de participação financeira nas despesas com prevenção e recuperação da saúde de seus empregados e dependentes, através de convênios de assistência médico-hospitalar, laboratorial, farmacêutico e odontológico. Igualmente preocupada com o futuro de seus empregados, a Companhia mantém um plano de previdência privada que tem a finalidade de assegurar renda complementar após a aposentadoria.

Valorização e reconhecimento

O Programa de Treinamento da Gerasul resultou em 54.418 homens/hora de treinamento. No total, 2,73% da força de trabalho foi treinada, o que equivale a 66 horas/ano por colaborador. Em 1999 foi implantada uma nova política de remuneração, centrada na valorização profissional e baseada no desempenho e no nível de participação dos empregados nos resultados da Companhia. Novas faixas salariais foram aprovadas com valores alinhados aos praticados pelo mercado de trabalho, e foram feitos os enquadramentos funcionais e salariais dos empregados, corrigindo as disfunções acumuladas ao longo dos últimos anos. Um novo programa para selecionar e desenvolver *trainees* foi implantado, visando identificar profissionais de maior talento e potencial no mercado que possam acessar às carreiras iniciais e ocupar, futuramente, funções estratégicas na Companhia.

Programa de apoio à criança carente

No final do exercício, a Gerasul assinou convênio com a Prefeitura Municipal de Florianópolis, através da Associação Florianopolitana de Voluntários - AFLOV com o objetivo de colaborar com a manutenção do Projeto Cidade da Criança, que se constitui num centro referencial multidisciplinar. A Companhia mantém, ainda, convênio com o intuito de executar um programa de assistência e formação profissional de adolescentes carentes das comunidades de Capivari de Baixo e de Florianópolis, preparando o menor para sua integração no mercado de trabalho. Estes adolescentes recebem remuneração fixa, vale alimentação e uniforme.



Investing in people is a permanent challenge for the Company. Internally, actions seeking to raise the level of personal and professional development of collaborators, as well as to improve the working environment and quality of life, were intensified. In the external sphere, greater integration and community involvement were sought through a series of initiatives and projects aimed at the development and improvement in the quality of life in the region.

Well-being at work and at home

The Company, always concerned with the well-being of its staff members, is making an extensive survey of the working conditions in all areas, in order to reduce the number of accidents, occupational illnesses, and absences due to health related problems. To this end, it contributes to a company health plan covering preventative and recuperative health care expenses for its employees and their dependants, by means of agreements for medical-hospital, laboratory, pharmaceutical, and dental assistance. Concerned as well with the future of its employees, the Company maintains a private pension plan to insure supplementary income after retirement.

Appreciation and recognition

Gerasul's employee training program resulted in 54,418 man-hours of training. In total, 2.73% of the employees' time was spent on training, which is equivalent to 66 man-hours per employee. In 1999, a new remuneration policy was implemented, centered on professional appreciation and based on performance and the level of participation of the employees in the results of the Company. New salary ranges were approved, with values in line with the current market place, rectifying the discrepancies developed over recent years. A new program for selecting and developing trainees was implemented, with a view to identifying professionals in the market place with talent and potential, that are able to progress in their initial careers and occupy, in the future, strategic positions in the Company.

Program of support for needy children

At the end of the year, Gerasul signed an agreement with the Municipality of Florianópolis, through the Florianópolis Association of Volunteers - AFLOV, with the objective of collaborating in the maintenance of the Children's City Project, which consists of a multi-disciplinary reference center. Additionally, the Company has an agreement for carrying out a program of assistance and professional training for needy adolescents in the communities of Capivari de Baixo and Florianópolis, preparing them for integration into the job market. These adolescents receive a salary, meal tickets and uniform.



Programa de apoio à educação

A Companhia mantém convênios com escolas e entidades de ensino localizadas nas comunidades onde possui usinas, oferecendo incentivos financeiros e outros tipos de apoio, visando assegurar condições operacionais de infra-estrutura necessária à qualidade de ensino nestas localidades. Para suas colaboradoras, a Gerasul concede reembolso das despesas com creche e pré-escola dos filhos na faixa de 0 a 7 anos.

Programa de integração e auxílio à comunidade

A Gerasul tem sistematicamente apoiado, através de patrocínios ou de doações, as iniciativas voltadas ao desenvolvimento das atividades desportivas, culturais, sociais e assistenciais que se realizam nas localidades onde está inserida, visando à integração com as comunidades de interesse da Companhia.

Indicadores Sociais

1. Dados Operacionais	**R$ mil**
1.1 - Faturamento Bruto	752.389
1.2 - Resultado do Serviço	220.527
1.3 - Folha de Pagamento Bruta	48.106

2. Indicadores Laboriais	**R$ mil**	**% s/ Folha Pagamento Bruta**	**% sobre o Resultado do Serviço**
2.1 - Alimentação	2.316	4,81	1,05
2.2 - Encargos Sociais Compulsórios	13.703	28,49	6,22
2.3 - Previdência Privada	6.159	12,80	2,79
2.4 - Previdência Privada - Conversão Aposentadoria Especial em Aposentadoria por Tempo de Serviço	22.254	46,26	10,10
2.5 - Saúde	3.273	6,80	1,48
2.6 - Educação	835	1,74	0,38
2.7 - Participação nos Lucros ou Resultados	2.300	4,78	1,04
2.8 - Outros Benefícios	999	2,08	0,45
Total (2.1 a 2.8)	**51.839**	**107,76**	**23,51**

3. Indicadores Sociais	**R$ mil**	**% s/ Folha Pagamento Bruta**	**% sobre o Resultado do Serviço**
3.1 - Impostos (excluídos encargos sociais)	28.181	58,58	12,78
3.2 - Contribuição p/a Sociedade / Invest. na Cidadania	321	0,67	0,14
3.3 - Investimentos em Meio Ambiente	8.822	18,34	4,00
Total (3.1 a 3.3)	**37.324**	**77,59**	**16,92**

4. Indicadores do Corpo Funcional	**Quantidade**
4.1 - N° de empregados no final do exercício	828
4.2 - N° de admissões durante o exercício	9
4.3 - N° de estagiários durante o exercício	42

UTE JORGE LACERDA B

UHE MACHADINHO



Assistance to education program

The Company maintains agreements with schools and teaching entities in the regions where its plants are, offering financial incentives and other types of support, helping to provide the infrastructure and operating conditions necessary for quality teaching in these regions. To its employees, Gerasul offers reimbursement of nursery and pre-school expenses for children until 7 years of age.

Program of integration and help to the community

Gerasul has systematically supported, through sponsorship or donations, initiatives for the development of sports, cultural, social and assistance activities carried out in its operating regions, seeking integration with the local communities.

Social Indicators

1. Operational Data	**R$ thousand**
1.1 - Gross Revenue	*752,389*
1.2 - Service Result	*220,527*
1.3 - Gross Payroll	*48,106*

2. Labor Indicators	**R$ thousand**	**% of Gross Payroll**	**% of Service Result**
2.1 - Meals	*2,316*	*4.81*	*1.05*
2.2 - Compulsory Social Charges	*13,703*	*28.49*	*6.22*
2.3 - Private Pension Plan	*6,159*	*12.80*	*2.79*
2.4 - Private Pension Plan - Conversion of Special Retirement to Retirement for Time of Service	*22,254*	*46.26*	*10.10*
2.5 - Health	*3,273*	*6.80*	*1.48*
2.6 - Education	*835*	*1.74*	*0.38*
2.7 - Participation in Profits or Results	*2,300*	*4.78*	*1.04*
2.8 - Other Benefits	*999*	*2.08*	*0.45*
Total (2.1 a 2.8)	**51,839**	**107.76**	**23.51**

3. Social Indicators	**R$ thousand**	**% of Gross Payroll**	**% of Service Result**
3.1 - Taxes (excluding social charges)	*28,181*	*58.58*	*12.78*
3.2 - Contribution to Society / Investments in Citizenship	*321*	*0.67*	*0.14*
3.3 - Investments in the Environment	*8,822*	*18.34*	*4.00*
Total (3.1 a 3.3)	**37,324**	**77.59**	**16.92**

4. Work Force Indicators	**Quantity**
4.1 - No. of employees at year-end	*828*
4.2 - No. of admissions during the year	*9*
4.3 - No. of trainees during the year	*42*







Balanço Ambiental
ENVIRONMENTAL BALANCE

A construção de usinas hidrelétricas e termelétricas e a geração de energia elétrica demandam forte interação com o meio ambiente. Preservar os recursos naturais, a cultura, o patrimônio arqueológico e respeitar as condições de vida das populações diretamente envolvidas com os empreendimentos fazem parte da filosofia empresarial da Companhia.

Programas ambientais nas usinas hidrelétricas

O monitoramento ambiental nas usinas hidrelétricas de Salto Osório e Salto Santiago está sendo feito pelo Instituto Ambiental do Paraná - IAP. O plano diretor elaborado para essas usinas pretende identificar, organizar e normatizar os usos sobre o conjunto das margens do lago e das ilhas do reservatório. Já a usina de Passo Fundo é monitorada pela Pontifícia Universidade Católica - PUC/RS.

Programas ambientais nas usinas termelétricas

A Companhia desenvolve vários projetos ambientais nas usinas termelétricas. As ações visam controlar a poluição do ar e das águas, recuperar áreas degradadas e reaproveitar as cinzas provenientes do carvão. A cinza leve está sendo comercializada com a indústria cimenteira e a pesada encaminhada às minas de carvão. Os programas estão sendo monitorados e licenciados pela Fundação de Amparo Tecnológico ao Meio Ambiente - FATMA, no Complexo Jorge Lacerda, e pela Fundação Estadual de Proteção Ambiental -FEPAM nas usinas gaúchas de Charqueadas e Alegrete. Contam com estudos de avaliação da qualidade ambiental nas regiões, desenvolvidos pela Japan International Cooperation Agency – JICA.

Remanejamento da população rural

Ao final de 1999, a Gerasul já havia reassentado 91% das famílias atingidas pela obra de Itá. Foram adquiridos 2.733 imóveis, representando 99% de todas as propriedades envolvidas na construção da usina. Das famílias que habitavam a região do lago, 368 foram dirigidas a reassentamentos rurais, 370 receberam cartas de crédito e 53 foram instaladas em áreas remanescentes. As famílias encaminhadas a reassentamentos, que em sua maior parte eram arrendatárias, receberam a posse definitiva da terra. A Companhia instalou várias escolas na região e muitas comunidades foram beneficiadas com postos de saúde.

Remanejamento da população urbana

O município de Itá, o mais atingido pelas obras da usina, foi inteiramente reconstruído pela Companhia. Aproximadamente 1.500 habitantes foram transferidos para Nova Itá, onde receberam habitações, escolas e estabelecimentos de saúde.

UTE JACUÍ



The construction and operation of hydroelectric and thermoelectric plants imply intense interaction with the environment. To preserve natural resources, the culture, the archeological treasures and to respect the conditions of life of the population directly involved with the undertakings are part of the business philosophy of the Company.

Environmental programs in the hydroelectric plants

The environmental monitoring in the Salto Osório and Salto Santiago hydroelectric power plants is being carried out by the Environmental Institute of Paraná - IAP. The guiding plan elaborated for these plants intends to identify, organize and standardize the uses of the collective shoreline and islands of the reservoir. The Passo Fundo plant is already monitored by the Pontifícia Universidade Católica - PUC/RS.

Environmental programs in the thermoelectric power plants

Gerasul develops several environmental projects in the thermoelectric plants. The actions aim to control air and water pollution, recuperate degraded areas and reuse the ashes from the coal. The light ashes are being sold to the cement industry and the heavy ashes sent to the coal mines. The programs are being monitored and licensed by the Foundation for Technological Support for the Environment - FATMA, in the Jorge Lacerda Complex, and by the State Foundation for Environmental Protection - FEPAM in Charqueadas and Alegrete power plants in Rio Grande do Sul. They rely on studies that evaluate environmental quality in the regions, developed by the Japan International Cooperation Agency - JICA.

Relocation of the rural population

By the end of 1999, Gerasul had already resettled 91% of the families affected by Itá project. Two thousand, seven hundred and thirty three properties were acquired, representing 99% of all real estate affected by the construction of the plant. Of the families who lived in the region of the lake, 368 were relocated in other rural areas, 370 received letters of credit and 53 were installed in the remaining areas areas. Although the families relocated to other rural areas were, for the most part, tenants, they received property deeds of their land. The Company installed various schools in the region and many communities benefited from new health care facilities.

Relocation of the urban population

The municipality of Itá, the most affected by the plant construction, was entirely rebuilt by the Company. Approximately 1,500 inhabitants were transferred to Nova Itá, where they received new houses, schools and health care infrastructure.

RGE LACERDA C





UHE PASSO FUNDO



Conservação dos ecossistemas naturais

Um dos principais programas desenvolvidos em Itá foi o de conservação dos ecossistemas naturais. Nas primeiras duas semanas do início da formação do lago, foram recolhidos 585 animais e aproximadamente 18 mil peixes à jusante da barragem. Para preservar a mata ciliar, está sendo reflorestada uma área de 1,5 mil hectares.

Controle e acompanhamento da vida aquática

A Companhia desmatou aproximadamente 8 mil hectares da área onde foi formado o lago da usina de Itá, proporcionando o aproveitamento comercial do material lenhoso, além de desinfetar todas as propriedades adquiridas. Estas medidas foram necessárias para evitar a formação de gases no fundo do reservatório, o que prejudicaria a qualidade da água e inviabilizaria a vida aquática. Com isto foram garantidas as condições que proporcionaram os excelentes níveis de qualidade observados atualmente no reservatório da usina.

Infra-estrutura e educação

Foram concluídos 565,3 quilômetros de estradas, 1.326 metros de pontes e 585,5 quilômetros de rede elétrica na região da usina. Os agricultores receberam assistência técnica sobre conservação do solo, saneamento rural e fomentos às atividades agropecuárias. Paralelamente, a Companhia capacitou os professores da rede municipal de ensino em educação ambiental.



Conservation of the natural ecosystems

One of the main programs developed in Itá was for the conservation of the natural ecosystems. In the first two weeks of the formation of the lake, 585 animals were collected and approximately 18 thousand fish at the outflow of the dam. To preserve the ciliary vegetation, an area of 1.5 thousand hectares is being reforested.

Control and accompaniment of aquatic life

The Company deforested approximately 8 thousand hectares of the area where the lake for Itá power plant was formed, allowing the sale of the wood. It also disinfected all the properties acquired. These measures were necessary in order to prevent the formation of gases at the bottom of the reservoir, which would damage the quality of the water and make the existence of aquatic life unlikely. These actions, insured the reservoir's present excellent conditions.

Infrastructure and education

In the region of the plant, 565.3 kilometers of roads, 1,326 meters of bridges and 585.5 kilometers of electric wiring were concluded. The farmers received technical support regarding conservation of the soil, rural sanitation and agricultural/cattle raising activities. At the same time, the Company trained the teachers of the municipal education network in environmental education.







Novos Investimentos
NEW INVESTMENTS

Novos INVESTIMENTOS

Com a aquisição do controle acionário da Companhia na Bolsa de Valores do Rio de Janeiro, em setembro de 1998, o grupo Tractebel, que controla empresas na área de energia em mais de 100 países, decidiu fazer da Gerasul sua plataforma de investimentos na área de geração de energia no Brasil. A visão de longo prazo do Grupo garante à Gerasul vantagens competitivas no desenvolvimento de novos negócios que permitam a expansão da Companhia.

Novos negócios

A Gerasul buscou ampliar seus ativos através da aquisição de outras companhias, participando dos leilões de venda do controle acionário das empresas Tietê e Paranapanema, ambas originárias da Companhia Energética de São Paulo (CESP). Para dar continuidade ao seu crescimento, a Companhia iniciou em 1999 a avaliação de novas oportunidades, destacando-se o projeto de uma central a gás natural de grande porte e os empreendimentos de co-geração em indústrias de papel e celulose. Os aproveitamentos hidrelétricos incluídos no programa de licitação de concessões do Governo brasileiro também foram objeto de atenção, tendo sido analisados os diferentes projetos e levantadas suas potencialidades.

Investimentos nas geradoras

A Companhia implementou um programa de investimentos em 1999 da ordem de R$173,9 milhões contra R$ 43,8 milhões investidos no exercício anterior, o que representa um acréscimo de 297%, com os seguintes destaques:

UHE Itá - Usina em construção com capacidade instalada de 1.450MW e investimento total da ordem de R$ 1,2 bilhão. Está sendo construída em consórcio com outras empresas, com participação de 38,92% da Gerasul. O empreendimento está quase concluído – 99,2% das obras civis e 76% da montagem estão prontas. A entrada em operação da primeira máquina está prevista para junho de 2000, cuja energia já está comercializada nos Contratos Iniciais. O grande destaque foi o fechamento em 16 de dezembro das comportas para a formação do reservatório.

UHE Machadinho - Usina em construção com capacidade instalada de 1.140MW e investimento total da ordem de R$ 700 milhões. Está sendo implantada em consórcio, no qual a Gerasul participa com 16,94%. As obras estavam 41,63% concluídas no mês de dezembro. Os projetos sócio-ambientais foram cumpridos em 57,15%, as obras civis em 51,22%, o projeto executivo atingiu 56,96% e o fornecimento de equipamentos chegou a 24,23%. Ao final do ano passado, 12,45% dos equipamentos eletromecânicos já estavam montados. Merece destaque a revisão do cronograma geral de implantação, o qual considera uma antecipação na geração comercial da usina para fevereiro de 2002, energia que poderá ser comercializada livremente por não estar incluída nos Contratos Iniciais.



New INVESTMENTS

With the Company's acquisition of majority shares in the Rio de Janeiro Stock Exchange in September 1998, The Tractebel group, which controls companies in the energy area in more than 100 countries, decided to make Gerasul its platform for investments in the area of energy generation in Brazil. The long-term vision of the Group insures Gerasul competitive advantages in the development of new businesses that will enable the expansion of the Company.

New businesses

Gerasul is seeking to expand its activities through the acquisition of other companies, and participated in the auctions to acquire stockholder control of the Tietê and Paranapanema companies, both originally part of the Companhia Energética de São Paulo (CESP). In 1999, in order to continue its growth, the Company began the assessment of new opportunities, with special attention given to a large natural gas power projects and co-generation projects in paper and cellulose industries. The hydroelectric projects in the Brazilian government concessions program were also the object of attention, with the different projects analyzed and their potential evaluated.

Investments in generation

In 1999, the Company implemented a program of investments of the order of R$173.9 million, as compared to R$ 43.8 million in the previous year, which represents an increase of 297%, the most noteworthy being:

***UHE Itá** - Is a plant under construction with an installed capacity of 1,450 MW and a total investment of the order of R$ 1.2 billion. It is being built in a consortium with other companies, in which Gerasul has a participation of 38.92 %. The undertaking is almost concluded - 99.2% of the civil construction and 76% of the assembly is ready. The start of operation of the first machinery is expected to be in June 2000, with the energy to be produced already sold in the Initial Contracts. Its most recent milestone was the closing of the floodgates for the impounding of the reservoir on December 16th.*

***UHE Machadinho** - Is a plant under construction with an installed capacity of 1,140 MW and a total investment of the order of R$ 700 million. It is being built by a consortium, in which Gerasul has a participation of 16.94%. The work was 41.63% concluded in the month of December. The social-environmental projects were 57.15% finished, the civil construction 51.22%, the executive project 56.96% and the supply of equipment had reached 24.23%. At the end of the past year, 12.45% of the electrical-mechanical equipment had already been assembled. It is worth mentioning that the overall construction schedule was revised and it is now estimated that the plant will begin commercial generation in February 2002. This energy will be available to be marketed , since it is not committed under the Initial Contracts.*





Novos INVESTIMENTOS

UHE Cana Brava - A Gerasul adquiriu o controle acionário da Companhia Energética Meridional - CEM, empresa que detém a concessão da construção e operação da hidrelétrica de Cana Brava, usina com uma capacidade instalada de 450 MW, localizada no rio Tocantins, Estado de Goiás. Trata-se de um investimento da ordem de R$ 530 milhões, com recursos financeiros já garantidos através de financiamento junto ao BNDES. Em 1999 a Gerasul aportou recursos da ordem de R$ 74 milhões, através da integralização de capital na CEM, destinados ao programa de investimento da usina e para a compra do controle acionário da Companhia. Em dezembro de 1999, foi registrado um avanço global das obras de cerca 12,82%. Diversos projetos de monitoramento e controle da fauna, flora e educação ambiental e relocação estão em andamento. A construção está sendo viabilizada num prazo recorde de 39,5 meses e, quando concluída, vai gerar energia que poderá ser comercializada livremente por não estar incluída nos Contratos Iniciais.

UTE William Arjona - Em dezembro de 1999, a Gerasul consolidou o processo de aquisição da usina William Arjona, localizada em Campo Grande (MS), agregando mais 80 MW a sua potência instalada. Trata-se de um investimento da ordem de R$ 54 milhões que garantirá o abastecimento de energia ao Estado do Mato Grosso do Sul, para atendimento ao compromisso previsto no Edital de Privatização da Companhia.

UTE Jacuí - A central termelétrica a carvão de Jacuí, com potência instalada de 350 MW e localizada no município de Charqueadas (RS), foi paralisada em 1991, com aproximadamente 40% da obra concluída e 100% dos equipamentos armazenados no local. No ano de 1999 a Gerasul empreendeu todos os esforços no sentido de viabilizar o empreendimento de acordo com o compromisso previsto no Edital de Privatização, tendo avançado substancialmente no trato das questões de meio ambiente, contratação e suprimento de carvão.





New INVESTMENTS

UHE Cana Brava - *Gerasul acquired stockholder control of the Companhia Energética Meridional - CEM, the company holding the concession for the construction and operation of the Cana Brava hydroelectric plant, which will have an installed capacity of 450 MW and will be located on the Tocantins River, in the state of Goiás. It will require an investment of the order of R$ 530 million, with financial resources already guaranteed through the BNDES. In 1999, Gerasul obtained resources of the order of R$ 74 million by integrating the capital of CEM, destined for the plant investment program and for the purchase of the controlling stock of the Company. In December of 1999, an overall advance in the work of nearly 12.82% was recorded. Several projects for the monitoring and control of fauna and flora, environmental education and relocation are underway. The construction should be completed in a record time of 39.5 months and, when finished, will generate energy available to be marketed , since it is not committed in the Initial Contracts.*

UTE William Arjona - *In December of 1999, Gerasul consolidated the process for the acquisition of the William Arjona plant, located in Campo Grande (MS), adding an additional 80 MW to its installed capacity. It entails an investment of the order of R$ 54 million, which will guarantee the supply of energy to the state of Mato Grosso do Sul and fulfil the commitment undertaken during the privatization of the Company.*

UTE Jacuí - *The coal thermoelectric central of Jacuí, with installed capacity of 350 MW and located in the municipality of Charqueadas (RS) was paralyzed in 1991, with approximately 40% of the work concluded and 100% of the equipment stored at the location. In 1999, Gerasul exerted every effort to make the undertaking viable, in accordance with the commitment in the privatization process, making substantial progress in treating the questions of environment, equipment contracting, and the supply of coal.*





UHE ITÁ







Perspectivas PROSPECTS

PERSPECTIVAS

As perspectivas para a atividade de produção de energia elétrica no Brasil são extremamente favoráveis. O consumo de energia continuará crescendo na próxima década e a Gerasul, para garantir e ampliar sua participação no mercado, deverá aumentar seu parque gerador através da construção de novas usinas ou da aquisição de centrais já existentes, consolidando ainda mais sua condição de empresa líder na área de geração de energia elétrica de capital privado no Brasil.

O novo ambiente em implantação apresenta vantagens competitivas para a Gerasul. Por ter sido a primeira geradora a ser privatizada obteve maior tempo de amadurecimento, treinamento e adequação da equipe ao novo cenário, além de proporcionar um maior conhecimento do novo ambiente. A Companhia se apresenta qualificada para manter seus atuais clientes satisfeitos, bem como na conquista de novos mercados.

Embora toda a energia do parque gerador atual esteja comprometida com os Contratos Iniciais, assim como a energia dos projetos de Itá, interconexão com a Argentina e William Arjona, a comercialização da energia liberada dos Contratos Iniciais a partir de 2003 e da energia a ser gerada pelos projetos de Machadinho e Cana Brava, bem como dos novos projetos em desenvolvimento, as perspectivas de melhoria da margem operacional e da geração interna de caixa são bastante favoráveis.

À medida em que o cenário para os próximos anos indica perspectivas de escassez de energia elétrica para atendimento ao crescimento do mercado que se vislumbra, a Gerasul projeta uma disponibilidade global de suas usinas suficiente para atender aos seus compromissos contratuais, inclusive com sobras oriundas dos esforços que estão sendo desenvolvidos para antecipação das obras de Itá e Machadinho, assim como em melhorias na eficiência das unidades de produção.

A recuperação da economia no ano 2000 despontará com novas oportunidades de investimentos, para os quais a Gerasul estará preparada para sua realização com competência e qualidade.



UHE MACHADINHO


PROSPECTS

The prospects for electric energy-producing activities in Brazil are extremely favorable. The consumption of energy will continue to grow throughout the next decade and Gerasul, in order to insure and expand its participation in the market, should expand its generating park by building new plants or acquiring existing ones, further consolidating its position as the leading privately-owned company in Brazil in the area of electric energy generation.

The new environment taking shape presents competitive advantages for Gerasul. By being the first generator to be privatized, it has had more time for maturing, training and adapting the team to the new scenario, besides providing a greater knowledge of the new environment. The Company finds itself qualified to maintain its current customers satisfied, as well as to explore new markets.

Although all the energy of the current generating park is committed to the Initial Contracts, as well as the energy from the Itá, interconnection with Argentina and William Arjona projects, the sale of energy freed from the Initial Contracts as from 2003 and the energy to be generated by Machadinho and Cana Brava projects, as well as from the new projects in development, make the prospects for improvement in the operating margin and internal cash generation very favorable. As the scenario for the coming years indicates a scarcity of electric energy to meet the predicted market growth , Gerasul projects an overall availability from its plants sufficient to meet its contractual commitments, as well as surpluses resulting from the efforts to bring forward Itá and Machadinho projects, as well as from efficiency improvements in the production units.

The economic recovery in the year 2000 will unfold with new investment opportunities, which Gerasul will be prepared to meet with competence and quality.





[illegible]

Totais

Demonstrações Financeiras
FINANCIAL STATEMENT

Balanço Patrimonial em 31 de dezembro

(em milhares de reais)

ATIVO

	Controladora 1999	Controladora 1998	Consolidado 1999
CIRCULANTE			
Numerário disponível	790	589	811
Concessionárias	64.960	60.394	64.960
Títulos e valores mobiliários	12.263	59.440	35.821
Créditos da conta consumo de combustível - CCC	20.872	12.288	20.872
Alienações, serviços em curso e dispêndios a reembolsar	8.155	1.042	8.155
Tributos e contribuições sociais a recuperar	4.189	2.544	4.392
Almoxarifado	4.767	5.487	4.767
Despesas pagas antecipadamente	1.269	2.272	1.269
Outros	4.428	1.707	4.444
	121.693	145.763	145.491
REALIZÁVEL A LONGO PRAZO			
Concessões licitadas	18.086	-	18.086
Concessões a licitar	2.648	16.441	2.648
Depósitos vinculados a litígios	12.067	7.451	12.067
Créditos fiscais diferidos	244.316	220.708	244.316
Tributos e contribuições sociais a recuperar	9.830	6.609	9.830
Outros	2.788	2.788	2.788
	289.735	253.997	289.735
PERMANENTE			
Investimentos	75.341	1.610	16.975
Imobilizado	3.583.166	3.598.544	3.757.675
Diferido	3.091	-	5.545
	3.661.598	3.600.154	3.780.195
TOTAL DO ATIVO	4.073.026	3.999.914	4.215.421

PASSIVO

	Controladora 1999	Controladora 1998	Consolidado 1999
CIRCULANTE			
Fornecedores	33.065	19.160	36.724
Folha de pagamento	319	3.688	319
Dividendos propostos	89	1.812	89
Participação de empregados nos lucros ou resultados	2.300	2.545	2.300
Empréstimos e financiamentos	116.493	164.101	116.493
Encargos de empréstimos e financiamentos	10.542	9.642	10.542
Encargos de debêntures	-	-	2.114
Tributos e contribuições sociais	31.695	33.161	31.718
Reserva global de reversão	7.224	7.223	7.224
Concessionário de energia elétrica	1.045	88	1.045
Obrigações estimadas	57.271	56.156	57.271
Coligadas e controladas ou controladora	16.230	-	16.230
Provisão para contingências trabalhistas	-	14.014	-
Outros	18.067	10.624	18.067
	294.340	322.214	300.136
EXIGÍVEL A LONGO PRAZO			
Empréstimos e financiamentos	1.145.656	954.170	1.145.656
Encargos de empréstimos e financiamentos	17.547	13.496	17.547
Concessões a pagar	-	-	49.917
Debêntures	-	-	86.682
Tributos e contribuições sociais	75.701	97.493	75.701
Obrigações estimadas	81.779	95.436	81.779
Provisões para contingências	187.846	157.765	187.846
Imposto de renda diferido	-	17.329	-
	1.508.529	1.335.689	1.645.128
Obrigações especiais	56.507	55.776	56.507
	1.565.036	1.391.465	1.701.635
PATRIMÔNIO LÍQUIDO			
Capital realizado	2.085.977	2.085.977	2.085.977
Reservas de capital	91.695	91.695	91.695
Reservas de lucros	5.818	5.818	5.818
Lucros acumulados	30.160	102.745	30.160
	2.213.650	2.286.235	2.213.650
TOTAL DO PASSIVO	4.073.026	3.999.914	4.215.421

As notas explicativas são parte integrante das demonstrações financeiras.

Balance Sheets at December 31, 1999 and 1998

(In thousands of reais)

ASSETS

	Holding Company 1999	Holding Company 1998	Consolidated 1999
CURRENT ASSETS			
Cash	790	589	811
Accounts receivable - Distributors	64,960	60,394	64,960
Marketable securities	12,263	59,440	35,821
Fuel consumption credits - CCC	20,872	12,288	20,872
Disposals and services in progress	8,155	1,042	8,155
Recoverable taxes and social contributions	4,189	2,544	4,392
Inventories	4,767	5,487	4,767
Prepaid expenses	1,269	2,272	1,269
Others	4,428	1,707	4,444
	121,693	145,763	145,491
LONG-TERM ASSETS			
Concessions privatised - Receivables	18,086	-	18,086
Concessions in process of being privatised - Receivables	2,648	16,441	2,648
Judicial deposits	12,067	7,451	12,067
Deferred income tax	244,316	220,708	244,316
Recoverable taxes and social contribution	9,830	6,609	9,830
Others	2,788	2,788	2,788
	289,735	253,997	289,735
PERMANENT ASSETS			
Investments	75,341	1,610	16,975
Property, plant and equipment	3,583,166	3,598,544	3,757,675
Deferred	3,091	-	5,545
	3,661,598	3,600,154	3,780,195
TOTAL OF ASSETS	4,073,026	3,999,914	4,215,421

LIABILITIES

	Holding Company 1999	Holding Company 1998	Consolidated 1999
CURRENT LIABILITIES			
Suppliers	33,065	19,160	36,724
Salaries and wages	319	3,688	319
Dividends payable	89	1,812	89
Employees participation	2,300	2,545	2,300
Loans and financing	116,493	164,101	116,493
Financial charges	10,542	9,642	10,542
Debentures charges	-	-	2,114
Taxes and social contributions	31,695	33,161	31,718
Global reversal reserve	7,224	7,223	7,224
Electric energy concessionaires	1,045	88	1,045
Accrued liabilities	57,271	56,156	57,271
Associated and affiliated Company or holding Company	16,230	-	16,230
Provision for contingencies	-	14,014	-
Others	18,067	10,624	18,067
	294,340	322,214	300,136
LONG-TERM LIABILITIES			
Loans and financing	1,145,656	954,170	1,145,656
Financial charges	17,547	13,496	17,547
Concessions payable	-	-	49,917
Debentures	-	-	86,682
Taxes and social contributions	75,701	97,493	75,701
Accrued liabilities	81,779	95,436	81,779
Provision for contingencies	187,846	157,765	187,846
Deferred income tax	-	17,329	-
	1,508,529	1,335,689	1,645,128
Special obligations	56,507	55,776	56,507
	1,565,036	1,391,465	1,701,635
SHAREHOLDERS' EQUITY			
Capital	2,085,977	2,085,977	2,085,977
Capital reserves	91,695	91,695	91,695
Income reserves	5,818	5,818	5,818
Retained earnings	30,160	102,745	30,160
	2,213,650	2,286,235	2,213,650
TOTAL OF LIABILITIES	4,073,026	3,999,914	4,215,421

See notes to the financial statements.

Demonstração do Resultado dos Exercícios Findos em 31 de dezembro

(em milhares de reais)

	Controladora 1999	Controladora 1998 reclassificado
RECEITAS OPERACIONAIS BRUTAS		
Suprimento de energia elétrica	531.828	491.881
Subvenção combustível - CCC	217.898	139.337
Outras receitas	2.663	415
	752.389	631.633
DEDUÇÕES À RECEITA OPERACIONAL		
Reserva global de reversão	-	(8.814)
Impostos e contribuições sobre a receita	(26.449)	(16.043)
	(26.449)	(24.857)
RECEITAS OPERACIONAIS LÍQUIDAS	725.940	606.776
DESPESAS OPERACIONAIS		
Pessoal	(81.461)	(59.335)
Participação de empregados nos resultados	(2.300)	-
Material	(8.867)	(7.436)
Serviço de terceiro	(22.262)	(14.755)
Combustível para produção de energia elétrica - CCC	(217.898)	(139.337)
Compensação financeira pela utilização de recursos hídricos	(16.739)	(18.773)
Depreciação / amortização	(130.378)	(152.226)
Reversão (constituição) provisões operacionais, líquida	23.105	(27.615)
Outras despesas	(48.613)	(19.780)
	(505.413)	(439.257)
RESULTADO DO SERVIÇO	220.527	167.519
RECEITAS (DESPESAS) FINANCEIRAS		
Renda de aplicações financeiras	11.134	6.381
Encargos de dívidas	(104.239)	(94.009)
Encargos sobre tributos e contribuições sociais	(11.753)	(31.730)
Variações monetárias líquidas	(216.806)	(55.275)
Outras	(10.142)	(6.460)
	(331.806)	(181.093)
PREJUÍZO OPERACIONAL	(111.279)	(13.574)
RECEITA NÃO OPERACIONAL	378	59
DESPESA NÃO OPERACIONAL	(2.621)	(9.458)
	(2.243)	(9.399)
PREJUÍZO ANTES DOS TRIBUTOS	(113.522)	(22.973)
Contribuição social	12.379	6.613
Imposto de renda	28.558	20.619
LUCRO (PREJUÍZO) APÓS OS TRIBUTOS	(72.585)	4.259
Participações de empregados	-	(2.545)
LUCRO LÍQUIDO (PREJUÍZO) DO EXERCÍCIO	(72.585)	1.714
LUCRO (PREJUÍZO) POR LOTE DE MIL AÇÕES - R$	(0,1346)	0,0032

Demonstração das Origens e Aplicações de Recursos dos Exercícios Findos em 31 de dezembro

(em milhares de reais)

	Controladora 1999	Controladora 1998	Consolidado 1999
ORIGENS			
Das operações			
Lucro líquido (prejuízo) do período	(72.585)	1.714	(72.585)
(Receitas) despesas que não afetam o capital circulante líquido:			
Depreciação e amortização	130.378	152.226	130.378
Juros de longo prazo	5.490	27.508	5.490
Variação monetária de longo prazo	174.419	38.958	174.419
Reversão (Provisão) de longo prazo, líquida	37.854	(6.293)	37.854
Ativos e passivos fiscais diferidos	(39.700)	(23.110)	(39.700)
Baixas do ativo permanente	2.243	9.400	2.243
	238.099	200.403	238.099
De terceiros			
Financiamentos	153.778	56.304	153.778
Debêntures	-	-	49.854
Realizáveis a longo prazo transferidos para o circulante	559	4.454	559
Outras	266	52	266
	154.603	60.810	204.457
TOTAL DAS ORIGENS	392.702	261.213	442.556
APLICAÇÕES			
No realizável a longo prazo	6.755	5.382	6.755
Em investimentos	73.736	168	39.380
Na aquisição do imobilizado e diferido	96.742	49.074	165.468
Em encargos e efeitos inflacionários de curto prazo apropriados no imobilizado	22.171	6.722	25.371
Em dividendos propostos	-	1.812	-
Em exigíveis a longo prazo transferidos para o circulante	189.494	159.856	190.338
TOTAL DAS APLICAÇÕES	388.898	223.014	427.312
AUMENTO DO CAPITAL CIRCULANTE LÍQUIDO	3.804	38.199	15.244
DEMONSTRAÇÃO DA VARIAÇÃO DO CAPITAL CIRCULANTE LÍQUIDO			
Ativo circulante			
No fim do período	121.693	145.763	145.491
No início do período (Consolidado - Ver Nota Explicativa 2)	145.763	65.126	152.384
	(24.070)	80.637	(6.893)
Passivo circulante			
No fim do período	294.340	322.214	300.136
No início do período (Consolidado - Ver Nota Explicativa 2)	322.214	279.776	322.273
	(27.874)	42.438	(22.137)
	3.804	38.199	15.244

As notas explicativas são parte integrante das demonstrações financeiras.

Statements of Income for the Periods Ended December 31, 1999 and 1998

(In thousands of reais)

	Holding Company	
	1999	1998 reclassified
OPERATING REVENUE		
Electric energy supplied	531,828	491,881
Fuel subsidy - CCC	217,898	139,337
Other income	2,663	415
	752,389	631,633
DEDUCTIONS FROM OPERATING REVENUE		
Global reversal reserve	-	(8,814)
Taxes and contributions on revenue	(26,449)	(16,043)
	(26,449)	(24,857)
NET OPERATING REVENUE	725,940	606,776
OPERATING EXPENSES		
Personnel	(81,461)	(59,335)
Employees participation in results	(2,300)	-
Material	(8,867)	(7,436)
Third-party services	(22,262)	(14,755)
Fuel for electric energy production	(217,898)	(139,337)
Payment for the use of hydric resources	(16,739)	(18,773)
Depreciation and amortization	(130,378)	(152,226)
Reversal of (provision for) contingencies	23,105	(27,615)
Other expenses	(48,613)	(19,780)
	(505,413)	(439,257)
INCOME FROM SERVICES	220,527	167,519
NET FINANCIAL INCOME		
Financial income	11,134	6,381
Financial expenses	(104,239)	(94,009)
Financial charges on taxes and social contributions	(11,753)	(31,730)
Net monetary variations	(216,806)	(55,275)
Others	(10,142)	(6,460)
	(331,806)	(181,093)
OPERATING LOSS	(111,279)	(13,574)
NON-OPERATING INCOME	378	59
NON-OPERATING EXPENSES	(2,621)	(9,458)
	(2,243)	(9,399)
LOSS BEFORE TAXES	(113,522)	(22,973)
Social contribution	12,379	6,613
Income tax	28,558	20,619
INCOME (LOSS) AFTER TAXES	(72,585)	4,259
Employees participation	-	(2,545)
INCOME (LOSS) FOR THE PERIOD	(72,585)	1,714
INCOME (LOSS) PER THOUSAND SHARES - R$	(0.1346)	0.0032

Statements of Source and Application of Funds for the Periods Ended December 31, 1999 and 1998

(In thousands of reais)

	Holding Company		Consolidated
	1999	1998	1999
SOURCES OF FUNDS			
From operations			
Net income for the period	(72,585)	1,714	(72,585)
Expenses (income) that do not affect net working capital:			
Depreciation and amortization	130,378	152,226	130,378
Long-term interest	5,490	27,508	5,490
Long-term monetary variation	174,419	38,958	174,419
Long-term reversal of provisions - net	37,854	(6,293)	37,854
Deferred tax assets and liabilities	(39,700)	(23,110)	(39,700)
Book value of permanent assets sold	2,243	9,400	2,243
	238,099	200,403	238,099
From third-parties			
Financing obtained	153,778	56,304	153,778
Debentures	-	-	49,854
Long-term assets transferred to current assets	559	4,454	559
Others	266	52	266
	154,603	60,810	204,457
TOTAL SOURCES	392,702	261,213	442,556
APPLICATIONS OF FUNDS			
In long-term assets	6,755	5,382	6,755
In investments	73,736	168	39,380
In the acquisition of fixed assets	96,742	49,074	165,468
In financial charges and short-term inflationary effects accounted for in fixed assets	22,171	6,722	25,371
Proposed dividends	-	1,812	-
In long-term liabilities transferred to current liabilities	189,494	159,856	190,338
TOTAL APPLICATIONS	388,898	223,014	427,312
INCREASE IN NET WORKING CAPITAL	3,804	38,199	15,244
CHANGES IN NET WORKING CAPITAL			
Current assets			
Beginning of period	121,693	145,763	145,491
End of period (consolidated - see note 2)	145,763	65,126	152,384
	(24,070)	80,637	(6,893)
Current liabilities			
Beginning of period	294,340	322,214	300,136
End of period (consolidated - see note 2)	322,214	279,776	322,273
	(27,874)	42,438	(22,137)
	3,804	38,199	15,244

See notes to the financial statements.

Demonstração das Mutações do Patrimônio Líquido dos Exercícios Findos em 31 de dezembro

(em milhares de reais)

	CONTROLADORA				
	CAPITAL SOCIAL REALIZADO	RESERVAS DE CAPITAL	RESERVAS DE LUCROS	LUCROS ACUMULADOS	TOTAL
SALDOS EM 01.02.98	2.085.977	-	-	-	2.085.977
Ajustes de exercícios anteriores	-	-	-	102.745	102.745
Remuneração de bens e direitos capital próprio	-	91.695	-	-	91.695
Lucro líquido do exercício	-	-	-	7.630	7.630
Destinação do lucro proposta à A.G.O.:					
- reserva legal	-	-	381	(381)	-
- dividendos propostos					
PNA - R$0,0284; PNB - R$0,0213, ambas p/ lote de mil ações	-	-	-	(1.812)	(1.812)
- reserva de retenção de lucros	-	-	5.437	(5.437)	-
SALDOS EM 31.12.98	2.085.977	91.695	5.818	102.745	2.286.235
Prejuízo do exercício	-	-	-	(72.585)	(72.585)
SALDOS EM 31.12.99	2.085.977	91.695	5.818	30.160	2.213.650

As notas explicativas são parte integrante das demonstrações financeiras.

Statement of Changes in Shareholders' Equity for the Periods Ended December 31, 1999 and 1998

(In thousands of reais)

	HOLDING COMPANY				
	PAID-IN CAPITAL AUTHORIZED CAPITAL	CAPITAL RESERVES	INCOME RESERVES	RETAINED EARNINGS	TOTAL
BALANCES AT FEBRUARY 1, 1998	**2,085,977**	**-**	**-**	**-**	**2,085,977**
Prior year adjustments	-	-	-	102,745	**102,745**
Remuneration of assets	-	91,695	-	-	**91,695**
Net income for the period	-	-	-	7,630	**7,630**
Destination of net income:					
- Legal reserve	-	-	381	(381)	-
- Proposed dividends (preference A - R$0,0284229513; preference B - R$0,0213171429, both per 1000 shares)	-	-	-	(1,812)	**(1,812)**
- Transfer to reserve	-	-	5,437	(5,437)	-
BALANCES AT DECEMBER 31, 1998	**2,085,977**	**91,695**	**5,818**	**102,745**	**2,286,235**
Loss for the period	-	-	-	(72,585)	**(72,585)**
BALANCES AT DECEMBER 31, 1999	**2,085,977**	**91,695**	**5,818**	**30,160**	**2,213,650**

See notes to the financial statements.

(em milhares de reais)

NOTA 1 - CONTEXTO OPERACIONAL

A Centrais Geradoras do Sul do Brasil S.A. - GERASUL, concessionária de uso de bem público, na condição de produtor independente, com sede em Florianópolis - SC, tem como atividade a geração e comercialização de energia elétrica.

Sua capacidade instalada é de 3.719 MW, dos quais 73,25% em usinas hidrelétricas e 26,75% em termelétricas, compostos pelo seguinte parque gerador em operação: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UTE Charqueadas (RS), UTE Alegrete (RS) e Complexo Termelétrico Jorge Lacerda (SC).

A Companhia foi constituída em 29 de janeiro de 1998, a partir da cisão parcial da Centrais Elétricas Brasileiras S.A. - ELETROBRÁS, e tinha a denominação social de Eletrobrás Geração S.A. - ELETROGER.

O patrimônio vertido à ELETROGER correspondia à totalidade da participação societária da ELETROBRÁS na sociedade constituída em 23 de dezembro de 1997 a partir da cisão parcial da Centrais Elétricas do Sul do Brasil S.A. - ELETROSUL, incluída no Programa Nacional de Desestatização - PND.

Em 29 de abril de 1998 a ELETROGER incorporou sua controlada, com o patrimônio existente na data-base de 31 de janeiro de 1998.
Na Assembléia Geral Extraordinária em que foi aprovada a operação de incorporação, os acionistas aprovaram, também, a alteração da denominação social da Companhia para Centrais Geradoras do Sul do Brasil S.A. - GERASUL, utilizada até então pela incorporada.

A Companhia foi privatizada em 15 de setembro de 1998, em leilão realizado na Bolsa de Valores do Rio de Janeiro, cujo controle acionário foi adquirido pela Tractebel Sul Ltda., empresa constituída no Brasil sob o controle da Tractebel Sociètè Anonyme, com sede em Bruxelas, Bélgica.

No mês de maio de 1999 a Companhia adquiriu o controle acionário da Companhia Energética Meridional - CEM, correspondente a 99,99% das ações representativas do capital social.

A CEM é detentora de concessão para construir e operar a usina hidrelétrica Cana Brava, localizada no rio Tocantins, Estado de Goiás, cujas características estão descritas na Nota 9-a.

NOTA 2 - APRESENTAÇÃO DAS DEMONSTRAÇÕES FINANCEIRAS

Demonstrações financeiras da Controladora

As demonstrações financeiras foram elaboradas de acordo com a legislação societária brasileira, com as normas da Agência Nacional de Energia Elétrica - ANEEL e com os atos normativos da Comissão de Valores Mobiliários - CVM.

Com o objetivo de permitir melhor comparabilidade, as Demonstrações do Resultado do Exercício e das Origens e Aplicações de Recursos, referentes ao exercício de 1998, estão sendo apresentadas com a inclusão das operações do mês de janeiro daquele ano ocorridas na sociedade extinta na incorporação mencionada na Nota 1. As referidas demonstrações foram divulgadas em Nota Explicativa às demonstrações financeiras do exercício de 1998.

A partir deste exercício todos os gastos realizados em função dos recursos humanos, tais como atendimento médico-hospitalar, vale alimentação, seguro de vida etc., estão sendo classificados na rubrica "pessoal". Tais gastos, referentes ao exercício anterior, foram reclassificados para fins de comparação.

Demonstrações financeiras consolidadas

As demonstrações financeiras consolidadas em 31 de dezembro de 1999 foram elaboradas de acordo com os princípios e práticas de consolidação previstos na legislação societária brasileira e na Instrução nº 247/86, com as alterações introduzidas pela Instrução nº 285/88, da Comissão de Valores Mobiliários - CVM, abrangendo o balanço patrimonial e a demonstração das origens e aplicações de recursos da controladora e de sua controlada, Companhia Energética Meridional - CEM. A demonstração do resultado do exercício consolidada não está sendo apresentada em virtude da controlada encontrar-se em fase pré-operacional.

Na consolidação da demonstração das origens e aplicações de recursos foram consideradas as transações ocorridas na controlada a partir do balanço de abertura de 31 de maio de 1999, mês da aquisição do controle.

Detalhamento em Notas Explicativas

Objetivando propiciar maior clareza na apresentação dos detalhamentos de saldos patrimoniais em Notas Explicativas, as contas ativas e passivas não existentes na controlada estão sendo apresentadas exclusivamente sob o título "Controladora", cujos valores são idênticos aos saldos consolidados.

NOTA 3 - SUMÁRIO DAS PRINCIPAIS PRÁTICAS CONTÁBEIS

Reconhecimento dos efeitos inflacionários

Estão refletidos somente os efeitos das variações monetárias sobre ativos e passivos indexados em função de disposições legais e contratuais.
Em conformidade com as disposições da Lei nº 9.249, de 26.12.1995, a partir de janeiro de 1996 foi extinta a sistemática de correção monetária. Desta forma, os valores correspondentes ao ativo permanente, patrimônio líquido e obrigações especiais estão corrigidos somente até 31.12.1995.

Critérios gerais de avaliação

a) Resultado do período

As receitas e despesas estão registradas com observância do regime de cosmpetência dos exercícios. A variação monetária decorrente da flutuação cambial está integralmente reconhecida no resultado do período.

b) Ativos circulante e realizável a longo prazo

Os materiais em estoque no almoxarifado estão registrados ao custo médio de aquisição, que não excede o valor de mercado;

os títulos e valores mobiliários estão registrados ao custo acrescido dos rendimentos auferidos até a data do balanço e se referem a aplicações de curto prazo, cujos valores contábeis não excedem os preços médios de mercado;

os ativos indexados estão atualizados até a data do balanço.

(In thousands of reais)

NOTE 1 - OPERATIONAL CONTEXT

The Centrais Geradoras do Sul do Brasil S.A. - GERASUL, an independent power producer with headquarters in Florianópolis - SC, has as its principal activity the generation and sale of electric energy.

Its installed capacity is 3,719 MW, of which 73.25% is from hydroelectric plants and 26.75% from thermoelectric plants. It is composed of the following generating plants, in operation: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UTE Charqueadas (RS), UTE Alegrete (RS) and the Jorge Lacerda Thermoelectric Complex (SC).

The Company was formed on January 29, 1998 by decision of the 118st Special Meeting of Centrais Elétricas Brasileiras S.A. - ELETROBRÁS, which approved the formation of Eletrobrás Geração S.A. - ELETROGER via the spin off of part of it's shareholders equity.

The equity value conveyed to ELETROGER was equivalent to the total ELETROBRÁS equity interest in the company formed on December 23, 1997, via the partial split-off of Centrais Elétricas do Sul do Brasil S.A. - ELETROSUL which was part of the National Privatization Program - PND.

On April 29, 1999 ELETROGER merged with its subsidiary GERASUL, based on the shareholders' equity of January 31, 1998. In the shareholders' General meeting which approved the merger, the shareholders also approved the alteration of the legal name of the Company to Centrais Geradoras do Sul do Brasil S.A. - GERASUL, used until then by the merged company.

At the privatization auction held on September 15, 1998 at the Rio de Janeiro Stock Exchange - BVRJ, Tractebel Sul S.A., a Brazilian company controlled by Tractebel Société Anonyme, with headquarters in Brussels, Belgium, acquired share control of the Company.

In May 1999, the Company acquired the share control of Companhia Energética Meridional - CEM, equivalent to 99.99% of the shares composing the share capital.

CEM owns the concession to operate the Cana Brava Power Plant, located on Rio Tocantins, state of Goiás, whose characteristics are described in Note 9.a.

NOTE 2 - PRESENTATION OF THE FINANCIAL STATEMENTS

Parent Company financial statements

The financial statements have been prepared in accordance with the accounting practices established by the Brazilian Corporate Law, in accordance with the Electric Energy National Agency - ANEEL regulations and in conformity with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

For the purpose of obtaining a better comparability, the statements of income and of source and application of funds, for 1998, include operations processed by the company extinguished in the incorporation mentioned in Note 1, in the month of January 1998. The aforementioned statements were included in a note to the financial statements in 1998.

As from this year, all expenditure in respect of human resources, such as medical and hospital care, meal tickets, life insurance, etc. are classified in the item "personnel". Such expenditure, in respect of the previous year, was reclassified for comparison purposes.

Consolidated Financial Statements

The consolidated financial statements as of December 31, 1999 were prepared in accordance with consolidation principles and practices set forth by the Brazilian Corporate Law and by Instruction No. 247/86, including amendments introduced by Instruction No. 285/88, of the Brazilian Securities and Exchange Commission (CVM), including the parent company and its subsidiary, Companhia Energética Meridional - CEM, balance sheet and statement of source and application of funds. The consolidated statement of income is not presented in view of the fact that the subsidiary is still in a pre-operating phase.

The consolidation of the statement of source and application of funds considered the transactions made by the subsidiary as from May 31, 1999, the date on which the share control was acquired.

Presentation of the Notes to the Financial Statements

For the purpose of presenting a clear understanding of the components of the balance sheet in the Notes to the financial statements, in the cases where certain assets and liabilities accounts do not exist in the subsidiary the notes are solely being presented under the heading "Holding", the values for which are identical to those of the consolidated balances.

NOTE 3 - SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES

Recognition of inflationary effects

Only the effects of monetary variations on assets and liabilities indexed as a function of legal and contractual arrangements are reflected in the Company's financial statements. In compliance with the provisions of Law n° 9,249 of December 26, 1995, starting in January 1996, the monetary correction system was abolished. As a result, the amounts pertaining to the permanent assets, shareholders' equity and special obligations have not been adjusted since that date.

General valuation criteria

a) Income and expenses for the period

Income and expenses are recorded by using the accrual method of accounting.

b) Current and long-term assets

Bonds and securities are recorded at cost, increased by income received up to the balance sheet date and refer to short-term investments, whose accounting values do not exceed the average market prices.

Inventories are recorded at average actual cost or market, whichever is lower.

Indexed assets are updated to the date of the balance sheet.

(em milhares de reais)

c) Permanente

Os investimentos na controlada são avaliados pelo método da equivalência patrimonial e os demais investimentos estão ao custo de aquisição, que não excede o valor de mercado;

o imobilizado está registrado ao custo de aquisição ou construção. A depreciação está calculada pelo método linear, com base nas taxas anuais mencionadas na Nota 9-c;

em função do disposto nas Intruções Gerais nº 35 e 36, do Plano de Contas do Serviço Público de Energia Elétrica, os juros e demais encargos financeiros e efeitos inflacionários decorrentes dos financiamentos obtidos de terceiros, efetivamente aplicados nas imobilizações em curso, estão computados como custo do respectivo imobilizado.

d) Passivos circulante e exigível a longo prazo

Os empréstimos e financiamentos e os encargos decorrentes, apropriados até a data do balanço, estão atualizados pelas taxas de câmbio ou índices contratuais (Ver Nota 10) e as demais obrigações da Companhia estão registradas pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos.

Demonstrações financeiras consolidadas

Foram eliminados os investimentos da investidora no capital da investida e os saldos ativos e passivos decorrentes de operações entre as companhias consolidadas.

Em face da alta proporção de participação da controladora na controlada (ver Nota 9-a), não houve efeito da participação dos acionistas não controladores a ser demonstrado no patrimônio líquido consolidado.

NOTA 4 - CONCESSIONÁRIAS

Devedor	Controladora 1999	Controladora 1998
Centrais Elétricas de Santa Catarina S.A. - CELESC	29.122	23.697
AES SUL - Distribuidora Gaúcha de Energia S.A.	14.163	13.615
Rio Grande Energia S.A. - RGE	11.130	9.946
Furnas Centrais Elétricas S.A.	762	1.868
Empresa Energética de Mato Grosso do Sul S.A. - ENERSUL	5.851	5.624
Companhia Estadual de Energia Elétrica - CEEE	7.532	6.308
Faturamento Complementar	(3.600)	(664)
	64.960	60.394

As faturas emitidas pela Companhia são desdobradas em três parcelas iguais, com vencimento nos dias 15 e 25 do mês seguinte ao do suprimento e no dia 5 do segundo mês subseqüente.

O grau de adimplência pode ser verificado através da seguinte composição dos saldos em 31 de dezembro:

Situação	1999	1998
Vincendos	58.953	60.370
Vencidos até 90 dias	5.745	-
Vencidos há mais de 90 dias	262	24
	64.960	60.394

NOTA 5 - TÍTULOS E VALORES MOBILIÁRIOS

	Controladora 1999	Controladora 1998	Consolidado 1999
Certificado de Depósito Bancários - CDB	3.025	54.131	12.528
Letras Financeiras do Tesouro - LFT	8.483	5.309	12.897
Letras do Tesouro Nacional - LTN	-	-	9.641
Notas do Tesouro Nacional - NTN	755	-	755
	12.263	59.440	35.821

Na controladora, os títulos e valores mobiliários existentes em 31.12.1999 têm seus vencimentos previstos para o período de maio a dezembro de 2000, sendo os CDB remunerados em 100% da taxa CDI e as LFT e NTN em 100% da taxa SELIC. No saldo consolidado os vencimentos iniciam em janeiro de 2000 e inclui CDB no valor de R$ 4.317, remunerados em 100% da taxa CDI, e de R$ 5.186 à taxa pré-fixada de 19,80% a.a., bem como a totalidade das LTN com remuneração à taxa pré-fixada de 19,38% a.a.

NOTA 6 - CONCESSÕES LICITADAS E CONCESSÕES A LICITAR

De acordo com os artigos 21 e 45 da Lei nº 8.987, de 13.02.1995, os custos dos estudos e projetos em função de concessões autorizadas pelo Poder Concedente e de utilidade para a licitação, bem como os custos apropriados em obras para aproveitamento de potenciais hidráulicos, cujas concessões foram extintas, serão ressarcidos com os recursos decorrentes de futuras licitações.

Através de Decreto publicado no Diário Oficial da União de 01.10.1999, o Poder Executivo outorgou, à empresa Campos Novos Energia S.A., concessão de uso de bem público para exploração do aproveitamento hidrelétrico denominado Campos Novos, do qual a Companhia tem direito à indenização pelos custos de desenvolvimento do Projeto Básico e Estudos Ambientais, corrigidos pela variação da TJLP limitada a 10% a.a., nos termos da Portaria DNAEE nº 40, de 26.02.1997.

De acordo com item 1.18 do Edital de Pré-qualificação, a empresa outorgada terá o prazo de 90 (noventa) dias, a contar da assinatura do contrato de concessão com a Agência Nacional de Energia Elétrica - ANEEL, para o referido ressarcimento de custos à GERASUL.

O aproveitamento hidrelétrico Barra Grande encontra-se em processo de licitação pela Agência Nacional de Energia Elétrica - ANEEL, que reconheceu, através do Ofício nº 125/1999/SCG/ANEEL de 23.12.1999, o valor de R$ 2.642 como custos passíveis de ressarcimento que, após atualização com base na Portaria DNAEE nº 40/97, totaliza R$ 2.648. Por esta razão, a Companhia reverteu, neste exercício, parte da provisão para perdas anteriormente constituída.

(In thousands of reais)

c) Permanent assets

Investments in the subsidiary are valued by using the equity method and the other investments are recorded at acquisition cost, which does not exceed the market value;

Fixed assets are recorded at acquisition or construction cost. Depreciation is calculated by the straight-line method, based on the annual rates mentioned in Note 9-c

The financial charges and inflationary effects of loans and financing linked to construction in progress are added to the cost of the respective development.

d) Current and long-term liabilities

Loans and financing and the resulting charges, accrued to the date of the balance sheet, are updated by the contractual indices (see Note 10). The other obligations of the Company are recorded at known or calculable values and increased, when applicable, by the corresponding charges and monetary variations incurred.

Consolidated financial statements

All transactions and balances with Companhia Energética Meridional - CEM are eliminated on consolidation.

As a result of the almost 100% interest in the subsidiary (see Note 9-a), there is no minority interest shown in the consolidated shareholders' equity.

NOTE 4 - DISTRIBUTORS

Debtor	Holding Company 1999	Holding Company 1998
Centrais Elétricas de Santa Catarina S.A. - CELESC	29,122	23,697
AES SUL - Distribuidora Gaúcha de Energia S.A.	14,163	13,615
Rio Grande Energia S.A. - RGE	11,130	9,946
Furnas Centrais Elétricas S.A.	762	1,868
Empresa Energética de Mato Grosso do Sul S.A. - ENERSUL	5,851	5,624
Companhia Estadual de Energia Elétrica - CEEE	7,532	6,308
Supplemental invoicing	(3,600)	(664)
	64,960	60,394

The invoices issued by the Company are divided into three separate instalments and are due 15, 25 and 35 days after the month-end following the issue of the invoice.

Default can be verified through the composition of balances as of December 31:

Situation	1999	1998
Not yet due	58,953	60,370
Overdue up to 90 days	5,745	-
Overdue for more than 90 days	262	24
	64,960	60,394

NOTE 5 - BONDS AND SECURITIES

	Holding Company 1999	Holding Company 1998	Consolidated 1999
Certificate of deposit - CDB	3,025	54,131	12,528
Financial Treasury Bill - LFT	8,483	5,309	12,897
National Treasury Bill - LTN	-	-	9,641
National Treasury Notes - NTN	755	-	755
	12,263	59,440	35,821

Bonds and securities owned by the Holding Company as of December 31, 1999 have their maturity forecast for the period from May to December 2000, being the CDB remunerated at 100% of the CDI rate and the LFT at 100% of the SELIC rate. In the consolidated position, maturity begins in January 2000 and includes CDB in the amount of R$4,317, remunerated at 100% of the CDI rate, and R$5,186 at the pre-fixed rate of 19.80% a. a., and also the totality of the LTN being remunerated at the 19.38% a.a. pre-fixed rate.

NOTE 6 - CONCESSIONS PRIVATISED AND IN PROCESS OF BEING PRIVATISED

Articles 21 and 45 of Law No. 8,987 of February 13, 1995 state that the costs of the studies and projects arising from the concessions authorized by the granting authority, used in the privatisation bidding process as well as construction costs related to projects with hydraulic potential in which concessions have been terminated, will be refunded using resources resulting from future biddings.

In the Official publication of the Federal Executive dated October 1, 1999, the Executive branch granted to Campos Novos Energia S.A., the concession for the use of public assets for the operation of the hydroelectric potential denominated Campos Novos, for which the Company is entitled to a refund regarding costs incurred with the development of the Basic Project and Environmental Studies. Such refundable costs will be restated by the variation of the TJLP limited to 10% a.a., as set forth by Ordinance No. 40, of February 26, 1997.

Pursuant to item 1.18 of the Pre-qualification bidding notice, the grantee will have to refund the costs incurred by GERASUL within 90 (ninety) days of the signature of the concession contract with the Electric Energy National Agency - ANEEL.

The Barra Grande hydroelectric potential is in the process of bidding by the Electric Energy National Agency - ANEEL, who recognized, in the Official Letter No. 125/1999/SCG/ANEEL of December 23, 1999, the value of R$2,642 as costs likely to be refunded which, after restatement based on Ordinance DNAEE No. 40/97 amounts to R$2,648. For this reason, in 1999, the Company reversed part of the provision for losses previously created.

(em milhares de reais)

A Composição desses ativos está demonstrada a seguir:

	Controladora	
	1999	1998
Concessões licitadas		
Campos Novos	55.647	-
(-) Provisão para perdas	(37.561)	-
	18.086	-
Concessões a licitar		
Campos Novos	-	54.002
Barra Grande	5.362	5.356
	5.362	59.358
(-) Provisão para perdas		
Campos Novos	-	(37.561)
Barra Grande	(2.714)	(5.356)
	(2.714)	(42.917)
	2.648	16.441

NOTA 7 - CRÉDITOS FISCAIS DIFERIDOS

	Controladora					
	1999			1998		
Natureza dos créditos	Base de cálculo	Imposto de renda	Contribuição social	Base de cálculo	Imposto de renda	Contribuição social
Depreciações e baixas Lei nº 8.200/91	-	-	-	59.882	14.971	-
Tributos - art. 7º, Lei nº 8.541/92	7.798	1.950	-	9.691	2.423	-
Provisão para fundo de pensão	102.668	25.667	9.111	94.271	23.568	7.542
Provisão para contingências	76.605	19.151	6.699	74.101	18.525	5.928
Provisão p/perdas em concessões a licitar	40.275	10.069	3.625	42.917	10.729	3.433
Outras provisões	24.812	6.203	2.189	41.558	10.389	3.325
Prejuízo fiscal	176.621	44.155	-	61.442	15.360	-
Provisão para perdas em Jacuí	977.853	-	78.228	-	-	-
Base negativa da contribuição social	437.950	-	37.269	1.306.439	-	104.515
	1.844.582	107.195	137.121	1.690.301	95.965	124.743

Nos termos da legislação fiscal, a realização dos créditos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela ocorrência das perdas provisionadas.

Estudos internos indicam que o prejuízo fiscal e a base negativa da contribuição social serão compensados num horizonte de 8 anos.

A MP nº 1.807, de 28.01.1999, dispunha que a alíquota da contribuição social sobre o lucro liquido voltaria a ser de 8% a partir de janeiro de 2000. Em face da expectativa de que a realização dos créditos fiscais diferidos existentes em 31.12.1998 e das novas constituições ao longo de 1999 ocorreria somente a partir de 2000, a Companhia adotou, no transcorrer deste exercício, a mencionada alíquota de 8% (Ver Nota 8).

Consoante as alterações introduzidas pela MP nº 1.858-10, de 27.10.1999, definindo alíquotas de 9% para o período de fevereiro de 2000 a dezembro de 2002 e de 8% a partir de janeiro de 2003, a Companhia, com base em estudos internos, procedeu, no encerramento do exercício, aos ajustes dos saldos existentes em 31.12.1999, conforme demonstrado a seguir:

	Controladora			
	1999			
Natureza dos créditos	Base de cálculo	Contribuição social 8%	Base de cálculo	Contribuição social 9%
Provisão para perdas em Jacuí	977.853	78.228	-	-
Provisão para fundo de pensão	12.984	1.039	89.684	8.072
Provisão para contingências	19.505	1.560	57.100	5.139
Provisão p/perdas em concessões a licitar	-	-	40.275	3.625
Outras provisões	4.383	351	20.429	1.838
Base negativa da contrib. Social s/lucro	214.578	17.166	223.372	20.103
	1.229.303	98.344	430.860	38.777

NOTA 8 - CONCILIAÇÃO DOS TRIBUTOS, NO RESULTADO

	Controladora			
	1999		1998	
	Contribuição Social	Imposto de renda	Contribuição social	Imposto de renda
Resultado antes dos tributos	(113.522)	(113.522)	(22.973)	(22.973)
Participação de empregados	-	-	(2.545)	(2.545)
	(113.522)	(113.522)	(25.518)	(25.518)
Contribuição Social - 8%	9.082	-	2.041	-
Imposto de Renda - 25%	-	28.380	-	6.379
	9.082	28.380	2.041	6.379
Contribuição social e imposto de renda sobre:				
Diferenças permanentes				
Reversão de contingências tributárias indedutíveis	-	-	5.759	17.995
13º salário dos dirigentes	-	(24)	-	-
Encargos sobre contingências tributárias indedutíveis	(970)	(3.030)	(1.066)	(3.329)
Outras despesas indedutíveis	(41)	(127)	-	-
Despesa remuneração imob. em curso - DRIC excluída na Apuração do Lucro Real de 1998, ajustada no resultado de 1999	-	3.359	-	-
Diferenças temporárias de janeiro de 1998 ajustadas em lucros acumulados	-	-	(121)	(297)
Prejuízo fiscal de janeiro de 1998 não utilizado no processo de Incorporação, por impedimento da legislação do imposto de renda	-	-	-	(129)
	8.071	28.558	6.613	20.619
Ajuste de alíquota do crédito fiscal diferido (Ver Nota 7)	4.308	-	-	-
Contribuição social e imposto de renda no resultado	12.379	28.558	6.613	20.619

NOTA 9 - ATIVO PERMANENTE

a) Investimentos em sociedade controlada

Em maio de 1999 a GERASUL adquiriu o controle acionário da Companhia Energética Meridional - CEM, correspondendo a 99,99% das ações representativas de seu capital social.

A CEM está construindo a Usina Hidrelétrica Cana Brava, localizada no rio Tocantins, norte do Estado de Goiás, com capacidade instalada de 450 MW. As obras tiveram início em 31 de maio de 1999 com início de operação previsto para o segundo semestre de 2002.

(In thousands of reais)

These assets are as follows:

	Holding Company	
	1999	1998
Concessions privatised		
Campos Novos	55,647	-
(-) Loss provision	(37,561)	-
	18,086	**-**
Concession in process of being privatised		
Campos Novos	-	54,002
Barra Grande	5,362	5,356
	5,362	**59,358**
(-) Loss provision		
Campos Novos	-	(37,561)
Barra Grande	(2,714)	(5,356)
	(2,714)	**(42,917)**
	2,648	**16,441**

NOTE 7 - DEFERRED INCOME TAX

Credit Nature	Holding Company 1999 Calculation basis	1999 Income tax	1999 Social contribution	1998 Calculation basis	1998 Income tax	1998 Social contribution
Depreciation and write-off - Law no. 8,200/91	-	-	-	59,882	14,971	-
Taxes art 7th, Law no. 8,541/92	7,798	1,950	-	9,691	2,423	-
Provision for pension fund	102,668	25,667	9,111	94,271	23,568	7,542
Provision for contingencies	76,605	19,151	6,699	74,101	18,525	5,928
Provision for losses on concession in process of privatisation	40,275	10,069	3,625	42,917	10,729	3,433
Other provisions	24,812	6,203	2,189	41,558	10,389	3,325
Tax losses	176,621	44,155	-	61,442	15,360	-
Provision for losses on Jacuí	977,853	-	78,228	-	-	-
Social contribution tax	437,950	-	37,269	1,306,439	-	104,515
	1,844,582	**107,195**	**137,121**	**1,690,301**	**95,965**	**124,743**

Based on prevailing tax legislation the realization of the deferred tax credits, arising from temporary differences, will materialise through the payment of provisions recorded or through the occurrence, if this occurs, of the losses accrued.

In-house studies indicate that the tax loss and social contribution negative basis will be offset within 8 (eight) years.

Provisional Measure No. 1807, of January 28, 1999, determined that the social contribution tax rate on net profits would be 8% starting January 2000. In view of the expected realization of deferred tax credits as of December 31, 1999, and also because of the new credits expected to be constituted throughout 2000, the Company decided to adopt the 8% rate during 1999 (see Note 8).

Pursuant to changes introduced by the MP No. 1,858-10, of October 27, 1999, establishing the 9% rate for the period February 2000 through December 2002 and the 8% rate as from January 2003, the Company, based on in-house studies, adjusted, when closing the fiscal year, the balances as of December 31, 1999, as follows:

Nature of Credits	Holding Company 1999 Calculation basis	Social contribution 8%	Calculation basis	Social contribution 9%
Provision for loses in Jacuí	977,853	78,228	-	-
Provision for pension fund	12,984	1,039	89,684	8,072
Provision for contingencies	19,505	1,560	57,100	5,139
Provision for losses in concessions to be privatised	-	-	40,275	3,625
Others	4,383	351	20,429	1,838
Social contribution on negative (losses) basis	214,578	17,166	223,372	20,103
	1,229,303	**98,344**	**430,860**	**38,777**

NOTE 8 - TAX RECONCILIATION - INCOME

	Holding Company 1999 Social contribution	1999 Income tax	1998 Social contribution	1998 Income tax
Income before tax	(113,522)	(113,522)	(22,973)	(22,973)
Employees's participation	-	-	(2,545)	(2,545)
	(113,522)	**(113,522)**	**(25,518)**	**(25,518)**
Social contribution - 8%	9,082	-	2,041	-
Income tax - 25%	-	28,380	-	6,379
	9,082	**28,380**	**2,041**	**6,379**
Social contribution and income tax on:				
Permanent differences				
Reversal of non-deductible tax contingencies	-	-	5,759	17,995
Management team 13ª salary	-	(24)	-	-
Charges on non-deductible tax contingencies	(970)	(3,030)	(1,066)	(3,329)
Other non-deductible expenses	(41)	(127)	-	-
Expenses of interest on construction-in-progress excluded in 1998 and adjusted in 1999	-	3,359	-	-
Temporary differences from January 1998 adjusted in accumulated profits	-	-	(121)	(297)
Loss of January 1998 not utilized due to income tax rules not permitting losses of previous entities passing to the new entity	-	-	-	(129)
	8,071	**28,558**	**6,613**	**20,619**
Adjustment to the deferred tax credit rate (see Note 7)	4,308	-	-	-
Social contribution and income tax on income	**12,379**	**28,558**	**6,613**	**20,619**

NOTE 9 - PERMANENT ASSETS

a) Investment in subsidiary

In May 1999 GERASUL acquired 99.99% of the share capital of Companhia Energética Meridional - CEM.

CEM is building the Cana Brava Hydroelectric Power Plant, located on Rio Tocantins, north of the state of Goiás, with an installed capacity of 450 MW. The work started on May 31, 1999 and the plant is expected to start operations in the second semester of 2002.

(em milhares de reais)

A energia a ser produzida em Cana Brava não está vinculada aos Contratos Iniciais e será, portanto, livremente comercializada.

O Custo total estimado da usina é de R$ 530.000, dos quais 35% estão sendo financiados pelo BNDES na modalidade de debêntures não conversíveis em ações, 35% com financiamento do Banco Interamericano de Desenvolvimento - BID (ainda não contratados) e 30% com capital próprio.

A Companhia é interveniente no contrato com o BNDES, tendo assumido as seguintes principais obrigações em relação ao contrato:

- garantir o pagamento antecipado nas seguintes hipóteses exclusivas:
  a) de extinção da concessão por motivo imputável à CEM, aos intervenientes ou suas controladas, coligadas ou controladoras; e
  b) celebração de acordo com o Poder Concedente pela CEM, pelos intervenientes ou por qualquer uma de suas controladas, coligadas ou controladoras, visando à extinção da concessão.
- ceder ao BNDES quaisquer valores resultantes de indenização recebida em função da extinção da concessão da UHE Cana Brava, pelo Poder Concedente.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	Ações		
	Ordinárias	Preferenciais	Total
Quantidade de ações do capital social	23.676.669	35.333.331	59.010.000
Quantidade de ações de propriedade da controladora	23.676.665	35.333.331	59.009.996
Participação %	99,99	100,00	99,99
Capital social subscrito - R$ mil	23.677	35.333	59.010
Capital social integralizado - R$ mil	-	-	58.366
Patrimônio líquido - R$ mil	-	-	58.366
Investimento - R$ mil:			
Equivalência patrimonial	-	-	58.366
Ágio	-	-	3.213

O ágio na aquisição do controle acionário tem fundamento econômico na expectativa de resultado futuro e será amortizado em prazo não superior a10 anos, a partir da entrada em operação da usina.

A determinação do ágio teve por base Fluxo de Caixa calculado por instituição financeira especializada, com premissas indicadas ao contexto da investida, projetado para 35 anos, prazo de concessão da usina, ajustado a valor presente com taxa de desconto de 14% a.a.

A avaliação levou em consideração a relação *debt/equity* de 70/30 para a construção da usina. Parte do ágio está associada aos bônus de subscrição adquiridos na transação e que serão utilizados para aporte de capital durante a fase pré-operacional da investida (ver letra "b" desta Nota).

b) Outros investimentos

A Companhia possui 161 bônus de subscrição em ações da CEM, no valor de R$ 12.075. Este valor, que corresponde a ágio na aquisição destes bônus, com fundamento econômico na expectativa de resultado futuro, será transferido para "investimentos em sociedade controlada" na proporção das integralizações de capital com a sua utilização, conforme mencionado na letra "a" acima.

Conforme os termos do contrato de compra e venda desses bônus, caso a CEM venha a assinar contrato com o Banco Interamericano de Desenvolvimento - BID, a GERASUL deverá pagar o complemento de R$ 28.289, a título de ágio.

c) Ativo imobilizado

Composição

	Controladora				Consolidado	
	1999		1998		1999	
	Taxas médias de depreciação	Custo corrigido	Taxas médias de depreciação	Custo corrigido	Taxas médias de depreciação	Custo corrigido
Imobilizações em Serviço						
Geração Hidráulica						
UHE Salto Santiago	2,4	640.851	3,0	640.851	2,4	640.851
UHE Salto Osório	2,5	287.177	3,0	286.777	2,5	287.177
UHE Passo Fundo	2,4	114.679	3,0	114.561	2,4	114.679
		1.042.707		1.042.189		1.042.707
(-) Depreciação Acumulada		(646.919)		(621.455)		(646.919)
		395.788		420.734		395.788
Geração Térmica						
Complexo Jorge Lacerda	4,3	2.423.652	5,0	2.422.918	4,3	2.423.652
UTE Charqueadas	5,2	51.564	5,0	51.501	5,2	51.564
UTE Alegrete	4,4	7.315	5,0	7.135	4,4	7.315
		2.482.531		2.481.554		2.482.531
(-) Depreciação Acumulada		(681.316)		(578.639)		(681.316)
		1.801.215		1.902.915		1.801.215
Sistema de Comunicação	6,2	1.624	3,0	1.624	6,2	1.624
(-) Depreciação Acumulada		(458)		(399)		(458)
		1.166		1.225		1.166
Equipamentos Gerais e Outros	10,0	15.824	3,0	15.458	10,0	15.890
(-) Depreciação Acumulada		(6.073)		(5.655)		(6.082)
		9.751		**9.803**		**9.808**
		2.207.920		2.334.677		2.207.977
Imobilizações em Curso						
Geração Hidráulica						
UHE Itá		1.151.399		1.056.555		1.151.399
UHE Machadinho		139.322		130.375		139.322
UHE Cana Brava		-		-		174.452
Outros		1.381		3.075		1.381
		1.292.102		1.190.005		1.466.554
Geração Térmica						
UTE Jacuí		69.497		67.123		69.497
UTE JL IV (custos retardatários)		-		2.793		-
UTE William Arjona		7.878		-		7.878
Outros		3.410		3.200		3.410
		80.785		73.116		80.785
Outros		**2.359**		**746**		**2.359**
		1.375.246		**1.263.867**		**1.549.698**
		3.583.166		3.598.544		3.757.675

Em 03.12.1999 a Companhia firmou contrato com a Empresa Energética de Mato Grosso do Sul S.A.- ENERSUL, com vistas à transferência da UTE Campo Grande para a sua propriedade. A usina denominar-se-á UTE William Arjona e agregará mais 80 MW à potência instalada da Companhia.

Os custos registrados no imobilizado em curso, na referida usina, referem-se ao adiantamento concedido à ENERSUL como parte da transação, no valor de R$ 7.000, e gastos vinculados à usina durante a fase que precedeu à assinatura do mencionado contrato.

(In thousands of reais)

The energy to be produced by Cana Brava is not related to the initial sale contracts and, therefore, can be freely traded.

The estimated power plant cost is R$530,000, of which 35% is being financed by the BNDES as non-convertible debentures, 35% with financing by the Interamerican Development Bank - BID (not yet contracted) and 30% with shareholders' equity.

The Company is party to the contract with the BNDES, having assumed the following main obligations in respect of the contract:

- Guarantee the immediate payment of the loan in the following circumstances: a) the cancellation of the concession due to default by CEM or by a related party and; b) the agreement with the granting authority and CEM or its related companies that the concession should be cancelled.

- Assign to BNDES any values received, resulting from compensation received for the termination of the UHE Cana Brava concession.

Please see below the information regarding participation in the subsidiary:

	Ordinary Shares	Preferred	Total
Number of capital shares	23,676,669	35,333,331	59,010,000
Number of shares owned	23,676,665	35,333,331	59,009,996
Participation	99.99	100.00	99.99
Subscribed share capital	23,677	35,333	59,010
Paid in share capital	-	-	58,366
Shareholders' equity - R$	-	-	58,366
Investment - R$ mil:			
Equity result	-	-	58,366
Goodwill	-	-	3,213

The goodwill arising from the share capital acquisition is economically based on future income and will be amortized within a term of no more than 10 years, as from the date the power plant starts operating.

The calculation of the goodwill was based on Cash-Flow projections calculated by a specialized financial institution, with adequate assumptions relevant to the investment, projected for 35 years, which is the power plant concession term, adjusted to reflect present value using a 14% discount rate.

The valuation took into consideration the relation debt/equity of 70/30 for the construction of the power plant. Part of the goodwill is associated with the subscription bonus acquired in the transaction and will be used for capital contribution during the pre-operating phase of the investment (see "b" of this Note).

b) Other investments

The company has 161 subscription bonus bonds in CEM shares, in the amount of R$12,075. This value, which corresponds to the goodwill paid on the acquisition of these bonus bonds, with the economic basis of future income, will be transferred to "investments in subsidiary" as and when it is used to subscribe to capital, as mentioned in letter "a" above.

Pursuant to the terms of the bonus bonds purchase agreement, if CEM signs a contract with the Interamerican Development Bank - BID, GERASUL shall pay an additional goodwill of R$ 28,289.

c) Property, plant and equipment

Composition

	Holding company				Consolidated	
	1999		1998		1999	
	Average depreciation rates	Inflation adjusted cost	Average depreciation rates	Inflation adjusted cost	Average depreciation rates	Inflation adjusted cost
Assets in use						
Hydraulic generation						
UHE Salto Santiago	2.4	640,851	3.0	640,851	2.4	640,851
UHE Salto Osório	2.5	287,177	3.0	286,777	2.5	287,177
UHE Passo Fundo	2.4	114,679	3.0	114,561	2.4	114,679
		1,042,707		1,042,189		1,042,707
(-) Accumulated depreciation		(646,919)		(621,455)		(646,919)
		395,788		**420,734**		**395,788**
Thermal generation						
Complexo Jorge Lacerda	4.3	2,423,652	5.0	2,422,918	4.3	2,423,652
UTE Charqueadas	5.2	51,564	5.0	51,501	5.2	51,564
UTE Alegrete	4.4	7,315	5.0	7,135	4.4	7,315
		2,482,531		2,481,554		2,482,531
(-) Accumulated depreciation		(681,316)		(578,639)		(681,316)
		1,801,215		**1,902,915**		**1,801,215**
Communication systems	6.2	1,624	3.0	1,624	6.2	1,624
(-) Accumulated depreciation		(458)		(399)		(458)
		1,166		**1,225**		**1,166**
Equipment and others	10.0	15,824	3,0	15,458	10.0	15,890
(-) Accumulated depreciation		(6,073)		(5,655)		(6,082)
		9,751		**9,803**		**9,808**
		2,207,920		**2,334,677**		**2,207,977**
Construction in progress						
Hydraulic generation						
UHE Itá		1,151,399		1,056,555		1,151,399
UHE Machadinho		139,322		130,375		139,322
UHE Cana Brava		-		-		174,452
Others		1,381		3,075		1,381
		1,292,102		**1,190,005**		**1,466,554**
Thermal Generation						
UTE Jacuí		69,497		67,123		69,497
UTE JL IV (additional costs)		-		2,793		-
UTE William Arjona		7,878		-		7,878
Others		3,410		3,200		3,410
		80,785		**73,116**		**80,785**
Others		**2,359**		**746**		**2,359**
		1,375,246		**1,263,867**		**1,549,698**
		3,583,166		**3,598,544**		**3,757,675**

On December 2, 1999 the Company signed a contract with Empresa Energética de Mato Grosso do Sul S.A. - ENERSUL, for the transfer the Campo Grande Thermo-electric plant to its ownership. The power plant will have the corporate name of William Arjona and will add an additional 80 MW to the Company's installed capacity.

The costs registered in construction in progress in respect of William Arjona, refers to an advance given to ENERSUL as a part of the transaction, in the amount of R$7,000 and to expenditure related to the power plant during the phase prior to signing the aforementioned contract.

(em milhares de reais)

Os custos da UHE Cana Brava contemplam o valor de R$ 49.917 referente à concessão para exploração do potencial de energia hidráulica, outorgada pela UNIÃO à Companhia Energética Meridional - CEM. O valor devido pela CEM será pago à UNIÃO, por intermédio da Agência Nacional de Energia Elétrica - ANEEL e está ajustado a valor presente pela taxa de desconto de 10% a.a., prevista no Edital de Concorrência nº 04/97-DNAEE (Ver Nota 11).

Concessões e autorizações do Órgão Regulador

A Companhia possui as seguintes concessões e autorizações para exploração de energia elétrica:

	Potência - MW	Data do ato	Vencimento
I - Concessões			
UHE Salto Santiago	1.420	28.09.1998	28.09.2028
UHE Salto Osório	1.078	28.09.1998	28.09.2028
UHE Passo Fundo	226	28.09.1998	28.09.2028
UHE Itá	1.450	28.12.1995	16.10.2030
UHE Machadinho	1.140	15.07.1997	15.07.2032
II - Autorizações			
Complexo Jorge Lacerda	857	25.09.1998	28.09.2028
UTE Charqueadas	72	25.09.1998	28.09.2028
UTE Alegrete	66	25.09.1998	28.09.2028

A concessão da UHE Cana Brava outorgada à Companhia Energética Meridional - CEM, tem vigência de 35 anos, a partir de 27.08.1998.

Taxas de depreciação

Em cumprimento ao que determinou a Agência Nacional de Energia Elétrica - ANEEL, através de sua Resolução nº 002, de 24.12.1997, alterada pela Resolução nº 044, de 17.03.1999, a partir de 1º de janeiro de 1999 a Companhia procedeu ao cálculo e à contabilização das quotas de depreciação, tomando por base as taxas definidas e os saldos contábeis registrados nas respectivas Unidades de Cadastro - UC, cuja taxa média de cada usina está informada no item "c" desta nota.

A mudança das taxas de depreciação provocou redução dos valores apropriados em 1999 na ordem de R$ 22.000, em relação ao exercício de 1998.

Usina Termelétrica Jacuí

Em 12.03.1999 a Companhia, cumprindo exigências do Edital de Privatização, comunicou à ANEEL a sua intenção de concluir a obra da UTE Jacuí, tendo recebido em resposta formal, a informação de que aquela Agência julgou adequado o cumprimento pela Companhia das disposições no referido Edital. A Administração da Companhia está envidando todos os esforços no sentido de definir com o Órgão Regulador, os requisitos indispensáveis à consecução do projeto.

Capacidade de recuperação através de operações futuras

A Companhia, com base em projeções preliminares de fluxo de caixa futuro descontado para valor presente, elaboradas internamente, avaliou que alguns ativos não serão recuperados pelas suas operações futuras. A Administração da Companhia entende que esses ativos, no conjunto, produzirão fluxo de caixa positivo.

Apropriação dos encargos financeiros e efeitos inflacionários

Os encargos financeiros e efeitos inflacionários vinculados a empréstimos e financiamentos, foram reconhecidos da seguinte forma, em consonância com a Instrução Geral nº 36 do Plano de Contas do Serviço Público de Energia Elétrica e a Instrução CVM nº 193, de 11.07.1996:

	Controladora	
	1999	1998
Encargos financeiros		
Apropriados no resultado	125.361	108.437
Transferido para as imobilizações em curso	(21.122)	(14.428)
	104.239	94.009
Efeitos inflacionários		
Apropriados no resultado	209.493	49.321
Transferidos para as imobilizações em curso	(1.049)	(191)
	208.444	49.130

Indisponibilidade dos bens

De acordo com os artigos 63 e 64 do Decreto nº 41.019, de 26 de fevereiro de 1957, os bens e instalações utilizados na produção, transmissão, distribuição, inclusive comercialização de energia elétrica, são vinculados a esses serviços, não podendo ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Órgão Regulador.

Bens da União utilizados pela Companhia

A Companhia exerce a posse e opera a Usina Termelétrica Alegrete, composta de duas unidades geradoras com capacidade total de 66 MW e uma vila residencial com 15 casas, localizada no município de Alegrete - RS, de titularidade da União e cedida em regime especial de utilização.

d) Ativo diferido

A Companhia tem registrado neste subgrupo os gastos abaixo relacionados:

- Implantação do Sistema de Gestão Empresarial - ORACLE - R$ 2.703;

- Instalação da nova Sede Social da Companhia em edifício localizado no centro de Florianópolis - SC - R$ 388.

A conclusão destes processos está prevista para o mês de fevereiro de 2000, e serão amortizados pelo prazo de 5 anos.

(In thousands of reais)

UHE Cana Brava costs include the amount of R$49,917 regarding the cost of the concession to operate the hydraulic energy potential, granted by the Federal Government to Companhia Energética Meridional - CEM. The value owed by CEM will be paid to the Federal Government, through the Electric Energy national Agency - ANEEL and is adjusted to present value using a 10% a.a. discount rate, as determined by the Bidding Notice No. 04/97-DMAEE (See Note 11)

Concessions and authorizations granted by the regulating authorities

	Power - MW	Date of the concession	Maturity
I - Concessions			
UHE Salto Santiago	1,420	28.09.1998	28.09.2028
UHE Salto Osório	1,078	28.09.1998	28.09.2028
UHE Passo Fundo	226	28.09.1998	28.09.2028
UHE Itá	1,450	28.12.1995	16.10.2030
UHE Machadinho	1,140	15.07.1997	15.07.2032
II - Authorizations			
Complexo Jorge Lacerda	857	25.09.1998	28.09.2028
UTE Charqueadas	72	25.09.1998	28.09.2028
UTE Alegrete	66	25.09.1998	28.09.2028

The UHE Cana Brava concession granted to Companhia Energética Meridional - CEM, is valid for 35 years, as from August 27, 1998.

Depreciation rates

In compliance with that determined by the Electric Energy National Agency - ANEEL, through its Resolution No. 002, of December 24, 1997, amended by Resolution No. 044, of March 17, 1999, as from January 1, 1999, the Company calculated and recorded depreciation based on the new authorised rates; the average rate for each power plant is shown in item "c" of this note.

The change of depreciation rates resulted, in 1999, in the reduction of R$22,000 in depreciation expenses, in comparison to that expensed in 1998.

Jacuí Thermo-electric Power Plant

In compliance with the Privatization Regulations, on March 12, 1999, the Company communicated to ANEEL its intention to complete the Jacuí Thermo-Electric Plant, having received as a formal reply, the information that ANEEL considered such communication as adequate compliance by the Company of the requirements included in the privatisation regulations. The Company's management is making every effort to define with the regulator, the conditions which are essential to ensure the completion of the project.

Capacity to recover depreciation through future operations

Based on preliminary future in-house cash flow projections, the Company estimated that the depreciation on certain assets will not be recovered with future operations. The Company has not accrued for the loss on such assets because it expects that, when considering all of the Company's assets, the depreciation will be covered by cash flows.

Appropriation of financial charges and inflationary effects

The financial charges and inflationary effects arising from loans and financing, were recognized as follows, in accordance with General Instruction No. 36 of the Electric Energy Public Sector Chart of Accounts and Instruction CVM No. 193, of July 11, 1996.

The financial charges and inflationary effects arising from loans and financing were accounted for as follows:

	Holding company	
	1999	1998
Financial charges		
Included in the results of operations	125,361	108,437
Transferred to construction-in-progress	(21,122)	(14,428)
	104,239	94,009
Inflationary effects		
Included in the results of operations	209,493	49,321
Transferred to construction-in-progress	(1,049)	(191)
	208,444	49,130

Utilization of assets

In accordance with articles 63 and 64 of Decrees Nos. 41.019/57, the assets and installations utilized in the production, transmission and distribution of electric energy, are linked to these services, and cannot be removed, sold, ceded or given in guarantee of a loan without the previous written authorization of ANEEL.

Federal Government Assets being used by the Company

The Company owns and operates the Alegrete Thermo-electric power plant, composed of two generating units with a 66 MW total capacity, and a residential villa with 15 houses, located in the Municipality of Alegrete - RS, which are the Federal Government's property assigned on a special usage regime.

d) Deferred Assets

In this sub-group the Company recorded the expenses listed below:

- Implementation of the Business Administration System - ORACLE - R$2,703;

- Installation of the new head-office in a building located in Florianópolis - SC - R$388.

The conclusion of these processes is forecast for February 2000, and will be amortized over 5 years.

(em milhares de reais)

NOTA 10 - EMPRÉSTIMOS E FINANCIAMENTOS

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	Controladora			
	1999		1998	
	Principal e encargos		Principal e encargos	
	Circulante	Longo prazo	Circulante	Longo prazo
Moeda Estrangeira				
Secretaria do Tesouro Nacional	37.800	498.956	30.283	369.260
Instituições financeiras	34.083	89.639	16.563	45.885
	71.883	588.595	46.846	415.145
Moeda Nacional				
ELETROBRÁS	29.719	490.921	109.197	462.904
Instituições financeiras	-	-	597	64
Fornecedores	19.342	16.746	11.875	24.726
Fundação ELOS	6.091	66.941	5.228	64.827
	55.152	**574.608**	**126.897**	**552.521**
	127.035	1.163.203	173.743	967.666

b) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:

	Controladora					
	1999			1998		
Moeda	$	R$ mil	%	$	R$ mil	%
Dólar Americano - US$	227.024	406.146	61,49	245.146	296.308	64,14
Marco Alemão - DM	100.226	92.594	14,02	115.199	83.973	18,17
Libra Esterlina - L	30.671	88.749	13,44	40.738	81.710	17,69
Euro - EUR	40.395	72.989	11,05	-	-	-
		660.478	100,00		461.991	100,00

Variação das moedas estrangeiras:

	%	
Moeda	1999	1998
Dólar Americano - US$	48,01	8,27
Marco Alemão - DM	26,74	16,97
Libra Esterlina - L	44,26	8,54
Euro - EUR	25,84	-

c) Os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:

	Controladora	
	1999	1998
2000	-	90.882
2001	103.416	95.318
2002	83.187	70.284
2003	92.479	77.938
2004	116.740	95.970
2005	126.332	104.010
Após 2005 até 2024	641.049	433.264
	1.163.203	967.666

d) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Mercado interno
Taxas fixas de 6,00% a 12,00% a.a. (1998, de 6,00% a 12,00% a.a.)
Taxas flutuantes: 1999 não aplicável (1998, de 9,89% a 18,06% a.a.)

Mercado externo
Taxas fixas de 3,00% a 12,50% a.a. (1998, de 3,00% a 12,50% a.a.)
Taxas flutuantes de 3,12% a 10,78% a.a. (1998, de 3,98% a 8,16% a.a.)

A taxa média ponderada no período foi de:

Mercado Interno: 10,86% a.a.
Mercado Externo: 7,25% a.a.

NOTA 11 - CONCESSÕES A PAGAR

A Companhia Energética Meridional - CEM pagará à UNIÃO pela outorga da concessão para exploração do potencial de energia hidráulica do aproveitamento hidrelétrico Cana Brava, os valores abaixo indicados, em parcelas mensais equivalentes a 1/12 (um doze avos) dos respectivos valores de pagamento anual, com atualização baseada na variação anual do Índice Geral de Preços - Mercado - IGP-M:

Ano	Anual	Total
1°	1	1
2° ao 6°	-	-
7° ao 25°	680	12.920
26° ao 35°	61.280	612.800
		625.721

O fluxo de pagamento acima está previsto na Cláusula Sexta do Contrato de Concessão. Buscando refletir adequadamente, no patrimônio, a outorga da concessão e a respectiva obrigação perante à União, a CEM registrou o seu valor no ativo imobilizado e no passivo exigível a longo prazo.

Considerando que os valores contratuais estão a preços futuros, a CEM procedeu ao seu ajuste a valor presente com base na taxa de desconto de 10% a.a., prevista no Edital de Concorrência n° 04/97 para a licitação da referida concessão.

NOTA 12 - DEBÊNTURES

A Companhia Energética Meridional - CEM teve aprovação da Assembléia Geral realizada em 30.12.1998, para a emissão pública de 18.000 debêntures não conversíveis em ações, no valor unitário de R$ 10.000,00 referidos a 01.04.1998, cujos recursos se destinam à construção da usina Cana Brava.

Em 19 de maio de 1999 a CEM assinou com o Banco Nacional de Desenvolvimento Econômico e Social - BNDES, o Contrato de Subscrição e Integralização de Debêntures n° 98.2.654.3.1, tendo sido subscritas e integralizadas, no período de maio a dezembro de 1999, o montante de 7.773 debêntures, no valor total de R$ 85.784.

As debêntures serão remuneradas com base na TJLP mais 4% a.a., com pagamento dos juros semestralmente, a partir de 01.10.1999 até 01.04.2013.

O montante correspondente à parcela da TJLP que exceder 6% a.a. será capitalizado, incorporando-se ao valor nominal das debêntures.

(In thousands of reais)

NOTE 10 - LOANS AND FINANCING

The principal details regarding loans and financing in both foreign and local currency are:

a) Composition:

	Holding company			
	1999		1998	
	Principal and charges		Principal and charges	
	Current	Long-term	Current	Long-term
Foreign currency				
National treasury	37,800	498,956	30,283	369,260
Financial institutions	34,083	89,639	16,563	45,885
	71,883	588,595	46,846	415,145
Local currency				
ELETROBRÁS	29,719	490,921	109,197	462,904
Financial institutions	-	-	597	64
Suppliers	19,342	16,746	11,875	24,726
Foundation Elos	6,091	66,941	5,228	64,827
	55,152	574,608	126,897	552,521
Total	127,035	1,163,203	173,743	967,666

b) The total amount owed in the respective foreign currencies, including financial charges, is as follows:

	Holding company					
	1999			1998		
Currency	$	R$ 000	%	$	R$ 000	%
US$	227,024	406,146	61.49	245,146	296,308	64.14
DM	100,226	92,594	14.02	115,199	83,973	18.17
£	30,671	88,749	13.44	40,738	81,710	17.69
EUR	40,395	72,989	11.05	-	-	-
		660,478	100.00		461,991	100.00

Variation of foreign currencies:

	%	
Currency	1999	1998
US$	48.01	8.27
DM	26.74	16.97
£	44.26	8.54
EUR	25.84	-

c) The long-term loans and financing and financial charges mature as follows:

	Total company	
	1999	1998
2000	-	90,882
2001	103,416	95,318
2002	83,187	70,284
2003	92,479	77,938
2004	116,740	95,970
2005	126,332	104,010
After 2005 until 2024	641,049	433,264
	1,163,203	967,666

d) The loans and financing are subject to charges at both fixed and fluctuating rates, as follows:

Internal Market

Fixed rates from 6.00% to 12.00% a. a. (1998 from 6.00% to 12.00% p.a.)
Floating rates: 1999 not applicable (1998, from 9.89% to 18.06% p.a.)

External Market

Fixed rates from 3.00% to 12.50% p.a. (1998, from 3.98% to 8.16% p a.)
Floating rates 3.12% to 10.78% p a. (1998, from 3.98% to 8.16% p.a.)

The weighted average

Internal market: 10.86% a.a.
External market: 7.25% a. a.

NOTE 11 - CONCESSIONS PAYABLE

Companhia Energética Meridional-CEM will pay to the Federal Government, for granting the Concession to operate hydraulic energy potential of the Cana Brava Hydroelectric project, the below listed values, in monthly installments equivalent to 1/12 th of the respective annual payment values, being the restatement of such amounts being based on the General Market Price Index Variation-IGPM:

Year	Yearly	Total
1°	/	/
2° to 6°	-	-
7° to 25°	680	12,920
26° to 35°	61,280	612,800
		625,721

The above payment flow is stipulated in Clause 6 of the Concession Contract. In an attempt to better reflect the granted concession and the obligation towards the Federal Government in assets and liabilities, the Company recorded this value in property, plant and equipment and also in long-term liabilities.

Considering that the contractual payable values are not subject to interest, CEM adjusted them to current value based on the 10% p.a. discount rate, stipulated in the Bidding Notice No. 04/97, of the aforementioned concession.

NOTE 12 - DEBENTURES

Companhia Energética Meridional-CEM obtained approval from the General Assembly held on December 30, 1998, for the public issue of 18,000 non-convertible debentures, at the unit value of R$10,000,00 on April 01, 1998, the funds from which will be allocated to the construction of the Cana Brava power plant.

On May 19, 1999, CEM signed with the National Economic and Social Development Bank-BNDES the Contract No. 98.2.654.3.1 for the Subscription and Payment of Debentures, being that 7,773 debentures, in the amount of R$85,784 were subscribed and fully paid during the period from May to December 1999.

Debentures remuneration is based on TJLP plus 4% p.a., with half yearly interest payment, as from October 1, 1999 through April 1, 2013.

The amount equivalent to the TJLP portion exceeding 6% p.a. will be capitalized, being added to the debentures nominal value.

(em milhares de reais)

A amortização do valor nominal das debêntures terá início em 01.10.2003 com vencimento final em 01.04.2013, e ocorrerá semestralmente com base em programação de amortização crescente que varia de 3,0625%, na primeira amortização, a 7,5737% na última parcela, com vencimento em 01.04.2013.

NOTA 13 - TRIBUTOS E CONTRIBUIÇÕES SOCIAIS

Composição do saldo atual:

	Controladora					Consolidado		
	1999			1998		1999		
	Parcelas vincendas	Circulante	Longo prazo	Parcelas vincendas	Total	Parcelas vincendas	Circulante	Longo prazo
Contribuição Social								
Parcelamento em 99 meses	-	-	-	44	4.986	-	-	-
Parcelamento em 120 meses	-	-	-	65	17.705	-	-	-
Em processo administrativo p/compensação	-	-	-	-	3.065	-	-	-
Em processo de postergação de vencimento	-	-	-	-	5.286	-	-	-
		-	-		31.042		-	-
Imposto de Renda Pessoa Jurídica								
Parcelamento em 120 meses	53	**968**	**3.307**	65	**4.468**	53	**968**	**3.307**
COFINS								
Parcelamento em 120 meses	53	5.702	19.481	65	26.321	53	5.702	19.481
Parcelamento em 72 meses	58	10.627	40.736	70	51.332	58	10.627	40.736
Corrente	-	9.316	-	-	2.070	-	9.327	-
		25.645	60.217		79.723		25.656	60.217
PASEP								
Parcelamento em 60 meses	-	-	-	5	659	-	-	-
Parcelamento em 72 meses	58	272	1.043	70	1.367	58	272	1.043
		272	1.043		2.026		272	1.043
PIS								
Corrente	-	**467**	-	-	**294**	-	**469**	-
INSS								
Parcelamento em 240 meses	158	822	9.999	170	10.115	158	822	9.999
Parcelamento em 96 meses	57	303	1.135	69	1.540	57	303	1.135
Corrente	-	775	-	-	690	-	775	-
		1.900	11.134		12.345		1.900	11.134
Outros	-	**2.443**	-	-	**756**	-	**2.453**	-
		31.695	75.701		130.654		31.718	75.701

A Companhia obteve liminar, em mandado de segurança, que lhe permitiu liquidar, em 30.07.1999, o parcelamento da contribuição social sobre o lucro líquido, com a anistia de juros e multa prevista na Lei nº 9.779/99 e na Medida Provisória nº 1.858-6, de 29.06.1999.

Considerando que a Secretaria da Receita Federal recorreu da decisão, a Companhia mantém o valor dos juros e multa anistiados, em provisão para contingência.

NOTA 14 - OBRIGAÇÕES ESTIMADAS

	Controladora			
	1999		1998	
	Circulante	Longo prazo	Circulante	Longo prazo
Provisão Fundação ELOS				
Despesas administrativas	15.362	-	11.297	-
Complementação aposentadoria - SB 40	22.989	72.795	9.282	83.218
Contribuição suplementar	1.048	-	486	-
Provisões trabalhistas	4.196	-	4.854	-
Programa de reestruturação	4.874	-	24.300	-
Provisão para grandes manutenções	8.653	8.984	5.040	12.218
Outras	149	-	897	-
	57.271	81.779	56.156	95.436

A rubrica "Complementação aposentadoria - SB 40" refere-se a conversão de aposentadorias especiais em aposentadorias por tempo de serviço.

Buscando mensurar adequadamente os resultados dos exercícios sociais futuros, a Companhia passou a adotar o registro de provisões para grandes manutenções do parque gerador, com base em plano executivo para preservação das condições de operação das usinas.

NOTA 15 - PROVISÕES PARA CONTINGÊNCIAS

As provisões para contingências contemplam todos os riscos trabalhistas, tributários e cíveis que são de conhecimento da Companhia, cujos valores são estimados pelo órgão jurídico e encontram-se atualizados até 31.12.1999 pelos índices utilizados pelo poder judiciário.

NOTA 16 - OBRIGAÇÕES ESPECIAIS

	Controladora	
	1999	1998
Doações e subvenções destinadas a investimentos	47.880	47.149
Reversão e amortização	2.230	2.230
Participação da União	3.758	3.758
Outras	2.639	2.639
	56.507	55.776

Em virtude de sua natureza, estas contas não representam obrigações financeiras efetivas e, desta forma, não devem ser incluídas como exigibilidades, para fins de determinação de indicadores econômico-financeiros.

NOTA 17 - PATRIMÔNIO LÍQUIDO

a) Capital social autorizado

A Companhia está autorizada a aumentar o seu capital social até o limite de R$ 4.500.000, independentemente de reforma estatutária.

b) Capital social subscrito e integralizado

O capital social, no valor de R$ 2.085.977, está representado por 539.091.216.176 ações, sendo 454.100.458.846 ações ordinárias, 73.460.000 ações preferenciais da classe A e 84.917.297.330 ações preferenciais da classe B, todas sem valor nominal. O valor patrimonial da ação por lote de mil, em 31 de dezembro de 1999 é de R$ 4,11 (R$ 4,24 em 31.12.1998).

(In thousands of reais)

The amortization of the debentures nominal value will start on October 1, 2003 with maturity on April 1, 2013, and will be made half-yearly, based on an increasing amortization payment, which varies from 3.0625% on the first amortization to 7.5737% on the last installment, with maturity on April 1, 2013.

NOTE 13 - TAX AND SOCIAL CONTRIBUTION

Composition of current balance:

	Holding company					Consolidated		
	1999			1998		1999		
	Installments falling due	Current	Long term	Installments falling due	Total	Installments falling due	Current	Long term
Social contribution								
99 months installments	-	-	-	44	4,986	-	-	-
120 months installments	-	-	-	65	17,705	-	-	-
Compensation being discussed	-	-	-	-	3,065	-	-	-
In process of extending maturity	-	-	-	-	5,286	-	-	-
		-	-		**31,042**		-	-
Corporate income tax								
120 months installments	53	**968**	**3,307**	65	**4,468**	53	**968**	**3,307**
COFINS								
120 months installments	53	5,702	19,481	65	26,321	53	5,702	19,481
72 months installments	58	10,627	40,736	70	51,332	58	10,627	40,736
Current	-	9,316	-	-	2,070	-	9,327	-
		25,645	60,217		79,723		25,656	60,217
PASEP								
60 months installments	-	-	-	5	659	-	-	-
72 months installments	58	272	1,043	70	1,367	58	272	1,043
		272	1,043		2,026		272	1,043
PIS								
Current	-	**467**	-	-	**294**	-	**469**	-
INSS								
240 months installments	158	822	9,999	170	10,115	158	822	9,999
96 months installments	57	303	1,135	69	1,540	57	303	1,135
Current	-	775	-	-	690	-	775	-
		1,900	11,134		12,345		1,900	11,134
Others	-	2,443	-	-	756	-	2,453	-
		31,695	75,701		130,654		31,718	75,701

The Company obtained an injunction, on a writ of mandamus, that enable it to make the payment of the social contribution on net profit in installments, with interest and fine forgiveness as determined by Law No, 9,779/99 and Provisional Measure No. 1.858-6, of June 29, 1999.

The Brazilian Revenue Service appealed against the decision and as a result the Company provided for the contingency in respect of the forgiven interest and fine.

NOTE 14 - ACCRUED LIABILITIES

	Holding company			
	1999		1998	
	Current	Long-term	Current	Long-term
ELOS foundation provision				
Administrative expenses	15,362	-	11,297	-
Retirement supplement - SB 40	22,989	72,795	9,282	83,218
Supplementary contribution	1,048	-	486	-
Labor provisions	4,196	-	4,854	-
Restructuring program	4,874	-	24,300	-
Provision for significant maintenance	8,653	8,984	5,040	12,218
Other	149	-	897	-
	57,271	81,779	56,156	95,436

Retirement supplement - SB 40 refers to the conversion of special retirements into normal retirements.

In an attempt to better measure the results of future fiscal years, the Company began to accrue for significant maintenance programs of the generation plants, in accordance with the executive plan for the maintenance of the operating units.

NOTE 15 - PROVISIONS FOR CONTINGENCIES

Provision for contingencies include all labor, tax and civil risks, which are known by the Company and whose amounts are estimated by the legal department and are updated by the legal indices until December 31, 1999.

NOTE 16 - SPECIAL OBLIGATIONS

	Holding company	
	1999	1998
Donations and subsidies for investments	47,880	47,149
Reversion and amortization	2,230	2,230
Participation of the federal government	3,758	3,758
Other	2,639	2,639
	56,507	55,776

These accounts do not represent effective financial obligations and, consequently, should not be considered as liabilities for the purpose of calculating financial ratios.

NOTE 17 - SHAREHOLDERS' EQUITY

a) Authorized share capital

The Company is authorized, without further statutory modifications, to increase its share capital to the limit of R$4,500,000.

b) Share Capital

The share capital on December 31, 1999 amounted to R$2,085,977, made up of 539,091,216,176 shares being 454,100,458,846 common shares, 73,460,000 class A preference shares and 84,917,297,330 class B preference shares, all of them with no par value. The shareholders' equity per one thousand shares on December 31, 1999 amounted to R$4,11 (R$4,24 in 1998).

(em milhares de reais)

As ações preferenciais não garantem direito a voto e não são conversíveis em ações ordinárias, entretanto, gozam de prioridade no reembolso do capital e na distribuição de dividendos, às taxas anuais de 8,00%, no caso de ações de classe "A" e de 6,00%, para as de classe "B", calculadas sobre o capital social das respectivas classes de ações.

O quadro societário da Companhia, em 31.12.1999, está assim constituído:

	% do Capital			
Acionistas	ON	PNA	PNB	Total
TRACTEBEL	77,27	27,75	34,53	70,53
União	5,62	-	2,00	5,04
FND	0,52	-	-	0,44
BNDESPAR	0,59	-	10,60	2,17
Outros	16,00	72,25	52,87	21,82
	100,00	100,00	100,00	100,00

	Controladora	
	1999	1998
c) Reserva de Capital		
Remuneração de bens e		
direitos constituídos com capital próprio	91.695	91.695
d) Reservas de Lucros		
Reserva legal	381	381
Reserva de retenção de lucros	5.437	5.437
	5.818	5.818
e) Lucros Acumulados	30.160	102.745

NOTA 18 - VARIAÇÃO CAMBIAL DE DÍVIDAS EM MOEDA ESTRANGEIRA

Em 15.01.1999 o Banco Central do Brasil alterou a política cambial, extinguindo a banda cambial pela qual administrava a margem de flutuação do Real em relação ao Dólar norte-americano, deixando ao mercado a livre negociação da taxa de câmbio. Em conseqüência destas mudanças, as taxas de câmbio incorreram em flutuações muito acentuadas no 1° trimestre de 1999, gerando perda cambial no valor de R$ 196.581, no exercício de 1999, decorrentes de dívidas em moedas estrangeiras.

A Companhia manteve no resultado do período a perda cambial, em virtude de se tratarem de atualizações monetárias de empréstimos e financiamentos vinculados a bens que já se encontram em operação.

NOTA 19 - ENTIDADE FECHADA DE PREVIDÊNCIA PRIVADA

A Companhia é patrocinadora da Fundação Eletrosul de Previdência e Assistência Social - ELOS, entidade sem fins lucrativos que tem como objetivo básico a complementação de aposentadoria aos seus empregados. A Fundação adota o plano do tipo benefício definido, com regime financeiro de capitalização.

A contribuição da Companhia corresponde a duas vezes a contribuição de seus empregados. Contribui, ainda, com 1,2% sobre a folha de salários, com o objetivo de amortizar as reservas da Fundação, em consonância com o plano de custeio e cálculos atuariais. A contribuição relativa ao exercício de 1999 foi de R$ 4.667 (R$ 4.955 em 1998).

As despesas administrativas da Fundação estão contempladas no capítulo de custeio do seu regulamento do Plano de Benefícios e são de responsabilidade das patrocinadoras, não podendo exceder a 15% do total das receitas previdenciais.

Conforme prevê o Regulamento do Plano de Benefícios da Fundação, a Companhia é responsável pelo ônus decorrente da conversão de aposentadorias especiais em aposentadorias por tempo de serviço, concernentes aos seus empregados e aqueles que se encontravam em benefício na data da cisão da ELETROSUL. O montante desse compromisso encontra-se provisionado sob o título de "complementação de aposentadoria - SB 40" (Ver Nota 14).

As reservas técnicas referentes aos participantes de responsabilidade da Companhia estão demonstradas a seguir:

	Controladora	
	1999 (não auditado)	1998
Reservas técnicas	503.995	397.682
Reservas matemáticas		
Benefícios concedidos	397.818	346.377
Benefícios a conceder	71.452	60.157
Reservas a amortizar	(14.147)	(10.726)
	455.123	395.808
Superavit técnico		
Reserva de contingência	48.872	1.874

NOTA 20 - INSTRUMENTOS FINANCEIROS

A utilização de instrumentos financeiros, pela companhia, tem como objetivo proteger seus ativos e passivos, minimizando a exposição a riscos de mercado, principalmente no que diz respeito às oscilações de taxas de juros, índices de preços e moedas.

Estes riscos são monitorados pelo Comitê de Gestão Financeira, que periodicamente avalia a exposição da Companhia e propõe estratégias operacionais, sistema de controle, limites de posição e limites de crédito com os demais parceiros do mercado.

A situação dos instrumentos financeiros, está devidamente explicitada nas Notas 5 e 10.

NOTA 21 - SEGUROS

A controlada contratou seguro com Bradesco Seguros para cobertura de todos os riscos envolvidos no projeto Cana Brava. A importância segurada foi de R$ 962.087, com vigência de 31.05.1999 a 15.01.2003 para os riscos de engenharia e 2 anos após a entrada em operação da 3ª unidade, prevista para 15.01.2003, para os danos de propriedade e interrupção de negócio.

(In thousands of reais)

The preference shares do not have voting rights and are not convertible into common shares; however, they have priority in respect of refunds and distribution of dividends, at rates of 8,00% in the case of class "A" and of 6,00% for the class "B", calculated on each type of capital.

The Company's shareholders at December 31, 1999 are as follows:

	Shareholding - %			
Shareholders	**Common shares**	**Preference Class "A"**	**Preference Class "A"**	**Total**
TRACTEBEL	77,27	27,75	34,53	70,53
União	5,62	-	2,00	5,04
FND	0,52	-	-	0,44
BNDESPAR	0,59	-	10,60	2,17
Others	16,00	72,25	52,87	21,82
	100,00	100,00	100,00	100,00

	Holding Company	
	1999	**1998**
c) Capital Reserve		
Remuneration of investments in construction work in progress	91,695	91,695
d) Revenue reserves		
Legal reserve	381	381
Retained earnings	5,437	5,437
	5,818	5,818
e) Retained earnings	30,160	102,745

NOTE 18 - EXCHANGE VARIATION FOR FOREIGN CURRENCY DEBTS

On January 15, 1999 the Central Bank of Brazil changed the exchange policy extinguishing the exchange range that was used to manage the Real floating rate vis-a-vis the U.S. dollar, opening the market to the free floating of the exchange rate.

The exchange loss was expensed by the Company in the result of the year; since it refers to monetary restatement of loans and financing related to assets already in use.

NOTE 19 - PENSION PLAN

The Company sponsors the Eletrosul Pension and Social Assistance Foundation - ELOS, a non-profit entity with the basic objective of supplementing the retirement pay of its employees. The Foundation has adopted the defined benefit plan, with a financial capitalization basis.

The contribution of the Company corresponds to twice the contribution of its employees. It also contributes 1.2% of the payroll, with the objective of amortizing the reserves of the Foundation, in accordance with the costing plan and actuarial calculations. The contribution relating to fiscal year 1999 amounted to R$4,667 (R$4,955 in 1998).

The payment of the administrative expenses of the Foundation are, in accordance with Benefit Plan Regulations, the responsibility of the sponsors and cannot exceed 15% of the total contributions received.

The Company is responsible for the expenses arising from the conversion of special retirements to regular retirements, in respect of employees entitled to these benefits and to those who had the benefit at the time of the split-off of ELETROSUL. The total amount of this commitment is accrued under the heading "Retirement Supplement - SB 40". (See Note 14).

Technical reserves for which the Company is responsible, in respect of participants, are as follows:

	Holding company	
	1999 (not audited)	**1998**
Technical reserves	503,995	397,682
Mathematical reserves		
Benefits vested	397,818	346,377
Benefits not yet vested	71,452	60,157
Reserves to amortize	(14,147)	(10,726)
	455,123	395,808
Technical surplus		
Contingency reserve	48,872	1,874

NOTE 20 - FINANCIAL INSTRUMENTS

The use of financial instruments by the Company, has as an objective the protection of its assets and liabilities, thereby minimizing its exposure to market risks, especially in respect of variation of interest rates, price indices and currencies.

These risks are followed-up by the Finance Management Committee which, periodically appraises the Company exposure and proposes operating strategies, control system, position limits and credit limits with the other market partners.

Financial instruments status is duly specified in Notes 5 and 10.

NOTE 21 - INSURANCE

The Company's subsidiary (CEM) contracted insurance with Bradesco Seguros to cover all risks involved in the Cana Brava project. The insured amount was R$962,087, being valid from May 31, 1999 to January 15, 2003 for engineering risks and 2 years after the 3rd unit starts operating, which is forecast for January 15, 2003, for damages to property and business interruption.

(em milhares de reais)

NOTA 22 - EVENTOS SUBSEQÜENTES

1. Em 07 de fevereiro de 2000 foi concluída a operação de transferência de propriedade da UTE William Arjona da Companhia Energética de Mato Grosso do Sul - ENERSUL para a GERASUL. A aquisição da usina, além de cumprir compromissos do Edital de Privatização, permitirá o reconhecimento da Companhia no Mercado Atacadista de Energia como proprietária da usina, dando-lhe condições de realizar as transações de curto prazo em melhores condições econômicas.

2. Em Assembléia Geral Extraordinária da Companhia Energética Meridional - CEM, realizada em 10.01.2000, foi deliberado o cancelamento do saldo de 10.227 debêntures não conversíveis em ações, por ter encerrado o prazo de distribuição pública primária.

   A administração da CEM está gestionando com o Banco Nacional de Desenvolvimento Econômico e Social - BNDES, a transformação, em financiamento, do saldo não subscrito do Contrato de Subscrição e Integralização de Debêntures firmado com aquela instituição.

CONSELHO DE ADMINISTRAÇÃO

Maurício Stolle Bähr (Presidente)
Wim Heyselberghs
Christian Biebuyck
Victor-Frank de Paula Rosa Paranhos
Eric DeMuynck
Manoel Arlindo Zaroni Torres
Luiz Antônio Barbosa

DIRETORIA EXECUTIVA

Manoel Arlindo Zaroni Torres
Diretor Presidente

Laércio Dias
Diretor Administrativo e Financeiro e de Relações com Investidores

José Carlos Cauduro Minuzzo
Diretor de Produção de Energia

Gil de Methódio Maranhão Neto
Diretor de Desenvolvimento de Negócios

Roberto Dorval Quadros
Diretor de Implantação de Projetos

DEPARTAMENTO DE CONTABILIDADE

Waltamir Barreiros
Contador CRC-SC 008283/O-8 - CPF 242.690.507-72

PARECER DOS AUDITORES INDEPENDENTES

Deloitte Touche Tohmatsu

Aos Acionistas e à Administração da
Centrais Geradoras do Sul do Brasil S.A. - GERASUL
Florianópolis-SC

1. Examinamos os balanços patrimoniais da Centrais Geradoras do Sul do Brasil S.A. - GERASUL, controladora, em 31 de dezembro de 1999 e 1998, e as respectivas demonstrações do resultado, das mutações do patrimônio líquido e das origens e aplicações de recursos, correspondentes ao exercício findo em 31 de dezembro de 1999 e ao período de onze meses findo em 31 de dezembro de 1998, bem como o balanço patrimonial consolidado, em 31 de dezembro de 1999, e a respectiva demonstração consolidada das origens e aplicações de recursos da controladora e sua controlada Companhia Energética Meridional - CEM (em fase pré-operacional), correspondente ao exercício findo em 31 de dezembro de 1999, ambos elaborados sob a responsabilidade de sua administração. Nossa responsabilidade é a de expressar uma opinião sobre essas demonstrações financeiras.

2. Nossos exames foram conduzidos de acordo com as normas de auditoria e compreenderam: (a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume de transações e o sistema contábil e de controles internos da Companhia; (b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e as informações contábeis divulgados; e (c) a avaliação das práticas e das estimativas contábeis mais representativas adotadas pela administração da Companhia, bem como da apresentação das demonstrações financeiras tomadas em conjunto.

3. Em nossa opinião, as demonstrações financeiras referidas no parágrafo 1 representam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira da Centrais Geradoras do Sul do Brasil S.A. - GERASUL, controladora, em 31 de dezembro de 1999 e 1998, e o resultado de suas operações, as mutações de seu patrimônio líquido e as origens e aplicações de seus recursos, correspondentes ao exercício findo em 31 de dezembro de 1999 e ao período de onze meses findo em 31 de dezembro de 1998, assim como a sua posição patrimonial e financeira consolidada, em 31 de dezembro de 1999, o resultado de suas operações e as origens e aplicações de seus recursos consolidados, correspondentes ao exercício findo em 31 de dezembro de 1999, de acordo com as práticas de contabilidade emanadas da legislação societária.

4. Conforme descrito na nota explicativa nº 9-c, a Companhia possui construções em andamento referentes ao projeto Jacuí. A Companhia, cumprindo exigências do edital de privatização da GERASUL, oficializou junto à Agência Nacional de Energia Elétrica - ANEEL a sua decisão de permanência no empreendimento. Entretanto, a administração da Companhia ainda está em processo de negociação dos contratos originais com os antigos fornecedores do projeto; portanto, não há como garantir que os valores provisionados sejam suficientes para cobrir eventuais perdas quanto aos passivos contingentes com fornecedores e outros envolvidos no projeto.

5. Conforme descrito na nota explicativa nº 9-c, a Companhia, baseada em projeções preliminares de fluxo de caixa futuro descontado a valor presente, elaboradas internamente, avaliou que alguns ativos não serão recuperados pelas suas operações futuras. A administração da Companhia não constituiu provisão para perdas sobre estes ativos porque a expectativa é que, no conjunto, produzirão fluxo de caixa futuro positivo.

6. Conforme descrito na nota explicativa nº 2, as demonstrações do resultado do exercício e das origens e aplicações de recursos do ano de 1998 estão sendo apresentadas com a inclusão das operações do mês de janeiro daquele ano, ocorridas na sociedade extinta na incorporação mencionada na nota explicativa nº 1. As referidas operações do mês de janeiro de 1998 foram examinadas por outros auditores independentes, os quais emitiram opinião sem ressalvas.

Curitiba, 4 de fevereiro de 2000

DELOITTE TOUCHE TOHMATSU	**Paulo Augusto de Araujo**
Auditores Independentes	Contador
CRC-SP 011.609/S-4	CRC-RS 037248/T-5

(In thousands of reais)

NOTE 22 - SUBSEQUENT EVENTS

1. The operation for the transfer of ownership of UTE William Arjona from Companhia Energética do Mato Grosso do Sul - ENERSUL to GERASUL was concluded on February 7, 2000. In addition to complying with the Privatization Notice rules, the acquisition of the power plant will allow the recognition of the Company on the Energy Wholesale Market as a power plant owner, thus creating better economic conditions for short-term transactions.

2. The General Extraordinary Meeting of Companhia Energética Meridional - CEM held on January 10, 2000, approved the cancellation of the 10,227 non-convertible debentures, since the term for primary public distribution expired.

CEM management is discussing with the National Economic and Social Development Bank - BNDES, the transformation, into financing of the non subscribed balance of the Debentures Subscription and Payment Contract signed with that Institution.

BOARD OF DIRECTORS

Maurício Stolle Bähr (Chairman)
Wim Heyselberghs
Christian Biebuyck
Victor-Frank de Paula Rosa Paranhos
Eric DeMuynck
Manoel Arlindo Zaroni Torres
Luiz Antônio Barbosa

MANAGEMENT BOARD

Manoel Arlindo Zaroni Torres
President

Laércio Dias
Financial, Administrative and Investidor Relations Director

José Carlos Cauduro Minuzzo
Energy Production Director

Gil de Methódio Maranhão Neto
Business Development Director

Roberto Dorval Quadros
Project Implantation Director

ACCOUNTING DEPARTAMENT

Waltamir Barreiros
Accountant CRC-SC 008283/O-8 - CPF 242.690.507-72

INDEPENDENT AUDITORS' REPORT

Deloitte Touche Tohmatsu

The Board of Directors and Shareholders
Centrais Geradoras do Sul do Brasil - GERASUL
Rio de Janeiro - RJ

1. We have examined the balance sheets of Centrais Geradoras do Sul do Brasil - GERASUL as of December 31, 1999 and 1998, and the related statements of income, changes in shareholders' equity and sources and application of funds for the period ended December 31, 1999, and for the eleven months period ended December 31, 1998. We have also examined the consolidated balance sheet, as of December 31, 1999 and the statements of source and application of funds, for the period ended December 31, 1999, of the respective parent company and its subsidiary, Companhia Energética Meridional CEM (in pre-operating phase). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audits in accordance with auditing standards generally accepted in Brazil. Those standards require that we (a) plan our audits based on the materiality of the amounts presented, the number of transactions and the Company's systems of accounting and internal accounting; (b) assess the adequacy, based on tests, of documentation and accounting records supporting the amounts and information disclosed; and (c) evaluate the accounting principles used and significant estimates made by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, such financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of Centrais Geradoras do Sul do Brasil - GERASUL as of December 31, 1999 (holding and consolidated) and 1998, and the related statements of income, changes in its shareholders' equity and sources and application of funds for the eleven months period ended December 31, 1998, and the consolidated statements of income and the consolidated source and application of funds, for the period ended December 31, 1999, in conformity with accounting principles promulgated by Brazilian Corporate Law.

4. As described in the explanatory note No. 9 c, the Company has construction-work-in-progress regarding the Jacui project. The Company, in compliance with the requirements set forth by GERASUL privatization bidding notice, formally registered with the Electric Energy National Agency - ANEEL its decision to remain in the enterprise. However, the Company management is still in the process of negotiating the original contracts with the former project suppliers; therefore, there is no way of assuring that the recorded provisions are sufficient to cover eventual losses in respect of contingent liabilities to suppliers and other parties involved in the project.

5. As described in the explanatory note No. 9 c, based on preliminary future in-house cash-flow projections, the Company estimated that some assets will not be recovered with future operations. The Company has not accrued for the loss on such assets, since, on an overall basis, it expects to have a positive future cash-flow.

6. As described in Note 2, the statements of income and of source and application of funds for 1998 include operations processed in January of that year, by the company extinguished on the incorporation mentioned in Note 1. The January 1998 operations were examined by other independent auditors who issued an unqualified opinion.

The accompanying financial statements have been translated into English for the convenience of readers outside of Brazil.

February 4, 2000

DELOITTE TOUCHE TOHMATSU
Independent Auditors
CRC-SP 011.609/S-4

Paulo Augusto de Araujo
Accountant
CRC-RS 037248/T-5

Criação e Produção / *Creation and Production*
Propague Serviços de Comunicação



GERASUL
CENTRAIS GERADORAS DO SUL DO BRASIL S.A.

Tractebel Electricity & Gas International

Rua Antônio Dib Mussi, 366 - Centro
CEP 88015-110 - Florianópolis - Santa Catarina
Fone (48) 221-7003 / 221-7076 - Fax (48) 221-7002
http://www.gerasul.com.br

Relatório Anual da Administração • 1998

1998 • Annual Management Report

GERASUL

Tractebel Electricity & Gas International

Relatório Anual da Administração • 1998
1998 • Annual Management Report

GERASUL

Tractebel Electricity & Gas International

ÍNDICE

CONTENTS

MENSAGEM AOS ACIONISTAS

É com satisfação que apresentamos o Relatório da Administração acompanhado das Demonstrações Financeiras referentes ao exercício de 1998.

SENHORES ACIONISTAS

Um grande esforço foi empreendido pelo corpo funcional da Companhia, da ELETROBRÁS, BNDES, ANEEL, CND e demais agentes visando à cisão parcial da ELETROSUL ocorrida em dezembro de 1997, resultando no sucesso do leilão de privatização no dia 15 de setembro de 1998. Ao adquirir o controle acionário da GERASUL, ao Grupo TRACTEBEL coube, acima de tudo, acreditar e investir no Brasil, como já havia feito anteriormente ao vencer a licitação de concessão da Usina Hidrelétrica de Cana Brava.

Neste primeiro ano como companhia aberta privada, foram efetuados ajustes para que os próximos exercícios reflitam, com maior propriedade, os resultados de suas operações, sem efeitos de transações passadas.

Temos um grande desafio pela frente, qual seja, a adequação da Companhia ao novo ambiente competitivo e participar do desenvolvimento de novos projetos visando à expansão da empresa, com o conseqüente aumento de oferta da energia tão necessário ao crescimento do Brasil.

MAURÍCIO STOLLE BÄHR
Presidente do Conselho de Administração

Diretoria Gerasul

Victor Frank de Paula Rosa Paranhos
Diretor Presidente

Laércio Dias
Diretor de Finanças

Laércio Dias
Diretor Administrativo

Manoel Arlindo Zaroni Torres
Diretor de Produção e Comercialização de Energia

Gil de Methódio Maranhão Neto
Diretor de Planejamento e Engenharia

Conselho de Administração: *Maurício Stolle Bähr - Presidente*
Victor Frank de Paula Rosa Paranhos
Gil de Methódio Maranhão Neto
Rodolpho de Oliveira Franco Protásio
Eduardo Migliora Zobaran
Carlos Suplicy de Figueiredo Forbes
Luiz Antônio Barbosa

Conselho Fiscal: *Carla Carvalho de Carvalho*
Manoel Eduardo Bouzan de Almeida
Luiz Eduardo Simões Viana

SHAREHOLDERS

We are pleased to present herein the Management Report and the Financial Statements for 1998.

NOTES TO THE SHAREHOLDERS

A great effort was made by the Company personnel, ELETROBRÁS, BNDES, ANEEL, CND and other agents for the partial split up of ELETROSUL which took place in December 1997 and led to a successful privatization auction on September 15th, 1998. In acquiring the controlling share of GERASUL, the TRACTEBEL Group clearly demonstrated its faith in the Brazilian economy investing in the Country as it did before when it won the bid for Cana Brava hydroelectric power station concession.

In this first year operating as a publicly held Company, adjustments were made to insure that the next terms will reflect, with greater accuracy, the results of its operations without the effects of past transactions.

A great challenge lays ahead, in preparing the Company for a new competitive environment and participate in the development of new projects aimed at the expansion of the Company, this way increasing the offer of electric energy, much needed for the growth of Brazil.

MAURÍCIO STOLLE BÄHR
Chairman of the Board of Administration

Gerasul Board of Directors

Victor Frank de Paula Rosa Paranhos
President CEO

Laércio Dias
Financial Director

Laércio Dias
Administractive Director

Manoel Arlindo Zaroni Torres
Director of Energy production and Sale

Gil de Methódio Maranhão Neto
Director of Engineering and Planning

Administrative Board:	*Maurício Stolle Bähr - President* *Victor Frank de Paula Rosa Paranhos* *Gil de Methódio Maranhão Neto* *Rodolpho de Oliveira Franco Protásio* *Eduardo Migliora Zobaran* *Carlos Suplicy de Figueiredo Forbes* *Luiz Antônio Barbosa*
Revenue Board:	*Carla Carvalho de Carvalho* *Manoel Eduardo Bouzan de Almeida* *Luiz Eduardo Simões Viana*



"Nasce uma empresa com a missão de ser líder na geração de energia elétrica"

"A company is born with a mission to be the leader in electrical energy generation"



A CONSTITUIÇÃO DA GERASUL

A história da GERASUL começa em 23 de dezembro de 1997, com o processo de cisão da ELETROSUL - Centrais Elétricas do Sul do Brasil S.A., uma das subsidiárias da ELETROBRÁS. A sociedade que surgia passava a assumir a responsabilidade pela geração da energia elétrica - antes suprida pela empresa integrada -, assim como pela sua comercialização. Esse foi o primeiro passo na direção da implantação do novo modelo do setor elétrico brasileiro, conforme propunham Coopers & Lybrand, os consultores do BNDES e do Ministério das Minas e Energia para o processo de privatização da indústria de energia elétrica no Brasil.

Por ato deliberativo da 118ª Assembléia Geral Extraordinária da Centrais Elétricas Brasileiras S.A. - ELETROBRÁS, de 29 de janeiro de 1998, foi realizada a cisão parcial da ELETROBRÁS, sendo criada a ELETROGER - Eletrobrás Geração S.A.. O patrimônio da ELETROGER correspondia ao seu investimento na GERASUL.

Posteriormente, em 29 de abril de 1998, a ELETROGER incorporou a GERASUL, com o patrimônio existente em 31 de janeiro de 1998. Naquela data o patrimônio líquido incorporado correspondia a cerca de R$ 2,1 bilhões. O total dos ativos que passaram a fazer parte da sociedade incorporadora, que adotou a denominação de Centrais Geradoras do Sul do Brasil S.A. - GERASUL, até então utilizada pela controlada, era de R$ 3,8 bilhões.



USINA HIDRELÉTRICA SALTO SANTIAGO
SAUDADE DO IGUAÇU-PR

THE MAKING OF GERASUL

The history of GERASUL begins on December 23, 1997, with the split up of ELETROSUL - Centrais Elétricas do Sul do Brasil S.A, one of the subsidiaries of ELETROBRÁS. The Company that came into existence is responsible for the generation of electric power previously provided by Eletrosul, as well as for its sale. This was the first step towards the implementation of the new model for the Brazilian electricity sector, as proposed by Coopers & Lybrand, BNDES and the Ministry of Mining and Power, consultants for the privatization of the electric power industry in Brazil.

Following the shareholders resolution at the Extraordinary General Meeting of Centrais Elétricas Brasileiras S.A. - ELETROBRÁS, on January 29, 1998, it was decided to perform a partial split up of ELETROBRÁS, with the incorporation of ELETROGER - Eletrobrás Geração S.A. The net equity of ELETROGER was equivalent to its investment in GERASUL.

Subsequently, on April 29, 1998, GERASUL was merged into ELETROGER, and included in this operation was the shareholders equity of Gerasul as of January 31, 1998. On that date, the shareholders equity was equivalent to approximately R$2.1 billion. The total assets of the merged companies under the name Centrais Geradoras do Sul do Brasil S.A - GERASUL, name, up until then, used by the subsidiary, was R$3.8 billion.



USINA HIDRELÉTRICA SALTO OSÓRIO
QUEDAS DE IGUAÇU-PR

SALTO OSÓRIO
HYDROELECTRIC POWER PLANT,
QUEDAS DE IGUAÇU-PR

A CONSTITUIÇÃO DA GERASUL

A REESTRUTURAÇÃO SOCIETÁRIA

Até o processo de cisão da ELETROSUL, que se fez acompanhar pela separação das atividades de geração e transmissão, a ELETROBRÁS era praticamente a detentora isolada do controle daquela companhia. Vale dizer, a holding federal era possuidora de 99,71% do capital total da ELETROSUL. Os restantes 0,29% estavam nas mãos de acionistas minoritários diversos, que incluíam algumas empresas concessionárias estaduais.

Com a cisão da ELETROBRÁS e da ELETROSUL, as duas sociedades criadas - ELETROGER e GERASUL - passaram a ter praticamente a mesma estrutura acionária das sociedades cindidas, preservando, entretanto, o direito dos acionistas minoritários. O diagrama a seguir permite visualizar adequadamente esse processo.



União 53,61%
FND 8,67%
BNDESPAR 18,58%
Outros 19,14%
ELETROBRÁS 99,71%
OUTROS 0,29%
ELETROBRÁS
ELETROSUL
CISÃO
CISÃO
ELETROGER
GERASUL
União 53,42%
FND 8,64%
BNDESPAR 18,52%
Outros 19,42%
GERASUL

GERASUL, UMA COMPANHIA ABERTA

A GERASUL obteve seu registro de companhia aberta na Comissão de Valores Mobiliários - CVM em 25 de maio de 1998. Suas ações começaram a ser negociadas na BOVESPA no dia 1° de junho, ao preço de R$ 2,40 por lote de 1.000 ações ordinárias. O lote de 1.000 ações preferencias de classe B foi cotado a R$ 3,01. No seu primeiro dia de negociações, 76.400.000 ações ordinárias foram movimentadas em 23 negócios, e 400.000 ações preferenciais de classe B foram negociadas em 3 transações.

Em decorrência do processo de sua inserção no mercado de capitais, a GERASUL passou a ter ADRs (American Depositary Receipts) negociados na Bolsa de Valores de Nova York. Cada ADR foi cotado à razão de 1 ADR para cada 5.000 ações, ordinárias ou preferenciais. O banco depositário foi o J.P. Morgan. A primeira apresentação da Companhia ao mercado ocorreu em 8 de junho, com a realização, em São Paulo, de uma reunião na Associação Brasileira de Analistas do Mercado de Capitais - ABAMEC. No dia 17 do mesmo mês, reunião semelhante ocorreu na ABAMEC no Rio de Janeiro.

THE MAKING OF GERASUL

RESTRUCTURING THE COMPANY

Until the split-up of ELETROSUL, which was followed by the segregation of the generation and transmission activities, ELETROBRÁS held 99.71% of ELETROSUL total capital. The remaining 0.29% of the capital was spread among minority shareholders, including some state-operated concessionaires.

As a result of the split-up of ELETROBRÁS and ELETROSUL, the two new companies - ELETROGER and GERASUL now have practically the same share structure as the split-up companies, preserving, however, the rights of the minority shareholders. The following diagram shows the split-up and the subsequent restructuring process.



Fed. Gov. 53,61%
FND 8,67%
BNDESPAR 18,58%
Others 19,14%
ELETROBRÁS 99,71%
OTHER 0,29%
ELETROBRÁS
União 53,42%
FND 8,64%
BNDESPAR 18,52%
Others 19,42%
ELETROSUL
SPLIT UP
SPLIT UP
ELETROGER
GERASUL
GERASUL

GERASUL, A PUBLICLY COMPANY

GERASUL registered as a privately held Company in the Securities Commission - CVM on May 25, 1998. Its shares began to be traded on the São Paulo Stock Exchange - BOVESPA on June 1, at R$2.40 per 1,000 common shares and R$ 3.01 per 1,000 Class B preferred shares. On the first day of trading, 76,400,000 common shares were negotiated in 23 business transactions, and 400,000 Class B preferred shares in three transactions.

As a result of its inclusion in the capital market, GERASUL came to own ADRs (American Depositary Receipts) negotiated in the New York Stock Exchange. One ADR is equivalent to 5,000 common or preferred shares. J.P. Morgan is the depositary bank. The Company's first presentation to the market occurred on June 8, when a meeting was held in São Paulo at the Brazilian Association of Capital Market Analysts - ABAMEC. A similar meeting followed on the 17 of that month at ABAMEC in Rio de Janeiro.

A CONSTITUIÇÃO DA GERASUL

O MARCO REGULATÓRIO

Antecedendo ao leilão de privatização que ocorreria em setembro, diversos dispositivos regulatórios foram estabelecidos pelo poder concedente. A Lei nº 9.648, de 27.05.98, foi a lei básica que iria permitir o estabelecimento do Mercado Atacadista de Energia - MAE -, e a criação da figura do Operador Nacional do Sistema Elétrico - ONS -, que assumirá, gradativamente, as atividades antes desempenhadas pelo Grupo Coordenador de Operação Interligada - GCOI.

No que se refere à comercialização da energia, foram criadas as figuras do comercializador, do consumidor livre e do produtor independente de energia. As empresas de geração podem alterar a sua condição de concessionárias de serviço público e adquirir o status de Produtores Independentes de Energia - PIE.

Antes da vigência da plena competição entre os atacadistas de energia, o mercado passará por uma fase transitória, com assinatura de Contratos Iniciais de compra e venda de energia entre as empresas geradoras e as distribuidoras. Após o quinto ano de contrato, 25% ao ano do volume de energia contratada originalmente, ficarão livres para a contratação segundo termos definidos bilateralmente pelas partes interessadas, sem a intervenção de qualquer entidade regulatória. A partir de 2006 a totalidade da energia gerada será livremente comercializada. O subsídio ao uso de combustível fóssil, a CCC (Conta de Consumo de Combustível), será extinto, obedecendo ao mesmo cronograma estabelecido para a liberação dos Contratos Iniciais.



USINA HIDRELÉTRICA PASSO FUNDO

ENTRE RIOS DO SUL-RS

OS CONTRATOS INICIAIS

A GERASUL assinou com as empresas por ela supridas os contratos iniciais que irão reger suas relações comerciais.

Através desses contratos, com vigência a partir de 1° de setembro de 1998 até 31 de dezembro de 2005, foram contratados 133.200.744 MWh, ao preço médio de R$ 28/MWh. As tarifas contratadas terão reajuste anual, com base na variação do IGP-M (Índice Geral de Preços - Mercado).

THE MAKING OF GERASUL

REGULATION MILESTONE

Prior to the private auction that was held in September, several regulatory provisions were established by the conceding authority. Law No. 9648 of May 27, 1998 was the basis for establishing the Electric Power Wholesale Market - MAE, and introducing the National Electric System Operator ONS which will gradually take on the activities formerly performed by the Coordinating Group of Interconnected Operation - GCOI.

Regarding the commercialization of electricity, the following participants were created: the trader, the free consumer and the independent power producer. The companies that generate electric power may change their status as utility concessionaires to Independent Power Producers IPP.

The implementation of a free-market environment for electricity wholesalers will involve a transition phase with the signing up of the "Initial Contracts" between generators and distributors for the Purchase and sale of 100% of the generating companies output. After the fifth year, 25% of the annual volume of electricity originally contracted will be free to be contracted, and the non-contracted amounts can be freely negotiated in the open market without the interference of any regulatory agency Beginning in 2006, all the electricity generated will be freely traded. The subsidy granted to fossil fuel, the CCC (Fuel Consumption Account) will also be phased out, following the same schedule established for the Initial Contracts.



USINA TERMELÉTRICA CHARQUEADAS
CHARQUEADAS-RS
CHARQUEADAS THERMOELECTRIC POWER PLANT
CHARQUEADAS-RS

INITIAL CONTRACTS

GERASUL and its distribution customers signed the Initial Contracts that will govern their business relations.

According to these contracts, effective as from September 1, 1998 until December 31, 2005, 133,200,744 MWh were traded, at the average price of R$28/MWh. The agreed tariffs will be subject to annual adjustment, based on the General Market Price Index - IGP-M.

A CONSTITUIÇÃO DA GERASUL

Foram também assinados contratos com a ELETROSUL para permitir a conexão com o seu sistema, cujo custo, de responsabilidade da GERASUL, será de cerca de R$ 3 milhões anuais. Os encargos decorrentes do uso do sistema de transmissão serão integralmente de responsabilidade das distribuidoras.

Em 28 de setembro de 1998, foi celebrado com a União o contrato de Concessão ANEEL n.° 192/98, através do qual a GERASUL assumiu a condição de Produtor Independente de Energia. O prazo de concessão definido para a produção de energia elétrica com base hídrica é de 30 anos. Pelo uso do bem público serão pagos nos próximos 5 anos aproximadamente R$ 8,5 milhões anuais. A operação das usinas termelétricas para os próximos 30 anos já havia sido autorizada em 25 de setembro de 1998, através da Resolução ANEEL n.° 304/98.



COMPLEXO TERMELÉTRICO JORGE LACERDA
CAPIVARI DE BAIXO-SC

A PRIVATIZAÇÃO

A GERASUL foi privatizada em 15 de setembro de 1998 através de leilão realizado na Bolsa de Valores do Rio de Janeiro. A Tractebel Sul S.A., empresa do grupo belga Tractebel, adquiriu 227.095.639.468 ações ordinárias, correspondente a 50,01% do capital votante da Empresa, ao preço de R$ 945,7 milhões.

A GERASUL passou a ser o maior investimento da Tractebel fora da Bélgica. Com sede em Bruxelas, a Tractebel é um grupo de expressão internacional que atua em mais de 100 países, nas áreas de engenharia de projetos, saneamento básico, geração de energia elétrica, produção e comercialização de gás, além de outros investimentos diversificados na área de comunicações.

Após a privatização, a Tractebel buscou consolidar a sua participação na GERASUL, através da aquisição no mercado de ações ordinárias e preferenciais, aumentando a sua participação no capital votante para 77,27%, e, ainda, participando com 22,45% das ações preferenciais, o que corresponde a 68,63% do capital total.

THE MAKING OF GERASUL

Contracts were also signed with ELETROSUL to allow the connection with their system, at an annual cost to GERASUL of approximately R$ 3 million. The distributors will bear the full responsibility for the charges related to the use of the transmission system.

On September 28, 1998, ANEEL Concession Contract No. 192/98 was signed between the Federal Government and GERASUL, granting the latter the status of Independent Producer of Electricity. The concession term established for producing electric power on a hydric basis is thirty (30) years. Approximately R$8.5 million will be paid annually during the next five years for the use of a public asset by GERASUL. The operation of thermoelectric power stations over the next thirty (30) years had already been authorized on September 25, 1998 by ANEEL Resolution No. 304/98.

The contract for the supply of mineral coal to Charqueadas thermoelectric power plant has been effective since October 9th 1995, and for Jorge Lacerda TEPP since January 17 1997. Both contracts are valid for sixty (60) months or until the total contracted quantities have been supplied, whichever occurs first. The amount contracted totals 8.7 million tons, distributed among (5) mining companies.



USINA TERMELÉTRICA ALEGRETE

ALEGRETE-RS

ALEGRETE THERMOELECTRIC POWER PLANT

ALEGRETE-RS

PRIVATIZATION

GERASUL was privatized on September 15, 1998 through an auction at the Rio de Janeiro Stock Exchange. Tractebel Sul S.A., a Company owned by the Belgian group Tractebel, acquired 227,095,639,468 common shares, equivalent to 50.01% of the Company's voting capital, for R$945.7 million.

GERASUL became Tractebel's largest investment outside Belgium. Tractebel, whose head-office is located in Brussels, is an important international group with activities in over 100 countries in the areas of project engineering, basic sanitation, generation of electric power, production and commercialization of gas, in addition to other diversified investments in the communications area.

Subsequent to completing the privatization, Tractebel sought to expand its interests in GERASUL, by acquiring common and preferred shares, increasing its participation in the voting shares to 77.27%, and to 22.45% of the preferred shares. This corresponds to 68.63% of the total capital.



"Nossa meta é ampliar a capacidade instalada nos próximos 5 anos. Gerando energia com qualidade"

"Our goal is to increase installed capacity in the next 5 years. Generating energy with quality."



NOVOS PROJETOS

USINA TERMELÉTRICA JACUÍ

A central termelétrica a carvão de Jacuí, com potência instalada de 350 MW e localizada no município de Charqueadas (RS) foi paralisada em 1991, com aproximadamente 40% da obra concluída e 100% dos equipamentos estrangeiros armazenados no local. O processo licitatório que visava sua conclusão foi anulado pelo Governo Federal no ano de 1998 e o Edital de Privatização da GERASUL estabeleceu prazo até 15 de março de 1999 para que a Companhia se pronuncie sobre o seu desejo de dar continuidade ao empreendimento. A Companhia está analisando a viabilidade do projeto.



OBRA DA USINA TERMELÉTRICA JACUÍ
CHARQUEADAS-RS

JACUÍ THERMOELECTRIC POWER PLANT WORKS
CHARQUEADAS-RS

USINA WILLIAM ARJONA

Os compromissos de atendimento ao mercado do estado de Mato Grosso do Sul, constantes do Edital de Privatização da Companhia, estão sendo estudados, tendo como possível solução a instalação de uma central termelétrica a gás natural de 120 MW localizada em Campo Grande (MS), cuja primeira unidade de 40 MW está prevista para operar a partir de março de 1999. No final de 1998, encontravam-se em andamento as tratativas para aquisição dos equipamentos e compra de gás natural, assim como o processo de licenciamento ambiental.



OBRA DA USINA
TERMELÉTRICA WILLIAM ARJONA
CAMPO GRANDE-MS

WILLIAM ARJONA
THERMOELECTRIC POWER PLANT WORKS
CAMPO GRANDE-MS

NEW PROJECTS

JACUÍ THERMOELECTRIC POWER STATION

The construction of the coal-powered thermoelectric central unit of Jacuí, with installed capacity of 350 MW and located in the municipality of Charqueadas (RS) was suspended in 1991, with approximately 40% of the work concluded and 100% of foreign equipment stored on the site. In 1998, the Federal Government cancelled the bidding that was intended to allow the completion of works and GERASUL official privatization edict established March 15, 1999 as a deadline for the Company to express its decision to continue the construction. The Company is analyzing the feasibility of the project.



OBRA DA USINA TERMELÉTRICA JACUÍ
CHARQUEADAS-RS

JACUÍ THERMOELECTRIC POWER PLANT WORKS
CHARQUEADAS-RS

WILLIAM ARJONA POWER STATION

The commitments in connection with meeting the demand of the State of Mato Grosso do Sul, required as part of the sale of the Company, most likely will be complied with by the installation of a natural gas powered 120 MW thermoelectric power plant in Campo Grande (MS). The operation of its first unit, 40 MW, is anticipated to begin in March 1999. At the end of 1998 negotiations took place in connection with the acquisition of equipment and purchase of natural gas as well as the environmental licensing.



OBRA DA USINA
TERMELÉTRICA WILLIAM ARJONA
CAMPO GRANDE-MS

WILLIAM ARJONA
THERMOELECTRIC POWER PLANT WORKS
CAMPO GRANDE-MS

PROJETOS EM ANDAMENTO

UHE ITÁ

A GERASUL está implantando, em parceria com outras empresas, a Usina Hidrelétrica Itá, com capacidade de 1.450 MW e investimento da ordem de um R$1,1 bilhão. A usina, com previsão para entrada em operação comercial da primeira unidade em 30 junho de 2000, está localizada no rio Uruguai, na divisa dos municípios de Itá (SC) e Aratiba (RS).



OBRA DA USINA HIDRELÉTRICA ITÁ
ITÁ-SC / ARATIBA-RS

ITÁ HYDROELECTRIC POWER PLANT WORKS
ITÁ-SC / ARATIBA-RS

O Consórcio para construção da Usina está assim constituído:

Centrais Geradoras do Sul do Brasil S.A. - GERASUL	38,92%
Companhia Siderúrgica Nacional - CSN	29,77%
OPP Polietilenos S.A.	17,86%
OPP Petroquímica S.A.	11,91%
Companhia de Cimento Itambé - ITAMBÉ	1,53%

A construção da usina que está sob responsabilidade das empresas parceiras da GERASUL, está seguindo rigorosamente o cronograma inicial.

Foram executados 81% das obras civis da casa de força, que, junto com as outras estruturas, perfaz um acumulado de 85% para as obras civis e 30% para a montagem eletromecânica. No total da obra, o avanço físico atingiu 68,5% em dezembro/98.

Os trabalhos relacionados à implantação do reservatório, sob responsabilidade da GERASUL, também estão se desenvolvendo dentro do planejado. O enchimento do reservatório está previsto para dezembro de 1999. No ano de 1998, o progresso físico global das atividades do reservatório atingiu 88%, incluindo a aquisição de áreas, remanejamento da população afetada, relocação da infra-estrutura e demais ações ambientais.

PROJECTS IN PROGRESS

UHE ITÁ

GERASUL, in association with other companies, is building the Hydroelectric Power Station Itá, with a capacity of 1,450 MW and a cost of approximately R$1.1 billion. This power station is located on the Rio Uruguai, on the border of the municipalities of Itá (Santa Catarina) and Aratiba (Rio Grande do Sul). The first unit of the power station is expected to start operating on June 30, 2000.

The consortium building this power station is composed by:

Centrais Geradoras do Sul do Brasil S.A. - GERASUL	38.92%
Companhia Siderúrgica Nacional - CSN	29.77%
OPP Polietilenos S.A.	17.86%
OPP Petroquímica S.A.	11.91%
Companhia de Cimento Itambé ITAMBÉ	1.53%

The construction of this power station, for which the GERASUL partners are responsible, is rigorously on schedule.

Eighty one (81) percent of the powerhouse construction has already been completed which added to the other structures totals 85% of the construction and 30% of the electromechanical installation. The physical progress of the entire construction was 68.5% in December 1998.

The construction of the reservoir, the responsibility of GERASUL, is also progressing as planned. The impounding of the reservoir is expected for December 1999. In 1998 the reservoir related activities, including the acquisition of the areas, resettling of the population affected, relocation of the infrastructures and other environmental actions reached 88% of its target.



OBRA DA USINA HIDRELÉTRICA ITÁ
CASA DE FORÇA
ITÁ-SC / ARATIBA-RS

ITÁ HYDROELECTRIC POWER PLANT WORKS
POWER HOUSE
ITÁ-SC / ARATIBA-RS

PROJETOS EM ANDAMENTO

UHE MACHADINHO

A Usina Hidrelétrica Machadinho, empreendimento que terá 1.140 MW instalados e orçamento da ordem de 700 milhões de reais, está sendo implantada em parceria com outras empresas, no rio Pelotas, na divisa entre os municípios de Piratuba (SC) e Maximiliano de Almeida (RS).

O Consórcio formado para implantação da UHE Machadinho está assim constituído:

Centrais Geradoras do Sul do Brasil S.A. - GERASUL	16,94%
Alcoa Alumínio S.A.	19,72%
Camargo Corrêa Industrial S.A.	4,63%
Companhia Brasileira de Alumínio S.A. - CBA	9,04%
S.A. Indústrias Votorantim	7,88%
CIA de Cimento Portland Rio Branco	7,88%
Valesul Alumínio	7,28%
INEPAR S.A. Indústria e Construções	2,89%
Departamento Municipal de Eletricidade - DME	2,40%
Companhia Paranaense de Energia - COPEL	4,32%
Centrais Elétricas de Santa Catarina - CELESC	12,16%
Companhia Estadual de Energia Elétrica - CEEE	4,86%

O início das obras ocorreu em março de 1998, tendo sido executados, neste ano, um volume de escavações de cerca de 500.000 m³ e parte das obras relativas ao desvio do rio e da 1ª etapa da barragem, representando um progresso físico de 21%. O ritmo das obras segue o que está programado no Cronograma Geral de Implantação do Empreendimento e sua revisão, o qual considera uma antecipação na geração e estabelece o início da operação comercial da primeira unidade em setembro de 2002.

As atividades de implementação do reservatório, que atingem diretamente 1.534 famílias, estão sendo desenvolvidas pela GERASUL e seguem rigorosamente as medidas que constam do Relatório de Impacto Ambiental - RIMA.



OBRA DA USINA HIDRELÉTRICA MACHADINHO
PIRATUBA-SC / MAXIMILIANO DE ALMEIDA-RS

MACHADINHO HYDROELECTRIC POWER PLANT WORKS
PIRATUBA-SC / MAXIMILIANO DE ALMEIDA-R

PROJECTS IN PROGRESS

The Hydroelectric Power Station Machadinho is located on the Rio Pelotas, on the border of the municipalities Piratuba (Santa Catarina) and Maximiliano de Almeida (Rio Grande do Sul) and will have an installed capacity of 1,140 MW and a budget of approximately R$700 million. It is being built by a consortium formed by the following companies:

UHE MACHADINHO

Centrais Geradoras do Sul do Brasil S.A. - GERASUL	16.94%
Alcoa Alumínio S.A	19.72%
Camargo Corrêa Industrial S.A.	4.63%
Companhia Brasileira de Alumínio S.A. - CBA	9.04%
S.A. Indústrias Votorantim	7.88%
CIA de Cimento Portland Rio Branco	7.88%
Valesul Alumínio	7.28%
INEPAR S.A. Indústria e Construções	2.89%
Departamento Municipal de Eletricidade - DME	2.40%
Companhia Paranaense de Energia - COPEL	4.32%
Centrais Elétricas de Santa Catarina - CELESC	12.16%
Companhia Estadual de Energia Elétrica - CEEE	4.86%



OBRA DA USINA HIDRELÉTRICA MACHADINHO
BRITADOR - VERTEDOURO - CASA DE FORÇA
PIRATUBA-SC / MAXIMILIANO DE ALMEIDA-RS

MACHADINHO HYDROELECTRIC POWER PLANT WORKS
STONE CRUSHER - SPILLWAY - POWERHOUSE
PIRATUBA-SC / MAXIMILIANO DE ALMEIDA-RS

Construction commenced in March 1998 and excavations of approximately 500,000 m^3 and part of the works related to the diversion of the river and the first phase of the dam were completed in the same year. This represents a physical progress of 21%. The construction is following the General Schedule that foresees early completion, and establishes the start-up of the first unit for September 2002.

The construction works for the reservoir, directly affecting 1,534 families, are being carried out by GERASUL in rigorous conformity with the requirements set forth in the Environmental Impact Report (RIMA).



"Atingimos um Índice de
Disponibilidade de 91%.
Um recorde nacional"

*"We achieved an
Availability Rate of 91%.
A national record"*



PRODUÇÃO

O mercado consumidor de energia elétrica em que o parque gerador da Companhia está inserido abrange uma área que abriga 64 % da população brasileira e gera 81 % do Produto Interno Bruto - PIB do país.

A clientela da GERASUL é formada pelas empresas distribuidoras CEEE, AES SUL, RGE, CELESC e ENERSUL, tradicionalmente supridas pela Companhia, e FURNAS, supridora da região Sudeste. A diversificação desta clientela, numa perspectiva de curto prazo, está fortemente condicionada pela filosofia que norteou a elaboração dos Contratos Iniciais.

O parque gerador da Companhia em 31 de dezembro de 1998 era o seguinte:

UNIDADES DE PRODUÇÃO	LOCALIZAÇÃO	CAPACIDADE NOMINAL (MW)
Usinas Hidrelétricas		
Salto Santiago	Rio Iguaçu (PR)	1.420
Salto Osório	Rio Iguaçu (PR)	1.078
Passo Fundo	Rio Passo Fundo (RS)	220
Total		**2.724**
Usinas Termelétricas		
Complexo Jorge Lacerda	Capivari de Baixo (SC)	857
Charqueadas	Charqueadas (RS)	72
Alegrete	Alegrete (RS)	66
Total		**995**
Total Geral		**3.719**

A GERASUL tem preocupação permanente com o atendimento ao mercado com maior qualidade, confiabilidade e eficiência. Obteve, em 1998, um fator de disponibilidade do parque gerador de 91%, que representa um recorde nos últimos 20 anos.



USINA HIDRELÉTRICA SALTO OSÓRIO
COMPORTAS E VERTEDOURO
QUEDAS DE IGUAÇU-PR

SALTO OSÓRIO HYDROELECTRIC POWER PLANT
GATES AND SPILLWAY
QUEDAS DE IGUAÇU-PR

PRODUCTION

The electricity consumer market, in which the generating facilities of the Company are located, covers an area that housing 64% of the Brazilian population who are responsible for 81% of the Gross Domestic Product - GDP.

GERASUL clients include the distribution companies CEEE, AES SUL, RGE, CELESC and ENERSUL, (all of which were previous clients), and FURNAS the federally owned generation and transmission Company servicing the Southeast region of Brazil. The diversification of clients is a result of the philosophy by which the Initial Contracts were made.

The Company's generating facilities as of December 31, 1998 consisted of:

GENERATING UNITS	LOCATION	NOMINAL CAPACITY (MW)
Hydroelectric power stations		
Salto Santiago	Rio Iguaçu (PR)	1.420
Salto Osório	Rio Iguaçu (PR)	1.078
Passo Fundo	Rio Passo Fundo (RS)	220
Total		**2.724**
Thermoelectric power stations		
Complexo Jorge Lacerda	Capivari de Baixo (SC)	857
Charqueadas	Charqueadas (RS)	72
Alegrete	Alegrete (RS)	66
Total		**995**
Total		**3.719**

GERASUL main objective is to serve the market with increasing quality, reliability and efficiency. In 1998, the availability factor of the generating facilities was 91%, establishing a record for the last 20 years.



USINA HIDRELÉTRICA SALTO SANTIAGO
GALERIA DE MÁQUINAS
SAUDADE DO IGUAÇU-PR

SALTO SANTIAGO HYDROELECTRIC POWER PLANT
MACHINERY GALLERY
SAUDADE DO IGUAÇU-PR

PRODUÇÃO

Promoveu também a repotencialização de algumas de suas unidades produtoras, o que possibilitou um acréscimo de 31 MW à sua capacidade instalada.

Em maio de 1998, a GERASUL assinou com a Companhia de Interconexão Energética S.A. - CIEN a compra de 300 MW oriundos do mercado argentino. Esta energia estará disponível a partir de março de 2000, com a entrada em operação do sistema de interligação com a Argentina.

A energia garantida pelo parque gerador da Companhia para 1998 foi de 2.290 MW médios, e o suprimento ao mercado totalizou 23.465 GWh, distribuídos pelos seus clientes conforme tabela a seguir:

PARTICIPAÇÃO DO SUPRIMENTO NO CONSUMO

ÁREA	SUPRIMENTO DA GERASUL - GWh	PARTICIPAÇÃO NO CONSUMO TOTAL (%)
MS	1.680	67,1
PR	160	1,1
SC	7.297	68,6
RS	6.459	38,1
Mercado Sul	15.596	34,7
Mercado Sudeste	7.869	4,4
Geral	23.465	10,5

A geração foi de 19.584 GWh, sendo 81,8% de origem hidráulica e 18,2% de origem térmica. A Companhia adquiriu no sistema interligado 6.215 GWh. A diferença entre a geração acrescida da energia adquirida e o suprimento ao mercado representa o consumo próprio e perdas no sistema de transmissão, de responsabilidade da Companhia.



USINA HIDRELÉTRICA PASSO FUNDO

BARRAGEM E VERTEDOURO

ENTRE RIOS DO SUL-RS

PASSO FUNDO HYDROELECTRIC POWER PLANT

DAM AND SPILLWAY

ENTRE RIOS DO SUL-RS

PRODUCTION

GERASUL also increased by 31 MW the installed capacity of its production units.

In May 1998, GERASUL signed a contract with Companhia de Interconexão Energética S.A. - CIEN for the purchase of 300 MW from neighboring Argentina. This electricity will be available as from March 2000, when the system of interconnection with Argentina will commence operation.

The electricity insured by the generating facilities of the Company in 1998 was 2,290 MW and the supply to the market totaled 23,465 GWh, distributed among its clients as follows:

SUPPLY SHARE IN CONSUMPTION

AREA	SUPPLY OF GERASUL GWH	SHARE (%) IN TOTAL CONSUMPTION
MS	1.680	67,1
PR	160	1,1
SC	7.297	68,6
RS	6.459	38,1
South Market	15.596	34,7
Southest Market	7.869	4,4
General	23.465	10,5

The generation was 19,584 GWh: 81.8% from hydro sources and 18.2% thermal. The Company acquired 6,215 GWh through the interconnected system. The difference between the generation plus electricity purchased and the supply to the market represents the Company own consumption and losses on the transmission system. These amounts are the responsibility of the Company.



USINA TERMELÉTRICA JORGE LACERDA A E B

CAPIVARI DE BAIXO-SC

JORGE LACERDA THERMOELECTRIC A AND B

CAPIVARI DE BAIXO-SC



"Nosso desafio é tornar a empresa competitiva para assegurar o cumprimento da missão"

"Our challenge is to make the company competitive, to insure that it fulfills its mission"



RECURSOS HUMANOS

O quadro de pessoal da Companhia, em 31 de dezembro de 1998, era constituído de 1.227 empregados. No decorrer do ano ocorreram 141 desligamentos e 105 admissões, sendo estas referentes a operadores de usina.

As ações de treinamento e desenvolvimento de pessoal tiveram como objetivo o ajustamento de normas e processos à realidade de uma empresa focada na geração de energia elétrica, com 3.234 participações de empregados, totalizando 145.368 homens/horas treinados, ou seja, 118 horas/ano por empregado.

A Companhia investiu significativamente, ao longo do exercício, em benefícios sociais para seus empregados e familiares, através de programas nas áreas social, de saúde e de alimentação, além de aderir, como patrocinadora, à Fundação Eletrosul de Previdência Social - ELOS, que mantém um plano de seguridade social, complementar à Previdência Social oficial.

Também é importante destacar a geração de empregos indiretos através de investimentos da Companhia em obra de grande porte, com destaque para a construção das usinas hidrelétricas de Itá e de Machadinho.



USINA HIDRELÉTRICA SALTO OSÓRIO
SALA DE CONTROLE
QUEDAS DE IGUAÇU-PR

SALTO OSÓRIO HYDROELECTRIC POWER PLANT
CONTROL ROOM
QUEDAS DE IGUAÇU-PR

INFORMÁTICA

A Companha definiu como meta viabilizar a sua infra-estrutura de informática.

Foi efetuada a separação física dos ambientes de redes, Intranet e automação de escritório, tornando a Companhia autônoma em microinformática.

Para substituir a dependência de equipamentos de grande porte de propriedade de terceiros e operados através de contrato de serviço, foi efetuada a avaliação e seleção de softwares de gestão empresarial disponíveis no mercado, culminando com a assinatura de um contrato de licença de uso e serviço de consultoria com a Oracle do Brasil, mais indicado às necessidades da Companhia. Sua implantação deverá ocorrer no exercício de 1999.

Um terceiro projeto tratou das ações a serem implementadas em função do "BUG do ano 2000" e teve como objetivo identificar os possíveis problemas e equacionar as soluções, sendo as atividades previstas para o período integralmente cumpridas.

HUMAN RESOURCES

In December 31, 1998, the Company counted on 1,227 employees. In the course of the year, 141 employees left the Company and 105 were hired. The people hired are primarily power station operators.

The personnel training and development program was intended to adjust policies and procedures to the reality of a Company engaged in electricity generation. 3,234 employees participated in this training and development program, for a total of 145,368 hours of training, or 118 hours/year per employee.

Throughout the year the Company invested substantially in social benefits for the employees and their families, through welfare, health and nutrition programs. Additionally, the Company provides a social security plan through the Fundação Eletrosul de Previdência Social (ELOS) in order to supplement the social security system provided by the government.

It is also important to point out that the Company is creating new opportunities for indirect employment through its high profile projects, specially considering the construction of the hydroelectric power stations of Itá and Machadinho.



USINA HIDRELÉTRICA SALTO SANTIAGO
SALA DE CONTROLE
SAUDADE DO IGUAÇU-PR

SALTO SANTIAGO HYDROELECTRIC POWER PLANT
CONTROL ROOM
SAUDADE DO IGUAÇU-PR

INFORMATION TECHNOLOGY

The Company defined as a goal the implementation of a viable information technology infrastructure.

The network environment, Intranet and office automation were physically separated and as a result, the microcomputer system became independent.

In order to eliminate the dependence on large equipment owned by third parties and operated by service contracts, the Company carried out an evaluation and selection of business management software available in the market. Following this, the Company entered a contract with Oracle do Brasil, for consulting services and use of software, under a license agreement, that best suits the Company needs. The implementation of the new software shall occur in 1999.

Another project dealt with the actions to be taken regarding the "millenium bug" in the year 2000, with the purpose of addressing possible problems and provide solutions. The activities scheduled for the period were completely fulfilled.

ASPECTOS ECONÔMICO-FINANCEIROS

O desempenho econômico-financeiro da GERASUL em 1998 foi afetado por um conjunto de ajustes contábeis e operacionais realizados ao longo do período, pelo impacto da variação da cesta de moedas que formam o passivo da Companhia e pelo acréscimo de receitas decorrentes da assinatura dos Contratos Iniciais.

A par dos ajustes relacionados ao processo de constituição da Companhia, o primeiro trimestre do período foi afetado pelo provisionamento de R$ 14,7 milhões para fazer face ao aumento de despesas com a Fundação Eletrosul de Previdência e Assistência Social - ELOS, que foi motivado pela conversão de aposentadorias especiais em aposentadorias por tempo de serviço.

No segundo trimestre do ano a Companhia beneficiou-se da reversão de provisões antes constituídas para atender contingências de exercícios anteriores que deixaram de existir. Essa reversão representou um acréscimo de R$ 71,9 milhões ao resultado do período.

O segundo semestre foi marcado por algumas ações administrativas da nova controladora, que resultaram na constituição de provisões diversas. Foram constituídas provisões adicionais para conversão de aposentadorias especiais em aposentadorias por tempo de serviço, de empregados em atividade, o que representou um acréscimo de R$ 10,8 milhões às provisões já constituídas em março. Adicionalmente, a GERASUL formou provisões no valor de R$ 6,2 milhões para fazer frente a contingências de natureza civil, trabalhista e comercial.

Cerca de R$ 18 milhões foram provisionados no mesmo período para as manutenções programadas do parque gerador da Companhia. Foi provisionada, também, a quantia de R$ 5,4 milhões para perdas na realização de concessões a licitar relativamente à Usina de Barra Grande e de R$ 24,3 milhões, relacionada ao programa de reestruturação administrativa a ser implementado ao longo de 1999.

O segundo semestre do ano foi impactado por dois outros fatos importantes. Nos quatro meses finais houve um acréscimo médio de cerca de 17 % na receita da Companhia em decorrência da assinatura dos Contratos Iniciais. De outro lado, os empréstimos em moeda estrangeira, que representam 41 % do total, foram afetados pela variação da cesta de moedas, que teve um aumento ponderado de 6,09% no semestre, o que comprometeu parcialmente o acréscimo de receita citado anteriormente.

O resultado de 1998 foi fortemente afetado pelo peso das despesas financeiras, que totalizaram R$ 167 milhões. Ao final, o resultado do serviço, no valor de R$ 161,5 milhões, transformou-se em prejuízo operacional de R$ 5,5 milhões, que após os efeitos tributários resultou em lucro de R$ 10,1 milhões. Consoante a política de participação nos resultados da Companhia, deverão ser distribuídos aos empregados R$ 2,5 milhões, remanescendo um lucro líquido de R$ 7,6 milhões.

Está sendo proposta, à Assembléia Geral, a distribuição de dividendos à razão de 25% do lucro líquido ajustado nos termos da legislação societária.

FINANCIAL-ECONOMIC ASPECTS

The financial-economic performance of GERASUL in 1998 was affected by a series of accounting and operational adjustments made, in the course of the period, by the variation of the currencies that make up the liabilities of the Company and by the increase in revenues from the Initial Contracts.

As a consequence of the adjustments made in connection with the incorporation of the Company, the first quarter of the year was affected by the provision of R$14.7 million to cover the increase in expenses with Fundação Eletrosul de Previdência e Assistência Social - ELOS, which was caused by the conversion of the special retirement plans into service-length retirement plans.

In the second quarter, the Company benefited from the reversal of provisions for contingencies from previous terms, that no longer exist. This adjustment represented an increase of R$71.9 million in the results for the period.

The second half of the year was marked by some management actions by the new Parent Company that resulted in several provisions. Additional provisions were created in order to convert special retirement plans into service-length retirement plans for active employees, this represented an increase of R$10.8 million in the provisions already created in March. Additionally, GERASUL created provisions amounting to R$6.2 million to cover contingencies of a civil, labor and commercial nature.

Approximately R$18 million was accrued in the same period for the scheduled maintenance of the Company generating facilities. Also, R$5.4 million was accrued for losses in concessions to be auctioned for Barra Grande and the amount of R$24.3 million, for the management restructuring program to be implemented during 1999.

The second half of the year was affected by two other significant events. In the last four months of 1998, there was an average increase of about 17% in the Company income as a result of the Initial Contracts. On the other hand, the loans in foreign currency, representing 41% of the total, were affected by the exchange rate variations that increased 6.09% in the semester, thus partially offsetting the increase in the above mentioned income.

The 1998 result was strongly affected by the burden of the financial expenses that totaled R$167 million. Consequently, the R$161.5 million income from services turned into an operating loss of R$5.5 million that, after tax, resulted in a profit of R$10.1 million. Under the Company profit sharing policy, R$2.5 million shall be distributed among the employees, leaving a net profit of R$7.6 million.

The Company is proposing to the shareholders the distribution of dividends at the rate of 25% of adjusted net income in conformity with the Corporate Law.

AGRADECIMENTOS

Agradecemos aos nossos clientes, fornecedores e demais empresas, pela confiança depositada e pelos trabalhos desenvolvidos em parceria.

Somos gratos também aos nossos empregados, que tiveram papel importante no alcance dos resultados e que, no decorrer do exercício, a cada desafio enfrentado demonstraram dedicação e desprendimento.

Também são credores de nossos agradecimentos os poderes constituídos, as entidades do governo federal e as comunidades de nossa área de atuação, pela confiança depositada na equipe da GERASUL.

Florianópolis (SC), 11 de Fevereiro de 1999.

ACKNOWLEDGEMENTS

We would like to thank our clients, suppliers and collaborating companies for their support and the work developed in partnership.

We would also like to thank our employees who played an important role in the achievement of this year's results and, showed dedication and generosity in the face of each challenge that arose in the course of the term.

Our gratitude goes also to the authorities, federal government entities, and the people in the communities where we operate, for the trust placed in the GERASUL team.

Florianópolis, Santa Catarina, February 11, 1999.





DEMONSTRAÇÕES FINANCEIRAS

CENTRAIS GERADORAS DO SUL DO BRASIL S.A. - GERASUL

CNPJ Nº 02.474.103/0001-19

Companhia Aberta

BALANÇO PATRIMONIAL EM 31 DE DEZEMBRO DE 1998
(em milhares de reais)

ATIVO	Legislação Societária
CIRCULANTE	
Numerário disponível	589
Revendedores	60.394
Títulos e valores mobiliários e rendas	59.440
Créditos da conta consumo de combustível - CCC	12.288
Alienações e serviços em curso	1.042
Tributos e contribuições sociais a recuperar	2.544
Almoxarifado	5.487
Despesas pagas antecipadamente	2.272
Outros	1.707
	145.763
REALIZÁVEL A LONGO PRAZO	
Concessões a licitar	16.441
Depósitos vinculados a litígios	7.451
Créditos fiscais diferidos	220.708
Tributos e contribuições sociais a recuperar	6.609
Outros	2.788
	253.997
PERMANENTE	
Investimentos	1.610
Imobilizado	3.598.544
	3.600.154
TOTAL DO ATIVO	3.999.914

PASSIVO	Legislação Societária
CIRCULANTE	
Fornecedores	19.160
Folha de pagamento	3.688
Dividendos propostos	1.812
Participação de empregados	2.545
Empréstimos e financiamentos	164.101
Encargos de empréstimos e financiamentos	9.642
Tributos e contribuições sociais	33.161
Reserva global de reversão	7.223
Concessionário de energia elétrica	88
Obrigações estimadas	56.156
Provisão para contingências trabalhistas	14.014
Outros	10.624
	322.214
EXIGÍVEL A LONGO PRAZO	
Empréstimos e financiamentos	954.170
Encargos de empréstimos e financiamentos	13.496
Tributos e contribuições sociais	97.493
Obrigações estimadas	95.436
Provisões para contingências	157.765
Imposto de renda diferido	17.329
	1.335.689
Obrigações especiais	55.776
	1.391.465
PATRIMÔNIO LÍQUIDO	
Capital realizado	2.085.977
Reservas de capital	91.695
Reservas de lucros	5.818
Lucros acumulados	102.745
	2.286.235
TOTAL DO PASSIVO	3.999.914

As notas explicativas são parte integrante das demonstrações financeiras.

FINANCIAL STATEMENT

CENTRAIS GERADORAS DO SUL DO BRASIL S.A. - GERASUL

CNPJ N° 02.474.103/0001-19

BALANCE SHEET AT DECEMBER 31, 1998
(In thousands of reais)

ASSETS	Corporation legislation
CURRENT ASSETS	
Cash	589
Accounts receivable - Distributors	60,394
Marketable securities	59,440
Fuel consumption credits - CCC	12,288
Disposals and services in progress	1,042
Recoverable taxes and social contributions	2,544
Inventories	5,487
Prepaid expenses	2,272
Others	1,707
	145,763
LONG-TERM ASSETS	
Concessions in process of bidding	16,441
Judicial deposits	7,451
Deferred income tax	220,708
Recoverable taxes and social contribution	6,609
Others	2,788
	253,997
PERMANENT ASSETS	
Investments	1,610
Property, plant and equipment	3,598,544
	3,600,154
TOTAL	3,999,914

LIABILITIES	Corporation legislation
CURRENT LIABILITIES	
Suppliers	19,160
Salaries and wages	3,688
Dividends payable	1,812
Employees participation	2,545
Financial charges	9,642
Loans and financing	164,101
Taxes and social contributions	33,161
Global reversal reserve	7,223
Electric energy concessionaires	88
Accrued liabilities	56,156
Provision for contingencies	14,014
Others	10,624
	322,214
LONG-TERM LIABILITIES	
Loans and financing	954,170
Financial charges	13,496
Taxes and social contributions	97,493
Accrued liabilities	95,436
Provision for contingencies	157,765
Deferred income tax	17,329
	1,335,689
SPECIAL OBLIGATIONS	55,776
	1,391,465
SHAREHOLDERS' EQUITY	
Capital	2,085,977
Capital reserves	91,695
Income reserves	5,818
Retained earnings	102,745
	2,286,235
TOTAL	3,999,914

See notes to the financial statement.

DEMONSTRAÇÕES FINANCEIRAS

DEMONSTRAÇÃO DO RESULTADO
DO PERÍODO DE 11 MESES FINDO EM 31 DE DEZEMBRO DE 1998
(em milhares de reais)

	Legislação Societária
RECEITAS OPERACIONAIS	
Suprimento de energia elétrica	452.957
Subvenção combustível - CCC	126.596
Outras receitas	382
	579.935
DEDUÇÕES À RECEITA OPERACIONAL	
Reserva global de reversão e utilização do bem público	(9.773)
Impostos e contribuições sobre a receita	(15.042)
	(24.815)
RECEITA OPERACIONAL LÍQUIDA	555.120
DESPESAS OPERACIONAIS	
Pessoal	(46.875)
Material	(7.836)
Serviço de terceiro	(19.057)
Combustível para produção de energia elétrica - CCC	(126.596)
Compensação financeira pela utilização de recursos hídricos	(17.302)
Depreciação / amortização	(139.496)
Constituição / reversão de provisões operacionais	(22.910)
Outras despesas	(13.496)
	(393.568)
RESULTADO DO SERVIÇO	161.552
RECEITAS (DESPESAS) FINANCEIRAS	
Renda de aplicações financeiras	6.381
Encargos de dívidas	(85.545)
Encargos sobre tributos e contribuições sociais	(30.114)
Variações monetárias líquidas	(52.865)
Outras	(4.955)
	(167.098)
PREJUÍZO OPERACIONAL	(5.546)
RECEITA NÃO OPERACIONAL	42
DESPESA NÃO OPERACIONAL	(9.456)
	(9.414)
PREJUÍZO ANTES DOS TRIBUTOS	(14.960)
Contribuição social	6.094
Imposto de renda	19.041
LUCRO APÓS OS TRIBUTOS	10.175
Participações de empregados	(2.545)
LUCRO LÍQUIDO DO EXERCÍCIO	7.630
LUCRO POR LOTE DE MIL AÇÕES - R$	0,01

As notas explicativas são parte integrante das demonstrações financeiras.

DEMONSTRAÇÃO DAS ORIGENS E APLICAÇÕES DE RECURSOS
DO PERÍODO DE 11 MESES FINDO EM 31 DE DEZEMBRO DE 1998
(em milhares de reais)

	Legislação Societária
ORIGENS	
Das operações	
Lucro do período	7.630
Despesas (Receitas) que não afetam o capital circulante líquido:	
Depreciação e amortização	139.496
Juros de longo prazo	25.859
Variação monetária de longo prazo	37.908
Reversão/Provisão de longo prazo	(11.985)
Baixas do ativo permanente	9.414
De terceiros	
Financiamentos obtidos	51.922
Realizáveis a longo prazo transferidos para o circulante	4.454
Outras	37
TOTAL DAS ORIGENS	[illegible]
APLICAÇÕES	
No realizável a longo prazo	26.250
Em investimentos	166
Na aquisição do imobilizado	45.906
Em encargos financeiros e efeitos inflacionários, no imobilizado	6.403
Em dividendos propostos	1.812
Em exigíveis a longo prazo transferidos para o circulante	151.255
TOTAL DAS APLICAÇÕES	[illegible]
AUMENTO DO CAPITAL CIRCULANTE LÍQUIDO	[illegible]

DEMONSTRAÇÃO DA VARIAÇÃO DO CAPITAL CIRCULANTE LÍQUIDO

Ativo circulante	
No início do período	85.861
No fim do período	145.763
Passivo circulante	
No início do período	295.255
No fim do período	322.214

As notas explicativas são parte integrante das demonstrações financeiras.

DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO
DO PERÍODO DE 11 MESES FINDO EM 31 DE DEZEMBRO DE 1998
(em milhares de reais)

LEGISLAÇÃO SOCIETÁRIA

	CAPITAL SOCIAL REALIZADO	RESERVAS DE CAPITAL	RESERVAS DE LUCROS	LUCROS ACUMULADOS	TOTAL
SALDOS EM 01.02.98	2.085.977	-	-	-	[illegible]
Ajustes de exercícios anteriores	-	-	-	102.745	[illegible]
Remuneração de bens e direitos capital próprio	-	91.695	-	-	[illegible]
Lucro líquido do exercício	-	-	-	7.630	[illegible]
Destinação do lucro proposta a A.G.O.:					
- reserva legal	-	-	381	(381)	
- dividendos propostos					
PNA - R$0,0284229513; PNB - R$0,0213171429, ambas p/ lote de mil ações	-		-	(1.812)	
- reserva de retenção de lucros	-	-	5.437	(5.437)	-
SALDOS EM 31.12.98	2.085.977	91.695	5.818	102.745	[illegible]

As notas explicativas são parte integrante das demonstrações financeiras.

FINANCIAL STATEMENT

STATEMENT OF OPERATIONS FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 1998
(In thousands of reais)

	Corporation legislation
OPERATING REVENUE	
Electric energy supplied	452,957
Fuel subsidy - CCC	126,596
Other income	382
	579,935
DEDUCTIONS FROM OPERATING REVENUE	
Global reversal reserve and use of public property	(9,773)
Taxes and contributions on revenue	(15,042)
	(24,815)
NET OPERATING REVENUE	555,120
OPERATING EXPENSES	
Personnel	(46,875)
Material	(7,836)
Third-party services	(19,057)
Fuel for electric energy production	(126,596)
Payment for the use of hydric resources	(17,302)
Depreciation and amortization	(139,496)
Provision for reversal of contingencies	(22,910)
Other expenses	(13,496)
	(393,568)
INCOME FROM SERVICES	161,552
NET FINANCIAL INCOME	
Financial income	6,381
Net monetary variations	(52,865)
Financial expense	(85,545)
Financial charges on taxes and social contributions	(30,114)
Others	(4,955)
	(167,098)
OPERATING LOSS	(5,546)
NON-OPERATING INCOME	42
NON-OPERATING EXPENSES	(9,456)
	(9,414)
LOSS BEFORE TAXES	(14,960)
Social contribution	6,094
Income tax	19,041
INCOME AFTER TAXES	10,175
Employees participation	(2,545)
INCOME FOR THE PERIOD	7,630
INCOME PER THOUSAND SHARES R$	0,01

See notes to the financial statements.

STATEMENT OF SOURCE AND APPLICATION OF FUNDS FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 1998
(In thousands of reais)

	Corporation legislation
SOURCES OF FUNDS:	
From operations	
Net income for the period	7,630
Expenses (income) that do not effect net working capital	
Depreciation and amortization	139,496
Long-term monetary variation	37,908
Long-term interest	25,859
Long-term reversal of provisions net	(11,985)
Book value of permanent assets sold	9,414
	208,322
From third-parties	
Financing obtained	51,922
Long-term assets transferred to current assets	4,454
Others	37
	56,413
TOTAL SOURCES	264,735
APPLICATIONS OF FUNDS	
In long-term assets	26,250
In investments	166
In the acquisition of fixed assets	45,906
In financial charges and inflationary effects on fixed assets	6,403
Proposed dividends	1,812
In long-term liabilities transferred to current liabilities	151,255
TOTAL APPLICATIONS	231,792
INCREASE IN NET WORKING CAPITAL	32,943
CHANGES IN NET WORKING CAPITAL	
Current assets	
Beginning of period	85,861
End of period	145,763
	59,902
Current liabilities	
Beginning of period	295,255
End of period	322,214
	26,959
INCREASE IN NET WORKING CAPITAL	32,943

See notes to the financial statement

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 1998
(In thousands of reais)

	CORPORATION LEGISLATION				
	PAID-IN CAPITAL AUTHORIZED CAPITAL	CAPITAL RESERVES	INCOME RESERVES	RETAINED EARNINGS	TOTAL
BALANCES AT FEBRUARY 1, 1998	2,085,977				2,085,977
Prior year adjustments				102,745	102,745
Remuneration of assets	-	91,695	-	-	91,695
Net income for the period				7,630	7,630
Destination of net income:	-	-	-		
Legal reserve	-	-	381	(381)	-
Proposed dividends					
(preference A R$0,028422951 3; preference B R$0,021317 1429, both per 1000 shares)	-	-	-	(1,812)	(1,812)
Transfer to reserve	-	-	5,437	(5,437)	-
BALANCES AT DECEMBER 31, 1998	2,085,977	91,695	5,818	102,745	2,286,235

See notes to the financial statement.

CENTRAIS GERADORAS DO SUL DO BRASIL S.A. - GERASUL

CNPJ Nº 02.474.103/0001-19

Companhia Aberta

NOTAS EXPLICATIVAS ÀS DEMONSTRAÇÕES FINANCEIRAS EM 31 DE DEZEMBRO DE 1998

NOTA 1 - CONTEXTO OPERACIONAL

A Centrais Geradoras do Sul do Brasil S.A. - GERASUL, concessionária de uso de bem público, na condição de produtor independente, com sede em Florianópolis - SC, tem como atividade a geração e comercialização de energia elétrica.

Sua capacidade instalada é de 3.719 MW, dos quais 73,25% em usinas hidrelétricas e 26,75% em termelétricas, compostos pelo seguinte parque gerador em operação: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UTE Charqueadas (RS), UTE Alegrete (RS) e Complexo Termelétrico Jorge Lacerda (SC).

A Companhia foi constituída em 29 de janeiro de 1998, por deliberação da 118ª Assembléia Geral Extraordinária da Centrais Elétricas Brasileiras S. A. - ELETROBRÁS, que aprovou a cisão parcial daquela sociedade com versão de parcela de seu patrimônio, e funcionou como assembléia de constituição da Eletrobrás Geração S. A. - ELETROGER.

O patrimônio vertido à Companhia, correspondia ao investimento na GERASUL, constituída em 23 de dezembro de 1997 a partir de cisão parcial da Centrais Elétricas do Sul do Brasil S. A. - ELETROSUL, incluída no Programa Nacional de Desestatização - PND.

Em 29 de abril de 1998 a ELETROGER incorporou sua controlada GERASUL, com o patrimônio existente na data-base de 31 de janeiro de 1998. Na Assembléia Geral Extraordinária em que foi aprovada a operação de incorporação, os acionistas aprovaram, também, a alteração da denominação social da Companhia para Centrais Geradoras do Sul do Brasil S. A. - GERASUL, utilizada até então pela incorporada.

Em leilão realizado em 15 de setembro de 1998, na bolsa de Valores do Rio de Janeiro, a Empresa Tractebel Sul S. A. adquiriu o controle acionário da Companhia, representado por 227.095.639.468 ações ordinárias, que corresponde a 50,01% do capital votante e a 42,13% do capital total.

NOTA 2 - INCORPORAÇÃO DA CONTROLADA CENTRAIS GERADORAS DO SUL DO BRASIL S. A. - GERASUL

A Companhia incorporou integralmente o patrimônio existente em 31 de janeiro de 1998 em sua controlada, por deliberação da 1ª Assembléia Geral Extraordinária ocorrida em 29 de abril de 1998.

O patrimônio da Companhia, em 31 de janeiro de 1998, era composto dos seguintes elementos, antes da incorporação:

ATIVO	R$ mil	PASSIVO	R$ mil
PERMANENTE		**EXIGÍVEL A LONGO PRAZO**	
Investimento	2.099.675	Imposto de Renda Diferido	19.805
		PATRIMÔNIO LÍQUIDO	
		Capital Social	2.079.870
TOTAL DO ATIVO	2.099.675	**TOTAL DO PASSIVO**	2.099.675

O seguinte patrimônio foi absorvido pela Companhia na mencionada operação de incorporação:

ATIVO	R$ mil	PASSIVO	R$ mil
CIRCULANTE	85.861	CIRCULANTE	295.255
REALIZÁVEL A LONGO PRAZO	133.482	EXIGÍVEL A LONGO PRAZO	1.416.117
PERMANENTE	3.597.811	PATRIMÔNIO LÍQUIDO	2.105.782
TOTAL DO ATIVO	3.817.154	**TOTAL DO PASSIVO**	3.817.154

NOTA 3 - APRESENTAÇÃO DAS DEMONSTRAÇÕES FINANCEIRAS

Em decorrência da operação de incorporação ocorrida em 29.04.98 (vide Nota 1), o resultado apresentado em 31.12.98 está composto pelas transações ocorridas nos meses de fevereiro a dezembro de 1998, vinculados ao patrimônio incorporado na data-base 31.01.98, em função da correta divulgação dos dados econômicos.

No mês de janeiro de 1998 a Companhia, ainda sob a denominação de ELETROGER, apurou prejuízo de R$ 1.478.386 mil. Deste valor, R$ 1.458.581 mil são resultantes da equivalência patrimonial negativa da controlada, que teve seu patrimônio líquido reduzido em virtude de reconhecimento de itens extraordinários decorrentes, basicamente, de:

a) ajustes de ativos representativos de concessões a licitar, para realização nos termos da Lei nº 8.987/95;

b) ajuste no valor contábil da obra da Usina Termelétrica Jacuí I, determinado pelo Conselho Nacional de Desestatização - CND;

CENTRAIS GERADORAS DO SUL DO BRASIL S.A. - GERASUL

CNPJ Nº 02.474.103/0001-19

NOTES TO THE FINANCIAL STATEMENT FOR THE PERIOD ENDED DECEMBER 31, 1998

1 - OPERATIONAL CONTEXT

The Centrais Geradoras do Sul do Brasil S.A. - GERASUL, as independent power producer with headquarters in Florianópolis - SC, has as its principal activity the generation and sale of electric energy.

Its installed capacity is 3,719 MW, of which 73.25% is from hydroelectric plants and 26.75% from thermoelectric plants. It is composed of the following generating plants, in operation: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UTE Charqueadas (RS), UTE Alegrete (RS) and the Jorge Lacerda Thermoelectric Complex (SC).

The Company was formed on January 29, 1998 by decision of the 118st Special Meeting of Centrais Elétricas Brasileiras S.A. - ELETROBRÁS, which approved the creation of Eletrobrás Geração S.A. ELETROGER via the spin off of part of it's shareholders equity.

The shareholders' equity of ELETROBRÁS which was spun off, corresponded to the GERASUL investment, formed on December 23, 1997 arising from the partial separation of Centrais Elétricas do Sul do Brasil S.A. - ELETROSUL, included in the National Program for Privatization.

On April 29, 1998 ELETROGER merged with its subsidiary GERASUL, based on the shareholders' equity of January 31, 1998. In the shareholders' General meeting which approved the merger, the shareholders also approved the alteration of the legal name of the Company to Centrais Geradoras do Sul do Brasil S.A. - GERASUL, used until then by the merged company.

In the privatization auction realized on September 15, 1998 at the Rio de Janeiro Stock Exchange - BVRJ, Tractebel Sul S.A. acquired control of the Company, represented by 227.095.639.468 ordinary shares, which corresponds to 50.01% of the voting capital and 42.13% of the total capital.

2 - CENTRAIS GERADORAS DO SUL S.A. - GERASUL SUBSIDIARY INCORPORATION

The Company fully incorporated the shareholders' equity existing on January 31, 1998 in it's subsidiary, GERASUL, based on the decision of the First Shareholders' General Meeting, which occurred on April 29, 1998.

The Company's shareholders' equity, on January 31, 1998, before the merger was composed of the following:

ASSETS	R$ 000	LIABILITIES	R$ 000
PERMANENT		**LONG-TERM LIABILITIES**	
Investments	2,099,675	Deferred income tax	19,805
		SHAREHOLDERS' EQUITY	
		Share capital	2,079,870
TOTAL ASSETS	2,099,675	**TOTAL LIABILITIES**	2,099,675

The following shareholders' equity of GERASUL was absorbed by the Company in the merger operation:

ASSETS	R$000	LIABILITIES	R$000
CURRENT ASSETS	85,861	CURRENT LIABILITIES	295,255
LONG-TERM ASSETS	133,482	LONG-TERM LIABILITIES	1,416,117
PERMANENT ASSETS	3,597,811	SHAREHOLDERS' EQUITY	2,105,782
TOTAL ASSETS	3,817,154	**TOTAL LIABILITIES**	3,817,154

3 - PRESENTATION OF THE FINANCIAL STATEMENT

Because of the merger operation that took place on April 29, 1998 (see note 1), the income statement presented as of December 31, 1998 consists of transactions from February to December, 1998, arising from the assets acquired on the base date of January 31, 1998.

In January 1998, when the corporate name was still ELETROGER, the Company incurred a loss of R$1,478,386 thousand. From this amount, R$1,458,581 thousand resulted from a negative equity adjustment by the subsidiary which had its net assets reduced because of the recognition of extraordinary items, which resulted basically from:

a) Adjustment of assets corresponding to concessions to bid, in accordance with the terms of Law Nº 8,987/95;

b) Adjustment in the accounting value of the Thermo-electric Station Jacuí I, as established by the National Privatization Council CND;

c) reconhecimento de contingências tributárias, trabalhistas, cíveis e comerciais;

d) provisionamento de insuficiência de reservas matemáticas da Fundação Eletrosul de Previdência e Assistência Social - ELOS.

Considerando que esse prejuízo foi integralmente absorvido com a conseqüente redução do Capital Social da Companhia, o mesmo não está sendo apresentado na Demonstração do Resultado do Exercício.

À exceção do imposto de renda diferido sobre o lucro inflacionário transferido da ELETROBRÁS na operação de cisão, todos os elementos patrimoniais da Companhia referem-se ao patrimônio vertido da controlada na operação de incorporação (vide Nota 2). Por esta razão e com o objetivo de propiciar a verificação da evolução patrimonial, está sendo apresentado, a seguir, o Balanço Patrimonial resumido da Companhia, em 31.12.98, comparativamente com o da sociedade incorporada, em 31.12.97:

	R$ mil	
ATIVO	1998	1997
CIRCULANTE		
Revendedores	60.394	37.091
Títulos e valores mobiliários e rendas	59.440	-
Créditos da conta consumo de combustível - CCC	12.288	15.159
Outros	13.641	12.876
	145.763	65.126
REALIZÁVEL A LONGO PRAZO		
Concessões a licitar	16.441	20.830
Créditos fiscais diferidos	220.708	93.205
Outros	16.848	17.084
	253.997	131.119
PERMANENTE		
Investimentos	1.610	1.847
Imobilizado	3.598.544	3.593.188
	3.600.154	3.595.035
TOTAL DO ATIVO	3.999.914	3.791.280
PASSIVO		
CIRCULANTE		
Fornecedores	19.160	15.174
Empréstimos, financiamentos e encargos	173.743	136.575
Tributos e contribuições sociais	33.161	30.347
Concessionário de energia elétrica	88	36.275
Obrigações estimadas	56.156	25.498
Outros	39.906	35.907
	322.214	279.776
EXIGÍVEL A LONGO PRAZO		
Empréstimos, financiamentos e encargos	967.666	999.862
Tributos e contribuições sociais	97.493	73.745
Obrigações estimadas e provisões para contingências	253.201	281.215
Imposto de renda diferido	17.329	-
	1.335.689	1.354.822
OBRIGAÇÕES ESPECIAIS	55.776	52.228
	1.391.465	1.407.050
PATRIMÔNIO LÍQUIDO		
Capital realizado	2.085.977	667.884
Reservas de capital	91.695	1.436.570
Reservas de lucros	5.818	-
Lucros acumulados	102.745	-
	2.286.235	2.104.454
TOTAL DO PASSIVO	3.999.914	3.791.280

A comparabilidade das demais demonstrações financeiras fica prejudicada em virtude do exercício social anterior, da sociedade incorporada, compreender somente o mês de dezembro de 1997. Contudo, estão sendo apresentadas as Demonstrações do Resultado do Exercício e das Origens e Aplicações de Recursos, ambas "Pro-Forma", relativamente ao exercício de 1998, com a inclusão das operações do mês de janeiro ocorridas naquela sociedade:

DEMONSTRAÇÃO DO RESULTADO DO EXERCÍCIO FINDO EM 31 DE DEZEMBRO DE 1998 PRO-FORMA
(em milhares de reais)

	Legislação Societária
RECEITAS OPERACIONAIS	
Suprimento de energia elétrica	491.881
Subvenção combustível - CCC	139.337
Outras receitas	415
	631.633
DEDUÇÕES À RECEITA OPERACIONAL	(26.984)
RECEITA OPERACIONAL LÍQUIDA	604.649
DESPESAS OPERACIONAIS	
Pessoal	(51.566)
Combustível para produção de energia elétrica - CCC	(139.337)
Compensação financeira pela utilização de recursos hídricos	(18.773)
Depreciação / amortização	(152.226)
Constituição / reversão de provisões operacionais	(27.615)
Outras despesas	(47.613)
	(437.130)
RESULTADO DO SERVIÇO	167.519
RECEITAS (DESPESAS) FINANCEIRAS	
Rendas de aplicações financeiras	6.381
Encargos de dívidas	(94.009)
Encargos sobre tributos e contribuições sociais	(31.730)
Variações monetárias líquidas	(55.275)
Outras	(6.460)
	(181.093)
PREJUÍZO OPERACIONAL	(13.574)
RESULTADO NÃO OPERACIONAL	(9.399)
PREJUÍZO ANTES DOS TRIBUTOS	(22.973)
Contribuição social	6.613
Imposto de renda	20.619
LUCRO APÓS OS TRIBUTOS	4.259
Participações de empregados	(2.545)
LUCRO LÍQUIDO DO EXERCÍCIO	1.714
LUCRO LÍQUIDO POR LOTE DE MIL AÇÕES - R$	0,0032

DEMONSTRAÇÃO DAS ORIGENS E APLICAÇÕES DE RECURSOS DO EXERCÍCIO FINDO EM 31 DE DEZEMBRO DE 1998 PRO-FORMA
(em milhares de reais)

	Legislação Societária
ORIGENS	
Das operações	
Lucro do período	1.714
Despesas (receitas) que não afetam o capital circulante líquido:	
Depreciação e amortização	152.226
Juros de longo prazo	27.508
Variação monetária de longo prazo	38.958
Reversão/Provisão de longo prazo	(6.293)
Baixas do ativo permanente	9.400
	223.513
De terceiros	
Financiamentos obtidos	56.304
Realizáveis a longo prazo transferidos para o circulante	4.454
Outras	52
	60.810
TOTAL DAS ORIGENS	284.323
APLICAÇÕES	
No realizável a longo prazo	28.492
Em investimentos	168
Na aquisição do imobilizado	49.074
Em encargos financeiros e efeitos inflacionários, no imobilizado	6.722
Em dividendos propostos	1.812
Em exigíveis a longo prazo transferidos para o circulante	159.856
TOTAL DAS APLICAÇÕES	246.124
AUMENTO DO CAPITAL CIRCULANTE LÍQUIDO	38.199
DEMONSTRAÇÃO DA VARIAÇÃO DO CAPITAL CIRCULANTE LÍQUIDO	
Ativo circulante	
No início do período	65.126
No fim do período	145.763
	80.637
Passivo circulante	
No início do período	279.776
No fim do período	322.214
	42.438
	38.199

c) Recognition of tax, labour, civil and commercial contingencies;

d) Accrual of the insufficiency of mathematical reserves in the Eletrosul Foundation for Social Care ELOS.

This loss was fully absorbed, resulting in the reduction of the Company's capital. As a result it is not being shown in the income statement.

With the exception of the income tax deferred on the inflation gain transferred from the ELETROBRÁS' spin-off, all the Company's assets relate to the equity value conveyed from subsidiary in the merger operation (see Note 2). For this reason and with a view to providing an overview of comparative amounts, a summarized balance sheet of the Company at December 31, 1998 and of the subsidiary's balance sheet at December 31, 1997 follow:

ASSETS	1998 R$000	1997 R$000
CURRENT ASSETS		
Accounts receivable Distributors	60,394	37,091
Marketable securities	59,440	
Fuel consumption credits CCC	12,288	15,159
Others	13,641	12,876
	145,763	65,126
LONG-TERM ASSETS		
Concessions in process of bidding	16,441	20,830
Deferred income tax	220,708	93,205
Others	16,848	17,084
	253,997	131,119
PERMANENT ASSETS		
Investments	1,610	1,847
Property, plant and equipment	3,598,544	3,593,188
	3,600,154	3,595,035
TOTAL	3,999,914	3,791,280

LIABILITIES		
CURRENT LIABILITIES		
Suppliers	19,160	15,174
Loans and financing and financial charges	173,743	136,575
Taxes and social contributions	33,161	30,347
Electric energy concessionaires	88	36,275
Accrued liabilities	56,156	25,498
Others	39,906	35,907
	322,214	279,776
LONG-TERM LIABILITIES		
Loans and financing and financial charges	967,666	999,862
Taxes and social contributions	97,493	73,745
Accrued liabilities and provision for contingencies	253,201	281,215
Deferred income tax	17,329	-
	1,335,689	1,354,822
SPECIAL OBLIGATIONS	55,776	52,228
	1,391,465	1,407,050
SHAREHOLDERS' EQUITY		
Capital share issued	2,085,977	667,884
Capital reserves	91,695	1,436,570
Income reserves	5,818	-
Retained earnings	102,745	-
	2,286,235	2,104,454
TOTAL	3,999,914	3,791,280

The comparability of the financial information is impaired because the previous financial year of the merged company consisted of December 1997 only. However, the income statement and the sources and application of funds statement, regarding 1998, both "proforma", are shown as follows, including the Company's operations of January.

STATEMENT OF INCOME AND EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 1998
PROFORMA

	Corporation Legislatoin R$000
OPERATING REVENUE	
Electric energy supplied	491,881
Fuel subsidy CCC	139,337
Other income	415
	631,633
DEDUCTIONS FROM OPERATING REVENUE	(26,984)
NET OPERATING REVENUE	604,649
OPERATING EXPENSES	
Personnel	(51,566)
Fuel for electric energy production	(139,337)
Payment for the use of hydric resources	(18,773)
Depreciation and amortization	(152,226)
Provision/reversal for contingencies	(27,615)
Other expenses	(47,613)
	(437,130)
INCOME FROM SERVICE	167,519
FINANCIAL INCOME (EXPENSE)	
Financial Income	6,381
Net monetary variation	(55,275)
Financial expense	(94,009)
Financial charges on taxes and social contributions	(31,730)
Others	(6,460)
	(181,093)
OPERATING LOSS	(13,574)
NON-OPERATING EXPENSE, NET	(9,399)
LOSS BEFORE TAXES	(22,973)
Social contribution	6,613
Income tax	20,619
INCOME AFTER TAXES	4,259
Employees participation	(2,545)
NET INCOME FOR THE YEAR	1,714
NET INCOME PER SHARE R$	0,0032

STATEMENTS OF SOURCE AND APPLICATION OF FUNDS
FOR THE YEAR ENDED DECEMBER 31, 1998
PROFORMA

SOURCES OF FUNDS:	Corporation Legislatoin R$000
From operations	
Net income for the year	1,714
Expenses (income) that do not effect net working capital:	
Depreciation and amortization	152,226
Long-term interest	27,508
Long-term monetary variation	38,958
Long-term reversal/provision	(6,293)
Book value of permanent assets sold	9,400
	223,513
From third-parties	
Financing obtained	56,304
Long-term assets transferred to current assets	4,454
Others	52
	60,810
TOTAL SOURCES	284,323
APPLICATIONS OF FUNDS:	
In long-term assets	28,492
In investments	168
In the acquisition of fixed assets	49,074
In financial charges and inflationary effects on fixed assets	6,722
Proposed dividends	1,812
In long-term liabilities transferred to current liabilities	159,856
TOTAL APLICATIONS	246,124
INCREASE IN NET WORKING CAPITAL	38,199
CHANGES IN NET WORKING CAPITAL	
Current assets	
Beginning of year	65,126
End of year	145,763
	80,637
Current liabilities	
Beginning of year	279,776
End of year	322,214
	42,438
INCREASE IN NET WORKING CAPITAL	38,199

NOTA 4 - SUMÁRIO DAS PRINCIPAIS PRÁTICAS CONTÁBEIS

As demonstrações financeiras da Companhia encontram-se de acordo com a Lei das Sociedades por Ações, com as normas da Agência Nacional de Energia Elétrica - ANEEL e disposições complementares da Comissão de Valores Mobiliários - CVM, consoante as práticas contábeis descritas a seguir:

Reconhecimento dos efeitos inflacionários

Estão refletidos somente os efeitos das variações monetárias sobre ativos e passivos indexados em função de disposições legais e contratuais. Em conformidade com as disposições da Lei nº 9.249, de 26.12.95, a partir de janeiro de 1996 foi extinta a sistemática de correção monetária. Desta forma, os valores correspondentes ao ativo permanente, patrimônio líquido e obrigações especiais estão corrigidos somente até 31.12.95.

Critérios gerais de avaliação

a) Ativos circulante e realizável a longo prazo

Os materiais em estoque no almoxarifado estão registrados ao custo médio de aquisição, que não excede o valor de mercado;

os ativos indexados estão atualizados até a data do balanço.

b) Permanente

O imobilizado está registrado ao custo de aquisição ou construção. A depreciação está calculada pelo método linear, com base nas taxas anuais mencionadas na Nota 8-b, sendo debitada parte ao resultado do exercício e parte ao custo das ordens em curso, em função da utilização dos bens;

os encargos financeiros e efeitos inflacionários de empréstimos e financiamentos vinculados às obras em andamento estão agregados ao custo dos respectivos empreendimentos;

os juros sobre o capital próprio aplicado nas obras em andamento estão calculados à Taxa de Juros de Longo Prazo - TJLP e compõem o custo dos respectivos empreendimentos.

c) Passivos circulante e exigível a longo prazo

Os empréstimos e financiamentos e os encargos decorrentes, apropriados até a data do balanço, estão atualizados pelos índices contratuais (Ver Nota 10) e as demais obrigações da Companhia estão registradas pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos.

d) Resultado do período

As receitas e despesas estão registradas com observância do regime de competência dos exercícios.

NOTA 5 - REVENDEDORES

devedor	R$ mil 1998	1997
Centrais Elétricas do Sul do Brasil S. A. - ELETROSUL	23.697	33.147
AES SUL - Distribuidora Gaúcha de Energia S. A.	13.615	-
Rio Grande Energia S. A. - RGE	9.946	-
Furnas Centrais Elétricas S. A.	1.868	3.944
Empresa Energética de Mato Grosso do Sul S. A. - ENERSUL	5.624	-
Companhia Estadual de Energia Elétrica - CEEE	6.308	-
Faturamento Complementar	(664)	-
	60.394	37.091

As faturas emitidas pela Companhia são desdobradas em três parcelas iguais, com vencimento nos dias 15 e 25 do mês seguinte ao do suprimento e no dia 5 do segundo mês subseqüente.

NOTA 6 - CONCESSÕES A LICITAR

De acordo com os artigos 21 e 45 da Lei nº 8.987, de 13.02.95, os custos dos estudos e projetos em função de concessões autorizadas pelo Poder Concedente e de utilidade para a licitação, bem como os custos apropriados em obras para aproveitamento de potenciais hidráulicos, cujas concessões foram extintas, serão ressarcidos com os recursos decorrentes de futuras licitações.

A Composição desses ativos está demonstrada a seguir:

	R$ mil 1998	1997
Ilha Grande	-	483
Campos Novos	54.002	52.552
Barra Grande	5.356	5.356
	59.358	58.391
Provisão para perdas		
Campos Novos	(37.561)	(37.561)
Barra Grande	(5.356)	-
	(42.917)	(37.561)
	16.441	20.830

Tendo em vista que os custos relativos ao projeto Ilha Grande referem-se a terrenos que poderão ser alienados, sendo improvável a licitação da concessão por parte do Poder Concedente, o respectivo valor foi reclassificado para a rubrica "outros", também do ativo realizável a longo prazo.

NOTA 7 - CRÉDITOS FISCAIS DIFERIDOS

A Companhia constituiu, neste exercício, ativos fiscais diferidos sobre as diferenças temporárias dedutíveis e base negativa da contribuição social existentes em 31 de janeiro de 1998. O ativo constituído no valor de R$ 102.745 mil, foi considerado como ajuste de exercícios anteriores no Patrimônio Líquido, de forma a não afetar os tributos incidentes sobre o resultado do período.
Considerando, ainda, os ativos já existentes em 01.02.98 e aqueles constituídos em decorrência de fatos ocorridos neste exercício, o saldo em 31.12.98 está composto conforme segue:

R$ mil

	1998			1997		
natureza dos créditos	base	imposto de renda	contribuição social	base	imposto de renda	contribuição social
Diferença IPC/BTNF - Lei nº 8.200/91	-	-	-	35.890	8.972	-
Depreciações e baixas - Lei nº 8.200/91	59.882	14.971	-	59.882	14.971	-
Tributos - art. 7º, Lei nº 8.541/92	9.691	2.423	-	11.935	2.984	-
Provisão para fundo de pensão	94.271	23.568	7.542	82.613	20.653	6.609
Provisão para contingências	74.101	18.525	5.928	80.670	20.168	6.453
Provisão p/ perdas em concessões a licitar	42.917	10.729	3.433	37.561	9.390	3.005
Outras provisões	41.558	10.389	3.325	-	-	-
Prejuízo fiscal	61.442	15.360	-	-	-	-
Base negativa da contrib.social s/lucro	1.306.439	-	104.515	-	-	-
	1.690.301	95.965	124.743	308.551	77.138	16.067

Conforme mencionado na Nota 12, a Companhia registrou diversas provisões, sob o título de "Obrigações estimadas", o que contribuiu para elevar o diferimento dos ativos fiscais.

Estudos desenvolvidos pelo órgão de planejamento econômico-financeiro da Companhia indicam que os ativos diferidos pertinentes ao imposto de renda deverão ser utilizados até o ano de 2001 e os relativos à contribuição social, até o ano de 2009.

4 - SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES

The financial statements of the Company were prepared in accordance with the legislation applicable to corporations and with the standards of the National Electric Energy ANEEL, as described in the following accounting practices:

Recognition of inflationary effects

Only the effects of monetary variations on assets and liabilities indexed as a function of legal and contractual arrangements are reflected in the Company's financial statement. In compliance with the provisions of Law n° 9,249 of December 26, 1995, starting in January 1996, the monetary correction system was abolished. As a result, the amounts pertaining to the permanent assets, shareholders' equity and special obligations have not been adjusted since that date.

General valuation criteria

a) Current and long-term assets

Inventories are recorded at average actual cost or market, whichever is lower;

Indexed assets are updated to the date of the balance sheet.

b) Permanent assets

Fixed assets are recorded at acquisition or construction cost. Depreciation is calculated by the straight-line method, based on the annual rates mentioned in Note 8-b, a portion being charged to operating expenses for the year and a portion to construction-in-progress, depending on the asset use.

The financial charges and inflationary effects of loans and financing linked to construction in progress are added to the cost of the respective development.

The interest on own capital applied to construction in progress is calculated at the long-term interest rate (TJLP) and is included as part of the cost of the respective development.

c) Current and long-term liabilities

Loans and financing and the resulting charges, accrued to the date of the balance sheet, are updated by the contractual indices (see Note 10). The other obligations of the Company are recorded at known or calculable values and increased, when applicable, by the corresponding charges and monetary variations incurred.

d) Income and expenses for the period

Income and expenses are recorded using the accrual method of accounting.

5 - DISTRIBUTORS

	1998	1997
DEBTOR	R$000	R$000
Centrais Elétricas do Sul do Brasil S.A. ELETROSUL	23.697	33.147
AES SUL Distribuidora Gaúcha de Energia S.A.	13.615	
Rio Grande Energia S.A. RGE	9.946	
Furnas Centrais Elétricas S.A.	1.868	3.944
Empresa Energética de Mato Grosso do Sul S.A. ENERSUL	5.624	
Companhia Estadual de Energia CEEE	6.308	
Supplemental invoicing	(664)	
	60.394	37.091

The invoices issued by the Company are divided into three separete invoices and are due 15, 25 and 35 days after the month-end following the issue of the invoice.

6 - CONCESSIONS IN PROCESS OF BIDDING

Articles 21 and 45 of Law No 8,987 of February 13, 1995 state that the costs of the studies and projects arising from the concessions authorized by the granting authority, used in the bidding process, and related to the bidding, as well as construction costs related to projects with hydraulic potential in which concessions have been terminated, will be refunded using resources resulting from future biddings.

These assets are broken down as follows:

	R$000	
	1998	1997
Ilha Grande	-	483
Campos Novos	54,002	52,552
Barra Grande	5,356	5,356
	59,358	58,391
Loss Provision		
Campos Novos	(37,561)	(37,561)
Barra Grande	(5,356)	-
	(42,917)	(37,561)
	16,441	20,830

Since the cost regarding the Ilha Grande project refer to tracts of land that might be sold, and it is improbable that a concession will be granted, the respective amount was reclassified to the heading "Others", in long-term assets.

7 - DEFERRED INCOME TAX

During 1998, the Company constituted deferred tax assets on deductible temporary differences and on the negative basis of social contribution, existing on January 31, 1998. Assets accounted for in the amount of R$102,745 thousand, were considered as an adjustment of previous years and, as such, do not affect the tax on the year's results.

The balance on December 31, 1998 can be broken down as follows:

	R$000					
	1998			1997		
Nature of credits	Basis	Income Tax	Social Contrib	Basis	Income Tax	Social contrib
IPC/BTNF difference-Law No. 8,200/91	-	-	-	35,890	8,972	-
Depreciation and write-off Law No. 8,200/91	59,882	14,971	-	59,882	14,971	-
Taxes Art. 7th, Law No. 8,541/92	9,691	2,423	-	11,935	2,984	-
Provision for Pension Fund	94,271	23,568	7,542	82,613	20,653	6,609
Provision for contingencies	74,101	18,525	5,928	80,670	20,168	6,453
Provision for losses on concessions in process of bidding	42,917	10,729	3,433	37,561	9,390	3,005
Other provisions	41,558	10,389	3,325	-	-	-
Tax losses	61,442	15,360	-	-	-	-
Social contribution tax	1,306,439	-	104,515	-	-	-
	1,690,301	95,965	124,743	308,551	77,138	16,067

As mentioned in Note 12, the Company recorded several provisions, under the heading "Accrued Liabilities", which contributed to the increase in deferred tax credits.

Studies developed by the Company's economic-financial planning sector show that the deferred assets relevant to income tax should be utilized by the year 2001 and those assets relating to social contribution should be utilized by the year 2009.

NOTA 8 - ATIVO IMOBILIZADO

As principais informações a respeito do ativo imobilizado, são as seguintes:

a) composição

R$ mil

	1998			1997
	Custo Corrigido	Depreciação Acumulada	Imobilizado Líquido	Imobilizado Líquido
Imobilizações em Serviço				
Geração Hidráulica				
UHE Salto Santiago	640,851	372,372	268,479	287,896
UHE Salto Osório	286,777	177,823	108,954	118,298
UHE Passo Fundo	114,561	71,260	43,301	46,488
	1,042,189	621,455	420,734	452,682
Geração Térmica				
Complexo Jorge Lacerda	2,422,918	533,899	1,889,019	2,004,538
UTE Charqueadas	51,501	37,805	13,696	8,838
UTE Alegrete	7,135	6,935	200	404
	2,481,554	578,639	1,902,915	2,013,780
Sistema de Comunicação	1,624	399	1,225	-
Equipamentos Gerais	15,458	5.655	9,803	4,801
	3,540,825	1,206,148	2,334,677	2,471,263
Imobilizações em Curso				
Geração Hidráulica				
UHE Itá	1,056,555	-	1,056,555	920,440
UHE Machadinho	130,375	-	130,375	112,288
Outros	3,075	-	3,075	15,806
	1,190,005	-	1,190,005	1,048,534
Geração Térmica				
UTE Jacuí	67,123	-	67,123	65,540
UTE JL IV (custos retardatários)	2,793	-	2,793	4,023
Outros	3,200	-	3,200	3,828
	73,116	-	73,116	73,391
Outros	746	-	746	-
	1,263,867	-	1,263,867	1,121,925
	4,804,692	1,206,148	3,598,544	3,593,188

b) taxas de depreciação

Os bens em operação, integrantes da geração térmica, são depreciados a uma taxa de 5% ao ano. Os demais bens são depreciados a uma taxa de 3% ao ano.

c) Usina Termelétrica JACUÍ

A Companhia possui construções em andamento referentes ao projeto Jacuí. A Companhia tem até 14 de março de 1999, para se pronunciar sobre a sua decisão de concluir ou não o empreendimento. A Administração da Companhia ainda não decidiu sobre sua permanência no projeto, e como resultado não tem como estimar eventuais perdas quanto:
1) valor do ativo referente ao empreendimento;
2) aos passivos contingentes com fornecedores e outros envolvidos no projeto.

d) capacidade de recuperação através de operações futuras

A Companhia, com base em projeções preliminares de fluxo de caixa futuro descontado a valor presente, elaboradas internamente, avaliou que alguns ativos não serão recuperados pelas suas operações futuras. A Administração da Companhia não constituiu provisão para perda sobre estes ativos porque a expectativa é que, no conjunto, produzirão fluxo de caixa futuro positivo.

e) apropriação dos encargos financeiros e efeitos inflacionários

Os encargos financeiros e efeitos inflacionários vinculados a empréstimos e financiamentos, foram reconhecidos da seguinte forma:

	R$ mil
Encargos financeiros	
Apropriados no resultado	98.604
Transferidos para as imobilizações em curso	(13.059)
	85.545
Efeitos inflacionários	
Apropriados no resultado	47.813
Transferidos para as imobilizações em curso	(115)
	47.698

f) indisponibilidade dos bens

De acordo com os Decretos n° 41.019/57 e 2.003/96, e artigo 6° da Resolução ANEEL n° 318/98, os bens e instalações utilizados na produção, transmissão e distribuição de energia elétrica, são vinculados a esses serviços, não podendo os mesmos ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Poder Concedente.

NOTA 9 - DIVIDENDOS PROPOSTOS

A Administração da Companhia está propondo, para este exercício, a distribuição de 25% do lucro líquido ajustado nos termos da Lei das Sociedades por Ações e em consonância com o artigo 32 de seu Estatuto Social, conforme demonstrado a seguir:

	R$ mil
Lucro líquido do exercício	7,630
Reserva legal	(381)
Lucro líquido ajustado	7,249
Dividendos propostos	1,812

Dividendos propostos por lote de 1,000 ações :
Preferenciais classe A - R$ 0,0284229513
Preferenciais classe B - R$ 0,0213171429

Em face da prioridade de recebimento de dividendos prevista no artigo 4° do Estatuto Social, neste exercício não serão atribuídos dividendos às ações ordinárias.

NOTA 10 - EMPRÉSTIMOS E FINANCIAMENTOS

As principais informações a respeito dos empréstimos e financiamentos em moeda estrangeira e nacional são as seguintes:

a) Composição:

R$ mil

	1998					1997
	principal		encargos			
	circulante	longo prazo	circulante	longo prazo	total	total
Moeda Estrangeira						
Secr, Tesouro Nacional	26,948	361,901	3,335	7,359	399,543	385,501
Instituições financeiras	13,667	45,885	2,896	-	62,448	82,475
Fornecedores	-	-	-	-	-	4,508
	40,615	407,786	6,231	7,359	461,991	472,484
Moeda Nacional						
ELETROBRÁS	108,814	462,904	383	-	572,101	509,412
Instituições financeiras	593	64	4	-	661	1,838
Fornecedores	8,851	18,589	3,024	6,137	36,601	47,448
Fundação ELOS	5,228	64,827	-	-	70,055	105,255
	123,486	546,384	3,411	6,137	679,418	663,953
Total	164,101	954,170	9,642	13,496	1,141,409	1,136,437

b) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:

	1998			1997		
moeda	$	R$ mil	%	$	R$ mil	%
Dólar Americano - US$	245.146	296.308	64,14	252.752	282.172	59,72
Marco Alemão - DM	115.199	83.973	18,17	155.551	96.945	20,52
Libra Esterlina - L	40.738	81.710	17,69	50.523	93.367	19,76
		461.991	100.00		472.434	100,00

8 - PROPERTY, PLANT AND EQUIPMENT

Information regarding fixed assets is as follows:

a) Composition:

	R$000			
	1998			1997
Assets in Use	Corrected Cost	Accumulated Depreciation	Net Assets	Net Assets
Hydraulic Generation				
HES Salto Santiago	640,851	372,372	268,479	287,896
HES Salto Osório	286,777	177,823	108,954	118,298
HES Passo Fundo	114,561	71,260	43,301	46,488
	1,042,189	621,455	420,734	452,682
Thermal Generation				
Jorge Lacerda complex	2,422,918	533,899	1,889,019	2,004,538
TES Charqueadas	51,501	37,805	13,696	8,838
TES Alegrete	7,135	6,935	200	404
	2,481,554	578,639	1,902,915	2,013,780
Communication Systems	1,624	399	1,225	-
Equipment	15,458	5,655	9,803	4,801
	3,540,825	1,206,148	2,334,677	2,471,263
Construction-in-progress				
Hydraulic Generation				
HES Itá	1,056,555	-	1,056,555	920,440
HES Machadinho	130,375	-	130,375	112,288
Other	3,075	-	3,075	15,806
	1,190,005	-	1,190,005	1,048,534
Thermal Generation				
TES Jacuí	67,123	-	67,123	65,540
TES JL IV (additional costs)	2,793	-	2,793	4,023
Other	3,200	-	3,200	3,828
	73,116	-	73116	73,391
Other	746	-	746	-
	1,263,867		1,263,867	1,121,925
	4,804,692	1,206,148	3,598,544	3,593,188

b) Depreciation rates

The operating thermal generation assets, are depreciated at an annual rate of 5%. All other assets in use are depreciated at an annual rate of 3%.

c) Thermal-electric Station JACUÍ

The Company has construction-in-progress regarding the Jacuí project. The Company is required to declare by March 14, 1999 its decision whether to conclude the project. The Company's management has not yet decided if the project will be continued and, as a result, cannot assess eventual losses in respect of:

1) the values accounted for in respect of Jacuí
2) contingent liabilities with suppliers and others.

d) Capacity to recover depreciation through future operations

Based on preliminary future in-house cash flow projections, the Company estimated that the depreciation on some assets will not be recovered with future operations. The Company has not accrued for the loss on such assets because it expects that, when considering all of the Company's assets, the depreciation will be covered by cash flows.

e) Appropriation of financial charges and inflationary effects

The financial charges and inflationary effects arising from loans and financing were accounted for as follows:

	R$000
Financial charges	
Included in the results of operations	98,604
Transferred to construction-in-progress	(13,059)
	85,545
Inflationary effects	
Included in the results of operations	47,813
Transferred to construction-in-progress	(115)
	47,698

f) Utilisation of assets

In accordance with Decrees Nos. 41.019/57 and 2.003/96, and Article 6 of Resolution ANEEL No. 318/98, the assets and installations utilized in the production, transmission and distribution of electric energy, are linked to these services, and cannot be removed, sold, ceded or given in guarantee of a loan without the previous written authorization of ANEEL.

9 - PROPOSED DIVIDENDS

The Company proposed the distribution of 25% of the net income, adjusted in conformity with the terms of the Brazilian Companies act and in accordance with Article 32 of its By-laws, as follows:

	R$000
Net income for the year	7,630
Legal reserve	(381)
Adjusted net income	7,249
Proposed dividends	1,812

Dividends proposed per 1000 shares:
Preference shares A R$0,0284229513
Preference shares B R$0,0213171429

Due to the priority of preference shares in respect of dividends, in accordance with article 4 of the statutes, no dividends are being paid to the ordinary shareholders in respect of 1998.

10 - LOANS AND FINANCING

The principal details regarding loans and financing in both foreign and local currency are:

a) Composition

	R$000					
	1998					1997
	Principal		Financial Charges			
	Current	Long-term	Current	Long-term	Total	Total
Foreign currency						
National Treasury	26,948	361,901	3,335	7,359	399,543	385,501
Financial institutions	13,667	45,885	2,896	-	62,448	82,475
Suppliers	-	-	-	-	-	4,508
	40,615	407,786	6,231	7,359	461,991	472,484
Local currency						
ELETROBRÁS	108,814	462,904	383	-	572,101	509,412
Financial institutions	593	64	4	-	661	1,838
Suppliers	8,851	18,589	3,024	6,137	36,601	47,448
Elos Foundation	5,228	64,827	-	-	70,055	105,255
	123,486	546,384	3,411	6,137	679,418	663,953
	164,101	954,170	9,642	13,496	1,141,409	1,136,437

b)The total amount owed in the respective foreign currencies, including financial charges, is as follows:

	R$ 000					
	1998			1997		
Currency	thousand	R$000	%	thousand	R$000	%
US$	245,146	296,308	64,14	252,752	282,172	59,72
DM	115,199	83,973	18,17	155,551	96,945	20,52
L	40,738	81,710	17,69	50,523	93,367	19,76
		461,991	100,00		472,484	100,00

c) Os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:

	R$ mil	
	1998	1997
1999	-	132.017
2000	90.882	62.173
2001	95.318	86.659
2002	70.284	83.968
2003	77.938	69.582
2004	95.970	82.457
Após 2004 até 2024	537.274	483.006
	967.666	999.862

d) Os empréstimos e financiamentos estão sujeitos a encargos, a taxas fixas e flutuantes, assim distribuídas:

Mercado Interno

Taxas fixas de 6,00% a 12,00% a.a. (1997, de 6,00% a 11,70% a.a.)
Taxas flutuantes de 9,89% a 18,06% a.a. (1997, de 9,16% a 10,79% a.a., prefixada para 30 dias)

Mercado Externo

Taxas fixas de 3,00% a 12,50% a.a. (1997, de 3,00% a 26,15% a.a.)
Taxas flutuantes de 3,98% a 8,16% a.a. (1997, de 3,49% a 7,61% a.a.)

NOTA 11 - TRIBUTOS E CONTRIBUIÇÕES SOCIAIS

Grande parte dos tributos e contribuições sociais devidos pela Companhia encontra-se parcelada pelos órgãos arrecadadores. A composição dos tributos e contribuições sociais em 31 de dezembro de 1998 é a seguinte:

	R$ mil					
	1998				1997	
	parcelas vincendas	circulante	longo prazo	total	parcelas vincendas	total
Contribuição Social						
Parcelamento em 99 meses	44	1.360	3.626	4.986	56	5.816
Parcelamento em 120 meses	65	3.269	14.436	17.705	77	19.034
Em processo administrativo p/ compensação	-	3.065	-	3.065	-	3.882
Em processo de postergação de vencimento	-	5.286	-	5.286	-	5.356
		12.980	18.062	31.042		34.088
Imposto de Renda sobre o Lucro Líquido						
Parcelamento em 120 meses	-	-	-	-	94	18.120
Parcelamento em 99 meses	-	-	-	-	73	1.354
		-	-	-	-	19.474
Imposto de Renda Pessoa Jurídica						
Parcelamento em 120 meses	65	825	3.643	4.468	77	4.804
COFINS						
Parcelamento em 120 meses	65	4.860	21.461	26.321	77	28.294
Parcelamento em 72 meses	70	8.809	42.523	51.332	-	-
Corrente	-	2.070	-	2.070	-	-
		15.739	63.984	79.723		28.294
PASEP						
Parcelamento em 60 meses	5	659	-	659	17	2.034
Parcelamento em 72 meses	70	235	1.132	1.367	-	-
Corrente	-	-	-	-	-	209
		894	1.132	2.026		2.243
PIS						
Corrente	-	294	-	294	-	-
INSS						
Parcelamento em 240 meses	170	715	9.400	10.115	182	10.398
Parcelamento em 96 meses	69	268	1.272	1.540	81	1.771
Corrente	-	690	-	690	-	1.855
		1.673	10.672	12.345		14.024
Outros	-	756	-	756	-	1.165
		33.161	97.493	130.654		104.092

Encontrava-se registrado nesta rubrica, valor relativo a parcelamento do Imposto de Renda sobre o Lucro Líquido, que deixou de ser exigido por decisão judicial.

NOTA 12 - OBRIGAÇÕES ESTIMADAS

	R$ mil			
	1998		1997	
	circulante	longo prazo	circulante	longo prazo
Provisão Fundação ELOS				
Despesas administrativas	11.297	-	8.570	-
Complementação aposentadoria - SB 40	9.282	83.218	8.602	74.011
Contribuição suplementar	486	-	207	-
Provisões trabalhistas	4.854	-	8.119	-
Programa de reestruturação	24.300	-	-	-
Provisão para grandes manutenções	5.040	12.218	-	-
Outras	897	-	-	-
	56.156	95.436	25.498	74.011

A rubrica "Complementação aposentadoria - SB 40" refere-se a conversão de aposentadorias especiais em aposentadorias por tempo de serviço.

Buscando mensurar adequadamente os resultados dos exercícios sociais futuros, a Companhia passou a adotar o registro de provisões para grandes manutenções do parque gerador, com base em plano executivo para preservação das condições de operação das usinas.

Foram, também, provisionados neste exercício os custos inerentes à conversão de aposentadoria especial em aposentadoria por tempo de serviço dos empregados em atividade que têm direito a este benefício, bem como os custos para a implementação do programa de reestruturação para adequação da estrutura organizacional da Companhia.

NOTA 13 - PROVISÕES PARA CONTINGÊNCIAS

As provisões para contingências contemplam todos os riscos trabalhistas, tributários e cíveis que são de conhecimento da Companhia, cujos valores são estimados pelo órgão jurídico e encontram-se atualizados até 31.12.98 pelos índices utilizados pelo poder judiciário.

NOTA 14 - OBRIGAÇÕES ESPECIAIS

	R$ mil	
	1998	1997
Doações e subvenções destinadas a investimentos	47.149	47.149
Reversão e amortização	2.230	2.229
Participação da União	3.758	210
Outras	2.639	2.640
	55.776	52.228

Em virtude de sua natureza, estas contas não representam obrigações financeiras efetivas e, desta forma, não devem ser incluídas como exigibilidades, para fins de determinação de indicadores econômico-financeiros.

NOTA 15 - PATRIMÔNIO LÍQUIDO

a) Capital Social

O capital social em 31 dezembro de 1998 é de R$ 2.085.977 mil e está representado por 539.091.216.176 ações, sendo 454.100.458.846 ações ordinárias, 73.460.000 ações preferenciais da classe A e 84.917.297.330 ações preferenciais da classe B, todas sem valor nominal. O valor patrimonial da ação por lote de mil, em 31 de dezembro de 1998 é de R$ 4,24.

c)The long-term loans, and financing and financial charges mature as follows:

	R$000	
	1998	1997
1999	-	132,017
2000	90,882	62,173
2001	95,318	86,659
2002	70,284	83,968
2003	77,938	69,582
2004	95,970	82,457
After 2003 until 2024	537,274	483,006
	967,666	999,862

d)The loans and financing are subject to charges at both fixed and fluctuating rates, as follows:

Internal Market

Fixed rates from 6.00% to 12.00% per year (1997 - from 6.00% to 11.70% per annum)
Fluctuating rates from 9.89% to 18.06% p.a. (1997 - from 9.16% to 10.79% per year, pre-established for 30 days)

External Market

Fixed rates from 3.00% to 12.50% per year (1997 - 3.00% to 26.15% per year)
Fluctuating rates from 3.98% to 8.16% per year (1997 - 3.49% to 7.61% per year)

11 - TAXES AND SOCIAL CONTRIBUTIONS

A large part of the taxes and social contributions owed by the Company are payable in installments to the collecting agencies. Taxes and social contributions on December 31, are as follows:

	1998				1997	
		R$000				R$000
	Installments outstanding	Current	Long-term	Total	Installments outstanding	Total
Social contribution						
99 monthly installments	44	1,360	3,626	4,986	56	5,816
120 monthly installments	65	3,269	14,436	17,705	77	19,034
In the administrative process for compensation	-	3,065	-	3,065	-	3,882
In process to renegociate the due date	-	5,286	-	5,286	-	5,356
		12,980	18,062	31,042		34,088
Income tax on net income						
120 monthly installments	-	-	-	-	94	18,120
99 monthly installments	-	-	-	-	73	1,354
						19,474
Income tax						
120 monthly installments	65	825	3,643	4,468	77	4,804
Turnover tax - COFINS						
120 monthly installments	65	4,860	21,461	26,321	77	28,294
72 monthly installments	70	8,809	42,523	51,332	-	-
Current		2,070		2,070	-	-
	-	15,739	63,984	79,723		28,294
Turnover tax - PASEP						
60 monthly installments	5	659		659	17	2,034
72 monthly installments	70	235	1,132	1,367	-	-
Current	-	-	-	-	-	209
		894	1,132	2,026		2,243
Turnover tax - PIS						
Current	-	294	-	294	-	-
Social security tax - INSS						
240 monthly installments	170	715	9,400	10,115	182	10,398
96 monthly installments	69	268	1,272	1,540	81	1,771
Current	-	690		690	-	1,855
	-	1,673	10,672	12,345	-	14,024
Other	-	756	-	756	-	1,165
	-	33,161	97,493	130,654	-	104,092

The amount referring to the income tax on net income, is no longer due in accordance with judicial decisions.

12 - ACCRUED LIABILITIES

	R$ 000			
	1998		1997	
	Current	Long-term	Current	Long-term
ELOS foundation provision				
Administrative expenses	11,297	-	8,570	-
Retirement supplement - SB 40	9,282	83,218	8,602	74,011
Supplementary contribution	486	-	207	-
Labor provisions	4,854	-	8,119	-
Restructuring program	24,300	-	-	-
Provision for significant maintenance	5,040	12,218	-	-
Other	897	-	-	-
	56,156	95,436	25,498	74,011

Retirement supplement - SB 40 refers to the conversion of special retirements into normal retirements.

In an attempt to better measure the results of future fiscal years, the Company began to accrue for significant maintenance programs of the generation plants, in accordance with the executive plan for the maintenance of the operating units.

The costs inherent in the conversion of special retirements of employees still in active service and who are entitled to the benefit of regular retirements, as well as the restructuring program for adjusting the company organizational structure were also accrued in this fiscal year.

13 - PROVISIONS FOR CONTINGENCIES

Provision for contingencies include all labour, tax and civil risks, which are known by the Company and whose amounts are estimated by the legal department and are updated by the legal indices until December 31, 1998.

14 - SPECIAL OBLIGATIONS

	R$000	
	1998	1997
Donations and subsidies for investments	47,149	47,149
Reversion and amortization	2,230	2,229
Participation of the federal government	3,758	210
Other	2,639	2,640
	55,776	52,228

These accounts do not represent effective financial obligations and, consequently, should not be considered as liabilities for the purpose of calculating financial ratios.

15 - SHAREHOLDERS' EQUITY

a) Share Capital

The share capital on December 31, 1998 amounted to R$2,085,977 thousand, made up of 539,091,216,176 shares being 454,100,458,846 common shares, 73,460,000 class A preference shares and 84,917,297,330 class B preference shares, all of them with no par value. The shareholders' equity per one thousand shares on December 31, 1998 amounted to R$4.24.

The preference shares do not have voting rights and are not convertible into common shares; however, they have priority in respect of refunds and distribution of dividends, at rates of 8.00% in the case of class "A" and of 6.00% for the class "B", calculated on each type of capital.

As ações preferenciais não garantem direito a voto e não são conversíveis em ações ordinárias, entretanto, gozam de prioridade no reembolso do capital e na distribuição de dividendos, às taxas anuais de 8,00%, no caso de ações da classe "A" e de 6,00%, para as da classe "B", calculadas sobre o capital social das respectivas classes de ações.

O quadro societário da Companhia, em 31.12.98, está assim constituído:

	% do capital			
acionistas	ON	PNA	PNB	total
TRACTEBEL	77,27	-	22,45	68,63
UNIÃO	5,82	-	2,07	5,23
FND	0,54	-	-	0,46
BNDESPAR	0,61	-	6,85	1,59
OUTROS	15,76	100,00	68,63	24,09
	100,00	100,00	100,00	100,00

R$ mil

	1998	1997
b) Reserva de Capital		
Doações e subvenções para investimento	-	1.436.570
Remuneração de bens e direitos constituídos com capital próprio	91.695	-
	91.695	1.436.570
c) Reservas de Lucros		
Reserva legal	381	-
Reserva de retenção de lucros	5.437	-
	5.818	-
d) Lucros Acumulados	[illegible]	-

Em conformidade com o disposto no artigo 196 da Lei 6.404/76, a Administração da Companhia está propondo a retenção de lucros para aplicação no programa de investimentos, integrante do orçamento a ser submetido à aprovação da Assembléia Geral Ordinária.

NOTA 16 - AJUSTES DE EXERCÍCIOS ANTERIORES

A Companhia efetuou ajustes de exercícios anteriores em função da constituição de ativos fiscais diferidos sobre diferenças temporárias dedutíveis e base negativa da contribuição social existentes em 31 de janeiro de 1998, no valor de R$ 102.745 mil. (Ver Nota 7)

NOTA 17 - CONCILIAÇÃO DA CONTRIBUIÇÃO SOCIAL E DO IMPOSTO DE RENDA, NO RESULTADO

A conciliação da provisão para imposto de renda e a contribuição social, calculada pela alíquota fiscal é a seguir demonstrada:

	R$ mil
Resultado antes dos tributos	(17.505)
Imposto de Renda - 25%	4.376
Contribuição Social - 8%	1.400
	5.776
Imposto de renda e contribuição social sobre:	
Reversão de contingências tributárias indedutíveis	23.754
Encargos sobre contingências tributárias indedutíveis	(4.395)
Imposto de renda e contribuição social no resultado	25.135

NOTA 18 - ENTIDADE FECHADA DE PREVIDÊNCIA PRIVADA

A Companhia é patrocinadora da Fundação Eletrosul de Previdência e Assistência Social - ELOS, entidade sem fins lucrativos que tem como objetivo básico a complementação de aposentadoria aos seus empregados. A Fundação adota o plano do tipo benefício definido, com regime financeiro de capitalização, tendo apresentado superávit técnico de R$ 1.874 mil em 31.12.98 (R$ 450 mil, em 31.12.97).

A contribuição da Companhia corresponde a duas vezes a contribuição de seus empregados. Contribui, ainda, com 1,2% sobre a folha de salários, com o objetivo de amortizar as reservas da Fundação, em consonância com o plano de custeio e cálculos atuariais. A contribuição relativa ao exercício de 1998 foi de R$ 4.955 mil.

As despesas administrativas da Fundação estão contempladas no capítulo de custeio do seu regulamento do Plano de Benefícios e são de responsabilidade das patrocinadoras, não podendo exceder a 15% do total das receitas previdenciais.

Conforme prevê o Regulamento do Plano de Benefícios da Fundação, a Companhia é responsável pelo ônus decorrente da conversão de aposentadorias especiais em aposentadorias por tempo de serviço, concernentes aos seus empregados e aqueles que se encontravam em benefício na data da cisão da ELETROSUL. O montante desse compromisso encontra-se provisionado sob o título de "complementação de aposentadoria - SB 40" (Ver Nota 12).

NOTA 19 - INSTRUMENTOS FINANCEIROS

A Comissão de Valores Mobiliários, através da Instrução nº 235, de 23.03.95, estabeleceu mecanismo para divulgação em nota explicativa do valor de mercado dos instrumentos financeiros, reconhecidos ou não nas Demonstrações Financeiras.

Considerando as características próprias da Companhia, no âmbito particular e do setor elétrico em geral, destacam-se como valores significativos suscetíveis de avaliação pelo valor de mercado, os relativos aos contratos de empréstimos com a Centrais Elétricas Brasileiras S.A. - ELETROBRÁS, para financiamento dos projetos de expansão.

Todos os empréstimos e financiamentos captados com a ELETROBRÁS são remunerados a uma taxa de juros equivalente a 10% a.a. A taxa de mercado (os custos de oportunidade do capital da Empresa) é por ela definida, levando em conta o prêmio de risco compatível com as atividades do setor (10% a.a.). Considerando as circunstâncias especiais envolvidas no financiamento dos seus projetos de expansão, o valor de mercado destes empréstimos corresponde ao seu valor contábil.

NOTA 20 - ADEQUAÇÃO DOS SISTEMAS ELETRÔNICOS - ANO 2000

A Companhia, objetivando a adequação dos sistemas eletrônicos de processamento de dados às datas posteriores ao ano de 1999, iniciou em 1997, o "Projeto Ano 2000", composto das seguintes etapas:

a) Inventário - consistiu em quantificar as linhas de código dos diversos programas, a serem analisadas / adequadas para solução do problema. Esta etapa foi iniciada em maio/97 e concluída em agosto/97;

b) Priorização - estabelecimento da seqüência de adequação dos programas, por sistema aplicativo, com base na importância e dependências existentes entre eles. Esta etapa foi iniciada em novembro/97 e concluída em janeiro/98;

c) Implementação - análise de todos os sistemas aplicativos em uso, adequando seus programas, bases de dados e comandos de controle de serviços, implantando após testes isolados e sincronizados com outros sistemas. Esta etapa foi iniciada em fevereiro/98, com conclusão prevista para junho/99, tendo sido realizada até o momento 90% das conversões necessárias.

O custo total estimado do projeto é de R$ 780 mil. Até o momento foi gasto o montante de R$ 700 mil.

The Company shareholders, at December 31, 1998 are as follows:

	Shareholding - %			
Shareholders	Common shares	Preference Class "A"	Preference Class "B"	Total
TRACTEBEL	77,27	-	22,45	68,63
União	5,82	-	2,07	5,23
FND	0,54	-	-	0,46
BNDESPAR	0,61	-	6,85	1,59
Other	15,76	100,00	68,63	24,09
	100,00	100,00	100,00	100,00

b) Capital Reserves

	R$000	
	1998	1997
Donations and subventions for investment		1,436,570
Remuneration of investments in construction work in progress	91,695	
	91,695	1,436,570

c) Revenue Reserves

Legal reserve	381
Retained earnings	5,437
	5,818

d) Retained earnings	102.745

In conformity with Article 196 of Law 6,404/76, the Company is proposing the retention of retained earnings for use in investment programs, which are included in the budget to be submitted to the Annual General Meeting.

16 - PRIOR YEAR ADJUSTMENT

The Company made a prior year adjustment for deferred tax credits composed of temporary deductible differences and the negative basis of social contribution, which existed as of January 31, 1998, and amounted to R$102,745 thousand. (See Note 7)

17 - RECONCILIATION OF SOCIAL CONTRIBUTION AND INCOME TAX INCLUDED IN THE RESULT FOR THE PERIOD

The reconciliation of the income tax and social contribution provision, calculated using the below mentioned tax rate is as follows:

	R$000
Loss before taxes	(17.505)
Income tax - 25%	4.376
Social contribution - 8%	1.400
	5.776
Income tax and social contribution on:	
Reversion of non-deductible tax contingencies	23.754
Charges on non-deductible tax contingencies	(4.395)
Income tax and social contribution included the result for the period	25.135

18 - PENSION PLAN

The Company sponsors the Eletrosul Pension and Social Assistance Foundation - ELOS, a non-profit entity with the basic objective of supplementing the retirement pay of its employees. The Foundation has adopted the defined benefit plan, with a financial capitalization basis, showing a technical surplus of R$1.874 thousand as of December 31, 1998 (R$450 thousand, as of December 31, 1997)

The contribution of the Company corresponds to twice the contribution of its employees. It also contributes 1.2% of the payroll, with the objective of amortizing the reserves of the Foundation, in accordance with the costing plan and actuarial calculations. The contribution relating to fiscal year 1998 amounted to R$4.955 thousand.

The payment of the administrative expenses of the Foundation are, in accordance with Benefit Plan Regulations, the responsibility of the sponsors and cannot exceed 15% of the total contributions received.

The Company is responsible for the expenses arising from the conversion of special retirements to regular retirements, in respect of employees entitled to these benefits and to those who had the benefit at the time of the split-off of ELETROSUL. The total amount of this commitment is accrued under the heading "Retirement Supplement - SB 40". (See Note 12)

19 - FINANCIAL INSTRUMENTS

The Securities Commission, by means of Instruction nº 235, dated March 23, 1995, established the mechanism for publishing, by explanatory note, the market value of financial instruments, recognized or not in the financial statements.

Considering the characteristics of the Company both in the private sphere and in the electric energy sector in general, the significant amounts, susceptible to market valuation, are those related to loans obtained directly from Centrais Elétricas Brasileiras S.A. - ELETROBRÁS, for financing expansion projects.

All loans and financing obtained from ELETROBRÁS are remunerated at an interest rate equivalent to 10% per year. The market rate (the opportunity cost of capital of the Company), taking into consideration the risk premium compatible with the sector is approximately 10% per year. Considering the special circumstances involved in the financing of its expansion projects, management considered that the market value of these loans corresponds to their accounting value.

20 - CHANGES IN THE SYSTEMS FOR YEAR 2000 (BUG)

In an attempt to bring its systems in line with the requirements for dates subsequent to 1999, the Company started in 1997 the "Year 2000 Project", consisting of:

a) Inventory - quantification of the code lines of the several programs, that should be analyzed and conformed with to solve the problem. This procedure was started in May 1997 and was finished in August 1997;

b) Priority - establishment of the sequence of programs to be changed, based on the importance to the Company. This procedure started in November 1997 and was finished in January 1998.

c) Implementation - analysis of all applicable systems in use, adjusting their programs, data bases and service request controls, implementing them after isolated tests synchronized with other systems. This procedure was started in February 1998 and is scheduled to finish in June 1999, 90% of the necessary adjustments have been made.

The total estimated cost for the project is R$780 thousand. Up to now R$700 thousand has been spent.

21 - SUBSEQUENT EVENTS

a) The Electric Energy National Agency - ANEEL, in its Article 2 of Resolution No. 2, of December 24, 1997, modified, starting on January 1, 1999, the depreciation rates the Company will use. As a result, the depreciation annual charges will be reduced by approximately R$18 million.

NOTA 21 - EVENTOS SUBSEQÜENTES

a) Em cumprimento ao que determinou a Agência Nacional de Energia Elétrica - ANEEL, através do artigo 2º da Resolução nº 2, de 24.12.97, a partir de 1º de janeiro de 1999 a Companhia procederá ao cálculo e à contabilização das quotas de depreciação, tomando por base as taxas definidas na Resolução e os saldos contábeis registrados nas respectivas Unidades de Cadastro - UC. Em decorrência, os encargos anuais de depreciação serão reduzidos em aproximadamente R$ 18 milhões.

b) O Governo Federal flexibilizou a variação cambial do dólar norte americano em 13.01.99, em relação ao Real. A Companhia possui em 31 de dezembro de 1998, dívida em moeda externa no valor total de R$ 461.991 mil, conforme detalhamento constante da Nota 10.

c) Encontra-se em fase de negociação a aquisição da usina termelétrica a gás natural, com capacidade prevista de 120 MW de potência, para atendimento ao compromisso assumido com o BNDES conforme Edital de Privatização, de disponibilização de potência firme necessária ao atendimento da demanda no Estado do Mato Grosso do Sul. A partir do mês de março de 1999, a usina estará gerando 40 MW de energia, e está previsto para o mês de agosto de 1999, um incremento de 40 MW.

Victor Frank de Paula Rosa Paranhos
Diretor Presidente

Laércio Dias
Diretor de Finanças / Diretor Administrativo

Gil de Methodio Maranhão Neto
Diretor de Planejamento e Engenharia

Manoel Arlindo Zaroni Torres
Diretor de Operação

Waltamir Barreiros
Contador CRC - SC 008283/O-8
CPF: 242.690.507-72

PARECER DO CONSELHO FISCAL

Os membros do Conselho Fiscal das Centrais Geradoras do Sul do Brasil S.A. - GERASUL, abaixo assinados, após examinarem as Demonstrações Financeiras relativas ao exercício social findo em 31 de dezembro de 1998, consubstanciadas no Balanço Patrimonial, Demonstração do Resultado do Exercício, Demonstração das Mutações do Patrimônio Líquido, Demonstração das Origens e Aplicações de Recursos e respectivas Notas Explicativas, bem como a proposta para a destinação do lucro líquido do exercício, à luz do parecer emitido por Deloitte Touche Tohmatsu Auditores Independentes, entendem que as peças acima referidas representam adequadamente a posição econômico-financeira das Centrais Geradoras do Sul do Brasil S.A. GERASUL, naquela data, estando em condições de serem submetidas à apreciação da Assembléia Geral Ordinária.

Rio de Janeiro, 11 de fevereiro de 1999.

Carla Carvalho de Carvalho
Conselheiro

Manoel Eduardo Bouzan de Almeida
Conselheiro

Luiz Eduardo Simões Viana
Conselheiro

b) The Federal Government liberated the exchange variations of the U.S. dollar as from January 13, 1999. The Company's debt in foreign currency as of December 31, 1998 amounted to R$461.991 thousand, as shown in Note 10.

c) The acquisition of the natural gas thermo-electric station, with an expected capacity of 120 MW, is being negotiated in order to meet a commitment with the BNDES, in conformity with the Privatization Bidding Notice, for supplying the necessary power to meet the needs of the Mato Grosso do Sul State. As from the month of March 1999, the station will generate 40 MW energy, and it is foreseen, for the month of August 1999, an increase of 40 MW.

Victor Frank de Paula Rosa Paranhos
Chief Executive Office

Laércio Dias
Finance Director / Administration Director

Gil de Methodio Maranhão Neto
Planning and Enginnering Director

Manoel Arlindo Zaroni Torres
Operation Director

Waltamir Barreiros
Accountant
CRC - SC 008283/O-8
CPF: 242.690.507-72

FISCAL COUNSEL REPORT

After examining the Financial Statement for the fiscal year which terminated December 31, 1998, supported by the Asset Statement, the Revenue Statement for the Fiscal Year, the Statement of Changes in Total Equity, Statement of the Origins and Allocations of Resources and Respective Explanatory Notes, as well as the proposal for use of net profits for the fiscal year, based on the report issued by Deloitte Touche Tohmatsu Auditores Independentes, the members of the Fiscal Board of Centrais Geradoras do Sul do Brasil S.A.- GERASUL, who have signed below, understand that the statements referred to above properly represent the economic-financial position of Centrais Geradoras do Sul do Brasil S.A. GERASUL, at that date, and may be submit for review to the Ordinary General Assembly.

Rio de Janeiro, February 11, 1999.

Carla Carvalho de Carvalho
Board Member

Manoel Eduardo Bouzan de Almeida
Board Member

Luiz Eduardo Simões Viana
Board Member

PARECER DOS AUDITORES INDEPENDENTES

Deloitte Touche Tohmatsu

Aos Acionistas e à Administração da
Centrais Geradoras do Sul do Brasil S.A. - GERASUL
Florianópolis - SC

1. Examinamos o balanço patrimonial da Centrais Geradoras do Sul do Brasil S.A. - GERASUL, levantado em 31 de dezembro de 1998 e as respectivas demonstrações do resultado, das mutações do patrimônio líquido e das origens e aplicações de recursos para o período de onze meses findo naquela data, elaborados sob a responsabilidade de sua administração. Nossa responsabilidade é a de expressar uma opinião sobre essas demonstrações financeiras.

2. Nosso exame foi conduzido de acordo com as normas de auditoria e compreendeu: (a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume de transações e o sistema contábil e de controles internos da Companhia; (b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e as informações contábeis mais representativas adotadas pela administração da Companhia, bem como da apresentação das demonstrações financeiras tomadas em conjunto.

3. Em nossa opinião, as demonstrações financeiras referidas no parágrafo 1 representam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira da Centrais Geradoras do Sul do Brasil S.A. - GERASUL em 31 de dezembro de 1998, o resultado de suas operações, as mutações do seu patrimônio líquido e as origens e aplicações de seus recursos correspondentes ao período de onze meses findo naquela data, de acordo com os princípios de contabilidade emanados da legislação Societária.

4. Conforme descrito na nota explicativa n.º 8 c, a Companhia possui construções em andamento referentes ao projeto Jacuí. A Companhia tem até 14 de março de 1999, para se pronunciar sobre a sua decisão de concluir ou não o empreendimento. A Administração da Companhia ainda não decidiu sobre sua permanência no projeto, e como resultado não tem como estimar perdas quanto (1) ao valor do ativo referente ao empreendimento e (2) aos passivos contingentes com fornecedores e outros envolvidos no projeto.

5. Conforme descrito na nota explicativa n.º 8 d, a Companhia, baseada em projeções preliminares de fluxo de caixa futuro descontado a valor presente, elaboradas internamente, avaliou que alguns ativos não serão recuperados pelas suas operações futuras. A Administração da Companhia não constituiu provisão para perda sobre estes ativos porque a expectativa é que, no conjunto, produzirão fluxo de caixa futuro positivo.

Rio de Janeiro, 10 de fevereiro de 1999.

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC-SP 11.609 S/RJ

Antônio C. Carmona Corrêa
Contador
CRC-SP 96.269 S/RJ

INDEPENDENT AUDITORS' REPORT

Deloitte Touche Tohmatsu

The Board of Directors and Shareholders
Centrais Geradoras do Sul do Brasil - GERASUL
Florianópolis - SC

1 - We have examined the balance sheet of Centrais Geradoras do Sul do Brasil GERASUL as of December 31, 1998 and the related statements of income, changes in shareholders' equity and changes in financial position for the period of eleven months ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2 - We conducted our audits in accordance with auditing standards generally accepted in Brazil. Those standards require that we (a) plan our audits based on the materiality of the amounts presented, the number of transactions and the Company's systems of accounting and internal accounting; (b) assess the adequacy, based on tests, of documentation and accounting records that support the amounts and information disclosed; and (c) evaluate the accounting principles used and significant estimates made by management, as well as the presentation of the financial statements taken as a whole.

3 - In our opinion, such financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of Centrais Geradoras do Sul do Brasil - GERASUL as of December 31, 1998, and the results of its operations, changes in its shareholders' equity and changes in its financial position for the period of eleven months ended December 31, 1998, in conformity with accounting principles derived from Brazilian Corporation Law.

4 - As described in the explanatory note No. 8 c, the Company has construction-work-in-progress regarding the Jacuí project. The Company has to declare until March 14, 1999 its decision to conclude or not the project. The Company has not yet decided if it will conclude the project and, as a result, cannot assess eventual losses regarding (1) the carrying value of assets relating to this project and (2) contingent liabilities with suppliers and others.

5 - As described in the explanatory note No. 8 d, based on preliminary future in-house cashflow projections, the Company estimated that some assets will not be recovered with future operations. The Company has not accrued for the loss on such assets, since, on an overall basis, it expects to have a positive future cashflow.

The accompanying financial statements have been translated into English for the convenience of readers outside of Brazil.

Rio de Janeiro, february 10, 1999

DELOITTE TOUCHE TOHMATSU
Independent Auditors
CRC-SP 11.609 S/RJ

Antônio C. Carmona Corrêa
Accountant
CRC-SP 96.269 S/RJ

GERASUL
CENTRAIS GERADORAS DO SUL DO BRASIL S.A.

Rua Deputado Antonio Edu Vieira, 999 - Pantanal
CEP 88040-901 - Florianópolis - SC
Fone (048) 231 7903 - Fax (048) 231 7902
http://www.gerasul.com.br
e-mail: webmaster@gerasul.com.br

Tractebel Electricity & Gas International

1 Place du Trône
B-1000 Brussels Belgium
Tel. +32 2 510 71 11
Fax +32 2 510 73 88
info@tractebel.be
http://www.tractebel.be
http://www.tractebel.com